UniCredito Italiano

03037983

File No. 82 - 3185

RECEIVED NOV 04 2003 SEC MAIL PROCESSING WASH. D.C. 208 SECTION

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, November 28th 2003

SUPPL

DEC 04 2003

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Report on operations during the first half of 2003".

With kindest regards, we remain,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours faithfully,

UNICREDITO ITALIANO
Direzione Centrale

Affari Societari e Legali
/RP

12/8

UniCredito Italiano S.p.A.

Direzione Centrale
Piazza Cordusio
20121 Milano

Tel 02/8862.1
e-mail info@unicredit.it

UniCredito Italiano

INTERIM REPORT 2003

Interim Report 2003

UniCredito Italiano – Italian Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks
and Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital stock: €3,155,884,307.00, fully paid in

Board of Directors, Board of Auditors and External Auditors

Board of Directors, Board of Auditors and External Auditors as at 30 June 2003

BOARD OF DIRECTORS

Carlo Salvatori *	**Chairman**
Eugenio Caponi (vicarious functions) *	Deputy Chairmen
Franco Bellei *	
Fabrizio Palenzona *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Vincenzo Calandra Buonaura	
Mario Cattaneo	
Philippe Citerne	
Ambrogio Dalla Rovere	
Giovanni Desiderio	
Guidalberto di Canossa	
Francesco Giacomin **	
Piero Gnudi	
Mario Greco **	
Achille Maramotti	
Gianfranco Negri-Clementi	
Carlo Pesenti **	
Giovanni Vaccarino	
Anthony Wyand	
Marco Fantazzini	Company Secretary

* Member of the Chairman's Committee and Executive Committee

** Member of the Executive Committee

BOARD OF AUDITORS

Gian Luigi Francardo	**Chairman**
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

Pricewaterhouse Coopers S.p.A.	**EXTERNAL AUDITORS**

General Management and Managers of the Main Operating Divisions and Head Office Departments

General Management and Managers of the Main Operating Divisions and Head Office Departments

(Updated as at 1 August 2003)

GENERAL MANAGEMENT

Alessandro Profumo	**Managing Director/CEO**
Paolo Fiorentino Pietro Modiano Andrea Moneta Roberto Nicastro	Deputy CEOs

MANAGERS OF THE MAIN OPERATING DIVISIONS AND HEAD OFFICE DEPARTMENTS

Roberto Nicastro	Retail Division
Pietro Modiano	Corporate Division
Andrea Moneta	Private Banking and Asset Management Division
Paolo Fiorentino	New Europe Division
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Pier Luigi Celli	Corporate Identity
Fausto Galmarini	Credits
Elisabetta Magistretti	Administration
Ranieri de Marchis	Planning and Finance
Antonio Andrea Monari	Organisation and Human Resources
Franco Leccacorvi	Accounts
Matteo Montagna	Industrial Relations, Safety at Work

Contents

Contents

Group Chart
as at 30 June 2003

Group Chart

Group Chart as at 30 June 2003

Fully consolidated companies and companies consolidated using the equity method

Retail Division

Corporate Banking Division

Private Banking and Asset Management Division

New Europe Division

Other Companies

UniCredito Italiano

The Group chart as at 30 June 2003 shows the companies included in the scope of consolidation broken down by Divisions and method of consolidation (line-by-line and equity methods).
The most significant changes since the end of the last period concern the New Europe Division, which expanded due to the inclusion of:

- the **Koç Finansal Hizmetler Group**, consolidated on a proportionate basis, the joint ownership of which was acquired near the end of 2002 (in December, this equity interest, which had just been acquired, was consolidated at equity);
- **Zivnostenska Banka**, which is fully consolidated, was acquired during the first quarter and temporarily consolidated at equity in March.

However, compared to 30 June 2002, the Group's basis of consolidation also changed due to the inclusion of Demir Banca (now called UniCredit Romania).
In addition, in June 2003, 21.714% of the capital stock of Banca dell'Umbria was acquired from Fondazione CR Perugia following the latter's exercise of the put option specified in agreements of March 2000. Therefore the stake held in Banca dell'Umbria increased from 74.75% to 96.46%.
Finally, the historical data for the first half of 2002 did not reflect the effects of the S3 project, since the first phase of that project (merger of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Rolo Banca 1473 and Credit Carimonte into UniCredito Italiano) was concluded on 1 July 2002, but took effect for accounting purposes from the beginning of the year. Thus, for meaningful comparisons in the analysis of changes in financial condition and operating results, quarterly figures for 2002 have been restated to take into account, on the one hand, the inclusion of the New Europe companies by combining the respective book amounts and assigning shareholders' equity and net profit for the period to minorities, and, on the other hand, the impact of the S3 project on the allocation of profits and shareholders' equity between the "Group portion" and "minorities".

Fully Consolidated Companies

RETAIL DIVISION

UNICREDIT BANCA S.p.A.
Main office: Bologna

Other Banks

ADALYA BANCA IMMOBILIARE S.p.A. (now UNICREDIT BANCA PER LA CASA S.p.A.) - Main office: Milan

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

CLARIMA BANCA S.p.A.
Main office: Milan

TRADINGLAB BANCA S.p.A.
Main office: Milan

Financial and other Companies

CREDITRAS PREVIDENZA SIM S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

PIONEER INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆

ROLO PIONEER LUXEMBOURG S.A.
Main office: Luxembourg ◆

UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.
Main office: Luxembourg ◆

UNICREDIT FONDI S.G.R. p.A.
Main office: Milan

CORPORATE BANKING DIVISION

UNICREDIT BANCA D'IMPRESA S.p.A.
Main office: Verona

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

Other Banks

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

Financial and other Companies

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TYRERESCOM Ltd
Main office: Dublin ◆

UNICREDIT FACTORING S.p.A.
Main office: Milan

UNIRISCOSSIONI S.p.A.
Main office: Turin

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION

UNICREDIT PRIVATE BANKING S.p.A.
Main office: Turin

Other Banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDIT XELION BANCA S.p.A. (formerly XELION BANCA S.p.A.) - Main office: Milan

Pioneer Global Asset Management Group

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd - Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A. - Main office: Milan

PIONEER CZECH FINANCIAL COMPANY Sro - Main office: Prague ◆

PIONEER CZECH INVESTMENT COMPANY A.S. - Main office: Prague ◆

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆

PIONEER ASSET MANAGEMENT S.A. (formerly PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.)
Main office: Luxembourg ◆

UniCredito Italiano

Companies Consolidated using the equity method

RETAIL DIVISION

Financial and other companies

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

E2E INFOTECH Ltd.
Main office: London ◆

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

TLX S.p.A.
Main office: Milan

TRADINGLAB INC.
Main office: New York ◆

UNICREDIT ASSICURA S.r.l. (formerly UNICREDITASSICURA S.r.l.)
Main office: Milan

VIVACITY S.p.A.
Main office: Rome

CORPORATE BANKING DIVISION

Financial and other companies

UNICREDIT BROKER S.p.A. (formerly BROKER CREDIT S.p.A.)
Main office: Milan

I-FABER S.p.A.
Main office: Milan

LOCAT LEASING d.o.o.
Main office: Zagreb ◆

LOCAT RENT S.p.A.
Main office: Milan

SVILUPPO NORD-OVEST S.G.R.p.A.
Main office: Turin

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Main office: Rome

UNICREDIT SERVICELAB S.p.A.
Main office: Milan

VENTURA FINANCE S.p.A.
Main office: Turin

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION

Financial and other companies

OT FINANCIAL SERVICES NOMINEES LTD
Main office: London ◆ ❖

PIONEER CONSULTING SERVICES S.A.
Main office: Warsaw ◆ ▲

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

UNICREDIT CONSULTING S.r.l.
Main office: Milan

◆ Registered outside Italy

▲ Pioneer USA Group company

❖ Momentum Group company

✓ *CONSOLIDATED USING THE PROPORTIONAL METHOD*

IONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

IONEER INVESTMENT MANAGEMENT S.G.R. p.A.
Main office: Milan

IONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Delaware ◆

IONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆

IONEER PEKAO TFI S.A.
Main office: Warsaw ◆

Pioneer USA Group ◆

IONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston

IONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington

IONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston

Momentum Group ◆

17 (7) LIMITED
Main office: London

ORIAH S.A. - Main office: Liberia

IONEER ALTERNATIVE INVESTMENTS MANAGEMENT (Bermuda) Ltd (formerly MOMENTUM HOLDINGS Ltd)
Main office: Bermuda

PIONEER ALTERNATIVE INVESTMENTS (Israel) Ltd (formerly SPECIAL FUND MARKETING ISRAEL Ltd)
Main office: Raanan

PIONEER ALTERNATIVE INVESTMENTS (New York) Ltd (formerly MOMENTUM NEW YORK Ltd) - Main office: Dover

PIONEER ALTERNATIVE INVESTMENTS (Uk) Ltd (formerly MOMENTUM UK Ltd)
Main office: London

PIONEER GLOBAL INVESTMENTS (Australia) (PTY) Ltd (formerly MOMENTUM AUSTRALIA (Pty) Ltd)
Main office: Melbourne

PIONEER GLOBAL INVESTMENTS (Uk) Ltd (formerly MOMENTUM ASIA (Hong Kong) Ltd) - Main office: Hong Kong

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ✓

Financial and other companies

BAC FIDUCIARIA S.p.A.
Main office: Dogana Repubblica di San Marino ◆

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO TURIN SIM S.p.A.
Main office: Turin

UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A. (formerly ROLO PIONEER S.G.R.p.A.) - Main office: Bologna

Pekao Group ◆

BANK PEKAO S.A.
Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd
Main office: Luck

BANK POLSKA KASA OPIEKI TEL-AVIV Ltd - Main office: Tel Aviv

CDM PEKAO S.A. Main office: Warsaw

DRUKBANK Sp.zo.o. Main office: Zamosc

LEASING FABRYCZNY Sp.zo.o.
Main office: Lublin

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o - Main office: Lodz

PEKAO LEASING Sp.zo.o.
Main office: Warsaw

PEKAO PIONEER PTE S.A.
Main office: Warsaw

Zagrebacka Group ◆

ZAGREBACKA BANKA D.D.
Main office: Zagreb

POMINVEST D.D. - Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNIVERSAL BANKA D.D.
Main office: Sarajevo

VARAZDINSKA BANKA D.D.
Main office: Varazdin

ZAGREBACKA BANKA BH D.D.
Main office: Mostar

ZAGREB NEKRETNINE D.O.O.
Main office: Zagreb

ZB BROKERI D.O.O. - Main office: Zagreb

ZB INVEST D.O.O. - Main office: Zagreb

Koç Group ◆

KOÇ FINANSAL HIZMETLER A.S.
Main office: Istanbul ✓

KOÇBANK A.S. - Main office: Istanbul ✓

KOÇBANK (AZERBAIJAN) LTD
Main office: Baku ✓

KOÇBANK NEDERLAND N.V.
Main office: Amsterdam ✓

KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S.
Main office: Istanbul ✓

KOÇLEASE - KOÇ FINANSAL

KIRALAMA A.S. - Main office: Istanbul ✓

KOÇ PORTFOY YONETIMI A.S.
Main office: Istanbul ✓

KOÇ YATIRIM MENKUL DEGERLER A.S. - Main office: Istanbul ✓

Other Banks ◆

BULBANK A.D. - Main office:Sofia

UNIBANKA A.S. - Main office: Bratislava

UNICREDIT ROMENIA S.A.
Main office: Bucharest

ZIVNOSTENSKA BANKA A.S.
Main office: Prague

Financial companies ◆

DEMIR ROMLEASE S.A.
Main office: Bucharest ◆

Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc - Main office: Dublin ◆

Financial Companies

CARIVERONA IRELAND Plc
Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd
Main office: Dublin ◆

FIDA SIM S.p.A. - Main office: Turin

UNICREDIT DELAWARE Inc.
Main office: Dover ◆

UNICREDITO ITALIANO - CAPITAL TRUST I - Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II - Main office: Newark ◆

UNICREDITO ITALIANO - FUNDING LLC I - Main office: Dover ◆

UNICREDITO ITALIANO - FUNDING LLC II - Main office: Dover ◆

Ancillary Companies

CORDUSIO IMMOBILIARE S.p.A.
Main office: Monza

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A. - Main office: Verona

UNICREDIT AUDIT S.p.A. - Main office: Milan

UNICREDIT PRODUZIONI ACCENTRATE S.p.A. - Main office: Milan

UNICREDIT REAL ESTATE S.p.A.
Main office: Monza

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

NEW EUROPE DIVISION

Financial and other companies ◆

AGROCONS CENTRUM A.S.
Main office: Bratislava

DEMIR SECURITIES ROMENIA S.A.
Main office: Bucharest

KOÇ ASSET MANAGEMENT S.A.
Main office: Ginevra

XELION DORADCY FINANSOWI Sp.zo.o (formerly PEKAO INFORMATYKA Sp.zo.o) - Main office: Lodz

ZB ASSET MANAGEMENT A.S.
Main office: Prague

ZB TRUST INVESTICNI SPOLECNOST A.S. - Main office: Prague

ZIVNOSTENSKA FINANCE B.V
Main office: Amsterdam

Pekao Group ◆

ACCESS Sp.zo.o - Main office: Warsaw

ANICA SYSTEM S.A. - Main office: Lublin

BDK CONSULTING Ltd- Main office: Luck

CENTRAL POLAND FUND LLC
Main office: Wilmington

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.
Main office: Czarnkow

GRUPA INWESTYCYJNA NYWING S.A. - Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

JUPITER NFI S.A.
Main office: Warsaw

KRAJOWA IZBA ROZLICZENIOWA S.A. - Main office: Warsaw

MASTERS S.A. - Main office: Legnica

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FINANCIAL SERVICES Sp.zo.o - Main office: Warsaw

POLONIT Sp.zo.o Main office: Lodz

TOMTEX S.A.
Main office: Tomaszów Mazowiecki

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw

ZASLAW ZPIN Sp.zo.o
Main office: Zagorz

ZPC SWIDNIK Sp.zo.o
Main office: Swidnik

Zagrebacka Group ◆

ALLIANZ ZAGREB DIONICKO DRUSTVO ZA OSIGURANJE
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM
Main office: Zagreb

CENTAR GRADSKI PODRUM D.O.O. - Main office: Zagreb

CENTAR KAPTOL D.O.O.
Main office: Zagreb

ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.
Main office: Umag

LIPA D.D.
Main office: Novi Marof

MARKETING ZAGREBACKE BANKE D.O.O. - Main office: Zagreb

ZABA TURIZAM D.O.O.
Main office: Zagreb

ZANE BH D.O.O.
Main office: Sarajevo

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

OTHER COMPANIES

Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

Financial and other companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

FIDIA S.G.R. S.p.A.
Main office: Milan

LISEURO S.p.A.
Main office: Udine

MILAN INNOVAZIONE S.G.R. S.p.A.
Main office: Milan

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

ON INVESTMENT SERVICES S.r.l.
Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Milan

S.F.E.T. S.p.A. Società Friulana Esazione Tributi
Main office: Udine

SYNESIS FINANZIARIA S.p.A.
Main office: Turin

S.T.T. S.p.A.
Main office: Verona

UNICREDIT ENERGIA S.c.r.l.
Main office: Milan

UNI IT S.r.l.
Main office: Trento

Branch Networks in Italy and abroad

Branch Networks in Italy and abroad

Branch Networks in Italy


UniCredit Suisse
(Lugano)
1
93
334
25
175
497
692
521
Banca Agricola
Commerciale (S.Marino)
7
66
97
93
Banque
Monégasque
de Gestion
(Montecarlo)
1
88
26
24
207
109
80
41
6
19
55

Region	UniCredit Banca	UniCredit Banca d'Impresa	UniCredit Private Banking	Other Banks	Total Italian branches
Veneto	618	46	28	-	692
Emilia-Romagna	437	25	27	32	521
Piedmont	441	28	27	1	497
Lombardy	272	32	22	8	334
Latium	178	9	14	6	207
Friuli-Venezia Giulia	161	9	5	-	175
Apulia	99	5	5	-	109
Marche	85	7	3	2	97
Tuscany	70	13	6	4	93
Trentino-Alto Adige	84	6	3	-	93
Umbria	9	2	-	77	88
Campania	71	6	3	-	80
Liguria	57	5	4	-	66
Sicily	48	4	3	-	55
Sardinia	38	2	1	-	41
Abruzzo	21	4	1	-	26
Aosta Valley	23	1	1	-	25
Molise	23	1	-	-	24
Calabria	16	3	-	-	19
Basilicata	4	2	-	-	6
Total	2,755	210	153	130	3,248

Branch Networks - New Europe


28
POLAND
820
CZECH REPUBLIC
SLOVAKIA
66
CROATIA
BOSNIA HERZEGOVINA
ROMANIA
BULGARIA
TURKEY
127
59
186
16
92
142*

Bank	Branches
Pekao Group (Poland)	820
Zagrebacka Group (Croatia and Bosnia H.)	186
Koç Group (Turkey) *	142
Bulbank (Bulgaria)	92
UniBanka (Slovakia)	66
Zivnostenska Banka (Czech Republic)	28
UniCredit Romania (Romania)	16
Total	**1,350**

* Actual number of branches 284
(this group is 50% consolidated).

UniCredito Italiano International Network



NEW YORK
Chicago
Saõ Paulo
Buenos Aires

◦ BRANCHES
• Representative Offices


Brussels
LUXEMBOURG
PARIS
Frankfurt
Koper
NDON
Budapest
Moscow
Beijing
Shanghai
HONG KONG
Mumbai
SINGAPORE

Report on Operations

Report on Operations

Notes

The following standard symbols are used in the report and Accounts:
dash (-): non-existent;
two periods (..): when the figure is lower than the minimum amount considered or is otherwise insignificant;
three x's (**xxx**): data not to be shown.

Key Figures

Profit and Loss

(€ millions)	First half 2003	2002 historical	2002 restated	Change from restated	2002 restated
Total revenues	5,423	5,204	5,312	2.1%	10,284
of which: - Net interest	*2,470*	*2,477*	*2,566*	*-3.7%*	*5,074*
- Net commission	*1,619*	*1,625*	*1,649*	*-1.8%*	*3,225*
Operating expenses	2,824	2,659	2,736	3.2%	5,614
Operating profit	2,599	2,545	2,576	0.9%	4,670
Amortisation of goodwill	136	115	123	10.6%	245
Profit before extraordinary items and income tax	1,964	1,788	1,789	9.8%	2,939
Net profit for the period	1,209	1,095	1,094	10.5%	1,967
Net Profit	**1,132**	**849**	**1,008**	**12.3%**	**1,801**

Balance Sheet

(€ millions)	Amounts as at 30 June 2003	2002 historical	2002 restated	Change from restated	Amounts as at 31.12.2002 restated
Total assets	228,760	210,063	214,826	6.5%	217,131
Customers	116,514	119,145	120,974	-3.7%	115,440
of which: non-performing loans	*2,238*	*2,060*	*2,133*	*4.9%*	*2,161*
Securities	35,374	33,581	34,434	2.7%	31,129
Equity investments	3,246	2,381	2,351	38.1%	2,224
Due to customers and securities in issue	127,269	128,547	131,871	-3.5%	129,503
Subordinated debt	6,782	7,393	7,429	-8.7%	7,120
Shareholders' Equity	12,359	9,807	11,476	7.7%	12,261
Indirect customer deposits	226,469	211,672	213,084	6.3%	211,789
Assets administered for customers	353,738	340,219	344,955	2.5%	341,292
Customer assets under management	108,384	105,893	106,279	2.0%	102,432

Staff and Branches

	Figures as at 30 June 2003	2002 historical	2002 restated	Change from restated	Figures as at 31.12.2002 restated
Number of employees	68,574	66,687	69,925	-1,351	69,139
Number of financial consultants	1,610	1,818	1,818	-208	1,833
Number of branches	4,546	4,100	4,242	304	4,541

Key financial ratios and other information

	Figures as at 30 June 2003	2002 historical	2002 restated	Change from restated	Figures as at 31.12.2002 restated
Profitability ratios					
ROE [1]	20.2	19.0	19.3	0.9	17.2
ROE (excluding amortisation of goodwill)	22.6	21.2	21.6	1.0	19.6
Operating profit/Total assets	2.27	2.42	2.40	-0.13	2.15
Cost/income ratio	52.1	51.1	51.5	0.6	54.6
Risk ratios (%)					
Net non-performing loans/Loans to customers	1.92	1.73	1.76	0.16	1.87
Net bad and doubtful debts/Loans to customers	3.71	3.41	3.49	0.22	3.73
Capital ratios (2) (%)					
Tier1 capital/Total risk-weighted assets [2]	7.07	6.84	6.84	0.23	7.21
Total capital for regulatory purposes/ Total risk-weighted assets	11.40	11.68	11.68	-0.28	11.89
Productivity ratios [3] (in thousands of euros)					
Total revenues/Number of employees	158	156	152	6	149
Total assets/Number of employees	3,336	3,150	3,072	264	3,140
Payroll costs/Number of employees	48	47	45	3	46

Note: **1.** Year-end shareholders' equity was used for the ratio (profit for the period not included).
2. Restated figures not available Core capital is equal to Tier 1 capital less preference shares.
3. Number of employees as at end of period.

Ratings

The ratings issued by leading international rating agencies on UniCredito Italiano's debt are summarised below:

	Short-term debt	Medium and long-term debt	Outlook
FITCH IBCA Ltd.	F1+	AA-	STABLE
Moody's Investor Service	P-1	Aa2	STABLE
Standard & Poor's	A-1+	AA-	STABLE

Key Figures by Division

	Retail	Corporate	Private Banking and Asset Man.	New Europe	Parent Co. and other companies	Elisions and other adjustments	Total Group consolidated
Interim Profit and Loss Account 2003 (Amounts in millions of €)							
Net interest income	1,305	744	38	530	44	-6	2,655
Net non-interest income	1,156	919	406	283	57	-53	2,768
Total revenues	**2,461**	**1,663**	**444**	**813**	**101**	**-59**	**5,423**
Operating expenses	-1,503	-478	-310	-453	-152	72	-2,824
Operating profit	**958**	**1,185**	**134**	**360**	**-51**	**13**	**2,599**
Provisions and net writedowns	-119	-238	-9	-76	-57	-136	-635
Extraordinary income	-7	20	6	20	35	-4	70
Income taxes	-366	-397	-43	-84	67	-2	-825
Net Profit	**466**	**570**	**88**	**220**	**-6**	**-129**	**1,209**
- Minority portion	*-2*	*-5*	*-3*	*-67*			*-77*
- Group portion	*464*	*565*	*85*	*153*	*-6*	*-129*	*1,132*

	Retail	Corporate	Private Banking and Asset Man.	New Europe	Parent Co. and other companies	Elisions and other adjustments	Total Group consolidated
Profitability ratios							
Cost/income ratio %	**61.1**	**28.7**	**69.8**	**55.7**	**n.s.**	**n.s.**	**52.1**

OPERATING PROFIT


1,200
1,000
800
600
400
200
0
Amounts in millions of €
1,185
958
360
Retail
Corporate
Private
New Europe

NET PROFIT (Group portion)


1,200
1,000
800
600
400
200
0
Amounts in millions of €
464
565
Retail
Corporate
Private
New Europe

Note *Please refer to the Notes on Calculation Methods and the Glossary for further details.*

The divisional Profit and Loss Accounts were restated by combining the profit and loss accounts of companies included in each Division after making adjustments attributable to such companies and excluding writedowns of positive consolidation differences. Any amortisation of goodwill made directly by the companies was also reclassified among other writedowns. For the Parent Company and other companies, other net income (made up primarily of reimbursed expenses related to other Group companies) was subtracted from operating expenses.

For a comparison of the Divisions' operating results with the prior year's, see the appropriate chapters: the figures of the different Divisions are not comparable with each other. In fact, in light of the spin-off of the respective segment banks on 1 January 2003, the Retail, Corporate and Private Banking Divisions obviously had no accounting results available for the first half of 2002.

	Retail	Corporate	Private Banking and Asset Man.	New Europe	Parent Co. and other companies	Elisions and other adjustments	Total Group consolidated
Balance Sheet (Amounts in millions of €)							
Due from customers							
as at 30 June 2003	42,614	58,411	974	12,205	12,277	-9,967	116,514
as at 1 January 2003	41,427	57,900	996	12,594	13,301	-10,778	115,440
Direct deposits (customers and securities)							
as at 30 June 2003	55,500	22,528	6,030	21,029	31,569	-9,387	127,269
as at 1 January 2003	59,415	24,436	6,086	22,427	25,995	-8,856	129,503

	Retail	Corporate	Private Banking and Asset Man.	New Europe	Parent Co. and other companies	Elisions and other adjustments	Total Group consolidated
Staff and Branches							
Number of employees							
as at 30 June 2003	25,799	6,072	3,122	28,346	5,235		68,574
as at 1 January 2003	26,235	5,856	2,946	29,154	4,948		69,139
Number of branches							
as at 30 June 2003	2,884	213	162	1,279	8		4,546
as at 1 January 2003	2,878	213	162	1,280	8		4,541

Employees


5,235
Parent Co. &
other Companies
25,799
Retail
28,346
New
Europe
3,122
Private
Banking
6,072
Corporate
Banking

Banking branches


8
Parent Co. &
other Companies
1,279
New
Europe
2,884
Retail
162
Private
Banking
213
Corporate
Banking

Restated Balance Sheet

Assets

(€ millions)	Amounts as at 30.6.2003	Amounts as at 31.12.2002 restated	Change from 31.12.2002 amount	Change from 31.12.2002 %	Amounts as at 30.6.2002 restated	% Change from 30.06.2002
Cash and deposits with central banks and post offices	1,275	1,649	- 374	-22.7%	1,424	-10.5%
Due from:						
- Customers	116,514	115,440	+ 1,074	+0.9%	120,974	-3.7%
- Banks	28,454	29,480	- 1,026	-3.5%	25,851	+10.1%
Trading securities	22,655	17,334	+ 5,321	+30.7%	18,603	+21.8%
Fixed assets:						
- Investment securities	12,719	13,795	- 1,076	-7.8%	15,831	-19.7%
- Equity investments	3,246	2,224	+ 1,022	+46.0%	2,351	+38.1%
- Intangible and tangible fixed assets	4,634	4,876	- 242	-5.0%	4,867	-4.8%
- Positive consolidation differences and net equity differences	1,179	1,019	+ 160	+15.7%	899	+31.1%
Other asset items	38,084	31,314	+ 6,770	+21.6%	24,026	+58.5%
Total assets	**228,760**	**217,131**	**+ 11,629**	**+5.4%**	**214,826**	**+6.5%**

Liabilities and Shareholders' equity

Deposits:						
- Due to customers	93,977	96,327	- 2,350	-2.4%	95,944	-2.1%
- Securities in issue	33,292	33,176	+ 116	+0.3%	35,927	-7.3%
- Due to banks	39,785	32,673	+ 7,112	+21.8%	33,283	+19.5%
Specific reserves	4,035	4,632	- 597	-12.9%	4,005	+0.7%
Other liabilities	37,346	29,506	+ 7,840	+26.6%	25,238	+48.0%
Reserve fund for possible loan losses	105	111	- 6	-5.4%	162	-35.2%
Subordinated debt	6,782	7,120	- 338	-4.7%	7,429	-8.7%
Negative consolidation differences and net equity differences	62	64	- 2	-3.1%	60	+3.3%
Minorities	1,017	1,261	- 244	-19.3%	1,302	-21.9%
Shareholders' equity:						
- Capital, reserves, and fund for general banking risks	11,227	10,460	+ 767	+7.3%	10,468	+7.3%
- Net Profit	1,132	1,801	- 669	-37.1%	1,008	+12.3%
Total liabilities and shareholders' equity	**228,760**	**217,131**	**+ 11,629**	**+5.4%**	**214,826**	**+6.5%**

Note: The restated balance sheets take into account the most significant changes in the scope of consolidation and the impact of the S3 project on the breakdown of shareholders' equity in June 2002.

Restated Profit and Loss Account

(€ millions)	First Half 2003	First Half 2002 restated	Change on First half Profit and Loss Account	Change on First half %	2002 restated
Net interest	2,470	2,566	- 96	-3.7%	5,074
Dividends and other income from equity investments	185	139	+ 46	33.1%	216
Net interest income	**2,655**	**2,705**	**- 50**	**-1.8%**	**5,290**
Net commission	1,619	1,649	- 30	-1.8%	3,225
Trading profit (loss)	785	615	+ 170	27.6%	1,057
Other net operating income	364	343	+ 21	6.1%	712
Net non-interest income	**2,768**	**2,607**	**+ 161**	**6.2%**	**4,994**
TOTAL REVENUES	**5,423**	**5,312**	**+ 111**	**2.1%**	**10,284**
Payroll costs	-1,639	-1,574	- 65	4.1%	-3,188
Other administrative expenses	-962	-954	- 8	0.8%	-1,946
Writedowns of intangible and tangible fixed assets	-223	-208	- 15	7.2%	-480
Operating expenses	**-2,824**	**-2,736**	**- 88**	**3.2%**	**-5,614**
OPERATING PROFIT	**2,599**	**2,576**	**+ 23**	**0.9%**	**4,670**
Amortisation of goodwill	-136	-123	- 13	10.6%	-245
Provisions for risks and charges	-134	-76	- 58	76.3%	-164
Net writedowns of loans and provisions for guarantees and commitments	-363	-502	+ 139	-27.7%	-1,017
Provisions for possible loan losses		-11	+ 11	-100.0%	-10
Net writedowns of financial investments	-2	-75	+ 73	-97.3%	-295
Total writedowns and provisions	**-635**	**-787**	**152**	**-19.3%**	**-1,731**
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**1,964**	**1,789**	**+ 175**	**9.8%**	**2,939**
Extraordinary income (charge) – net	70	144	- 74	-51.4%	365
Change in fund for general banking risks			-		-4
Income taxes for the period	-825	-839	+ 14	-1.7%	-1,333
NET PROFIT FOR THE PERIOD	**1,209**	**1,094**	**+ 115**	**10.5%**	**1,967**
Minority portion	-77	-86	+ 9	-10.5%	-166
NET PROFIT	**1,132**	**1,008**	**+ 124**	**12.3%**	**1,801**

Note: The restated profit and loss accounts take into account the most significant changes in the scope of consolidation and the impact of the S3 project on the breakdown of net profit for the period of June 2002.

Quarterly Figures: Balance Sheet

Assets

(€ millions)	2003 30.06	2003 31.03 restated	2002 restated 31.12	2002 restated 30.09	2002 restated 30.06	2002 restated 31.03
Cash and deposits with central banks and post offices	1,275	1,176	1,649	1,234	1,424	1,792
Due from:						
- Customers	116,514	112,798	115,440	114,329	120,974	119,534
- Banks	28,454	29,382	29,480	27,318	25,851	26,102
Trading securities	22,655	18,814	17,334	20,128	18,603	20,007
Fixed assets:						
- Investment securities	12,719	13,870	13,795	15,052	15,831	17,552
- Equity investments	3,246	3,161	2,224	2,313	2,351	2,396
- Intangible and tangible fixed assets	4,634	4,748	4,876	4,881	4,867	5,087
- Positive consolidation differences and net equity differences	1,179	1,084	1,019	879	899	882
Other asset items	38,084	33,842	31,314	27,756	24,026	22,589
Total assets	**228,760**	**218,875**	**217,131**	**213,890**	**214,826**	**215,941**

Liabilities and Shareholders' equity

(€ millions)	2003 30.06	2003 31.03 restated	2002 restated 31.12	2002 restated 30.09	2002 restated 30.06	2002 restated 31.03
Deposits:						
- Due to customers	93,977	90,263	96,327	91,596	95,944	97,507
- Securities in issue	33,292	32,541	33,176	32,116	35,927	35,838
- Due to banks	39,785	38,955	32,673	36,640	33,283	34,352
Specific reserves	4,035	5,046	4,632	4,390	4,005	5,029
Other liabilities	37,346	30,917	29,506	28,128	25,238	22,062
Reserve fund for possible loan losses	105	106	111	150	163	170
Subordinated debt	6,782	7,104	7,120	7,452	7,429	7,615
Negative consolidation differences and net equity differences	62	64	64	60	60	61
Minorities	1,017	1,138	1,261	1,414	1,301	1,504
Shareholders' equity:						
- Capital, reserves, and fund for general banking risks	11,227	12,226	10,460	10,495	10,468	11,315
- Net Profit	1,132	515	1,801	1,449	1,008	488
Total liabilities and shareholders' equity	**228,760**	**218,875**	**217,131**	**213,890**	**214,826**	**215,941**

Quarterly Figures: Profit and Loss Account

(€ millions)	2003 Q 2	2003 Q 1 restated	2002 restated Q 4	2002 restated Q 3	2002 restated Q 2	2002 restated Q 1
Net interest	1,205	1,265	1,245	1,263	1,248	1,318
Dividends and other income from equity investments	182	3	50	27	111	28
Net interest income	**1,387**	**1,268**	**1,295**	**1,290**	**1,359**	**1,346**
Net commission	830	789	802	774	838	811
Trading profit (loss)	349	436	218	224	253	362
Other net operating income	192	172	200	169	175	168
Net non-interest income	**1,371**	**1,397**	**1,220**	**1,167**	**1,266**	**1,341**
TOTAL REVENUES	**2,758**	**2,665**	**2,515**	**2,457**	**2,625**	**2,687**
Payroll costs	-831	-808	-815	-799	-773	-801
Other administrative expenses	-472	-490	-499	-493	-477	-477
Writedowns of intangible and tangible fixed assets	-114	-109	-157	-115	-103	-105
Operating expenses	**-1,417**	**-1,407**	**-1,471**	**-1,407**	**-1,353**	**-1,383**
OPERATING PROFIT	**1,341**	**1,258**	**1,044**	**1,050**	**1,272**	**1,304**
Writedowns of goodwill	-70	-66	-59	-63	-54	-69
Provisions for risks and charges	-94	-40	-95	7	-55	-21
Net writedowns of loans and provisions for guarantees and commitments	-199	-164	-331	-184	-315	-187
Provision to loan loss reserves	-	-	-1	2	-7	-4
Net writedowns of financial investments	13	-15	-210	-10	-75	-
Total writedowns and provisions	**-350**	**-285**	**-696**	**-248**	**-506**	**-281**
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**991**	**973**	**348**	**802**	**766**	**1,023**
Extraordinary income (charge) – net	50	20	218	3	156	-12
Change in fund for general banking risks	-	-	-4	-	-	-
Income taxes for the period	-388	-437	-182	-312	-393	-446
NET PROFIT FOR THE PERIOD	**653**	**556**	**380**	**493**	**529**	**565**
Minority portion	-36	-41	-28	-52	-9	-77
NET PROFIT	**617**	**515**	**352**	**441**	**520**	**488**

Nota: Quarterly Profit and Loss Accounts are calculated as being the difference between cumulative profit and loss accounts. They are affected by exchange rates prevailing on each date with respect to companies that prepare accounts in their own currency. In particular, the figures were affected by fluctuations in the zloty (in which Pekao Group accounts are denominated), and in the US dollar, given our investment in Pioneer USA Group.

In addition, the breakdown of profit for the first two quarters of 2002 takes into account the impact of the S3 project, and the net profit in restated results for the first quarter of 2002 also takes into account the impact of the consolidation of Zagrebacka Banka effective 8 March (note that the quarterly report for March temporarily reported this equity investment at cost).

How the Group has grown 1994 - 2003[1]

	1st half of 2003	2002	2001	2000	1999	1998[2]	1997	1996	1995	1994
Profit and Loss Account (Amounts in millions of €)										
Total revenues	5,423	10,099	9,989	9,318	7,611	6,299	3,586	3,298	3,189	1,704
Net interest income	*2,655*	*5,127*	*5,049*	*4,747*	*4,046*	*3,599*	*2,283*	*2,216*	*2,334*	*1,414*
Net non-interest income	2,768	4,972	4,940	4,571	3,565	2,700	1,303	1,082	855	290
Operating expenses	-2,824	-5,483	-5,263	-4,752	-4,146	-3,493	-2,381	2,231	-2,336	-1,457
Operating profit	2,599	4,616	4,726	4,566	3,465	2,806	1,205	967	853	247
Profit before extraordinary items and income tax	1,964	2,924	3,212	3,185	2,271	2,019	720	425	242	57
Net profit for the period	1,209	1,962	1,954	1,858	1,640	509	426	275	146	31
Net Profit	1,132	1,801	1,454	1,395	1,287	202	248	146	101	34
Balance Sheet (Amounts in millions of €)										
Total assets	228,760	213,349	208,388	202,656	168,927	146,615	91,395	90,415	84,148	62,864
Due to customers	116,514	113,824	117,622	115,157	101,577	84,481	47,595	42,372	38,655	23,236
of which, non-performing loans	*2,238*	*2,104*	*1,822*	*2,005*	*2,174*	*2,241*	*1,358*	*1,359*	*1,390*	*849*
Direct deposits (customers and securities)	127,269	126,745	127,320	118,006	107,071	90,554	55,614	53,059	48,249	26,075
Subordinated debt	6,782	7,088	7,071	4,594	1,371	1,269	1,525	1,291	1,206	1,028
Shareholders' Equity	12,359	12,261	9,535	8,644	7,708	6,099	3,946	3,219	3,136	2,944
Profitability ratios (%)										
ROE [3]	20.2	17.2	18.0	19.2	20.0	16.0	7.7	4.8	3.3	1.4
Operating profit/Total assets	2.27	2.16	2.27	2.25	2.05	1.91	1.32	1.07	1.01	0.39
Cost/income ratio	52.1	54.3	52.7	51.0	54.5	55.5	66.4	70.70	73.3	85.5

ROE (%)


22
20
18
16
14
12
10
8
6
4
2
0
4.3
18.3
17.2
20.2
average 94-97
average 98-01
2002
1st half 2003

COST/INCOME RATIO (%)


100
80
60
40
20
0
74.0
53.4
54.3
52.1
average 94-97
average 98-01
2002
1st half 2003

Note:

1. The UniCredito Italiano Group was formed in 1998 from a combination of the Credito Italiano Group, which, since 1995 included the Rolo Banca 1473 Group, and the Unicredito Group, made up of Cariverona Banca, Banca CRT and Cassamarca. The most significant subsequent changes were as follows: acquisition of Pekao Group and integration with Caritro in 1999; inclusion of CRTrieste, CRCarpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold during the first half of 2002), Pol'nobanka (currently Unibanka) and the American Pioneer Group in 2000; sale of Fiditalia in 2001; acquisition of Zagrebacka Banka in 2002; consolidation of 50% of the Koç Group in 2003.

   Finally, the S3 project, which was concluded in 2002, included the purchase of minority interests of companies involved in that transaction (in particular those of Rolo Banca).

	1st half of 2003	2002	2001	2000	1999	1998[2]	1997	1996	1995	1994
Share price, number of shares and dividend										
Official price of common stock (€)										
High	4.200	5.255	5.865	6.115	5.787	5.395	2.856	1.045	1.114	1.436
Low	3.144	3.173	3.202	3.586	3.845	2.899	0.845	0.798	0.803	0.799
Average	3.722	4.273	4.830	4.976	4.606	4.360	1.706	0.918	0.962	1.129
End of period	4.200	3.808	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
No. of shares (millions)										
outstanding at end of period	6,296.1	6,296.1	5,046.4	5,024.2	4,976.2	4,680.9	2,879.9	2,245.7	2,241.9	2,218.3
with dividend entitlement	6,296.1	6,296.1	5,131.1	5,024.2	5,014.2	4,879.0	2,879.9	2,242.2	2,241.9	2,218.3
of which: Savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
Dividend (euros)										
Common stock		0.158	0.141	0.129	0.129	0.059	0.041	0.031	0.018	0.018
Savings shares		0.173	0.156	0.137	0.137	0.067	0.049	0.039	0.026	0.026

	1st half of 2003	2002	2001	2000	1999	1998[2]	1997	1996	1995	1994
Market indices										
Shareholders' equity per share (€)	1.96	1.95	1.89	1.72	1.55	1.30	1.37	1.44	1.40	1.33
Price/book value ratio	2.14	1.96	2.38	3.24	3.18	3.89	2.07	0.60	0.68	0.65
Earnings per share (euros)	0.36	0.29	0.28	0.28	0.26	0.19	0.09	0.07	0.05	0.02
Price/earnings ratio	12	13	16	20	19	26	33	13	21	56
Payout ratio (%)		55.2	49.8	46.5	50.3	n.s.	48.0	47.8	40.3	119.7
Dividend/common share price (%)		4.15	3.14	2.32	2.62	1.17	1.46	3.58	1.89	2.09
Dividend/savings share price (%)		4.95	4.36	3.08	4.16	1.83	2.11	5.36	3.26	3.02

EPS - EARNINGS PER SHARE (€)



0.40
0.30
0.20
0.10
0
0.02
0.05
0.07
0.09
0.19
0.26
0.28
0.28
0.29
0.36
1994
1995
1996
1997
1998
1999
2000
2001
2002
1st half 2003

2. The ROE and earnings per share do not take into account extraordinary amortisation of positive consolidation differences of €740 million.

3. The shareholders' equity used for the ratio was at period end (excluding profit for the period) adjusted to take into account the effective date of share issues during the period (worth €573 million in '97 and worth €496 in '94).

Operating Results and Performance

Profit and Loss Account

The first half of 2003 ended with Group net profit of €1,132 million, up 12.3% over the result for the corresponding period of the prior year (€1,008 million taking into account the minority interests obtained from the completion of the S3 project). Unlike the first half of 2002, this performance confirms that the Group's profitability was not affected by large writedowns of loans and equity investments, including writedowns of an extraordinary nature.

Based on this result, ROE was 20.2% on an annualised basis despite the larger capital base, compared to 19.3% for the corresponding period of the prior year, and 17.2% for all of 2002. Net of writedowns of goodwill, ROE remained above the prior period level (22.6% compared to 21.6% in June and 19.6% in December 2002).

Net earnings per share, on an annualised basis, were €0.36 compared to €0.33 for the period as at June 2002 (€0.29 at year end), while shareholders' equity per share rose to €1.96 (€1.95 at the end of 2002). At end of June prices, these amounts resulted in a price/earnings ratio of 12 and price/book value ratio of 2.14.

ROE (%)


22
20
18
16
14
12
10
8
6
4
2
0
19.3
17.2
20.2
1st half 2002
2002
1st half 2003

Operating Profit

Now that the start-up phase of the new segment banks is behind us, and the weakness in the economic cycle and stock markets may be nearing its end, quarterly operating profits were up for the first half of the year compared to the last quarter of 2002, which was the low for the prior year due in part to the reorganisation under way.

This growth pushed operating profit for the first half just above that for the corresponding period of the prior year (up by 0.9%) despite the negative exchange rate effect due to the depreciation of the Polish zloty and dollar against the euro (9.3% and 12.7% respectively over the 12-month period).

In fact, at constant exchange rates, operating profit was up by 2.2% over the first half of 2002.

(€ millions)	2003 Q 2	2003 Q 1	2002 Q 4	1st Half 2003	1st Half 2002	Change amount	Change %
At historical exchange rates							
Net interest income	1,387	1,268	1,295	2,655	2,705	-50	-1.8%
Net non-interest income	1,371	1,397	1,220	2,768	2,607	161	6.2%
Total revenues	**2,758**	**2,665**	**2,515**	**5,423**	**5,312**	**111**	**2.1%**
Operating expenses	-1,417	-1,407	-1,471	-2,824	-2,736	-88	3.2%
Operating profit	**1,341**	**1,258**	**1,044**	**2,599**	**2,576**	**23**	**0.9%**
***At constant exchange rates** (rates as at June 2003)*							
Net interest income	1,387	1,268	1,267	2,655	2,666	-11	-0.4%
Net non-interest income	1,373	1,395	1,210	2,768	2,576	192	7.5%
Total revenues	**2,760**	**2,663**	**2,477**	**5,423**	**5,242**	**181**	**3.5%**
Operating expenses	-1,420	-1,404	-1,457	-2,824	-2,698	-126	4.7%
Operating profit	**1,340**	**1,259**	**1,020**	**2,599**	**2,544**	**55**	**2.2%**
Cost/income ratio (%)	**51.4**	**52.8**	**58.5**	**52.1**	**51.5**		

By analysing results at constant exchange rates it can be seen that operating profit growth over the first half of 2002 resulted from a 3.5% increase in revenues, which was boosted by net non-interest income, but was largely offset by the increase in operating expenses (up by 4.7%). On the other hand, quarterly performance for the first half showed an increase in total revenues accompanied by largely unchanging expenses.

Thus, the cost-income ratio remained at a modest level of 52.1% compared to 51.5% for the first half of 2002 on a restated basis, but less than that for the entire year (54.6%).



3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
€ millions
2,705
2,655
2,607
2,768
2,736
2,824
2,576
2,599
Net interest income
Net non-interest income
Operating expenses
Operating profit
1st half 2002
1st half 2003

Operating profit by Division - First Half 2003

On 1 January 2003, as noted elsewhere in the Report, the three new segment banks commenced operations as the final act of the major corporate reorganisation begun at the end of 2001. This reorganisation resulted in a new divisional structure (Retail, Corporate, Private Banking and Asset Management, New Europe), as reflected in the Group chart, whose results are now reported for the first time.

As can be seen in the table below, the Corporate Banking Division (which includes, among others, UBM and Locat) provided about 45% of the Group's operating profit, benefiting in part from the positive seasonality of certain revenues, followed by the Retail Division (whose structure includes, among others, TradingLab), which represents just over 35% of the total.

DIVISIONS (€ millions)	Net interest income	Net non-interest income	Total revenues	Operating expenses	Operating profit 2003 Half year	Q 2	Q 1
Retail	1,305	1,156	2,461	-1,503	958	477	481
Corporate Banking	744	919	1,663	-478	1,185	563	622
Private Banking and Asset Management	38	406	444	-310	134	73	61
New Europe	530	283	813	-453	360	193	167
Parent company and other companies[1]	44	57	101	-152	-51	32	-83
Elisions and other adjustments	-6	-53	-59	72	13	3	10
Group total	**2,655**	**2,768**	**5,423**	**-2,824**	**2,599**	**1,341**	**1,258**

1. Other net income (made up primarily of reimbursed expenses related to other Group companies) was subtracted from operating expenses.

The rise in operating profit between the first and second quarters (€83 million) was largely due to the improvement achieved by the Parent Company and other companies (from - €83 to + €32 million) resulting from the overall increase in revenues attributable, in particular, to dividends of over €80 million, which was partially offset by the drop in combined division results, which were down by €25 million overall. This drop was largely concentrated in the Corporate Banking Division, which, during the first quarter benefited from particularly positive seasonal trading profits, while the New Europe and Private Banking Divisions reported a significant increase due to a 9-10% increase in revenues for both divisions, which was only partially offset by increased expenses. On the other hand, the operating profit of the Retail Division was slightly below that for the first quarter due to higher operating expenses despite the growth in total revenues.

A precise comparison by Division with the first half of 2002 can only be made for the New Europe Division since the operating results for the three segment banks were obviously not available for that period. The New Europe Division reported a 9.1% decline in performance at constant exchange rates due to a drop

in net interest income resulting from a reduction in rates and spread, and an increase in costs, and particularly amortisation and depreciation. Thus, the other components of the Group (Parent Company and Divisions resulting from the S3 project) reported an overall 5% increase in operating profit.

The operating profit of the Parent Company and other companies improved over the corresponding period of the prior year due to the increase in total revenues. On the other hand, the performance of the other Divisions (see the corresponding chapters for further details) can be assessed on the basis of restated results for the three segment banks based on operating results for all of 2002(1). These restated results show that, based on revenue performance, the operating profit of the Corporate Division for the first half was well above the half-year result for the prior year (up by 21%), while operating profit for the Private Banking Division was down by 24%. On the other hand, operating profit was up by 5% in the Retail Division.

1. Thus, the first half for the Divisions includes detailed figures for individual companies with the exception of the segment banks for which the average half-yearly figures for 2002 were used.

Net interest income

Due to the growth reported in the second quarter resulting from higher dividends, net interest income for the first half was €2,655 million, which was largely brought into line with the corresponding period of the prior year net of exchange rate effects, but down by 1.8% at historical exchange rates. This performance was boosted by dividend growth (up by €46 million), approximately two thirds of which was due to the ordinary activities of TradingLab, while net interest income declined, due in part to the financing of the higher position in equity securities. The reduction in interest income and expense was largely due to the decline in average interest rates and the exchange rate effect.

	First half		Change		% Change at
(€ millions)	2003	2002 restated	in Profit and Loss Acct.	%	constant exchange rates
Interest income and similar revenues	4,877	5,237	- 360	-6.9%	-5.6%
Interest expense and similar charges	-2,407	-2,671	+ 264	-9.9%	-8.8%
Net interest	*2,470*	*2,566*	*- 96*	*-3.7%*	*-2.3%*
Dividends and other revenues on equity investments	185	139	+ 46	+33.1%	33.1%
Net interest income	**2,655**	**2,705**	**- 50**	**-1.8%**	**-0.4%**

Net interest income performance was the combined result of the decline reported by commercial banks in Italy and New Europe, and the positive results posted by the Parent Company and finance companies. The reduction reported by Italian commercial banks is due to the lower volume transacted, the impact of which was only partially offset by the quarter point rise in rate spread (largely unchanged from the first to second quarter). This rise was due to portfolio reconfiguration,

primarily in the area of interest-earning assets with the reduction of less profitable loans, which resulted in greater stability of the average lending rate, and on the funding side with the reduction of bonds and REPOs. On the other hand, the reduction in income of the banks of the New Europe Division was caused by the reduction in interest rates, also reflected in reduced spreads, with average loan volumes unchanged at historical exchange rates, but up by 7% at constant exchange rates. However, the Parent Company's interest income was up due to the lower costs of interbank borrowing needed to fund the excess of fixed assets over shareholders' equity, as was the interest income of leasing and factoring companies resulting from loan growth.

As can be seen from the table below, due to the reconfiguration of loans and deposits noted above, at the Group level rate spreads on customer loans were up by about 20 basis points resulting from a reduction of about 30 basis points in loan rates and of about 50 basis points in deposit rates. In addition to the reasons stated above, the increase in the spread on customer loans was due to a positive gap between fixed-rate loans and deposits that is managed at the treasury level.

Average balances, interest income/expense and interest rates

(€ millions)	First half 2003			First half 2002		
	Average balance	interest income/expense	Average rate	Average balance	interest income/expense	Average rate
Assets						
Loans to customers (face value)	121,037	3,482	5.80%	123,569	3,747	6.12%
Securities and interbank balance	18,874	399	4.26%	22,584	595	5.31%
Total interest-bearing net assets	***139,911***	***3,881***	***5.60%***	***146,153***	***4,342***	***5.99%***
Stock and fixed assets	11,090	152	2.76%	9,777	139	2.87%
Total net assets	***151,001***	***4,033***	***5.39%***	***155,930***	***4,481***	***5.80%***
Liabilities and shareholders' equity						
Deposits (customers and securities)	124,320	1,237	2.01%	127,998	1,617	2.55%
Subordinated debt	6,912	141	4.11%	7,476	159	4.29%
Total interest-bearing liabilities	***131,232***	***1,378***	***2.12%***	***135,474***	***1,776***	***2.64%***
Equity reserves	13,824			13,011		
Special-purpose reserves, writedowns and balance of other items	5,945			7,445		
Total net liabilities and shareholders' equity	**151,001**	**1,378**	**1.84%**	**155,930**	**1,776**	**2.30%**
Net interest income		**2,655**	**3.55%**		**2,705**	**3.50%**
Loan-deposit rate spread (customers and securities)			*3.79%*			*3.57%*
Spread of net interest-bearing assets - Net interest-bearing liabilities			***3.48%***			***3.35%***

Very briefly, taking into account the changes in entries and rates at the consolidated level, the reduction in net interest income (€50 million) was almost entirely due to the reduction in the average return on investment of non-interest-bearing liabilities (revenues down by about €40 million). The

negative impact of a lower net transaction volume was largely offset by a more favourable composition of assets and liabilities than the average interest rate structure over the two periods.

Moreover, the reduction in net assets, which was also negatively affected by exchange rates, was largely due to the increase in interbank funding, while average levels of fixed-rate securities and interbank assets remained largely unchanged. On the other hand, the reduction in combined securities and interbank balance had a positive impact on the spread between interest-bearing assets and liabilities, which rose from 3.35% to 3.48%.

For comments on changes in individual balance sheet items, see the second part of the chapter on key balance sheet figures.

Net Non-Interest Income

Net non-interest income reached €2,768 million, which was up by 6.2% over the first half of 2002 at historical exchange rates, and up by 7.5% at constant exchange rates. This growth was largely the result of the increase in trading profits (up by about 28%) related to increased activities in the management of financial risks for corporate customers, and to a lesser extent the increase in other net operating income (up by 6.1% at historical exchange rates and up by 7.4% at constant exchange rates) due to the increase in charges to third parties (the reduction in other charges was offset by a similar reduction in other income and was due to fewer maturities of structured securities and related hedging).

(€ millions)	First half 2003	First half 2002 restated	Change Profit and Loss	Change %	% Change at constant exchange rates
Commission income	1,953	1,974	- 21	-1.1%	0.3%
Commission expense	-334	-325	- 9	+2.8%	4.7%
Net commission	*1,619*	*1,649*	*- 30*	*-1.8%*	*-0.6%*
Trading profit (loss)	785	615	+170	+27.6%	28.9%
Other operating income	491	497	- 6	-1.2%	0.2%
Other operating expenses	-127	-154	+27	-17.5%	-15.9%
Other income – net	*364*	*343*	*+21*	*+6.1%*	*7.4%*
Net non-interest income	**2,768**	**2,607**	**+ 161**	**+6.2%**	**7.5%**

Net commissions were down by 1.8% at historical exchange rates and down by 0.6% at constant exchange rates due to the lower volume of commissions from asset management and administration services (down by 3.6% from the first half of 2002 at historical exchange rates), which have been recovering for three quarters. Commission volume was also bolstered by the pronounced increase in commissions for the placement of insurance products, which has been the case for several periods, and to a lesser extent by commissions for security placement, which rose more in the second quarter.

On the other hand, there was a reduction from the first half of 2002 in commissions on mutual funds despite the increase in purchases. This was due to the shift of customer portfolios from shares to balanced funds with higher commissions and to bond and money market funds. Commissions on segregated accounts were down from the particularly high levels during the first half of the last year. The contribution of other areas to commissions was greater overall than for the first half of 2002 due to tax collection activities that were affected by an increase in compensation paid by the Treasury Ministry for services rendered, and also due to the loan arrangement activities of UBM.

	First half		Change		
(€ millions)	2003	2002 restated	amount	%	2002 restated
Asset management and administration services	1,005	1,042	- 37	- 3.6%	1,978
Trading and placement of securities	*137*	*92*	*+ 45*	*+ 48.9%*	*211*
Segregated accounts	*60*	*130*	*- 70*	*- 53.8%*	*207*
Management of collective investment funds	*532*	*622*	*- 90*	*- 14.5%*	*1,170*
Placement of insurance products	*234*	*162*	*+ 72*	*+ 44.4%*	*308*
Other securities activities	*42*	*36*	*+ 6*	*+ 16.7%*	*82*
Guarantees and loans	276	263	+ 13	+ 4.9%	521
Collection and payment services	223	235	- 12	- 5.1%	475
Forex dealing	43	51	- 8	- 15.7%	101
Tax collection services	67	49	+ 18	+ 36.7%	117
Other services	5	9	- 4	- 44.4%	33
Net commission	**1,619**	**1,649**	**- 30**	**- 1.8%**	**3,225**

Operating Expenses

Operating expenses of €2,824 million were up by 3.2% at historical exchange rates over the first half of 2002 and by 4.7% at constant exchange rates. This increase was partly due to charges for the reorganisation under way and investments made. In fact, there was a higher increase in writedowns of intangible and tangible fixed assets (up by 7.2% at historical exchange rates and up by 8.8% at constant exchange rates), and in miscellaneous services performed by third parties included in other costs and expenses (up by 23.6%), but this was in line with the second half of 2002.

	First half		Change		% Change at
(€ millions)	2003	2002 restated	amount	%	constant exchange rates
Administrative expenses	2,601	2,528	73	+ 2.9%	+ 4.3%
Payroll costs	*1,639*	*1,574*	*65*	*+ 4.1%*	
Other costs and expenses	*835*	*814*	*21*	*+ 2.6%*	
Indirect duties and taxes	*127*	*140*	*- 13*	*- 9.3%*	
Writedowns of intangible and tangible fixed assets (ordinary)	223	208	15	+ 7.2%	+ 8.8%
Operating expenses	**2,824**	**2,736**	**88**	**+ 3.2%**	**+ 4.7%**

Payroll costs were up by 4.1% over the corresponding period of the prior year. Of this increase 0.8% was attributable to UBM and TradingLab which were affected by an increase in sales force and greater provisions for the portion of variable compensation tied to the excellent results achieved. A further 0.3% was due to the expansion of sales positions for UniCredit Banca per la Casa and Clarima and for UniCredit Xelion Banca. On the other hand, 3% of the increase came from remaining domestic areas (including the Parent Company, banks, ancillary companies, product companies and other finance companies). This was due to raises resulting from the application of new contractual pay scales and from the protection and placement of specific commercial and specialist positions which were only partially absorbed by the reduction in staff. With regard to the New Europe Division and Pioneer Group, the increase in expenses (equal to about a further 1.1% overall) was fully absorbed by the exchange rate effect.

Finally, the table below provides details of *other costs and expenses* showing the increase in services performed by third parties noted above as well as significant savings in various expense areas with the exception of expenses related to properties.

	First half		Change		
(€ millions)	2003	2002 restated	amount	%	2002 restated
External consultants	78	81	- 3	-3.7%	196
Advertising	61	65	- 4	-6.2%	123
Insurance	27	26	+ 1	3.8%	42
Security	34	41	- 7	-17.1%	79
Various services rendered by third parties	136	110	+ 26	23.6%	249
Expenses relating to premises	172	160	+ 12	7.5%	319
Rental expenses	*101*	*96*	*+ 5*	*5.2%*	*197*
Maintenance and cleaning	*37*	*32*	*+ 5*	*15.6%*	*60*
Utilities	*34*	*32*	*+ 2*	*6.3%*	*62*
Maintenance and lease rentals for furniture, machinery and equipment	89	87	+ 2	2.3%	178
Postal, telecom and office supplies	120	122	- 2	-1.6%	247
Travel expense including hire	34	34	-		70
Credit information and enquiries	8	9	- 1	-11.1%	19
Other	76	79	- 3	-3.8%	139
Other costs and expenses	**835**	**814**	**+ 21**	**2.6%**	**1,661**

Net profit

For reporting purposes, the table below provides restated figures leading from operating profit to the Group's portion of net income for the first half of 2003 with a comparison to the prior year.

(€ millions)	First half 2003	First half 2002 restated	Change Profit and Loss	Change %	2002 restated
Operating profit	**2,599**	**2,576**	**+ 23**	**+0.9%**	**4,670**
Extraordinary income (charges) – net	70	144	- 74	-51.4%	365
Total available	**2,669**	**2,720**	**- 51**	**-1.9%**	**5,035**
Writedowns of goodwill	-136	-123	- 13	+10.6%	-245
Provisions, writedowns and write-backs	-499	-664	+ 165	-24.8%	-1,486
Provisions for risks and charges	*-134*	*-76*	*- 58*	*+76.3%*	*-164*
Net writedowns of loans and provisions for guarantees and commitments	*-363*	*-502*	*+ 139*	*-27.7%*	*-1,017*
Provision to loan loss reserves	*..*	*-11*	*+ 11*	*-100.0%*	*-10*
Net writedowns of financial investments	*-2*	*-75*	*+ 73*	*-97.3%*	*-295*
Earnings before tax	**2,034**	**1,933**	**+ 101**	**+5.2%**	**3,304**
of which: Profit before extraordinary items and income tax	***1,964***	***1,789***	***+ 175***	***+9.8%***	***2,939***
Income tax for the period	-825	-839	+ 14	-1.7%	-1,333
Change in fund for general banking risks	-	-	-	-	-4
Net profit for the period	**1,209**	**1,094**	**+ 115**	**+10.5%**	**1,967**
Minority portion	-77	-86	+ 9	-10.5%	-166
Net Profit	**1,132**	**1,008**	**+ 124**	**+12.3%**	**1,801**



3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
(€ millions)
2,576
2,599
787
636
839
825
1,008
1,132
Operating profit
Net extraordinary income
Provisions, writedowns and write-backs
Income tax for the period
Minorities
Net profit
1st half 2002
1st half 2003

Extraordinary Items

Extraordinary items contributed €70 million compared to €144 million for the first half of 2002 on a restated basis (€23 million of the €74 million reduction was due to lower income and €51 million came from higher charges). The most significant components of this balance are as follows:

- profits from the sale of equity investments of €31 million (€15 million generated by Pekao with the sale of Polcard, €10 million on Intesa Holding Asset Management and €6 million on Kataweb) and properties of €4 million, in addition to €9 million on investment securities;
- excess previous provisions of €58 million;
- staff separation bonuses of €12 million.

Writedowns of goodwill

Writedowns of goodwill and consolidation differences totalled €136 million (€123 million for the first half of the prior year); of this amount €59 million was related to the Pioneer Group and €35 million to the Pekao Group. The increase was due to writedowns of new acquisitions totalling €21 million (in particular Zivnostenska, Momentum, Koç and the new stake in Banca dell'Umbria), which were partially offset by a positive exchange rate effect of €8 million on the Pioneer writedown.

Provisions for risks and charges

Provisions for risks and charges were €134 million compared to €76 million for the first half of 2002. This figure includes provisions for voidable preference proceedings, pending legal actions and other risks.

Net writedowns of loans, provisions for guarantees and commitments and financial investments

Net writedowns of loans and provisions for guarantees and commitments were €363 million compared to €502 million for the first half of 2002 (down by 27.7%), when €11 million was also allocated to the reserve fund for possible loan losses. The net writedowns were the combined result of €670 million in writedowns and €307 million in write-backs (including €139 million in write-backs for collections made during the period). The reduction was also due to fewer new non-performing loans (down by 30% from the first half of 2002), and was largely concentrated in the New Europe Division (net writedowns were down by €152 million, or 67%) due to extraordinary writedowns during the audit of the Pekao Group's loans done during the first half of 2002.

Taking into account only the portion relating to loans and advances to customers, the net amount of writedowns for the first six months dropped from 0.43% in the first half of 2002 to 0.34% of the total this year.

In addition, the level of writedowns for the credit risk associated with performing loans increased by €79 million over June 2002 as a result of provisions (net of uses) that were largely made for exposure to those industrial sectors experiencing the greatest impact from weak economic conditions.

Writedowns of financial investments net of write-backs totalled only €2 million (compared to €75 million for the prior year). This figure resulted from net write-backs of €3 million for investment securities and equally low write-backs on equity investments totalling €5 million.

Earnings before taxes and profit before extraordinary items and income tax

Owing to lower provisions and writedowns than in the first half of 2002, which were only partially offset by the reduction in extraordinary income, earnings before taxes were up by about €101 million (up by 5.2%) to €2,034 million. Profit before extraordinary items and income tax was €1,964 million, which was up by 9.8% over the first half of restated 2002 results.

Income taxes for the period

Income taxes were €825 million, which was substantially in line with the corresponding period of the prior year, representing 40.5% of earnings before taxes, at about the same level as in 2002 accounts (40.3%).

Net Profit

Net profit for the period was €1,209 million, up by 10.5% over the first half of 2002. The minority share of this profit, equal to €77 million, was down by €9 million due to the inclusion in the minority interest for the prior year of income that was still not a part of the Group share (Koç, Zivnostenska, the stake in Banca dell'Umbria acquired this year, and the Zagrebacka Group for the period preceding the acquisition), which was largely offset by the increase in the minority share of Pekao's profits (from €31 to €52 million). Thus, the Group's portion of net profits was €1,132 million, which was up by 12.3% over the €1,008 million for the first half of 2002.

Net profit by Division for the first half of 2003

Figures for profits by Division show that the percentages of the Corporate and Retail Divisions (45% and 37% respectively of the combined net profits of the four Divisions) largely reflect the percentages for operating profits. On the other hand, the New Europe Division (the only Division with a significant minority interest) contributed 12% to net profits and 16% to net profit for the period, while the contribution of the Private Banking and Asset Management Division was slightly better than operating profit (7% of net profit compared to 5% of operating profit).

DIVISIONS (€ millions)	Operating profit	Writedowns and provisions	Extraordinary items	Income taxes	Net profit for the period	Minorities	Net Profit
Retail	958	-119	-7	-366	466	-2	464
Corporate Banking	1,185	-238	20	-397	570	-5	565
Private Banking and Asset Management	134	-9	6	-43	88	-3	85
New Europe	360	-76	20	-84	220	-67	153
Parent company and other companies	-51	-57	35	67	-6		-6
Elisions and adjustments	13	-136	-4	-2	-129		-129
Group total	**2,599**	**-635**	**70**	**-825**	**1,209**	**-77**	**1,132**

For a more precise analysis of profits of individual Divisions, see the related sections.

On the other hand, the Parent Company and other companies made a positive contribution to items below the operating-profit line, resulting in a slight loss (€6 million compared to €51 million in operating

losses). More specifically, net writedowns and provisions totalled €57 million, of which €52 million for the first quarter, including write-backs for collections of about €15 million.
Extraordinary income of €35 million included capital gains of €26 million, excess provisions of €47 million and charges resulting from the computation of deferred taxes for prior periods of €35 million. Finally, taxes and duties were a positive figure of €67 million since the increase in deferred tax assets and liabilities more than offset current taxes for the first six months.

Reconciliation of Net Profit

A reconciliation of Parent Company and consolidated net profit is provided.

(€ millions)		First half 2003
UniCredito Italiano S.p.A. net profit		-59
Net profit (loss) for the period for other fully consolidated companies		1,410
UniCredit Banca	440	
UniCredit Banca d'Impresa	280	
UBM	234	
Bank Pekao Group (consolidated accounts)	115	
TradingLab	61	
Zagrebacka Banka (consolidated accounts)	51	
UniCredit Private Banking	37	
Locat	30	
Bulbank	23	
UniCredito Italiano Ireland	22	
Koç (consolidated accounts)	21	
Banca dell'Umbria	18	
Pioneer Investment Management S.A.	15	
Pioneer Global Asset Management (consolidated accounts)	14	
UniCredit Gestione Crediti (formerly Mediovenezie)	14	
UniCredit Fondi	11	
Banca Mediocredito	10	
Clarima	-21	
Xelion	-25	
Other companies	60	
		1,351
Net profit (loss) of equity investments valued at equity		2
Less: Dividend received		-103
By UniCredito Italiano S.p.A.	-4	
By other Group companies	-99	
Amortisation of positive consolidation differences		-72
Other adjustments on consolidation		31
Reversal of writedowns/write-backs of equity investments	24	
Other adjustments	7	
Minorities		-77
Group Portion of Net Profit		1,132

Balance Sheet – Main Items

Loans to Customers

During the first half of this year business loan demand remained weak; this was in line with economic performance as a whole. After the slowdown registered in 2002, in the eurozone the growth rate of bank loans remained just above 4% per annum with significant differences between major countries. Loan growth in the domestic market was steadier (up by 6.2% for the full year and up by 2.3% from the beginning of the year net of REPO transactions) with more significant growth among households, businesses in southern Italy and smaller businesses. The increase was concentrated in medium and long-term loans.

In this environment, the Group reported lower growth rates (up by 2.1% from the beginning of the year net of REPO transactions, and 1.1% for the full year) due to a selective credit policy focused on conservatism especially in areas with a significant presence, such as Poland, and due to exchange rate fluctuations, and in particular the depreciation of the Polish currency (down by 10.2% from the beginning of the year and down by 9.3% for the full year) and the dollar (down by 8.2% for the first six months and down by 12.7% since June 2002) against the euro.

CUSTOMER LOANS (excluding repos)



150
125
100
75
50
25
0
(€ millions)
114
113
115
30 Jun 2002
31 Dec 2002
30 Jun 2003

If REPO transactions (which were down by 48.7% during the first half of the year and 81% from June 2002) are also included, total loans to customers moved to a level of approximately €116 billion, an increase of around €1 billion from year-end 2002 (up 0.9%).

TYPE (€ millions)	Amounts as at 30.06.2003	Amounts as at 31.12.2002 restated	Change on 31.12.2002 amount	Change on 31.12.2002 %	Amounts as at 30.06.2002 restated	% changes on 30.06.2002
Bills and notes discounted	1,304	1,485	- 181	-12.2%	1,577	-17.3%
Overdraft accounts	21,318	21,585	- 267	-1.2%	24,200	-11.9%
Medium-term loans and mortgages	42,044	40,672	+ 1,372	+3.4%	39,103	+7.5%
Other loans	38,171	36,821	+ 1,350	+3.7%	37,903	+0.7%
Loans under financial leases	6,640	6,562	+ 78	+1.2%	5,474	+21.3%
Other transactions	5,703	5,715	- 12	-0.2%	5,688	+0.3%
Loans net of REPOs	*115,180*	*112,840*	*+ 2,340*	*+2.1%*	*113,945*	*+1.1%*
REPO transactions	1,334	2,600	- 1,266	-48.7%	7,029	-81.0%
Total loans to customers	**116,514**	**115,440**	**+ 1,074**	**+0.9%**	**120,974**	**-3.7%**

A breakdown by type shows regular growth of medium-term loans and mortgages (up by 3.4% from the beginning of the year and up by 7.5% for the full year) concentrated in the Retail Division and bolstered

by positive performance in the real estate market. For other loan types, whose performance is more closely tied to the activities of the Corporate Division, there was an increase in other loans from the beginning of the year (up by 3.7%), which was partly offset by the slowdown in current accounts and bill discounting. On the other hand, the impact of the policy of greater selectivity can be seen on an annual basis. This has contributed to a decline in overdraft accounts and essential stability of other loans. Finally, there was a 1.2% increase in loans under financial leases during the first half of the year and a 21% increase over June 2002.

The performance described is reflected in increases in the two main Divisions since the beginning of the year of 2.9% for the Retail Division and 2.1% for the Corporate Division net of REPO transactions. On the other hand, the reduction in loans of the New Europe Division was due to exchange rates. In fact, net of the exchange rate effect, the Division moved from a decline of 3.1% for first six months to an increase of 2.8% despite the sharp decline in loans of the Pekao Group at constant exchange rates (down by 6.3%). However, the reduction in loans at the Parent Company (down by 3.5% from the beginning of the year) was tied to lending to the Group's finance companies, and thus, was offset by lower elisions.

DIVISIONS (€ millions)	**Amounts as at** 30.06.2003	31.03.2003 restated	31.12.2002 restated	**Change from 31.12.2002** amount	%
Retail	42,614	41,616	41,427	+ 1,187	+2.9%
Corporate Banking	57,195	54,466	55,999	+ 1,196	+2.1%
Private Banking & Asset Management	973	961	996	- 23	-2.3%
New Europe	12,149	12,224	12,543	- 394	-3.1%
Parent company and other companies	12,216	11,524	12,653	- 437	-3.5%
Elisions and adjustments	-9,967	-9,433	-10,778	+ 811	-7.5%
Total loans (net of REPOs)	**115,180**	**111,358**	**112,840**	**+ 2,340**	**+2.1%**

Owing to the positive performance of the Retail and Corporate Divisions, which offset the impact of the decline in loans related to the holding company's treasury activities, the Group's market share in Italy was above the level at the beginning of the year reaching 9.90% at the end of the first half of the year (9.86% at the end of December). Quarterly changes show the recovery of nearly a quarter point between March and June with a slightly heavier weighting in short-term loans than in medium-term loans.

MARKET SHARE OF LOANS TO DOMESTIC CUSTOMERS

(Units operating in Italy)	**UniCredito Italiano Group market share** 30.06.2003	31.03.2003	31.12.2002	**Industry as at 30.06.2003** Amounts (€ millions)	% chg. from 31.12.2002
Short-term loans	9.73%	9.43%	9.63%	460,117	-1.2%
Medium and long-term loans	10.04%	9.87%	10.07%	543,119	5.5%
Total	**9.90%**	**9.67%**	**9.86%**	**1,003,236**	**2.3%**

Performance by sector shows a recovery during the first six months of loans with both finance and non-finance companies, but the latter are still 37% below June 2002 levels. Other sectors, which were up on an annual basis, were down slightly during the first six months; for households and other operators the decline was due to the pronounced drop in UBM's REPO transactions and the reduction of the Pekao Group (partly due to exchange rate effects) that offset the increase in medium-term loans and mortgages to households.

SECTORS (€ millions)	Amounts as at 30.06.2003	Amounts as at 31.12.2002 restated	Change from 31.12.2002 amount	Change from 31.12.2002 %	Amounts as at 30.06.2002 restated	% changes from 30.06.2002
Governments	2,029	2,251	- 222	-9.9%	2,036	- 0.3%
Other government entities	3,505	3,715	- 210	-5.7%	3,103	+13.0%
Non-finance companies	65,728	64,868	+ 860	+1.3%	66,762	-1.5%
Finance companies	7,415	6,452	+ 963	+14.9%	11,832	-37.3%
Households and other operators	37,837	38,154	- 317	- 0.8%	37,241	+1.6%
Total loans to customers	**116,514**	**115,440**	**+ 1,074**	**+0.9%**	**120,974**	**-3.7%**

Bad and doubtful debts

The book value of bad and doubtful debts remained substantially unchanged from prior year-end figures at €4,317 million (up by 0.2%) due to the reduction in doubtful loans. This was primarily attributable to significant collections on the Parent Company's exposure which, to a large extent, offset the increase in non-performing loans. The stability of bad and doubtful debts also benefited from the depreciation of the zloty and dollar against the euro.

ASSET QUALITY (€ millions)	Amounts as at 30.06.2003	Amounts as at 31.12.2002 restated	Change from 31.12.2002 amount	Change from 31.12.2002 %
Non-performing loans	2,238	2,161	+ 77	+3.6%
Doubtful loans	1,874	1,931	- 57	-3.0%
Loans subject to restructuring	16	7	+ 9	+128.6%
Restructured loans	154	158	- 4	-2.5%
Loans to high-risk countries	35	53	- 18	-34.0%
Total bad and doubtful debts - customers	**4,317**	**4,310**	**+ 7**	**+0.2%**
Performing loans	112,197	111,130	+ 1,067	+1.0%
Total loans to customers	**116,514**	**115,440**	**+ 1,074**	**+0.9%**
Other bad and doubtful debts:				
Loans to high-risk countries – banks	25	37	- 12	-32.4%
Others – banks	7	8	- 1	-12.5%

This general stability resulted from a €34 million decline in the face value of bad and doubtful debts, which was accompanied by a drop of a total of €41 million in the corresponding writedowns. Moreover, taking into account the increase in total loans to customers, the percentage of total bad and doubtful debts to total loans to customers was down slightly during the first half of the year from 3.73% to 3.71% at book value and from 6.89% to 6.79% at face value with a coverage ratio of 47.7% compared to 48% at the end of December.

BAD AND DOUBTFUL DEBTS - CUSTOMERS, BY CATEGORY

(€ millions)	Non-performing loans	Doubtful loans	Restructured loans [1]	Country risk	Total bad and doubtful debts
Situation as at 30.06.2003					
Face value	5,589	2,341	279	45	8,254
as a percentage of total loans	4.60%	1.93%	0.23%	0.04%	6.79%
Writedowns	3,351	467	109	10	3,937
as a percentage of face value	60.0%	19.9%	39.1%	22.2%	47.7%
Book value	2,238	1,874	170	35	4,317
as a percentage of total loans	1.92%	1.61%	0.15%	0.03%	3.71%
Situation as at 31.12.2002, restated					
Face value	5,487	2,468	265	68	8,288
as a percentage of total loans	4.56%	2.05%	0.22%	0.06%	6.89%
Writedowns	3,326	537	100	15	3,978
as a percentage of face value	60.6%	21.8%	37.7%	22.1%	48.0%
Book value	2,161	1,931	165	53	4,310
as a percentage of total loans	1.87%	1.67%	0.14%	0.05%	3.73%

1. Including loans being restructured.

More specifically, non-performing loans were up at face value (about €100 million) and book value (about €75 million), and were 4.60% of total loans at face value (4.56% in December) and 1.92% at book value (1.87% at the end of the prior year) with a coverage ratio of 60%.

The increase in face value was due to new non-performing loans of €563 million (compared to €805 million for the first half of 2002), which was partially offset by collections and conversions to performing loans of €305 million and write-offs of €245 million, while the balance of other changes resulted in an increase of €89 million.

On the other hand, the decline in doubtful loans was nearly €130 million at face value (resulting from conversions from performing loans of €753 million, which were more than offset by collections and conversions to performing loans of €582 million and transfers to non-performing loans of €303 million, while write-offs and other changes effectively cancelled each other out) and €57 million at book value, while their percentage of total loans dropped to 1.93% of face value (2.05% in December) and to 1.61% of book value (from 1.67%) with a coverage ratio of about 20%.

Bad and doubtful debts and non-performing loans by Division

Performance by Division shows an increase in bad and doubtful debts in Retail and Corporate Banking, mainly in the form of non-performing loans, which are largely offset by the decline reported in the New Europe Division (largely due to exchange rate effects) and by the Parent Company, as a result of collections of doubtful loans and the reduction of exposure to countries at risk.

BAD AND DOUBTFUL DEBTS BY DIVISION

(€ millions)	Retail	Corporate Banking	New Europe	Parent Co. and other companies	Combined total	Consolidated total
Situation as at 30.06.2003						
Face value	2,696	2,471	2,910	177	8,254	8,254
as a percentage of total loans	6.14%	4.11%	20.61%	1.33%	6.28%	6.79%
Writedowns	1,018	1,012	1,819	88	3,937	3,937
as a percentage of face value	37.8%	41.0%	62.5%	49.7%	47.7%	47.7%
Book value	1,678	1,459	1,091	89	4,317	4,317
as a percentage of total loans	3.94%	2.50%	8.94%	0.67%	3.41%	3.71%
Situation as at 31.12.2002, restated						
Face value	2,585	2,360	3,027	316	8,288	8,288
as a percentage of total loans	6.07%	3.97%	20.75%	2.18%	6.32%	6.89%
Writedowns	974	958	1,895	151	3,978	3,978
as a percentage of face value	37.7%	40.6%	62.6%	47.8%	48.0%	48.0%
Book value	1,611	1,402	1,132	165	4,310	4,310
as a percentage of total loans	3.89%	2.42%	8.99%	1.15%	3.42%	3.73%

NON-PERFORMING LOANS BY DIVISION

(€ millions)	Retail	Corporate Banking	New Europe	Parent Co. and other companies	Combined total	Consolidated total
Situation as at 30.06.2003						
Face value	1,698	1,651	2,129	111	5,589	5,589
as a percentage of total loans	3.87%	2.75%	15.07%	0.83%	4.25%	4.60%
Writedowns	818	757	1,702	74	3,351	3,351
as a percentage of face value	48.2%	45.9%	79.9%	66.7%	60.0%	60.0%
Book value	880	894	427	37	2,238	2,238
as a percentage of total loans	2.07%	1.53%	3.50%	0.28%	1.77%	1.92%
Situation as at 31.12.2002, restated						
Face value	1,608	1,583	2,180	116	5,487	5,487
as a percentage of total loans	3.77%	2.66%	14.94%	0.81%	4.18%	4.56%
Writedowns	784	721	1,744	77	3,326	3,326
as a percentage of face value	48.8%	45.5%	80.0%	66.4%	60.6%	60.6%
Book value	824	862	436	39	2,161	2,161
as a percentage of total loans	1.99%	1.49%	3.46%	0.28%	1.71%	1.87%

Country risk (customers and banks)

Loans and advances (net of guarantees) to customers and banks in countries at risk were down by about 34% during the period (by nearly €40 million in face value and €30 million in book value). This reduction was due to lower exposure to Russian Federation, as a result of collections during the period, and the removal of Egypt, Algeria, Tunisia and other countries from the list of countries at risk.

COUNTRY (€ millions)	Amounts as at					
	30.06.2003			31.12.2002 restated		
	Face value	Writedowns	Book value	Face value	Writedowns	Book value
Russian Federation	23	4	19	30	5	25
Brazil	20	1	19	18	2	16
Panama	11	2	9	13	3	10
Bosnia Herzegovina	5	1	4	6	1	5
Venezuela	3	1	2	6	2	4
Philippines	2	0	2	1	0	1
Argentina	3	2	1	4	2	2
Indonesia	1	0	1	3	1	2
Serbia and Montenegro	3	2	1	4	3	1
Egypt	0	0	0	8	1	7
Algeria	0	0	0	7	1	6
Tunisia	0	0	0	3	0	3
Other	3	1	2	10	2	8
Total country risk	**74**	**14**	**60**	**113**	**23**	**90**
of which:						
Loans to customers	*45*	*10*	*35*	*68*	*15*	*53*
Loans to banks	*29*	*4*	*25*	*45*	*8*	*37*

Assets under Administration

On the funding side, deposit activities evolved against a backdrop of interest rates that were even lower than the historically low rates of the prior year, which translated into a lower opportunity cost in holding liquidity. Financial markets were also relatively stable with a rebound of prices in major stock markets starting in the second quarter. For the Italian banking industry, direct deposits from customers rose at a somewhat slower rate with growth of about 6% compared to 8% at the end of 2002. Meanwhile there was a recovery in the area of indirect deposits, where mutual funds saw assets under management increase by 6% during the half year due primarily to net deposits, which returned to a positive trend after the end of 2002.

ASSETS UNDER ADMINISTRATION



(€ billions)
400
350
300
250
200
150
100
50
0
345
341
354
30 Jun 2002
31 Dec 2002
30 Jun 2003

In this environment, total assets of the Group's customers under administration were nearly €354 billion, up by €12.4 billion compared to the end of December (up by 3.6%) and by 2.5% over June 2002. Annualised figures were adversely affected by price performance on stock markets, which had still not returned to prior year levels, and the sharp depreciation of the dollar, the currency in which a significant share of the Group's assets under management are denominated.

Within this aggregate, there was a considerable shift towards indirect deposits, which were 64% of the total, up from 62.1% in December and 61.8% in June 2002.

(€ millions)	Amounts as at 30.06.2003	Amounts as at 31.12.2002 restated	Change from 31.12.2002 amount	Change from 31.12.2002 %	Amounts as at 30.06.2002 restated	% changes from 30.06.2002
Direct deposits	**127,269**	**129,503**	**- 2,234**	**-1.7%**	**131,871**	**-3.5%**
Due to customers (excluding REPOs)	*81,048*	*80,518*	*+ 530*	*+0.7%*	*78,709*	*+3.0%*
Repo transactions	*12,929*	*15,809*	*- 2,880*	*-18.2%*	*17,235*	*-25.0%*
Securities in issue	*33,.292*	*33,176*	*+ 116*	*+0.3%*	*35,927*	*-7.3%*
Indirect deposits [1]	**226,469**	**211,789**	**+ 14,680**	**+6.9%**	**213,084**	**+6.3%**
Indirect deposits under administration	*118,964*	*110,262*	*+ 8,702*	*+7.9%*	*107,315*	*+10.9%*
Indirect deposits under management	*107,505*	*101,527*	*+ 5,978*	*+5.9%*	*105,769*	*+1.6%*
Assets administered for customers	**353,738**	**341,292**	**+ 12,446**	**+3.6%**	**344,955**	**+2.5%**

1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market values.

Direct Deposits

Direct deposits totalled €127.3 billion, and were down by 1.7% for the half year and 3.5% on an annual basis. This performance was affected in particular by the decline in REPOs (about €3 billion lower between June and December and €4.3 billion from June 2002) and by decisions made concerning issuance policies with the partial rollover of maturing securities (the stock of outstanding bonds dropped by €3 billion during the half year and by €6.4 billion over the year). Furthermore, as in the case of loans, deposit levels were also substantially affected by exchange rate fluctuations for the banks of the New Europe Division (with an impact of about €1.5 billion for the half year and on an annual basis) and for dollar-denominated liabilities of the Parent Company's foreign branches (with a further impact of about €1 billion on an annual basis). Taking into account these effects, but disregarding further outflows to indirect deposits, the change from December and June 2002 would have been very positive.

The level of securities in issue remained unchanged from the end of 2002 despite the reduction in bonds noted above, due to the issuance of certificates of deposit by foreign branches. In fact, the amount of outstanding CDs reached €19.5 billion, which was up by €2.2 billion over December (up by 12.7%) and by nearly €3 billion over June 2002 (up by 16.8%). However, the latter increase was not sufficient to offset the corresponding decline in bonds.

Finally, customer deposits, net of REPOs, were up by 0.7% over the end of December and by 3% over the end of June 2002. Since the beginning of the year, the increase in this aggregate, which includes mainly current account and savings deposits, can be broken down by Division.

DIVISIONS (€ millions)	**Amounts as at** 30.06.2003	31.03.2003 restated	31.12.2002 restated	**Change from 31.12.2002** amount	%
Retail	39,182	39,039	38,603	+ 579	+1.5%
Corporate Banking	10,598	9,229	11,890	- 1,292	-10.9%
Private Banking & Asset Management	4,200	3,970	3,637	+ 563	+15.5%
New Europe	20,399	20,398	22,022	- 1,623	-7.4%
Parent company and other companies	7,924	5,852	5,371	+ 2,553	+47.5%
Elisions and adjustments	-1,255	-1,064	-1,005	- 250	+24.9%
Total customer deposits (net of REPOs)	**81,048**	**77,424**	**80,518**	**+ 530**	**+0.7%**

The Retail Division's deposits were unchanged from March, but up by 1.5% from the beginning of the year, while the Corporate Division's deposits rose from the low of the first quarter, due in part to tax payment deadlines of businesses at the beginning of the year, but were still below the December level on a restated basis. The Private Banking Division reported a 15% increase for the half year, which largely offset the lower level of REPO transactions during the period. As noted, the reduction in the New Europe Division was almost entirely due to exchange rate fluctuations, but was also related to the growing shift of funds towards asset management products. Finally, the increase in Parent Company deposits was largely attributable to several large deposits made by foreign customers with the London and Luxembourg branches, while cash management deposits were down.

The Group's share of the domestic market of deposits (in euros and other currencies for units operating in Italy with ordinary domestic customers) was just above the March level (9.28% compared to 9.24%) and about 0.25% lower than December.

This performance was due to changes in current account deposits in the Corporate Bank and the Parent Company's treasury unit, which are the most volatile components. At the same time, the increase in the Private Banking Division offset the decline in the Retail Division (in this regard, it should be noted that the information provided on individual Division market share was not calculated with respect to the corresponding market segment but on the figure for the entire industry, which means that it is possible that the performance of the specific share is dependant upon the performance of the sector vis-à-vis the total).

There was also a minor decline in the market share of other funding products (bonds, CDs and REPOs) due to investment decisions made by customers and funding policies implemented by the Group.

MARKET SHARE OF DOMESTIC CUSTOMER DEPOSITS

(Units operating in Italy)	UniCredito Italiano Group market share 30.06.2003	31.03.2003	31.12.2002	Industry as at 30.06.2003 Amounts (millions €)	% chg. from 31.12.2002
Deposits (current accounts and savings accounts)	9.28%	9.24%	9.54%	562,265	2.0%
REPOs	13.96%	11.08%	14.57%	80,007	-10.8%
Bonds and CDs	5.46%	6.10%	6.57%	363,685	2.4%
Total	**8.27%**	**8.26%**	**8.93%**	**1,005,957**	**1.0%**

Indirect Deposits

The rise in indirect customer deposits reinforced the growth trend that had previously been clouded by market performance. This trend was bolstered by new deposits in both the administered (the Retail and Private Banks placed a total of nearly €4.5 billion in third-party bonds during the half year) and managed areas (in fact, net inflows for the Pioneer Group, where almost all assets under management are concentrated, were over €5 billion). Indirect deposits at market values rose to €226.5 billion representing an increase of 6.9% over the end of 2002 despite the rebound of prices in major stock markets (for example, the MIB30 index rose by 5% for the quarter) and the depreciation of the dollar (down by 8.2% against the euro from the end of 2002), the currency in which a significant portion of the Group's assets under management is denominated. Within this area, the administered component, which suffered less from market performance, posted a 7.9% increase for the half year, and there was a 5.9% increase in the managed component.

On the other hand, the impact of market trends on this area's performance from the same period of the prior year was still significant, with a 10% drop in the MIB30 and a 13% depreciation of the dollar. However, indirect deposits rose by 6.3%, and were bolstered by the administered component (up by 10.9%), but still held back by the managed component (up by 1.6%).

The performance described resulted in a reconfiguration of this area towards indirect deposits under administration, which made up 52.5% of the total compared to 52.1% in December and 50.4% in June 2002.

Total Assets under Management (Customers)

As at 30 June 2003, customer assets managed by the Group, including liquidity and Group securities in issue, totalled €108.4 billion, which was up by 5.8% for the half year and by 2% over the year taking into account the negative market impact.

This aggregate was primarily made up of customer assets (and therefore excluding bank portfolios) managed by the Private Banking and Asset Management Division, and in particular by the Pioneer Group both directly and on mandate. These assets represent the total aggregate in US and "international" markets and nearly all assets managed in Italy and New Europe.

Thus, reference should be made to the appropriate section for comments on changes in assets under management and in particular those managed outside Italy, which were up by 16.9% for the half year. This result benefited from particularly strong inflows, no longer negatively affected by the "market" effect, and despite the further depreciation of the dollar positive for the six-month period.

(€ millions)	Amounts as at 30.06.2003	Amounts as at 31.12.2002 restated	Change amount	Change %	Amounts as at 30.06.2002 restated	% Change from 30.06.2002
Italy	**80,917**	**78,941**	**1,976**	**+2.5%**	**81,837**	**-1.1%**
Mutual funds placed directly	38,278	37,632	646	+1.7%	40,767	-6.1%
Customer segregated accounts	24,365	26,008	-1,643	-6.3%	27,193	-10.4%
- Segregated accounts in funds	*13,097*	*15,781*	*-2,684*	*-17.0%*	*16,923*	*-22.6%*
- Other segregated accounts	*11,268*	*10,227*	*1,041*	*+10.2%*	*10,.270*	*+9.7%*
Insurance policies (technical reserves)	18,274	15,301	2,973	+19.4%	13,877	+31.7%
- Unit linked	*13,091*	*10,411*	*2,680*	*+25.7%*	*9,509*	*+37.7%*
- Other policies	*5,183*	*4,890*	*293*	*+6.0%*	*4,368*	*+18.7%*
United States	**20,009**	**17,635**	**2,374**	**+13.5%**	**19,706**	**+1.5%**
Other international markets	**4,576**	**3,732**	**844**	**+22.6%**	**3,168**	**+44.4%**
New Europe	**2,882**	**2,124**	**758**	**+35.7%**	**1,568**	**+83.8%**
Total customer assets under management	**108,384**	**102,432**	**5,952**	**+5.8%**	**106,279**	**+2.0%**
Note:						
Assets in mutual funds	*91,962*	*86,272*	*5,690*	*+6.6%*	*91,844*	*+0.1%*
*- Securities funds distributed in Italy**	*64,335*	*62,578*	*1,757*	*+2.8%*	*71,316*	*-9.8%*
- Other mutual funds	*27,627*	*23, 694*	*3,933*	*+16.6%*	*20,528*	*+34.6%*

Segregated accounts exclude those accounts related to insurance policies. Amounts shown include liquid assets and Group securities in issue.
*Assogestioni standard.

In Italy assets rose by 2.5% over year end to €80.9 billion, which was practically unchanged from June 2002 (down by 1.1%).
Among the main asset management products, during the half year there continued to be steady growth in the technical reserves of life insurance policies (up by 19.4% over the beginning of the year and up by 31.7% over the same period of the prior year) and in unit-linked and "other policies" (up by 37.7% and 18.7% respectively over the year).

On the other hand, segregated accounts declined by 6.3% from the beginning of the year, which was somewhat mitigated by the increase in "other asset management accounts" (up by 10.2%), while directly placed funds rose by 1.7%.

Growth in the Bancassurance area was boosted by new business of approximately €3,700 million for the first half of 2003 (up by 24% over the same period of the prior year) with market shares confirming the Group's leading position:

- 58.8% of the bancassurance market and 45.5% of the overall market for unit-linked products (over 20 points higher than all of 2002);
- 18.6% of the bancassurance market (17.6% in 2002) and 14.6% of the overall market (11.7% in December 2002) by total premiums.

The results achieved in the unit-linked policy area had a positive impact on asset growth of funds distributed in Italy that were up by 2.8% for the half year, 1.1% of which came from net inflows (€672 million) and 1.7% from the market effect. Market share was 12.92% compared to 12.97% in March and 13.32% at the end of December.

ASSETS IN MUTUAL FUNDS

	Amounts as at			% Change from	
(€ millions)	30.06.2003	31.03.2003	31.12.2002	Mar. 03	Dec. 02
Industry	498,122	470,227	469,963	5.9%	6.0%
UniCredito Group	64,335	60,987	62,578	5.5%	2.8%
Market share	**12.92%**	**12.97%**	**13.32%**	**-5 b.p.**	**-40 b.p.**

Securities Portfolio and Interbank Position

During the quarter there was a reduction of about €3.9 billion in "structural liquidity" resulting from a decline in direct deposits and subordinated debt (down by €2.6 billion) and a €1 billion increase in loans to customers. At the same time, the increase in fixed assets of nearly €1 billion and in other entries on the balance sheet effectively offset each other. With an increase in the securities portfolio of about €4.2 billion, the lower liquidity position made it necessary to use about €8 billion in net interbank funding.

	Amounts as at		Change		Amounts as at	% Change
(€ millions)	30.06.2003	31.12.2002 restated	amount	%	30.06.2002 restated	from 30.06.2002
Investment and trading securities	**35,374**	**31,129**	**+ 4,245**	**+13.6%**	**34,434**	**+ 940**
Investment securities	*12,719*	*13,795*	*- 1,076*	*-7.8%*	*15,831*	*- 3,112*
Trading securities	*22,655*	*17,334*	*+ 5,321*	*+30.7%*	*18,603*	*+ 4,052*
Interbank balance	**-11,331**	**-3,193**	**- 8,138**	**+254.9%**	**-7,432**	**- 3,899**
Loans to banks	*28,454*	*29,480*	*- 1,026*	*-3.5%*	*25,851*	*+ 2,603*
Due to banks	*39,785*	*32,673*	*+ 7,112*	*+21.8%*	*33,283*	*+ 6,502*
Structural liquidity	**24,043**	**27,936**	**- 3,893**	**-13.9%**	**27,002**	**- 2,959**

The securities portfolio totalled €35.4 billion with investment securities of €12.7 billion. The increase for the first six months was concentrated in trading securities resulting from Parent Company and UBM investments.
There was a negative interbank balance of €11.3 billion, resulting from loans of €28.5 billion and deposits of €39.8 billion, compared to €3.2 billion at the beginning of the year.

Equity Investments

During the half year, equity investments were up by €1,022 million to a total of €3,246 million.

(€ millions)	Amounts as at 30.06.2003	31.12.2002 restated	Change amount	%	Amounts as at 30.06.2002 restated	% Change from 30.06.2002
Equity investments	3,097	2,072	+ 1,025	+49.5%	2,193	+41.2%
Equity investments in Group companies	149	152	- 3	-2.0%	158	-5.7%
Total equity investments	**3,246**	**2,224**	**+ 1,022**	**+46.0%**	**2,351**	**38.1%**

The change for the period was largely due to the acquisition of a 3.53% stake in Assicurazioni Generali at a total price of €977 million. With regard to this equity investment, on 13 March UniCredito Italiano, Banca Monte dei Paschi di Siena and Capitalia signed a "consulting agreement" (for a period of six months, automatically renewable) that calls for the commitment of the parties to periodically consult with one another on any topic of mutual interest relating to Assicurazioni Generali.

In April UniCredito Italiano sold the entire stake held in Kataweb (5%) to the Espresso Group at a total price of €6.6 million. At the same time, the subsidiary UniCredit Banca purchased from Kataweb 10% of the capital stock of Vivacity in which it already held the remaining 90%.

At the end of June UniCredito Italiano also acquired from B.B. Investissements SA a 7.35% interest in Consortium Srl for an equivalent amount of about €53.3 million (a similar stake was also bought by Capitalia). This acquisition, which falls under the agreements reached when the Mediobanca shareholder agreement was amended, temporarily brought the stake held by UniCredito Italiano in Consortium to 25.70% in anticipation of the subsequent placement with third parties.

During the six months, the Parent Company continued to sell minority positions that are no longer considered strategic. In particular stakes were sold in CRIF Spa (5.05%), Intesa Holding Asset Management Spa (1.39%), Eptafid Spa (15.70%), Axa Sim Spa (3.80%), Banca Nazionale del Lavoro Spa (0.01%), Banca Intesa (0.004%) and Commerzbank (1.13%) resulting in total proceeds of about €66 million and a net capital gain of about €6 million.

Finally, as a part of the framework agreement signed by FIAT, Banca Intesa, Capitalia, S.Paolo IMI and UniCredit, in order to improve the financial situation of the industrial group, the Banks agreed to acquire 51% of Fidis Retail Italia Spa, a company of the FIAT Group operating in Europe in the consumer credit sector to support the purchase of automobiles by retail customers. This acquisition was finalised in May through Synesis Spa, a company formed for this purpose by the four banks with capital stock of €200 million (to which further capital contributions of €53 million were made) 25% of which is held by each of the banks. The purchase price for the stake being sold is approximately €370 million, the first tranche of which was paid in May.

List of equity investments

Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999, attached is the list of equity investments in the form of shares/interests with voting rights in unlisted companies held in any form as at 30.06.2003.

Transactions with Subsidiaries

With regard to transactions with subsidiaries, the following table indicates existing assets, liabilities and guarantees and commitments outstanding as at 30 June 2003 with Group companies (that are not fully consolidated) and with those subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92.

Details by individual company are provided in Part C.

(€ millions)	Assets	Liabilities	Guarantees and Commitments
Subsidiaries	141	142	14
Companies subject to significant influence	283	129	56

Intra-group and related party transactions

Transactions between the Parent Company, subsidiaries and companies subject to significant influence were entered into because they were deemed mutually beneficial and took place at arm's length.

Shareholders' Equity and Subordinated Debt

Shareholders' equity

As at 30 June, the Group portion of shareholders' equity was €12,359 million with an increase of €98 million over the end of the prior year. The increase was due to net profit for the period (€1,132 million), which was partially offset by the distribution of dividends for 2002 (€995 million) and the allocation to the reserve for donations (€10 million).

Other net changes totalling -€29 million were largely attributable to exchange rate effects on consolidated reserves.

(€ millions)

Shareholders' equity as at 31/12/2002	**12,261**
Changes during the six-month period:	
Net profit for the period	1,132
Dividends distributed	-995
Allocation to donation reserve	-10
Other net changes	-29
Shareholders' equity as at 30/06/2003	**12,359**

The annexes include the statement of changes in shareholders' equity and the reconciliation with the Parent Company's shareholders' equity.

Subordinated debt

Based on the more than adequate level of capital ratios (as described in the section on capital allocation and risk management), no subordinated debt was issued during the first half of the year. Thus, at the end of June subordinated debt was €6,782 million with a reduction of €338 million from the end of 2002 primarily due to maturities during the period, and to a lesser extent, negative exchange rate effects.

The Composition and Strategic Direction of the Division

The reference market of the Retail Division is households and small Italian businesses, which are serviced primarily through the division's distribution networks:

- UniCredit Banca, "the largest local Italian bank";
- Banca dell'Umbria and Cassa di Risparmio di Carpi, two banking entities with strong roots in the communities in which they operate;

in addition there are the following specialised banks:

- TradingLab, specialising in creating and providing financial tools and investment services for personal finance to distribution networks;
- Clarima, specialising in consumer credit products and credit cards by using direct and partnership channels;
- UniCredit Banca per la Casa, specialising in providing medium-term loans and mortgages and other home-related products through organised intermediaries (primarily estate and insurance agents).

The Division's goal is to become the main banking partner of customers in the mass market, affluent and small business segments based on high-quality services and close, personal relationships with customers with the aim of increasing market share and revenues over time as a result of high and growing levels of customer satisfaction.

The Division's Activities

Loans to customers

The book value of the Retail Division's loans to customers totalled over €42,600 million at the end of June 2003, which was 2.9% higher than figures at the end of the prior period (€41,427 million), on a restated basis, after the spin-off of Corporate and Private Banking from UniCredit Banca.

RETAIL DIVISION

Type (€ millions)	30.06.2003 amount	30.06.2003 %	31.12.2002 restated	Change from 31.12.2002 amount	Change from 31.12.2002 %
Bills and notes discounted	237	0.6%	353	- 116	-32.9%
Overdraft accounts	8,368	19.6%	8,223	+ 145	+1.8%
Medium-term loans and mortgages	28,216	66.2%	26,802	+ 1,414	+5.3%
Other loans	4,100	9.6%	4,419	- 319	-7.2%
Loans under finance leases	10	0.0%	11	- 1	-9.1%
Other transactions	1,683	3.9%	1,619	+ 64	+4.0%
Loans net of REPOs	**42,614**	**100.0%**	**41,427**	**+ 1,187**	**+2.9%**
REPO transactions	-	-	-	-	-
Total loans to customers	**42,614**	**100.0%**	**41,427**	**+ 1,187**	**+2.9%**

Within this aggregate is the constantly growing area of medium-term loans and mortgages provided to customers, which rose by over €1,400 million during the half year (up by 5.3% over the end of 2002) due to a concerted effort by the sales network and support structures that brought the total to over €28,200 million (66% of loans) at the end of June 2003 (€26,802 million as at 31 December on a restated basis). Taking into account the weakness in the production cycle and consumption, the remaining loan types were down slightly overall for the first six months (about €230 million or 0.5% of the initial amount).

Non-performing loans (€880 million at book value at the end of June 2003) remained stable at around 2.1% of the total amount of loans to customers. If doubtful loans and other categories are also included, total bad and doubtful debts at book value were €1,678 million representing 3.94% of total loans to customers (3.89% in December).

Lending activities are obviously concentrated on the sector of "Non-finance companies and family firms" (largely the same as the Small Business segment) and on "Households" (individuals), with about 95% of loans to customers.

The remaining 5% (€2,061 million as at 30 June 2003 compared to €1,697 million at the end of 2002 on a restated basis) was largely in the form of loans made to agencies and public authorities, another strategic sector on which the Division's activities are focused.

At the end of the first half of 2003, loans to "Non-finance companies and family firms" (Small Businesses) –35.4% of the total – were €15,087 million (€15,640 million on a restated basis at the end of 2002), among which the greatest concentration (about 7% of loans) was to the commercial and repair sector.

As regards "Households" (Individuals) and other operators, existing loans reached a level of €23,567 million, which was up by 4.5% during the half year under review (€22,762 million at the end of 2002), and comprised about 60% of the Division's total loans (58.4% at the end of 2002). Over 80% of loans to this segment are made up of medium-term loans, mortgages and personal loans made to customers.

At the end of June 2003, the market share of Division loans (calculated using face value in relation to the aggregate excluding non-performing loans and REPO transactions) was 4.14%. The Division's position with regard to medium and long-term loans to "Households" (Individuals) was about 16%.

The "product" company

As a part of the Group's reorganisation, which was carried out using the new Divisional segment model in order to focus on individual businesses and pursue greater synergies and cost reductions, the rationalisation of consumer credit and medium-term and mortgage lending activities was planned by transferring the corresponding divisions of UniCredit Banca respectively to Clarima and to UniCredit Banca per la Casa for medium-term loans and mortgages using the Tecnocasa agreement. Thus, during the first half of the year the latter companies carried out their ordinary activities as described below, as well as those aimed at strengthening the operating structure.

Clarima's consumer credit activities

During the half year just ended, Clarima continued to pursue its goal of serving mass market customers domestically by developing and continually expanding a range of products and services focused on consumer credit. In addition to the traditional credit card product, Clarima has gradually added special-purpose and personal loans in addition to several typical insurance products, which are particularly well suited for cross-selling to existing customers or together with Clarima products.

In addition, traditional distribution channels were developed and strengthened during the half year just ended. Starting last May, the direct market activity developed new distribution campaigns through a number of channels (mailing, SMS, call centres) resulting in about 23,000 requests for credit cards (primarily revolving credit) in just over a month. The partnership and co-branding activities continued with the launch of new business alliances: new contracts were signed adding to Clarima's existing vast portfolio of just under 50,000 credit card requests during the half year. Of particular interest was the market launch of new products sold through partnership agreements recently signed with Touring and eBay, and the first campaign launch at the national level of a credit card produced and sold in partnership with TIM. In addition, Clarima has continued to market loan products to a portion of the retail customers of the UniCredito Italiano Group in the domestic market. In addition to the placement of specially packaged products for the Group's high profile customers and for Xelion's customer base are mailings aimed at those UniCredit Banca mass market customers whose profile is particularly attractive for the placement of credit cards and loan products. Overall efforts targeting the Group's retail customers generated about 15,000 requests for credit cards during the first half of 2003.

In addition, during the first half of 2003 a project was launched to enter the Italian consumer credit market sector where Clarima still has a limited presence. In fact, special-purpose loans at the point of sale are a powerful tool for acquiring customers, and currently represent 71% of all loans made by Assofin associates during the first three months of the current period. Clarima intends to enter this market segment with a business model capable of effectively meeting the needs of intermediaries and end customers.

Medium-term loan and mortgage activities of UniCredit Banca per la Casa

During the first half of the year, UniCredit Banca per la Casa (formerly Adalya Banca Immobiliare) focused its operations on expanding its structure (which has grown from 68 to 80 employees), the development and enhancement of the alliance with Tecnocasa (in March a new agreement was signed, which, compared to the previous partnership which was based on a share exchange arrangement and exclusive relationship, is based on a multi-year commercial relationship with considerable strategic value for both parties, but not an exclusive relationship for the Bank), and on strengthening and improving the efficiency of the operating structure to enhance the strong growth of production activities. In fact, about 3,300 medium-term loans and mortgages were made for a total of €290 million representing growth of more than 100% over the first half of last year. The loans made, which already represented 1.49% of the market in the first quarter, reflected a constant growth trend in a favourable market environment with higher growth in May and June.

Customer Deposits

At the end of the first half of 2003, assets administered on behalf of customers (direct and indirect deposits) totalled over €172,000 million, which was 1.8% higher than the restated position at the beginning of 2003, equal to €169,085 million after the spin-offs that became effective on that date.

The growth of this aggregate (about one third of which is made up of direct deposits and the remaining two thirds of indirect deposits – administered deposits and assets under management) was the result of intense sales activity, which, despite a particularly difficult and unstable external environment, attempted to place the greatest emphasis on product offerings by expanding the range of products and reconfiguring customers' deposits as a function of changed market conditions.

Direct deposits followed this strategy, which was reflected in their reduction during the first half of the year by over €3,900 million (down by 6.6%) as volume was mainly directed towards forms of assets under management (primarily bancassurance) and under administration (mainly high quality bonds), which collectively rose by about €6,950 million (up by 6.3% from the beginning of the year).

RETAIL DIVISION

	30.06.2003		31.12.2002	Change from 31.12.2002	
(€ millions)	amount	%	restated	amount	%
Direct deposits	**55,500**	**32.3%**	**59,415**	**- 3,915**	**-6.6%**
Total customer deposits (net of REPOs)	39,182	22.8%	38,603	+ 579	+1.5%
Repo transactions	2,115	1.2%	3,710	- 1,595	-43.0%
Securities in issue	14,203	8.3%	17,102	- 2,899	-17.0%
Indirect deposits[1]	**116,621**	**67.7%**	**109,670**	**+ 6,951**	**+6.3%**
Indirect deposits under administration	64,716	37.6%	59,166	+ 5,550	+9.4%
Indirect deposits under management	51,905	30.1%	50,504	+ 1,401	+2.8%
- funds placed directly	*28,737*	*16.7%*	*28,780*	*- 42*	*-0.1%*
- segregated accounts	*8,825*	*5.1%*	*10,286*	*- 1,461*	*-14.2%*
- bancassurance products	*14,343*	*8.3%*	*11,438*	*+ 2,905*	*+25.4%*
Assets administered for customers	**172,121**	**100.0%**	**169,085**	**+ 3,036**	**+1.8%**

1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market value.

Within the category of direct deposits (€55,500 million at the end of June), deposit types that are typically "on demand" (current accounts and savings deposits) accounted for about 70% of the total (€39,182 million) and remained at a level just above year end 2002 on a restated basis (up by 1.5%). In this context, the retail market's typical "core business", made up of individuals and households in the broadest sense (consumers and family firms), represented about 80% of deposits "on demand" noted above. On the other hand, the reduction since the beginning of the year was concentrated in REPO transactions and securities in issue, which are the most costly forms of deposits.

At the end of June the market share of deposits, industry-wide, was 6.9%, and for current accounts alone, 7.2%.

Within the indirect deposit aggregate (€116,621 million a the end of June 2003 at market values), assets under administration (including the custody and administration of securities deposited by customers but excluding segregated accounts and shares purchased in mutual funds) totalled €64,716 million at the end of June 2003, which was 9.4% higher than the €59,166 million at the beginning of the year. This figure was bolstered by bond placements of €3.6 billion made during the half year and the recovery of prices on major stock markets.

As at 30 June 2003, assets under management (segregated accounts, mutual funds placed and bancassurance products) totalled nearly €52,000 million, which was up by 2.8% over the figure at the beginning of the year (€50,504 million on a pro-forma, restated basis). This area also witnessed a strong commercial campaign for the sale of bancassurance products (policies, products with recurring premiums, etc.) which totalled some €14.3 billion at the end of June 2003 (about €11.4 billion at the beginning of the year) with a nominal growth rate of over 25% during the half year due to a gross flow of over €3,300 million during the period.

TradingLab activities

During the first half of 2003, efforts continued to reposition TRADINGLAB® in the retail financial derivatives market by widening the range of products offered and pursuing an internationalisation strategy. Without modifying the corporate mission or making radical changes in the business model, the steps taken had a dual goal: to diversify product offerings in order to deal with qualitative and quantitative changes in the propensity of end investors to save resulting from the difficult European and international economic situation; and to strengthen TradingLab's competitive position in key markets in order to optimise its position during the growth cycle in the demand for financial products.

These goals define TRADINGLAB®'s role in the UniCredito Group's Retail Division: to support UniCredito's development in the financial services market for households through product innovation.

With the increase of the Group's share of the MCW market (average of 46% during the first half of 2003 compared to 41% for the same period in 2002), there was confirmation of the value added by the UniCredit-TradingLab brand in the area of covered warrants in the Italian market. During the half year it was decided to make changes in the product range through the market listing, during the second half of the year, of products that incorporate stop loss mechanisms (Turbo and Short Certificates) and that include a cap on the strike price (Discount Certificate and Super Stock, formerly listed on the TLX®).

During the period from January to June 2003 origination activities for new issues totalled €7.2 billion. This figure represents a 106% increase over issues for the first half of 2002 (€3.5 billion). In this regard, financial instruments were offered (in the form of unit-linked policies and equity-linked and fund-linked

bonds) that included a principal protection mechanism called CPPI (Constant Proportion Portfolio Insurance). Using this mechanism, the underlying exposure to share price fluctuations is modulated as a function of market performance with the goal of protecting a given portion of the bond's face value.

Sales Channels

The branch network

As at 30 June 2003 the Retail Division's branch network had 2,884 branches representing an increase of 6 branches over the end of the prior year resulting from seven openings and one closure during the first half.

As can be seen in the table at the beginning of the Report, most of its branches are in northern Italy with an evenly spread presence. In the central and southern regions its presence is spread out and less dense, with Latium, Apulia and Campania having the highest concentration of branches.

RETAIL DIVISION

Company	30.06.2003		31.12.2002 [1]		Absolute change
	number	% of total	number	% of total	
UniCredit Banca	2,755	95.5%	2,749	95.5%	6
Banca dell'Umbria	89	3.1%	89	3.1%	-
CR Carpi	40	1.4%	40	1.4%	-
Total branches	**2,884**	**100.0%**	**2,878**	**100.0%**	**6**

1. The number of branches of UniCredit Banca as at 1.01.2003.

Call Centre

The number of customers who have joined the telephone banking service reached 405,691 (up by 11% over the first half of 2002), while the number of users rose by about 15% to over 125,000.

As regards operations using telephone banking services, there was an overall decline in transactions (with the exception of foreign bank transfers) since it was possible to migrate a growing number of customers to the less expensive (for both customers and the bank) Internet channel. The telephone channel is increasingly seen as a back-up for the Internet channel for operational transactions (thereby achieving the best synergy between the two remote banking channels), and has assumed an increasingly important commercial role by focusing on pre- and post-sales services and telemarketing activities aimed at providing growing support for the sale of products/services by the branch network.

This is reflected in the following figures:

- 11,000 bank transfers done by telephone (down by 8%) and 344 foreign bank transfers (up by 70%); about 35,000 trading instructions given (down by 25%);

- a total of 135,000 phone calls (up by 24%) made to free technical helplines for various products or Group companies: Genius, Imprendo, Dynamo, Televendita CRP, UniCredit Fondi, Pioneer and UniCredit Banca per la Casa;
- 63,800 calls handled by the Help Desk for our Internet sites (up by 30%) and about 19,000 e-mails (up by 20%);
- 500,000 telemarketing calls made (up by 18% over the first half of 2002).

Given its product specialisation, Clarima uses its own call centre (made up of some 81 of the company's 212 employees), which represents a significant distribution and service channel for its reference customer base.

Internet Banking

For the first half of 2003, activities related to UniCredit Banca's automated telecommunications services were aimed at:

- increasing the number of customers and access to the Bank over the Internet and the use of online services proposed by the Bank;
- developing the relationship between the Bank and customers by offering value-added, non-banking services and Intranet tools to support the Commercial Network;
- supporting brand and product promotion.

As a part of UniCredit Banca's Internet communications, a new website (www.unicreditbanca.it) was launched with a wealth of information and service applications. In conjunction with this, a project was also launched to supplement the site with content from Vivacity.it, UniCredit Banca's city portal (information, product offerings and useful services for individuals and businesses).

UniCredit Banca's Internet bank service, which was integrated in the institutional site, has been enhanced with several functions to make it more responsive to the needs of individual and business customers.

The sections regarding current accounts, payments and securities were particularly enhanced, and now a new service for loans at preferential rates is available containing all the main relevant innovations as well as a constantly updated ticker file.

The implementation of the available services and constant updating of the Bank's site over the Internet has generated over 613,000 customers that subscribed to the service as at 30.06.2003 compared to 435,000 as at 31.12.2002 (up by 41%). Of this increase, 144,000 subscribers were individuals and 34,000 were business customers. In addition, Internet Banking is used by customers for 52% of their securities transactions with a value of €4 billion, while there were 840,000 payment transactions over the Internet during the first half valued at over €877 million.

Finally, in order to standardise commercial and information strategies and bring them closer to colleagues in branches and to ultimately improve service offered to customers, effective January 2003 a single

Intranet tool was made available called the "Business Desk", which serves as a reference point for UniCredit Banca for all information on the business, on products, securities prices and other news.

Using special content management tools, product managers, sales managers and managers of other Bank structures and product companies (110 publishers overall) will publish content on the Business Desk. Other colleagues contribute to the development of the Business Desk by helping to compile interviews and questionnaires.

Net profit and operating profit [1]

During the first half of 2003 the Retail Division generated net profit of €464 million, which was largely profit before extraordinary items and income tax. The second quarter produced a net profit of €225 million, down by 5.4% from the prior quarter, due largely to the greater impact of adjustment entries.

RETAIL DIVISION PROFIT AND LOSS ACCOUNT

	2003			First half	Change
(€ millions)	First half	Q 2	Q 1	2002[1]	%
Net interest	1,203	582	621	1,221	-1.5%
Dividends and other income from equity investments	102	95	7	71	+43.7%
Net interest income	**1,305**	**677**	**628**	**1,292**	**+1.0%**
Net commission	761	383	378	767	-0.8%
Trading profit (loss)	78	20	58	65	+20.0%
Other net operating income	317	162	155	307	+3.3%
Net non-interest income	**1,156**	**565**	**591**	**1,139**	**+1.5%**
TOTAL REVENUES	**2,461**	**1,242**	**1,219**	**2,431**	**+1.2%**
Payroll costs	-780	-390	-390	-792	-1.5%
Other administrative costs	-662	-344	-318	-650	+1.8%
Writedowns of intangible and tangible fixed assets	-61	-31	-30	-77	-20.8%
Operating expenses	**-1,503**	**-765**	**-738**	**-1,519**	**-1.1%**
OPERATING PROFIT	**958**	**477**	**481**	**912**	**+5.0%**
Provisions for risks and charges	-23	-14	-9		
Net writedowns of loans	-96	-50	-46		
Total writedowns, write-backs and provisions	**-119**	**-64**	**-55**		
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**839**	**413**	**426**		
Extraordinary income (charge) – net	-7	-3	-4		
Income taxes for the period	-366	-186	-180		
NET PROFIT FOR THE PERIOD	**466**	**224**	**242**		
Minority portion	-2	1	-3		
NET PROFIT	**464**	**225**	**239**		

1. The figure for the first half of 2002 was calculated by including precise data for the individual companies making up the division except for UniCredit Banca. For the latter, half of the restated figure as at December 2002 was used on the basis of operating figures.

The Division's operating profit was €958 million, which was split almost evenly over the two quarters, representing a 5% increase over the first half of 2002 (on a restated basis taking into account, for UniCredit Banca, 50% of the annual operating profit determined on the basis of operating figures for customers that were not transferred to the Corporate and Private banks).

Revenues

As a result of growth in the second quarter due to higher dividends, net interest income for the first half of the year was €1,305 million, up by 1% over the first half of 2002 on a restated basis. The increase in net interest income during the first six months and over the first half of 2002 was bolstered by the growth in dividends and other income on equity investments (up by €31 million over the prior year). This was largely due to TradingLab's ordinary activities, while net interest was down (by €18 million or 1.5% from the corresponding period in 2002) primarily as a result of the impact from the overall reduction in rates and lower contribution of direct deposits. The drop from the first to second quarter was also due to declining market rates which had a significant negative impact on UniCredit Banca (which was not well positioned in respect of demand deposits, the component that felt the greatest impact from the reduction in rates). Breaking this trend were Clarima and UniCredit Banca per la Casa, whose business growth (more active credit cards and an increase in medium-term loans and mortgages) led to second quarter results that were better than the first.

For the first half of the year, net non-interest income was €1,156 million, which was up by 1.5% over the first half of 2002 on a restated basis. Within this aggregate, net commissions (down by 0.8%) remained steady, and the other items rose.

The performance of commissions for the first six months of over €760 million, as well as the growth in commissions between the first and second quarters, was achieved due to higher volumes of new gross premiums on insurance products, which, together with the placement of bonds for third parties made it possible to offset the decline in commissions on segregated accounts, which were particularly high during the first half of last year, and the decline in commissions on mutual funds attributable to the change in asset mix towards money market and bond funds.

Trading profits, which were largely attributable to TRADINGLAB® business, were €78 million for the half year with a drop between the first and second quarters connected with the collection of dividends by TRADINGLAB® on shares held in its portfolio, but this measure remained well above the level for the corresponding period of the prior year.

Thus, total revenues for the first six months were €2,461 million rising 1.9% between the two quarters and 1.2% over the first half of 2002 on a restated basis.

Operating Expenses

Operating expenses were €1,503 million, rising between the first and second quarters due to the increase in administrative costs. Compared to the average figure for 2002, there was a decline of about 1% due to the rationalisation of the structure following the finalisation of the S3 project and the establishment of the Segment Banks.

Payroll costs for the two quarters were stable at €780 million, but were up in some areas and down in others: UniCredit Banca reported a decline due to continuing action to improve efficiency; however, these costs were up in the other companies of the Division due to the growth in branches to meet the needs of growing business.

Other administrative costs were €723 million (including writedowns of fixed assets), and were up by 8% from the first to second quarter. The increase reported was the result of higher costs for projects launched (largely in the areas of training and marketing) and rising promotional costs for several companies of the Division, which were tied to business expansion (in particular at Clarima after the promotional launch using the direct marketing channel).

Although the ratio of operating expenses, including writedowns of fixed assets, to total revenues (cost/income ratio) was up quarter to quarter, it improved significantly from the prior year (61.1% compared to 62.5% for the first half of 2002 on a restated basis).

RETAIL DIVISION - OPERATING PROFIT



2,000
1,750
1,500
1,250
1,000
750
500
250
0
(€ millions)
1,292
1,305
1,139
1,156
1,519
1,503
912
958
Net interest income
Net non-interest income
Operating expenses
Operating profit
1st half 2002
1st half 2003

The Composition and Strategic Direction of the Division

Since the second half of 2002, the UniCredito Italiano Group has been engaged in a massive restructuring of capabilities aimed at achieving a more effective business overall. With regard to the Corporate Division, the natural outcome of this organisational process, called the S3 project, was to concentrate all activities regarding financial products for companies or entities, culminating in the creation of *UniCredit Banca d'Impresa* on 1 January 2003.

This new bank, positioned within the division as a point of synergy and complementary services for other Group companies, became the central point for managing relationships with companies. In this role it has been able to directly and systematically satisfy the most varied demand of its customers for financial services. It not only acts as a provider of loans and other traditional services, but also has a broad range of advanced, innovative financial products offered by the other companies in the Corporate Division.

In fact, under the new organisational structure, services are offered to customers using a business model that supports the widespread regional distribution network (centred on *UniCredit Banca d'Impresa*) with the specialised, centralised, sophisticated capabilities of the following companies:

- *UniCredit Banca Mobiliare*, the undisputed leader in providing products for the management of business financial risks, and a specialist in investment banking services;
- *Locat*, a leading company in the Italian leasing market;
- *Banca Mediocredito*, specialising in subsidised financing, medium and long-term loans and project finance with acquisition finance capabilities;
- *UniCredit Gestione Crediti*, which engages in the management and recovery of non-performing loans;
- *UniCredit Factoring*, the company that performs the Group's factoring activities;
- *Uniriscossioni*, agent for the collection of national and local taxes.

Due to its characteristics, a business model of this sort allows the Corporate Division overall to act as a financial partner for customers, able to satisfy a wide array of their complex growth and risk management needs. In addition, the multifaceted financial solutions that the Division is able to provide allow the UniCredit Group to play a key role for businesses and government agencies. In this manner, it establishes long-term relationships that maximise the value of specialist skills, the ability to understand customer needs, and, in a nutshell, the quality of service provided. In other words, the organisational model adopted and the rich, sophisticated, on-site ability to offer related financial products make it possible to strengthen the relationship between the bank and its customers. This relationship in turn enriches and enhances the range of services to be proposed to customers, thereby creating a fruitful and virtuous circle.

The Division's Activities

Corporate Banking

UniCredit Banca d'Impresa

When Banca d'Impresa opened, it received an active customer[1] list from the Group consisting of 71,096 names including 45,730 manufacturing companies, or 39% of the companies in the

market that can be regarded as potential customers of the Bank (2). As of that date, there was a total of 55,285 borrowing customers, and of those, 40,048 entities were classified as manufacturing companies. Credit facilities totalled €40,954 million at book value, of which €27,503 million was for manufacturing companies, according to internal management estimates. Based on data reported to the Bank of Italy, which was provided at face value with the exclusion of REPOs and non-performing loans, the amount of performing loans and advances represented 4.0% of this aggregate at the industry level, but rose to 7.5% if seen as a percentage of loans to the corporate market.

In an extremely difficult economic environment (characterised by geopolitical uncertainty and deteriorating monetary conditions due to the appreciation of the euro which was not sufficiently offset by the reduction of "policy" interest rates and was aggravated by the continuing decline in the competitiveness of Italian industry), after six months of operations, UniCredit Banca d'Impresa was still able to establish itself as a key provider of loans to businesses, defending the volume, market share and profit it inherited from the Group's restructuring process.

In fact, despite a slight downturn in the number of active and borrowing customers (down to 69,736 and 54,707 respectively), at the end of June the volume of performing loans and advances rose to €42,960 million at book values representing a 4.9% increase over December 2002.

Thus, market share, with 2.3% growth at the industry level (3.3% estimated for the corporate market for the same period), was 4.2% of the entire industry (7.6% was the equivalent percentage if only *corporate-related loans to the industry are considered).*

As regards manufacturing companies alone, the increase in usage during the first half was lower than the overall aggregate with an increase of 2.2% in June over the December figure. This growth in performing loans and advances occurred through a repositioning of customers by size category to the detriment of small businesses: in fact, the percentage of exposure to borrowing customers with turnover of under €15 million went from 42.0% in December to 40.9% in June.

More significant for the purposes of reconfiguring the loan portfolio, however, was the impact of a greater focus on credit standing, which was incorporated into loan policy during the half year. In fact, an analysis of customer loan distribution by rating category indicates that the percentage of the riskiest categories (from 7 to 9 in the rating scale developed by Centrale dei Bilanci - Italy's centralised financial data library) dropped significantly from 25.2% in December to 23.6% in June, showing that growth in loan volume was not uniform, but rather concentrated among borrowers with a better credit standing.

1. *The term "Active customers" means those bank customers with projected annual income equal to or greater than €500.*

2. The number of manufacturing companies in the market that can be considered as potential customers of Banca d'Impresa is calculated by adding the number of partnerships, individual firms and family firms with revenues equal to or greater than €1.5 million (source: Tax Revenue Agency) to the number of stock companies, excluding finance companies, with revenues equal to or greater than €2 million (data estimated by Prometeia).

The results described above are even more significant if seen in the context of the overall economy: income was down for the first half of 2003 (a real decline in GDP of 0.1% for each of the two quarters), with a sharp drop in industrial production and an index of business confidence that dropped to levels of the beginning of 1999. The critical period that the Italian manufacturing sector is experiencing naturally translated into a deterioration of problem loans for UniCredit Banca d'Impresa: for the first six months of the period, there were large, new non-performing loans of €216 million. Despite the high level of recoveries and write-offs, gross non-performing loans rose from €723 million at the end of 2002 to €789 million as at 30 June 2003. However, the policy of making provisions to asset-adjustment reserves ensured coverage of about 40% of gross exposure.

CORPORATE DIVISION - LOANS TO CUSTOMERS

Company	30.06.2003		31.12.2002	Change from 31.12.2002	
(€ millions)	Amount	%	restated	amount	%
UniCredit Banca d'Impresa	42,960	73.5%	40,954	+ 2,006	+4.9%
Banca Mediocredito	5,055	8.7%	5,322	- 267	-5.0%
Locat	6,590	11.3%	6,527	+ 63	+1.0%
UniCredit Factoring	1,783	3.1%	2,035	- 252	-12.4%
UBM	777	1.3%	1,127	- 350	-31.1%
Other companies	30	0.1%	34	- 4	-11.8%
Loans excluding REPOs	**57,195**	**97.9%**	**55,999**	**+ 1,196**	**+2.1%**
REPO transactions	1,216	2.1%	1,901	- 685	-36.0%
Total loans to customers	**58,411**	**100.0%**	**57,900**	**+ 511**	**+0.9%**

Banca Mediocredito

As at 30 June 2003 the book value of loans to customers of Banca Mediocredito totalled €5,055 million, which was down by 5.0% from the end of 2002.

This decline was partly due to the bank gradually disengaging itself from lending to households (a customer area that is no longer included in the institute's scope of activities after the consolidation of the S3 project), but was also definitely attributable to the strategy of greater selectivity aimed at improving the asset quality of the customer loan portfolio.

In this regard, there was a particular focus on reconfiguring the corporate portfolio, which, during the six months was characterised by the constant shift of credit facilities to less risky rating categories and the gradual disposal of gross non-performing loans. During the first six months of the year, the latter measure declined 3.4% to €665.3 million from year end 2002.

Leasing and factoring

With a market share of 11.1%, as at 30 June 2003 Locat was the main operator in the domestic leasing market with total loans to customers of €6,590 billion, which was 1.0% over the December 2002 figure.

The analysis of operating performance in this sector during the first half is heavily distorted by the impact that one-time tax measures (the Tremonti package) had in inflating results for the last half of 2002. As a result, the number of new transactions carried out by Locat for the first six months was down by 15.9%, which was negatively affected by the comparison with 2002 results. Although the industry reported a lower decline (12%) for the same period of time as that of Locat, the last two months of the half year indicate a reversal of trend with growth figures significantly better than those for the reference market.

On the other hand, during the half year, there was a decline in exposure to UniCredit Factoring customers amounting to €1,783 million (down by 12.4% from December 2002). However, this drop was attributed to the repayment of two high-value transactions (about €350 million). Without these, ordinary operations for the same period would have been up by nearly 6%.

Investment Banking

Despite the ongoing crisis in the new issues market, which was negatively affected by low share prices and tight liquidity resulting from the constant flight from share-based funds, during the first half of 2003 UniCredit Banca Mobiliare stepped up its equity capital market activities. In this connection, UBM acted in the following capacities: global coordinator, bookrunner and sponsor for the Hera IPO; joint-lead manager in the IFIL and FIAT capital increases; coordinating intermediary in the Autostrade and Air Dolomiti takeover bids; and financial advisor for the e.Biscom convertible bond. In international operations, UBM participated as co-lead manager in the IPO of Bank Austria-Creditanstalt.

As regards Corporate Finance, during the first six months there was further strengthening of the focus on relationships with large corporate customers. For example, in the area of leveraged finance, there was a considerable drive to take a leading role in the arrangement of several large transactions promoted by both corporate customers (e.g., the Autostrade/SchemaVentotto and Olivetti/Telecom transactions) and institutional investors (private equity funds). Prominent among the many acquisition finance transactions were the acquisition of B&B Italia by Fondo Opera, Cortiplast's takeover bid for SAIAG and the management buyout of ItalBrokers. Other transactions worth mentioning were loan structuring for the purchase of Toro by De Agostini, for the purchase of the SAI-Fondiaria properties by the Pirelli Real Estate-Morgan Stanley team, and for the purchase of Elettroambiente by Actelios-Falck (finalised after the end of the half year). It should be noted that in just 18 months the M&A unit created within UBM at the beginning of 2002 became the Italian market leader according to rankings of independent analysis companies such as Dealogic and Mergemarket.

During the first half of the current year, UBM arranged 31 new bond issues as a bookrunner, and also participated in placement syndicates for another 17 issues. UBM is the largest specialist in the primary market for Italian government securities.

The sales and trading of financial products continues to be the bank's true strong point: revenues and

volume increased for the six months, on an annualised basis, in the fixed income, equity, and especially the derivative areas. To be specific, the sale of derivative products to corporate customers (up by 26.1% over the first half of 2002) is the driving force of the entire area, although UBM also continues to play an undisputed leading role in the customer segment made up of government agencies and former municipal companies.

The excellent results achieved fully confirm the validity of UniCredito Italiano's divisional model, which was planned and implemented during the second half of 2002 and became operational in January 2003. Within the Corporate Division, UniCredit Banca d'Impresa is the sole entity responsible for business relationships with mid-sized corporate customers, while UBM serves as the centre for product innovation and the management of market risk. Compared to the federal structure before S3, with seven banks operating as a sales channel, the simplification of the distribution model has further improved the efficiency of the UBI-UBM relationship.

Net profit and operating profit[1]

Despite a deteriorating macro-economic scenario and financial markets with declining profits and volume, the Corporate Division generated net profit of €565 million for the first six months of the year.

The two companies that made the greatest contribution to this result were UniCredit Banca d'Impresa, which generated profit of €274.2 million, or 49% of total net profit at the division level, and UniCredit Banca Mobiliare, whose net profit for the first six months was €233.9 million, or 41% of divisional profit. Locat, in third place, added €28 million to net profit (5%).

Shifting the focus of the review, total revenues were €1,663 million, up by 16.2% over the restated figure for June 2002. This figure consisted of net interest income of €744 million, which was largely in line with the result for the corresponding period of the prior year, while net non-interest income was up 34.6% to €919 million (including €283 million in commissions and €614 million in trading profits resulting from the marketing of derivatives for the management of customers' financial risks).

1. The figure for the first half of 2002 was calculated by including precise data for the individual companies making up the Division except for UniCredit Banca d'Impresa. For the latter, half of the figure as of December 2002 on a restated basis was used on the basis of operating figures.

CORPORATE DIVISION PROFIT AND LOSS ACCOUNT

(€ millions)	2003 First half	2003 Q 2	2003 Q 1	First half 2002[1]	Change %
Net interest	749	371	378	739	+1.4%
Dividends and other income from equity investments	-5	-3	-2	9	n.s.
Net interest income	**744**	**368**	**376**	**748**	**-0.5%**
Net commission	283	148	135	242	+16.9%
Trading profit (loss)	614	278	336	412	+49.0%
Other net operating income	22	15	7	29	-24.1%
Net non-interest income	**919**	**441**	**478**	**683**	**+34.6%**
TOTAL REVENUES	**1,663**	**809**	**854**	**1,431**	**+16.2%**
Payroll costs	-263	-134	-129	-239	+10.0%
Other administrative costs	-204	-106	-98	-199	+2.5%
Writedowns of intangible and tangible fixed assets	-11	-6	-5	-11	..
Operating expenses	**-478**	**-246**	**-232**	**-449**	**+6.5%**
OPERATING PROFIT	**1,185**	**563**	**622**	**982**	**+20.7%**
Provisions for risks and charges	-25	-10	-15		
Net writedowns of loans	-213	-157	-56		
Total writedowns, write-backs and provisions	**-238**	**-167**	**-71**		
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**947**	**396**	**551**		
Extraordinary income (charge)	20	16	4		
Income taxes for the period	-397	-169	-228		
NET PROFIT FOR THE PERIOD	**570**	**243**	**327**		
Minority portion	-5	-3	-2		
NET PROFIT	**565**	**240**	**325**		

As a result of 29.9% growth over the first half of 2002, UniCredit Banca Mobiliare contributed €495 million to total divisional revenues (29.8% of the total), while the contribution made by UniCredit Banca d'Impresa totalled €938.1 million (11.0% over the half-year average in 2002) equal to 56.4% of total divisional revenues.

Operating expenses including amortisation and depreciation of €11 million totalled €478 million (including €263 million for payroll costs). This was a 6.6% increase over the restated figure for the first

1. The figure for the first half of 2002 was calculated by including precise data for the individual companies making up the Division except for UniCredit Banca d'Impresa. For the latter, half of the figure as of December 2002 on a restated basis was used on the basis of operating figures.

six months of the prior year. With operating expenses of €265 million, Banca d'Impresa had 55.4% of the division's total administrative expenses, while UBM had operating expenses of €94.8 million representing 19.8% of the Division total.

The combined effect of increased revenues and expenses resulted in a significant improvement in the Division's cost-to-income ratio from 31.4% for the first half of 2002 on a restated basis to 28.7% in June 2003 (this ratio was 28.2% and 19.1% for UBI and UBM respectively).

Thus, operating profit was €1,185 million, which was up by 20.7% over the first half of 2002 on a restated basis, with a drop between the first two quarters, which was largely due to trading profits. The drop in this item, which includes profits from the marketing of derivative products, can be attributed to both seasonal factors and the bonus policy adopted at the beginning of the period. The latter was aimed at bolstering results for the first three months of the year in order to increase staff motivation and commitment during the period of organisational difficulties when the S3 project was launched.

Other revenue items generally held steady (and net commission was actually up by 10% for the quarter), which confirms the success of this complex transition.

Finally, taking into account the writedowns of loans and provisions required due to the deterioration of the economic environment, profit before extraordinary items and income tax for the first half of the year was €947 million.

CORPORATE DIVISION - OPERATING PROFIT


1,250
1,000
750
500
250
0
(€ millions)
748
744
683
919
449
478
982
1,185
Net interest income
Net non-interest income
Operating expenses
Operating profit
1st half 2002
1st half 2003

The Composition and Strategic Direction of the Division

The Private Banking and Asset Management Division operates in the business of wealth management, serving medium-to-high net worth households, through its three business areas:

- Private Banking, with *UniCredit Private Banking* and its subsidiaries
- Asset Gathering, with *UniCredit Xelion Banca*
- Asset Management, with the *Pioneer Group.*

Overall, the Division manages or administers over €130 billion in financial assets with the collaboration of approximately 2,500 relationship managers, including employees and financial consultants on contract. Coverage is nationwide and there is a selective presence in the largest international financial centres (Boston, Dublin, London, Paris, Madrid, Hong Kong, Singapore, Lugano, Monaco and San Marino).

With an external environment characterised by growing complexity in financial markets, the Division's goal is to expand the wealth management business by offering personalised, innovative products and services of a high quality and leveraging the strong integration between production and distribution.

The Division's Activities

Private Banking

UniCredit Private Banking and subsidiaries

UniCredit Private Banking is the Group bank devoted to meeting the interests and needs of individuals with significant assets, of non-commercial or non-manufacturing entities and organisations with high available financial assets and needs similar to those of individuals.

UniCredit Private Banking is Italy's largest private banking organisation. In fact, it has 153 branches and provides its services to approximately 95,000 customers, corresponding to over 40,000 households, through 558 relationship managers.

It has a nationwide branch network with a presence primarily in medium-sized and large towns and cities to cover the markets in which it has the highest concentration of current customers and largest potential customer base.

The branch network covers 59 of the 103 Italian provinces (54%), representing nearly 90% of national financial wealth in the "private" segment.

To provide more effective business coverage, UniCredit Private Banking directly controls the main Group companies operating in the same customer segment, and in particular the banks located in

Switzerland, the Principality of Monaco and San Marino (UniCredit Suisse, Banque Monégasque de Gestion and Banca Agricola Commerciale in the Republic of San Marino respectively), the Cordusio trust company and the finance companies UniCredit Private Asset management Sgr and FRT Sim.

During its first six months of operations, the bank was engaged in a number of sensitive start-up activities, and specifically:

- the necessary steps were taken to complete the S3 Project for structures, operations, processes and systems;
- the staff completion and rationalisation plan was implemented, involving hiring of 97 employees, including 61 employees to support the operations of managers, and 31 resignations, including 15 who transferred to other Group companies; as at 30 June, staff totalled 1,064 employees;
- steps were taken for the commercial launch of the new bank in the form of several external briefings (press conferences, advertising campaigns and Internet site), internal briefings (meetings with personnel, survey on corporate environment, etc.) and several road shows on specific ventures and products (especially segregated accounts and hedge funds);
- the range of products was fine tuned including, among other things, the streamlining of products and reorganisation of the placement of segregated accounts;
- an intensive staff training programme was launched focusing in particular on management tools, segregated accounts, hedge funds and the repatriation of capital from abroad.

Regarding the latter issue, it should be noted that due to the numerous efforts by the bank nationwide to create awareness and provide information on "Tax Shield 2" (in collaboration with the councils of chartered accountants, Unione Industriali, UniCredit Banca d'Impresa, UniCredit Banca, UniCredit Consulting and the tax area of the Parent Company), the Group raised about €1 billion in assets, just under 80% of which was raised by UniCredit Private Banking and its subsidiaries.

This repatriation of capital, which was carried out by concentrating operations at the subsidiary Cordusio Fiduciaria, generally had a negative impact on the foreign bank subsidiaries.

With regard to projects, during the first half of the year, three of the main projects planned for the next three-year period were launched:

- the initiative in collaboration with UniCredit Banca d'Impresa called "2WIN" with the goal of maximising business synergies between the two banks' branch networks;
- the "Customer Satisfaction" project aimed at statistically measuring customer satisfaction in order to support corporate decisions regarding the structural improvement of service quality;
- the "Customer Segmentation" project aimed at identifying customer segments and their various needs in order to propose attractive product offerings differentiated by target customer.

During the first six months, the Bank's business performance improved steadily.

As at 30 June 2003 available customer financial assets totalled €37.4 billion, which was an increase over 31 March as well as the beginning of the year.

Direct deposits (excluding REPOs) totalled approximately €3 billion, and REPOs were just under €1 billion. Assets under management were €17.4 billion, while assets under administration (excluding REPOs) approached €16 billion.

Net inflows in asset management products were somewhat negative until May, and then reversed trend in June with a positive value of €55.4 million, which also benefited from the return of net inflow into mutual funds to a positive figure.

The positive trend for the first six months was also confirmed by sales of asset management and administration products:

- there was approximately €380 million in new bancassurance business with second quarter growth nearly double that in the first quarter;
- during the first six months, gross inflows into segregated accounts totalled €691 million and over €1 billion in mutual funds;
- the reduction of the minimum purchase of hedge funds from €1 million to €500,000, effective as from April, had a positive effect on hedge fund placements (€97 million during the first half year with €43 million in the month of June alone);
- the placement of third party bonds rose by over 40% during the second quarter generating a total of €732 million for the first half year.

Finally, during the first half of 2003, there was an intense effort to distribute Visa Infinite, Clarima's new "black card" marketed exclusively by UniCredit Private Banking. This card provides users with high spending limits and related services with an obvious appeal. As at 30 June 2003, 10,000 cards had been placed.

Asset Gathering

UniCredit Xelion Banca

In conjunction with the approval of the S3 Project to reorganise the Italian banks of UniCredito Italiano, the Parent Company launched the process of optimising its networks of financial consultants by assigning to Xelion, effective January 2003, the networks of UniCredit Banca (about 650 financial consultants) and On Banca (about 200 financial consultants).

In addition, in light of the growing operating and business relationships with Group counterparties, and based on business and synergic assessment of the image of UniCredito Italiano, Xelion Banca's name was changed to UniCredit Xelion Banca S.p.A.

During the first half of 2003, Xelion, whose sales force at the end of June 2003 totalled 1,610 financial consultants, generated net inflows of €1,008 million, of which 76% was made up of instruments and asset management and private pension products. On an equivalent basis, this result was a 100% increase in total inflows over the same period in 2002, and an increase of 300% over the managed and private pension component.

As a result, the company came first in the Assoreti ranking for the first six months, for total net deposits with a market share of 15%.

As at 30 June 2003 the portfolio totalled €5,987 million, compared to €4,882 million on a pro-forma basis as at 31 December 2002, which was calculated including the assets of all the Group's financial consultants.

The improvement in the average quality of financial consultants and the excellent net inflow performance achieved during the first half year resulted in an increase in average assets per financial consultant from €2.9 million, on a pro-forma basis, as at 31 December 2002, to €3.7 million at the end of June 2003.

Operations carried out in conjunction with UniCredit Servizi Informativi were particularly intense. These activities involved migrating customer accounts acquired by On Banca to the Xelion platform. By the end of May, the liquid positions and administered stocks had been migrated.

New products launched during the first six months included, in particular, several products previously sold by On Banca and now integrated into the Xelion platform.

At present, Xelion has over 1,200 products from 20 different "firms".

On 24 July 2003 the Board of Directors made official UniCredito Italiano's acquisition, in conjunction with Aviva Group plc, of several major assets of the ING Group in Italy including the network of financial consultants.

This transaction, which is currently being reviewed by regulatory authorities, will put Xelion in fifth place among financial consultant networks operating in Italy with €9.5 billion in assets under management and about 2,500 professionals.

Thus, it appears that the second half of the year will be an intense planning and operating period during which all action and corporate operating strategies aimed at integrating ING into Xelion will be carried out.

Asset Management

The Industry

During the first half of 2003, there was a gradual recovery of the asset management sector. In the mutual fund market, for which more precise information is available, investor confidence is trending upward. In major industrialised countries, equity and bond funds with a duration of over 12 months reported net inflows of $22.9 billion for equity and balanced funds, and $109.4 billion for bond funds. If investor confidence is accompanied by more concrete signs of a market recovery, the second half

of the year may also present good growth opportunities for the asset management industry.
We will focus below on specific trends in the most important markets for Pioneer Investments.

United States

The US asset management market grew by 10.8% in the first half of 2003, with assets of €1,650 billion as at 30 June in an environment of greater optimism based on the positive signs coming from the stock markets (S&P 500 Index up by 10.8%, Dow Jones Industrial Average up by 7.7%).

Net inflows totalled €31,961 million (for the "non-proprietary" segment only), and there were sizeable net inflows of €24,386.6 million in bond funds; there was also a net inflow in balanced funds (€8,564.8 million) and equity funds (€5,544.1 million). On the other hand, there was an outflow of funds of €6,154.3 million from money market funds.

This performance led to growth in our share of all fund types, to the detriment of money market funds, which dropped from 14.5% to 12.8%.

Italy

There were encouraging signs from the mutual fund market in Italy, which in the first six months of 2003 grew by 6.0%. Of this increase, 4.4% was due to increased net inflows (up by €20.4 billion) and 1.6% was due to performance. Italian savers confirmed their tendency to allocate their investments to liquid instruments (money market funds of €11.6 billion) or those with low risk (bond funds were up by €17.1 billion), while there was an outflow from balanced and equity funds of €4.6 billion and €6.2 billion respectively. In June it appeared that there was a trend reversal with equity funds posting a net inflow of €170 million and liquidity funds reporting a net outflow (of €317 million) for the first time in the last two years.

Assets managed in mutual funds in Italy totalled €498,128 million at the end of June 2003, representing a 1.5% increase over the same period of the prior year.

Other main countries

At the end of June, assets in mutual funds in Germany totalled €416,729 million, which was up by 9% over the level at the end of December 2002, with a net inflow of €12,264 million including €1,019.7 million in equity funds, €5,767.9 million in bond funds, €6,259.2 million in money market funds and an outflow of €1,166.9 million from balanced funds.

The continued preference for money market and bond products is indicative that the recovery in the German market (Dax 30 up by 11.3%) has still not resulted in a reversal of saver preferences towards riskier instruments.

In France, Spain, Great Britain and countries in New Europe such as Poland and the Czech Republic, investments took place mainly in low-risk products, and in particular money market and bond funds.

In France, it should be noted that money market funds, which play a role in the interbank market, have been a surrogate for current accounts for some time.

Pioneer Group

During the first half of the year, net inflows of Pioneer Investments totalled €5.4 billion (up by €3.2 billion over June 2002) representing an overall increase in net sales of 145% over the prior year.

Assets under management totalled €110.8 billion, up by 6.8% from the beginning of the year (1.59% was due to the market effect), and just below the historical high of €113 billion at the time of the Pioneer USA acquisition in an environment characterised by steady market performance.

PIONEER INVESTMENTS - ASSETS UNDER MANAGEMENT

(€ millions)	30.06.2003	31.12.2002	Change amount	Change %
Italy	**84,148**	**80,831**	**3,317**	**+4.1%**
"Captive" customers	68,010	65,771	2,239	+3.4%
Institutional	10,734	9,526	1,208	+12.7%
Other customers	1,007	1,114	-107	-9.6%
Proprietary Funds	4,397	4,420	-23	-0.5%
United States	**20,009**	**17,635**	**2,374**	**+13.5%**
Other international markets	**4,576**	**3,732**	**844**	**+22.6%**
New Europe	**2,046**	**1,522**	**524**	**+34.4%**
Total assets under management	**110,779**	**103,720**	**7,059**	**+6.8%**
of which:				
Assets in mutual funds	*90,799*	*85,303*	*5,496*	*+6.4%*
- Italian	*26,234*	*25,980*	*254*	*+1.0%*
- Luxembourg	*39,937*	*37,909*	*2,028*	*+5.3%*
- Other mutual funds	*24,628*	*21,414*	*3,214*	*+15.0%*

Italy

For the first six months of the year, net sales in Italy were a positive figure of over €1.9 billion due primarily to the Retail and Institutional sectors. This resulted in a net trend reversal from the same period of the prior year when there was a net outflow of funds.

It is important to emphasise that during the first six months the reorganisation of Pioneer's structure was completed. This resulted in a single division with responsibility for sales in Italy and the International segment.

There was confirmation of the upward trend of products targeting institutional investors (life insurance policies and pension funds) and traditional unit-linked and capital-guaranteed policies, which have posted 29.1% in asset growth since the beginning of the year.

Assets under management as at 30 June 2003 totalled €84.1 billion, which was up by 4.1% over the level at the beginning of the year due to net inflows (a positive contribution of 2.3%) and market performance (up by 1.8%).

United States

The American division continued to break new sales records during the first six months of 2003. Gross sales were over $4.1 billion, representing an increase of 12% over the $3.7 billion generated in the same period of 2002, while net sales were $2.4 billion (up by 8.8% over June 2002).

As a result of these figures, Pioneer placed fourth among American companies in the "non-proprietary" segment in terms of the increase in gross sales from June 2002 to June 2003, and increased its market share in the reference segment from 1.36% at the end of December 2002 to 1.50% at the end of June.

Pioneer High Yield continued to be the most popular fund, even though there were increased inflows in other funds such as Pioneer Fund, Pioneer Strategic Income Fund, Pioneer Principal Protection Plus II and Pioneer American Income Trust that generated 85% of sales for the first half of 2003.

Assets totalled €20 billion (up by 13.5% from the beginning of the year) or $22.9 billion with an increase of 23.8%.

International

Despite being affected by the difficult environment at the beginning of the year (stock market volatility and the war in Iraq), the International Division had positive net sales of €800 million, which was equal to 83% of annual sales in 2002. Gross deposits were $1,302 million, representing 68% of total gross sales for 2002.

Sales were concentrated in fund families under Luxembourg law. Among these the US High Yield fund stood out (€260 million compared to €169 million in 2002), as did the Top European Players fund (€234 million compared to €200 million in 2002) and the Euro Short-Term fund (€113 million). There was also a concentration of sales in single-strategy alternative investment products and funds of hedge funds.

The Division increased assets by 22.6% to €4.6 billion at the end of June 2003.

New Europe

The New Europe Division generated positive net inflows of €600 million representing a 560% increase over the same period of the prior year; assets under management exceeded the €2 billion threshold.

These results made it possible for the Division to exceed results obtained in 2002, and thus to achieve new historical highs in terms of annualised sales and assets.

Poland continued to be the main source of these excellent results. Thanks to the Bank Pekao branch network, Poland increased sales and launched new products by effectively diversifying its range of products. For the first quarter, sales performance was poor in the Czech Republic despite the fact that the improvement in the performance of the Czech fund called "Pioneer Trust" resulted in a trend reversal in the second quarter.

Net sales were also strong in Slovakia and Croatia. Of the activities carried out, the launch of Pioneer funds under Luxembourg law in Bulgaria was particularly significant as these were the first foreign funds to be introduced in the country.

Pioneer Alternative Investment Management

Following the acquisition of Momentum in November 2002, there was significant progress in the first half of 2003 in the project aimed at integrating the various business areas of the Momentum Group into Pioneer Alternative Investments and the divisions of Pioneer Investments.

In particular, the "Investments" and "Operations" areas were integrated into the Pioneer Alternative Investments Division, while sales and distribution activities were integrated into the International Division. Total assets of Pioneer Alternative Investments rose from €1,517 to €1,812 million (up by 19.4% over the end of December 2002) and net sales were €298.1 million, including €19.4 million from single-strategy funds managed in Dublin, €134.8 million from funds of funds under Italian law and €143.8 million from Momentum funds of funds.

The Division's net profit and operating profit [1]

The Private Banking and Asset Management Division ended the first half of 2003 with net profit of €85 million after a provision of €43 million for applicable taxes and duties.

Although profit before extraordinary items and income tax rose over the first quarter of the period (from €59 million to €66 million), net profit in the second quarter was €5 million lower due to changes in extraordinary income (largely attributable to non-recurring income generated in the first quarter by the Pioneer Group) and the higher percentage of income taxes.

The Division's operating profit for the first six months was down by 25% from the restated figure for the same period of the prior year; however, the quarterly figure was up by about 20% over the first quarter of 2003, and was driven by results achieved by UniCredit Private Banking (up by about 37%) and the Pioneer Group (up by 22%).

1. The figure for the first half of 2002 was calculated by including precise data for the individual companies making up the Division except for UniCredit Private Banking. For the latter, half of the figure as of December 2002 on a restated basis was used on the basis of operating figures.

PROFIT AND LOSS ACCOUNT FOR THE PRIVATE BANKING & ASSET MANAGEMENT DIVISION

(€ millions)	2003 First half	2003 Q2	2003 Q1	First half 2002 [1]	Change %
Net interest	38	20	18	36	+5.6%
Dividends and other income from equity investments				-2	-100,0%
Net interest income	**38**	**20**	**18**	**34**	**+11.8%**
Net commission	357	180	177	413	-13.6%
Trading profit (loss)	1	2	-1		
Other net operating income	48	32	16	29	+65.5%
Net non-interest income	**406**	**214**	**192**	**442**	**-8.1%**
TOTAL REVENUES	**444**	**234**	**210**	**476**	**-6.7%**
Payroll costs	-154	-80	-74	-150	+2.7%
Other administrative costs	-141	-74	-67	-132	+6.8%
Writedowns of intangible and tangible fixed assets	-15	-7	-8	-16	-6.3%
Operating expenses	**-310**	**-161**	**-149**	**-298**	**+4.0%**
OPERATING PROFIT	**134**	**73**	**61**	**178**	**-24.7%**
Provisions for risks and charges	-6	-5	-1		
Net writedowns of loans	-3	-2	-1		
Total writedowns, write-backs and provisions	**-9**	**-7**	**-2**		
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**125**	**66**	**59**		
Extraordinary income (charge) – net	6	1	5		
Income taxes for the period	-43	-25	-18		
NET PROFIT FOR THE PERIOD	**88**	**42**	**46**		
Minorities	-3	-2	-1		
NET PROFIT	**85**	**40**	**45**		

Revenues

For the first half of the year, total revenues of €444 million were down by 6.7% from the first half of 2002 on a restated basis, with an 11% increase in the second quarter over the first.

Net interest rose modestly in the second quarter due to a decline in charges related to Pioneer debt and the largely unchanged financial income of the private bank, which offset the decline in spreads with increases in average volumes of direct deposits. Service income was down by about 8% from the first half of 2002 on a restated basis as a result of lower assets under management and a substantially less favourable asset mix.

1. The figure for the first half of 2002 was calculated by including precise data for the individual companies making up the Division except for UniCredit Private Banking. For the latter, half of the figure as of December 2002 on a restated basis was used on the basis of operating figures.

The significant increase (11.5%) in the second quarter over the first was attributable to an upturn in assets, as a result of improved performance in financial markets, but primarily to a concentration of sales in products with higher profit margins (bancassurance and hedge funds).

Contributions of the three businesses of the Division to total revenues in the first half of the year can be summarised as follows:

- Private Banking 39% (unchanged from the first half of 2002);
- Asset Management 56% (down slightly);
- Asset Gathering 5% (up by about 2 percentage points).

Operating Expenses

Operating expenses, including amortisation and depreciation of €15 million, totalled €310 million, representing a 4% increase over the prior period on a restated basis.

The rise in operating expenses for both quarters of 2003 was partly due to non-recurring costs incurred by Xelion and UniCredit Private Banking.

The combined effect of lower total revenues and increased operating expenses resulted in an increase in the cost/income ratio of more than 7 percentage points over the first half of 2002 on a restated basis, approaching 70% as at 30 June 2003.

However, this ratio was more than 2 percentage points higher in the second quarter than the first.

PRIVATE BANKING & ASSET MANAGEMENT DIVISION - OPERATING PROFIT


(€ millions)
450
400
350
300
250
200
150
100
50
0
34
442
406
298
310
178
134
Net interest income
Net non-interest income
Operating expenses
Operating profit
1st half 2002
1st half 2003

The Business Environment

During the first half of 2003, the macroeconomic environment in the New Europe countries where the Group has a presence (Poland, Croatia, Bulgaria, Turkey, Czech Republic, Slovakia, Romania and Bosnia) improved moderately, although the effects on the real economy are in some cases not yet evident.

Countries in the region continued to follow the growth trend that took shape at the end of 2002, driven by good domestic demand and foreign trade performance. Poland remains the country with the most limited growth, but it has shown a slight improvement over the prior year.

Despite the slowdown at the international level, New Europe maintained growth rates that were greater on average than those in the euro area.

The process of economic and legislative convergence for the purposes of joining the European Union, as well as the positive results of referendums held in countries that are targeted to join in May 2004, resulted in unchanged or improved ratings in New Europe. On the whole, "country risk" in New Europe continued to decline, with positive effects on the spread with the euro yield curve.

MACROECONOMIC INDICATORS FOR THE MAIN COUNTRIES OF NEW EUROPE WHERE THE GROUP HAS A PRESENCE

	GDP%		Interbank rate (Monthly average)		Exchange rate vs. euro (End of period)	
	2002	2003P	Dec 2002	Jun 2003	Dec 2002	Jun 2003
Poland	1.4	2.4	6.8	5.3	4.0	4.5
Croatia	5.2	4.3	2.2	2.5	7.5	7.5
Bulgaria	4.8	4.5	3.4	2.9	1.95	1.95
Turkey	7.8	4.8	44.6	38.0	1,738,000	1,618,000
Czech Republic	2.0	2.9	2.7	2.4	31.6	31.6
Slovakia	4.4	4.0	6.2	6.3	41.5	41.5
Romania	4.9	4.9	18.8	18.1	35,135	37,660
Bosnia – Herzegovina	3.9	4.7	n.a.	n.a.	1.96	1.96

Poland

The first signs of economic recovery are starting to be seen in Poland. In the first quarter of 2003 gross domestic product (GDP) rose by 2.2%, driven primarily by exports that benefited from the weakness of the zloty against the euro. During the first half of the year, the low inflation rate encouraged the central bank to cut the reference rate six times (from 6.75% to 5.25%), thereby providing a further stimulus to economic recovery. However, the impact on the actual economy has still not been fully felt: in fact, at the beginning of 2003 loans rose modestly while the downward trend of deposits continued partly as a result of the individual preference for alternative forms of saving.

Croatia

Croatia continued to show steady economic growth. The slowdown expected during the first quarter of 2003 was lower than expected due primarily to investment growth. The drop in the inflation rate and limited exchange rate fluctuations contributed to keeping interest rates stable. The strengthening and restructuring of the banking industry continued in the first half of 2003, during which there was an increase in competitive pressure, a slowdown in loan growth (due in part to containment measures imposed by the central bank) and a moderate increase in deposits.

Bulgaria

Growth of the Bulgarian economy remains steady, and is driven by consumption and investments. High personal spending did not translate into increased inflation, which remained at modest levels and in decline at the beginning of the year. The IMF praised Bulgaria for progress made in terms of economic stability and fiscal discipline, and Moody's raised its rating for bonds in foreign currencies. The banking industry continued to grow at a fast pace in terms of both deposits and loans.

Turkey

The Turkish economy grew more than expected at the beginning of the year and was boosted by domestic demand for consumption and investments. The rapid conclusion to the war in Iraq contributed to restoring market confidence in the country with the resulting appreciation of the Turkish lira and the reduction of interest rates. Although the environment is still relatively uncertain, inflation also trended downward from the highs at the beginning of the year. At the same time, reforms to restructure the banking and financial system continued.

Other countries

With regard to the other countries where the Group operates, there was confirmation of positive economic performance and continued progress in the stabilisation and convergence process. Although it is one of the countries with the lowest growth rates in the region, the Czech Republic reported GDP growth for the first quarter that exceeded expectations. The continuing deflationary trend and the delayed recovery of the eurozone economy prompted the Czech central bank to cut rates by 50 basis points during the first six months, thereby laying the groundwork for a further acceleration in economic growth. In Slovakia, GDP growth was 4.1% for the first quarter of 2003, and was boosted by excellent net export performance. Finally, the positive trend in the Romanian economy, driven by consumption and public and private investments, was reaffirmed.

The Strategic Direction and Business of the Division

Nearly four years after the acquisition of Bank Pekao, we see further confirmation of the determining factors that led the Group to launch an investment and expansion programme with the goal of becoming the leading banking group in New Europe (with a population of over 174 million), a region which is considered to be the "second domestic market", with growth prospects greater than those of the EU.

Our strategy was guided in particular by the desire to acquire banks with a significant market share and high growth potential at a reasonable price. This was done with the knowledge of being able to create value for the Group's shareholders by providing the Group's guidance and support to the local bank network and benefiting, at the same time, from future macroeconomic trends of growth, gradual stabilisation and a reduction in risk levels due to the convergence process in the EU. Both these factors were further strengthened at the beginning of 2003, which reinforced the strategic thrust of the Group's expansion into New Europe.

In 2003, the Group, which already has a presence in Poland, Croatia, Bulgaria, Turkey, Slovakia, Romania and Bosnia, further strengthened its presence in the area by acquiring a controlling interest in the commercial bank Zivnostenska Banka in the Czech Republic and the leasing company Demir Romlease in Romania. It also decided to move forward with the rationalisation of its presence in Croatia (through the merger of CR Trieste Banka dd into Zagrebacka Banka) and in Bosnia (with the development of a plan to integrate Universal Banka Sarajevo and Zagrebacka Banka Mostar, which are Zagrebacka subsidiaries), which will further benefit the quality of service offered to customers.

During the first half of 2003 the Group maintained its focus on integrating, restructuring and strengthening the banks it controls directly and the companies owned by them through an intense planning process.

On the commercial side, a strategy of focusing on and growing the most attractive market segments ("Mid Corporate", "Private", "Affluent" and "Small Business") was followed, with the development of specialised service models that are differentiated by segment. For "large corporate" customers, a selective development strategy was favoured, which is focused on countries with attractive profit margins and on commission revenues, while for the "mass market", there was a special emphasis on cross-selling activities and cost controls. These common strategic guidelines were further refined to take into consideration the unique features of individual countries and the different positions of Group banks in their respective reference markets. In particular, for banks that already occupy a leading position in their respective countries (Pekao, Zagrebacka and Bulbank), the focus was on increasing profitability and strengthening existing positions, while for UniBanka, UniCredit Romania, KFS and Zivnostenska Banka, the preferred strategy was for rapid, steady growth in market share through aggressive campaigns to acquire new customers.

In addition, new ventures were launched including:

- the "New Europe Leasing" project aimed at establishing a single centre specialising in leasing in New Europe with the goal of becoming the largest key operator by extending the expertise acquired in Italy by the subsidiary Locat to markets in that area;
- the launch of "Xelion Polska", which is a network of financial consultants, in Poland with the goal of increasing the customer base (especially affluent customers) by generating new long-term growth opportunities for the Group.

Position in region

As a result of its further expansion in 2003, UniCredit is one of the leading groups in New Europe by total assets (€27.7 billion as at 30 June 2003), net profit (€153 million for the first half of 2003) and regional network (nearly 1,300 branches in 8 countries). The New Europe Division contributed 15% of Group revenues and 13% of net profits generating a significant return on investment, which is already over an average of 11.5% after less than four years from the launch of the New Europe project.

Organisational model

In 2003 the effectiveness of the organisational model adopted for managing banks operating in New Europe was confirmed. This model is based on the concept of a network of related commercial banks capable of adjusting to local differences, but leveraging similar strategic guidelines, joint organisational and business models, similar range of products and processes. In keeping with the Group's strategy of creating value for shareholders, this model leverages a matrix-based structure that calls for:

- local independent management teams to oversee the operations, so as to provide commercial flexibility, a focus on customers and high quality service;
- strong Group governance, for the control and management of risks and for guiding future expansion and common initiatives among countries;
- centralised holding company functions devoted to supporting local business and transferring knowledge, including through special project committees and task forces that guide the integration process in various phases, insure the transfer of know-how from the holding company and coordinate the implementation of joint projects;
- multi-location excellence centres and shared services for achieving economies of scope and scale using parallel business models, while preserving efficient and flexible management of features that are unique to each country.

The Division's Activities

In keeping with the organisational model adopted, the staff and branches of the New Europe Division continued to expand in 2003. This Division consists of over 50 employees who are fully dedicated to guiding and supporting the development and restructuring of banks in New Europe in the areas of Planning and Control, Retail, Corporate, Loan Processing, IT and Organisation, Management of Human Resources and Training. By leveraging this structure, the Division directly oversees risk and control functions, and provides continual support for affiliates in New Europe through the management of over 100 task forces in 2003. The task forces focused on projects of a "structural" nature (such as redesigning information systems and the loan process, creating product factories, developing multi-channel distribution systems, creating divisions by segment, reassessing the organisation and processes, etc.), or provided immediate operational support (new product development, production optimisation, improvement of cost efficiency, implementation of planning systems, monitoring, incentive systems, etc.).

In addition to employees of the New Europe Division, about 50 employees seconded to the banks in the

region provide fundamental support. These include the Chief Operating Officer of each New Europe bank working alongside the local CEO.

The Division's Performance

Operating profit

During the first half of 2003, the Division's net profit was €220 million, including the Group portion of €153 million. This was 39.1% higher than the figure reported for the same period of the prior year (at constant exchange rates) and represents a growth trend in 2003. Net profit for the period was €119 million in the second quarter of 2003, which was 18% higher than the prior quarter (€101 million).

NEW EUROPE DIVISION - PROFIT AND LOSS ACCOUNT (at constant exchange rates)

(€ millions)	2003 First half	2003 Q 2	2003 Q 1	First half 2002	Change %
Net interest	531	269	262	547	-2,9%
Dividends and other income from equity investments	-1	2	-3	1	n.s.
Net interest income	**530**	**271**	**259**	**548**	**-3.3%**
Net commission	190	102	88	163	+16.6%
Trading profit (loss)	72	39	33	89	-19.1%
Other net operating income	21	16	5	29	-27.,6%
Net non-interest income	**283**	**157**	**126**	**281**	**+0.7%**
TOTAL REVENUES	**813**	**428**	**385**	**829**	**-1.9%**
Payroll costs	-227	-117	-110	-215	+5.6%
Other administrative costs	-164	-84	-80	-167	-1.8%
Writedowns of intangible and tangible fixed assets	-62	-32	-30	-51	+21.6%
Operating expenses	**- 453**	**-233**	**-220**	**- 433**	**+ 4.6%**
OPERATING PROFIT	**360**	**195**	**165**	**396**	**- 9.1%**
Provisions for risks and charges	-3	-3		-2	+50.0%
Net writedowns of loans	-72	-32	-40	-204	-64.7%
Net writedowns of financial investments	-1	-4	3	-	-
Total writedowns, write-backs and provisions	**-76**	**-39**	**-37**	**-206**	**-63.1%**
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**284**	**156**	**128**	**190**	**+49.5%**
Extraordinary income (charge)	20	5	15	42	-52.4%
Income taxes for the period	-84	-42	-42	-72	+16.7%
NET PROFIT FOR THE PERIOD	**220**	**119**	**101**	**160**	**+37.5%**
Minorities	-67	-33	-34	-50	+34.0%
NET PROFIT	**153**	**86**	**67**	**110**	**+39.1%**

The significant improvement over the prior year was primarily attributable to the lower cost of credit risk, which was negatively affected in 2002 by the occurrence of major critical situations (especially in Poland) that required provisions and writedowns of an exceptional amount.

On the revenue side, the efficient commercial policy of the Division's banks aimed at increasing service revenues (in the first half of 2003 net commissions were up by 16.6% over the same period of the prior year) made it possible to limit the negative impact of the reduction in interest rates. Although net interest income was down by 3.3% (entirely due to a "spread" effect), total revenues were down by only 1.9% to €813 million for the first half of 2003.

The tight cost-control policy adopted by the Division's banks was reflected in the reduction of administrative expenses, which were down by 1.8% from the first half of 2002, confirming the Group's capacity to manage restructuring and growth with a special focus on efficiency while still keeping costs under control.

The increase in payroll costs in the first half of 2003 (up by 5.6% over the same period of the prior year) was partly due to the effect of higher provisions of the variable compensation component as well as the hiring programme for expanding the sales network.

The increase in amortisation and depreciation was due to the start-up of major capital expenditures made by the banks in the past, especially in the area of information systems.

In light of the above, and despite a rising cost/income ratio, the Division's (annualised) ROE was 17%, or 3 percentage points higher than the figure reported for the first half of 2002.

NEW EUROPE DIVISION - PROFIT AND LOSS ACCOUNT (at constant exchange rates)


(€ millions)
600
550
500
450
400
350
300
250
200
150
100
50
0
548
530
281
283
433
453
396
360
206
84
160
220
Net interest income
Net non-interest income
Operating expenses
Operating profit
Extraordinary income (charges)
Total writedowns, write-backs and provisions
Income taxes for the period
Net profit
1st half 2002
1st half 2003

Financial situation

As at 30 June 2003, assets for the Division's banks totalled €27.7 billion while customer deposits and securities in issue totalled €21.0 billion. As at the same date, the ratio of loans to customer deposits was about 58%.

NEW EUROPE DIVISION - ASSETS AND LIABILITIES (At constant exchange rates)

				% change from	
(€ millions)	Jun 03	Dec 02	Jun 02	Dec 02	Jun 02
ASSETS					
Due from customers	12,205	11,833	11,677	31%	45%
Due from to banks	5,596	6,035	5,695	-7.3%	-1.7%
Securities and equity investments	7,808	7,664	7,507	1.9%	4.0%
Other assets	2,081	2,086	2,273	-0.2%	-8.4%
Total Assets	**27,690**	**27,618**	**27,152**	**0.3%**	**2.0%**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Due to customers and securities in issue	21,029	21,135	21,083	-0.5%	-0.3%
Due to banks	2,385	2,545	2,071	-6.3%	15.2%
Other liabilities	1,481	1,181	1,520	25.4%	-2.6%
Shareholders' equity (including minority interest)	2,795	2,757	2,478	1.4%	12.8%
Total Liabilities and shareholders' equity	**27,690**	**27,618**	**27,152**	**0.3%**	**2.0%**

Asset quality

During the first half of 2003, the asset quality of the Division's banks did not change significantly from the figure reported at the end of 2002 in terms of net non-performing loans and in terms of net doubtful loans and non-performing loans (which remained unchanged at approximately 3.5% and 8.9% respectively).

Similarly, the percentage coverage of non-performing loans and doubtful and non-performing loans remained nearly unchanged (at about 80% and 63% respectively).

Changes in Personnel

The major internal reorganisation combined with the natural turnover at individual banks has made it possible to contain payroll costs through the years.

As at 30 June 2003, the Division's banks had a total of approximately 28,300 employees (about 29,100 as at 31 December 2002).

Pekao Group

The Pekao Group had net profit of €114.6 million for the first half of 2003, which was up by 85% over the first half of 2002.

The significant improvement in profitability over the prior year was primarily attributable to the lower cost of credit risk, which was negatively affected in 2002 by significant critical situations that required provisions and writedowns of an exceptional amount. On the revenue side, total revenues were €452.4 million, down by 11.5% due to the reduction in net interest income (down by 18% primarily due to the reduction in interest rates), which was only partially offset by the increase in commission revenues (up by 18% over the first half of 2002). As a result of sales efforts to distribute managed funds and current account packages, in the first half of 2003 service revenues amounted to 40% of total revenues (compared to about 34% for the prior period).

Operating expenses of €255.7 million were up by 5% over 2002. This was largely the result of the start-up of capital expenditures tied to the project to combine information systems. On the other hand, other administrative expenses were nearly unchanged confirming the tight cost-control policy implemented by the Bank. The increase in payroll costs was also modest, benefiting from the continual reduction in the number of employees, totalling 16,900 as at 30 June 2003. In light of the above, the Pekao Group confirmed its status as one of the most efficient banks in the industry as witnessed by the cost/income ratio (56.5%) which was significantly lower than that of its competitors, although higher than past levels. The conservative credit policy adopted by the Bank resulted in the stabilisation of asset quality in the first half of 2003 (the ratio of doubtful and net non-performing loans to total loans was 12.5%).

The percentage coverage of doubtful debts as at 30 June 2003 was up slightly at 62.7% (compared to 62.2% as at 31 December 2002).

In the area of customer deposits, the strong commercial effort to increase assets under management resulted in a significant increase in fund raising that more than offset the 3.5% decline in deposits from December 2002.

ROE (on an annualised basis) rose to 16.4% compared to 9% for the first half of 2002.

PROFIT AND LOSS ACCOUNT (constant exchange rates) (€ millions)	1st half 03	1st half 02
Net interest income	**273.4**	**335.2**
Net commission	105.8	89.3
Other	73.2	86.2
Total revenues	**452.4**	**510.7**
Operating expenses	-255.7	-243.7
Operating profit	**196.7**	**267.0**
Provisions and net writedowns	-53.7	-197.9
Profit before extraordinary items and income tax	**143.0**	**69.1**
Extraordinary income (charge) - net	16.3	33.9
Income taxes for the period	-44.7	-40.9
Net profit for the period	**114.6**	**62.1**

ASSETS AND LIABILITIES (constant exchange rates) (€ millions)	Jun 03	Dec 02	Jun 02
Assets			
Due from customers	5,843	6,237	6,865
Due from banks	1,848	2,044	2,014
Securities and equity investments	5,045	4,728	4,588
Other	1,143	1,132	1,246
Total assets	**13,879**	**14,141**	**14,713**
Liabilities and shareholders' equity			
Due to customers and securities in issue	10,772	11,158	11,472
Due to banks	798	800	928
Other liabilities	793	628	870
Shareholders' equity	1,516	1,555	1,443
Total liabilities and shareholders' equity	**13,879**	**14,141**	**14,713**

STAFF AND BRANCHES	Jun 03	Dec 02	Jun 02
Number of employees	16,917	17,783	18,560
Number of branches	820	832	836

PROFITABILITY RATIOS (%)			
Cost/income ratio	56.5	45.7	47.7
ROE	16.4	12.6	9.0

Zagrebacka Banka

The Zagrebacka Banka Group ended the first half of 2003 with a net profit of €52.5 million corresponding to an annualised ROE of 19.2% and an operating profit of €72.7 million.

This result, which was adjusted for the extraordinary items for the first half of 2002, was about 25% higher than the same period in 2002.

The positive results from ordinary operations for the first half of 2003 were achieved as a result of the growing business focus on revenues and the tight policy to improve efficiency on the cost side implemented by the Bank.

On the revenue side, this result appears even more impressive considering the gradual reduction of spreads between interest rates paid on deposits and those charged on loans from the first half of 2002, caused by growing competition in the industry, and the decline in reference interest rates resulting from the convergence process in the Croatian economy. Despite the slight increase in payroll costs (almost entirely due to the higher charge for variable employee bonuses, which offset the reduction of 78 employees from December 2002) and increase in amortisation and depreciation of fixed assets (resulting from the start-up of past investments in the branch network and information systems), operating expenses (of €95 million) were down by 1% from the first half of 2002, confirming the effectiveness of the cost-control policy adopted by the Group.
As a result of the above, the cost/income ratio was 56.8% (down from 61.9% in 2002).
Asset quality also improved (the ratio of doubtful loans and net non-performing loans to total loans was 4.8% in June 2003 compared to 5.4% in December 2002) due to the excellent performance of recovery efforts, the decrease in credit risk tied to the country's development and the expansion of lending activities.
With provisions and net writedowns of about €9 million, the percentage coverage of doubtful and non-performing loans was about 71%. With regard to volume, the now stronger economic situation in the country and the Bank's satisfactory loan management have made it possible to realign the ratio of loans to customer deposits, which was 65% as at 30 June 2003.

PROFIT AND LOSS ACCOUNT (constant exchange rates) (€ millions)	1st half 03	1st half 02
Net interest income	**119.4**	**97.3**
Net commissions	43.0	44.3
Other	5.8	26.3
Total revenues	**168.2**	**167.9**
Operating expenses	95.5	-95.9
Operating profit	**72.7**	**72.0**
Provisions and net writedowns	-8.5	12.1
Profit before extraordinary items and income tax	**64.2**	**84.1**
Extraordinary income (charge) – net	05	13
Income taxes for the period	-12.2	-16.6
Net profit for the period	**52.5**	**68.8**

ASSETS AND LIABILITIES (constant exchange rates) (€ millions)	Jun 03	Dec 02	Jun 02
Assets			
Due from customers	3,654	3,218	2,719
Due from banks	1,724	1,751	1,565
Securities and equity investments	1,428	1,675	1,500
Other	476	508	524
Total assets	**7,282**	**7,152**	**6,308**
Liabilities and shareholders' equity			
Due to customers and securities in issue	5,656	5,480	5,212
Due to banks	823	883	352
Other liabilities	203	208	198
Shareholders' equity	600	581	546
Total liabilities and shareholders' equity	**7,282**	**7,152**	**6,308**
STAFF AND BRANCHES (number)	**Jun 03**	**Dec 02**	**Jun 02**
Number of employees	5,296	5,374	5,376
Number of branches	186	180	180
PROFITABILITY RATIOS (%)			
Cost/income ratio	56.8	61.9	57.1
ROE	19.2	21.3	28.8

Bulbank

Bulbank continued to make progress in its growth process ending the first half of 2003 with a net profit of €23.4 million, which was up by 22.5% over the first half of 2002. In terms of revenues (totalling €42.6 million in the first half of 2003), the 16.7% increase over the corresponding period of the prior year was due to net interest income (€24.6 million, which was up by 12% despite the persistent reduction in the spread on deposits denominated in US dollars) and service revenues, which were up by 23% over 2002 and now represent about 42% of total revenues.

In terms of expenses, despite the 6.7% increase due to the implementation of the new information system, Bulbank remained the leader in terms of efficiency with a cost/income ratio of 37.6% (a further improvement from 41.1% for the first half of 2002).

The Bank's asset quality remained high with a ratio of doubtful loans and net non-performing loans to total loans of 1.6% as at 30 June 2003 (with a coverage percentage of about 70%)

Based on the above, and despite the bank's high degree of capitalisation, Bulbank's annualised ROE was 20.1% (a further increase over the 2002 level).

PROFIT AND LOSS ACCOUNT (constant exchange rates) (€ millions)	1st half 03	1st half 02
Net interest income	**24.6**	**21.9**
Net commissions	10.2	9.4
Other	7.8	5.2
Total revenues	**42.6**	**36.5**
Operating expenses	-16.0	-15.0
Operating profit	**26.6**	**21.5**
Provisions and net writedowns	1.6	1.9
Profit before extraordinary items and income tax	**28.2**	**23.4**
Extraordinary income (charge) - net		20
Income taxes for the period	-7.2	-6.3
Net profit for the period	**23.4**	**19.1**

ASSETS AND LIABILITIES (constant exchange rates) (€ millions)	Jun 03	Dec 02	Jun 02
Assets			
Due from customers	360	262	195
Due from banks	549	646	630
Securities and equity investments	384	393	410
Other	113	111	96
Total assets	**1,406**	**1,412**	**1,331**
Liabilities and shareholders' equity			
Due to customers and securities in issue	1,060	1,044	973
Due to banks	7	19	21
Other liabilities	83	85	94
Shareholders' equity	256	264	243
Total liabilities and shareholders' equity	1,406	1,412	1,331

STAFF AND BRANCHES (number)	Jun 03	Dec 02	Jun 02
Number of employees	2,062	2,060	2,163
Number of branches	92	91	98

PROFITABILITY RATIOS (%)	Jun 03	Dec 02	Jun 02
Cost/income ratio	37.6	40.2	41.1
ROE	20.1	17.8	17.1

Koç Financial Services

Koç Financial Services (KFS), which was acquired in October 2002, has strong growth and development prospects due to the aggressive development plan adopted by the Bank.

In keeping with these medium and long-term prospects, KFS reported good performance levels for the first half of 2003 with net profit of €41.4 million (corresponding to an annualised ROE of 19.1%), which was more than six times higher than the net profit of the corresponding period of the prior year.

This result was achieved through significant revenue growth (while still limiting the level of risk incurred by the Bank) and tight cost-control policies that made it possible to reduce the cost/income ratio below the 50% threshold (from 66% for the first half of the prior year).

To be specific, the 38% increase in total revenues over June 2002 was due to an increase in net interest income (which benefited from increased volume and a wider spread) and the strong commercial effort in terms of commission revenues (which were up by 59% over the corresponding period of the prior year). Significant efforts were also made in the area of costs, which rose by just 3% (despite inflation of about 30% and an addition of 16 branches to the regional branch network) due to a careful review of administrative expenses and the centralisation of the purchasing function.

Asset quality also improved (the ratio of doubtful loans and net non-performing loans to total loans was 8.3% compared to 9.7% in December 2002) benefiting from the careful, conservative credit policy adopted by the Bank.

The percentage coverage of doubtful and non-performing loans also increased five percentage points from December 2002, to 49%. The country's improved economic situation and the Bank's close management of risks made it possible to increase the ratio of loans to customer deposits to about 63% as at 30 June 2003.

PROFIT AND LOSS ACCOUNT (constant exchange rates) (€ millions)	1st half 03	1st half 02
Net interest income	**163.0**	**125.6**
Net commissions	40.4	25.4
Other	-6.0	-8.2
Total revenues	**197.4**	**142.8**
Operating expenses	-96.8	-93.7
Operating profit	**100.6**	**49.1**
Provisions and net writedowns	-24.0	-30.0
Profit before extraordinary items and income tax	76.6	19.1
Extraordinary income (charge) - net	-1.0	2.2
Income taxes for the period	-34.2	-14.9
Net profit for the period	**41.4**	**6.4**

ASSETS AND LIABILITIES (constant exchange rates) (€ millions)	Jun 03	Dec 02	Jun 02
Assets			
Due from customers	2,074	1,830	1,786
Due from banks	1,300	1,410	1,222
Securities and equity investments	1,246	1,002	1,262
Other	376	370	540
Total assets	**4,996**	**4,612**	**4,810**
Liabilities and shareholders' equity			
Due to customers and securities in issue	3,316	3,040	3,164
Due to banks	796	862	1,002
Other liabilities	408	338	414
Shareholders' equity	476	372	230
Total liabilities and shareholders' equity	**4,996**	**4,612**	**4,810**

STAFF AND BRANCHES (number)	Jun 03	Dec 02	Jun 02
Number of employees	3,564	3,568	3,404
Number of branches	142	134	118

PROFITABILITY RATIOS (%)			
Cost/income ratio	49.0	66.6	65.6
ROE	19.1	1.1	5.7

Zivnostenska Banka

Zivnostenska Banka, which was acquired in February 2003, is the ideal platform for increasing the Group's operations in the Czech Republic due to its geographic presence in the country's largest cities, its strong brand recognition and the complete range of banking services offered to both businesses and high-income retail customers.

In keeping with its strategy to increase market share, which was launched following the acquisition by UniCredit, Zivnostenska Banka has undertaken an ambitious project to expand the branch network (which currently has 28 branches) aimed at nearly doubling geographic coverage by 2004. In the first half of 2003 Zivnostenska Banka reported net profit of €4.4 million, representing a 52% increase over the first half of 2002, due to the increase in revenues while keeping operating expenses under control.

Despite persistent pressures on spread, total revenues actually rose by 10% over 2002 to €22.2 million, while operating expenses, which were subject to tight containment policies, were down by about 3% despite the restructuring and expansion of the branch network that just began.

As a result of the above, the cost/income ratio continued to improve to a level of 76%, compared to 86% in June 2002. ROE (on an annualised basis) of 10% also improved over the figure reported in June 2002.

Asset quality improved, as confirmed by the 80 basis point reduction in the ratio of doubtful loans and net non-performing loans to total loans from December 2002 to 6.5%.

In terms of volume, changes in customer deposits were mainly due to the effect of deposits in foreign currency, which were down due to the devaluation of the dollar.

PROFIT AND LOSS ACCOUNT (constant exchange rates) (€ millions)	1st half 03	1st half 02
Net interest income	**13.3**	**15.6**
Net commissions	4.0	3.8
Other	4.9	0.8
Total revenues	**22.2**	**20.2**
Operating expenses	-16.8	-17.4
Operating profit	**5.4**	**2.8**
Provisions and net writedowns	0.7	-3.2
Profit before extraordinary items and income tax	**6.1**	**-0.4**
Extraordinary income (charge) – net	0.2	3.3
Income taxes for the period	-1.9	0.0
Net profit for the period	**4.4**	**2.9**

ASSETS AND LIABILITIES (constant exchange rates) (€ millions)	Jun 03	Dec 02	Jun 02
Assets			
Due from customers	744	701	654
Due from banks	538	677	680
Securities and equity investments	214	203	200
Other	76	80	85
Total assets	**1,572**	**1,661**	**1,619**
Liabilities and shareholders' equity			
Due to customers and securities in issue	1,182	1,270	1,261
Due to banks	170	251	164
Other liabilities	129	52	107
Shareholders' equity	91	88	87
Total liabilities and shareholders' equity	**1,572**	**1,661**	**1,619**

STAFF AND BRANCHES (number)	Jun 03	Dec 02	Jun 02
Number of employees	814	800	802
Number of branches	28	28	28

PROFITABILITY RATIOS (%)	Jun 03	Dec 02	Jun 02
Cost/income ratio	75.7	86.8	86.1
ROE	10.2	3.7	6.9

UniBanka (formerly Pol'nobanka)

In the first half of 2003 UniBanka posted favourable operating results, with net profit of about €3.6 million representing a 71% increase over the first half of 2002.

Total revenues were up by 13% to about €22 million due to the increase in net interest income (up by 6% despite the drop in spread as a result of the rise in loan and deposit volume), and most importantly, to the increase in commission revenues (up by 95% over the first half of 2002), which now represent about 19% of total revenues, compared to 11% in June 2002. The 11% increase in operating expenses was primarily tied to the project to expand the branch network (13 branches were added since 30 June 2002) and investments in IT aimed at fully upgrading the information systems. With a cost/income ratio of 67%, which is over one percentage point lower than for the first half of 2002, operating profit was approximately €7 million.

In the first half of 2003 the process of writing off and recovering bad and doubtful debts continued. As at 30 June 2003 the ratio of doubtful loans and net non-performing loans to total loans was 7.1%, resulting in a coverage percentage of about 67%.

Based on the above, annualised ROE for the first half of 2003 was 11%.

PROFIT AND LOSS ACCOUNT (constant exchange rates) (€ millions)	1st half 03	1st half 02
Net interest income	**14.9**	**14.1**
Net commissions	4.1	2.1
Other	2.9	3.2
Total revenues	**21.9**	**19.4**
Operating expenses	-14.6	-13.2
Operating profit	7.3	6.2
Provisions and net writedowns	-3.8	-3.4
Profit before extraordinary items and income tax	**3.5**	**2.8**
Extraordinary income (charge) – net	0.1	0.1
Income taxes for the period	0.0	-0.8
Net profit for the period	**3.6**	**2.1**

ASSETS AND LIABILITIES (constant exchange rates) (€ millions)	Jun 03	Dec 02	Jun 02
Assets			
Due from customers	453	441	351
Due from banks	257	191	195
Securities and equity investments	112	160	178
Other	54	55	52
Total assets	**876**	**847**	**776**
Liabilities and shareholders' equity			
Due to customers and securities in issue	627	612	583
Due to banks	140	134	105
Other liabilities	40	36	44
Shareholders' equity	69	65	44
Total liabilities and shareholders' equity	**876**	**847**	**776**

STAFF AND BRANCHES (number)	Jun 03	Dec 02	Jun 02
Number of employees	1,037	1,008	980
Number of branches	66	66	53

PROFITABILITY RATIOS (%)			
Cost/income ratio	66.7	68.6	68.0
ROE	11.0	8.9	10.0

UniCredit Romania

Despite its small size and strong growth efforts, UniCredit Romania reported net profit of €2 million corresponding to ROE of about 25%, due to a tight credit policy and the country's economic growth. This was the result of total revenues of €7.7 million (about 42% of which consisted of commission revenues) and €5.6 million in operating expenses, the amount of which was justified by the major investment that the bank is making to expand the branch network.

Total assets were approximately €136 million, of which approximately 60% consisted of loans to customers. Customer deposits totalled approximately €75 million, and shareholders' equity was about €20 million.

The bank is actively engaged in implementing an aggressive growth programme, and as at 30 June it had about 400 employees.

Changes in Personnel

As at 30 June 2003 UniCredito Italiano Group's banks and companies, which consolidate accounts on a line-by-line basis, had a total of 68,574 employees; this includes 50% of the Turkish Group Koç Finansal Hizmetler, which consolidates using the proportionate method. This represents a decrease of 565 employees from 31 December 2002, on a restated basis.

DIVISIONS	30.06.2003		31.12.2002 restated		
	number	% of total	number	% of total	change
Retail	25,799	37.6%	26,235	37.9%	-436
Corporate Banking	6,072	8.9%	5,856	8.5%	216
Private Banking & Asset Management	3,122	4.6%	2,946	4.3%	176
New Europe	28,346	41.3%	29,154	42.2%	-808
Parent Company and others	5,235	7.6%	4,948	7.1%	287
Total Employees	**68,574**	**100.0%**	**69,139**	**100.0%**	**-565**

The fall in the labour force in the Retail Division (down by 436 employees) was due to measures taken after 31 December 2002 to rationalise staff in the final stages of the S3 project. These measures reduced the size of UniCredit Banca and resulted in a more efficient placement of employees at UniCredit Banca d'Impresa, U.P.A. and the Parent Company, and also translated into further improvements in efficiency at UniCredit Banca with the use of a larger percentage of employees in commercial processes (over 200 new jobs dedicated to small business and business development) and with the continued separation bonuses given to older staff entitled to a pension.

Despite the overall reduction noted above, about 50 new sales-related jobs were created in the Retail Division supporting the initiatives of UniCredit Banca per la Casa and Clarima Banca.

In the Corporate Banking Division, there was an overall increase of 216 employees, largely due to the final stages of taking on the staff (mainly through the further transfer of staff from UniCredit Banca) required for the proper and efficient running of UniCredit Banca d'Impresa.

The increase of 176 employees in the Private Banking & Asset Management Division was due to the set-up, after 31 December 2002, of the sales force of UniCredit Private Banking (which introduced over 60 new jobs dedicated to sales), the expansion of UniCredit Xelion Banca and the increase in asset management operations.

In the New Europe Division, there was a decrease of 808 employees from the restated position as at 31 December 2002 due entirely to the staff separations that were made possible at the Pekao Group following further organisational measures implemented through the application of new structural and management models and the closure of several inefficient branches.

Approximately 300 new sales jobs (over restated figures at the end of 2002) were created at Bulbank, UniBanka and Zivnostenska Banka.

Staff numbers at the remaining Group companies increased by 287, primarily at the Parent Company and the ancillary company, UniCredit Produzioni Accentrate. New staff at the Parent Company was needed to reinforce governance, business and coordination/strategic positions, the Foreign Branch Network and the units in charge of the development and coordination of initiatives in Eastern Europe. Additional staff were hired at UniCredit Produzioni Accentrate to implement the programme to expand services rendered.

It should also be noted that the above increase should largely be seen in relation to the decrease in staff at UniCredit Banca.

Group staff

Innovative and more flexible forms of hiring staff continued in the first half of 2003. Over 52% of new hires at the Group's domestic banks and companies were on the basis of short-term contracts and job-training schemes.

To deal with exceptional situations, requests for temporary employees were made. As at last 30 June, there were about 350 contracts for such workers at all the Group's domestic banks and companies. More than half of these were entered into to meet needs at the ancillary company, UniCredit Produzioni Accentrate.

About 25% of staff at the Group's domestic banks and companies has seniority of less than ten years. This figure rose to 34% for Group banks located in Eastern Europe.

With regard to age, at the Group's domestic banks and companies the "intermediate" bracket between 31 and 50 years of age continues to be the largest (over 69%). The percentage of younger employees (up to 30 years old) stayed at 12-13% despite the gradual increase in the average age of new hires, as recruitment is increasingly focused on people with a higher education. The proportion of young people at the Group's banks in Eastern Europe is even more significant (about 21%) and in line with the lower average seniority at these banks.

The data concerning female employees confirm the Group's on-going focus on women and its objective of making the best use of their talents. In fact, women represent 39% of the labour force at the Group's domestic banks and companies with a high concentration (about 56%) in the bracket of workers up to 30 years of age. Over 23% of senior management staff now consists of women.

At the Group's Eastern European banks female employees were definitely in the majority (over 74%), with 60% working as managers. However, male employees (75%) prevailed in the senior management category.

Finally, with regard to qualifications, about 25% of personnel working at the Group's Italian banks and companies hold a university degree, mostly in economics, banking or law. As for management alone, this percentage rose to 31%. Due to major differences in academic and educational areas, it is not possible to make a meaningful comparison with the breakdown of credentials held by employees at Group banks in Eastern Europe.

Training

Following the start-up of the S3 Project, in the first half of 2003 training began to focus on the division of roles between the Parent Company and segment banks. The Parent Company is responsible for planning (with the agreement of the segment banks) and implementing (directly or through qualified suppliers) managerial training, and training part-time trainers identified by the segment banks, who are responsible for planning and implementing technical and professional training specifically tailored to individual corporate needs.

This led to the launch of significant new training programmes. These included: the certification process launched by UniCredit Banca in collaboration with Bocconi University in Milan (the TradingLab-Bocconi project), training investments made by UniCredit Private Banking for the new position of Staff Assistant, and, last but not least, the major procedural innovations introduced by UniCredit Banca d'Impresa that are shortly to be applied to all branch network positions.

With regard to the other Italian entities in the Group, there was a preference to move slowly by continuing to provide centralised training support for the reorganisations under way.

Significant support was provided by resorting to new technologies that the Group has acquired and the experience gained thus far in the area of e-learning.

The process of establishing the Group's new Corporate University, called "Management and Banking Academy" made it possible to establish the organisational structure and the limitation on participants (about 500), and to launch the first concrete programmes (a training course on leadership and the organisation of single-subject seminars on topical issues, such as new tax laws and Basle 2, to supplement business skills).

The New Europe Division distinguished its training operations with the development of "Reaching Credit Excellence Project – Learning Organization." The goal of this project, among other things, is to improve and coordinate the lending procedures in the various foreign areas where the Group has a presence.

In the first half of 2003, the Group's banks and companies (in Italy and abroad) provided a total of 415,457 hours of training (all subjects included).

Management Development

In 2003, the Young Talents Project was continued. This project was developed in 2000 to attract the best professionals to the Group and to retain high-quality employees in order to optimise intellectual capital. For the people involved, the project is a way of accelerating their professional development for a future management role. This will support the Group's strategic and organisational development by providing a flow of managers who are able to generate and implement business policies that will lead to the success of UniCredito Italiano in the short and long term.

The management of this project is co-ordinated by the Parent Company and shared by Group banks and companies that develop it in their units.

Up to the present, the Young Talents Project has involved about 350 young people with high potential from the Group's companies in Italy and abroad. This is a significant investment for the individuals, their related companies and the Group's future.

Similarly, in March 2003 two new ad hoc training courses were started for about 60 individuals with high potential from the Group's Italian banks and companies and about 60 individuals with high potential from the Group's banks in New Europe. In addition, in the first half of 2003 advanced training courses were planned and implemented for participants that took courses in the project in previous years.

Group Shareholding Plan

In March 2003, a new medium-term incentive programme was launched targeting personnel at the Parent Company and Italian banks and companies controlled directly or indirectly by UniCredito Italiano S.p.A.

The new programme continues along the lines of the "Group Value Enhancement Plan – Global Action Plan" launched in May 2000, which has enjoyed great success in the Group. Thus, during the year the following shares will be allotted free of charge:

- UniCredito Italiano S.p.A. shares to approximately 34,000 Group employees, as a part of a review of the company bonus, in order to strengthen the sense of belonging and give tangible recognition for success achieved;
- UniCredito Italiano S.p.A. shares to about 3,000 middle managers in key positions for achieving corporate results, with the goal of stressing the correlation between the value of individual and company results.

Industrial relations

Based on a long tradition, in the first half of 2003 industrial relations were once again characterised by open and constructive discussion.

Efforts were mainly focused on entering into an agreement to rationalise existing professional/management positions at the six banks absorbed (Rolo Banca, Cariverona, Banca CRT, Cassamarca, CR Trieste and Caritro) and at those governed by the Supplemental Corporate Contract of the absorbing company (i.e., Credito Italiano which was renamed UniCredit Banca) taking into account overlapping duties and the different organisational structures in place at the former banks referenced above, and the customer segmentation processes based on target markets.

Other important events included:

- the determination of procedures to spin-off specialised property companies and the audit company;
- the union agreement signed in June calling for the free allocation of shares to employees.

At the same time, meetings regarding social security and welfare issues continued to be held at a rapid pace.

The environment and safety at work

With the goal of pursuing new growth opportunities and strengthening the framework of a solid Group identity, there was a broader effort to maintain the efficiency of, and to develop oversight and monitoring activities for the integrated environment and safety management system (which was granted ISO 14001 and EMAS certification) and to disseminate it within the Group efficiently, including by launching initiatives to support so-called indirect impacts.

To be specific, the "2002 Environmental Statement" was published, and prevention and protection services were reorganised at the new Group entities resulting from the implementation of the S3 Project.

The UniCredito Italiano Group gives priority to activities focused on capital management and allocation (for both regulatory and operating capital) as a function of risks assumed, for the purpose of expanding the Group's operations in order to create value. These activities are currently in the various phases of Group planning and control and consist of:

- planning and budgeting processes:
  - formulation of the risk propensity proposal and capitalisation objectives;
  - analysis of risks associated with value "drivers" and allocation of capital to Business Units;
  - assignment of risk-adjusted performance objectives;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of financial plan and dividend policy;
- monitoring processes:
  - analysis of performance achieved at the Group and Business Unit level and preparation of management reports for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

In this context, considerable importance is attached to risk control and management activities performed by special areas of Risk Management, which are also responsible for studies aimed at developing internal assessment methodologies at the level of best international practices.

The process described is coordinated by the Parent Company, which supervises all risks assumed by individual Group entities; it assists them in establishing strategies for monitoring the risks in order to make sure that uniform methods are used. This means proposing and verifying the measurement methods used by the Group's companies and monitoring compliance with existing limits at the individual and consolidated level.

Within the Parent Company, Risk Management duties are assigned to:

- the Operational Risk Management (ORM) unit of the Administration Department, which monitors operating risks;
- The Credit Strategy and Policies (SPC) unit of Credits (the Group division), which monitors credit risk;
- the Capital Allocation & Risk Management (CARM) unit of the Planning and Finance Department, which oversees market, exchange rate and liquidity risks and combines all risk categories in order to measure the Group's overall exposure for the purposes of managing operating and regulatory capital levels.

The Basle 2 Project

The proposed regulations known as Basle 2 not only require compliance, but are seen as an opportunity to increase the value generated for the Group's shareholders. Thus, improving the capacity to manage risk at the level of individual companies and the Group is an essential strategic decision.

For this reason, at the beginning of 2003, UniCredito Italiano launched a project aimed at combining Risk Management activities, business opportunities and the regulatory aspects of Basle 2 (calculation of capital requirements using the Advanced IRB method for credit risk and AMA for operating risks).

The project is broken down into 5 sections (credit risk, operating risks, market risk, risk integration, and commercial policies and strategies) coordinated by the Planning and Finance Department. Project sponsors and owners are the Group's senior management, while Project Management is assigned to the Planning and Finance Department. However, all Parent Company structures are involved in the project with various duties and responsibilities.

Credits is responsible for the Credit Risk Section of the Basle 2 project, which is coordinated by the Credit Strategies and Policies unit. UniCredito Italiano's goal is to achieve compliance on about 80% of the activities affected by credit risk at the time Basle 2 goes into effect (1/1/2007), and to subsequently achieve 100% coverage for significant assets by the end of the transition period (1/1/2010).

The Planning and Finance Department is responsible for the sections on Market Risk and Risk Integration, which are coordinated by the Capital Allocation and Risk Management unit. The goal of the Market Risk section is to complete the application of the internal model to all Group companies and to achieve recognition of the model by the Bank of Italy. The Risk Integration section has the mission of developing the quantitative model for measuring overall risk including financial credit risks, operating risks and other types of risk.

The objective of the Operating Risk section is to develop a model for managing and measuring these risks, which is in line with the requirements set for advanced models (AMA) of the New Basle Capital Accord.

Credit risk

The management of credit risk, defined as the likelihood that the credit standing of a counterparty will deteriorate, is carried out by Credits and is based on the principle of a clear separation between business responsibilities (covered by business areas) and functions that are strictly credit related. Credits is in charge of updating methodologies developed and insuring that they are properly implemented at all Group banks. This function has been facilitated by the creation of the three segment banks for relationships with corporate, retail and private customers.

Credit quality is monitored by managing the specific risk of the counterparty as well as portfolio risk.

With regard to the specific risk component, i.e. that associated with individual borrowers, the focus of approaches and tools used to support loan operations during the loan approval phase and the management phase of the outstanding loan is to assign a succinct, standardised assessment in the form of a rating for each customer.

To this end, once the customer has been assigned to the appropriate internal segment, the loan being approved is subject to an assessment of credit standing with a high added value, which is differentiated by customer type.

To be specific, loans are made to corporate customers following a process involving the analysis of operating, balance sheet and projected cash flow figures; this analysis is combined with qualitative information on the company and the market in which it operates (e.g. the assessment of management, competitive position, sector performance and environmental factors). This information is accessible in electronic format, and is aimed at improving the credit assessment process. All information is statistically summarised in an internal rating that takes quantitative and qualitative assessment elements into account, as well as performance information taken from management "scoring" procedures, described below, for existing customers, or from the Risk Information Centre for new customers.

Models reflecting the specific characteristics of the countries in which the Foreign Bank branches are situated have been assessed for their Corporate customers; these take into account the elements of quantitative and qualitative analyses mentioned earlier, as well as the risk of a country that does not allow payments in foreign currency (transfer risk) and the support of the member group.

For companies classified as Small Businesses, an automatic assessment process is carried out using a special algorithm, which, with the use of a scoring grid broken down by type of legal entity and type of accounting, assigns a rating for the approval of the credit facility.

Regular relationship monitoring was implemented through the introduction of a process called "Performance Management". This process provides monthly monitoring of those relationships classed as "Businesses" and "Small Businesses". Management scoring algorithms, which are differentiated by customer segment, predict and analyse a number of data selected by the Bank in order to identify, with sufficient lead-time, those relationships that demonstrate symptoms of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the network must adhere to, and which are monitored centrally using an ad hoc application.

A loan scoring system is used for individual customers. This system is differentiated by type of loan (mortgages, personal loans and revolving credit cards), and is based on a qualitative and quantitative analysis. A performance monitoring scoring system is being designed by product type that is capable of insuring total risk monitoring for individual customers.

With regard to (Italian and foreign) banking counterparties, a credit rating model was completed. This makes it possible to estimate the likelihood of a default consistent with all other portfolio segments, as well as improve the current internal rating system in order to determine a theoretical reliability ceiling for these banking counterparties based on the actual risk measured in terms of expected loss and operating capital. During the final decision, the rating is further reviewed by using an "environmental module" that assesses the degree to which the banking counterparty takes environmental factors into account in its policies.

As for the Group's New Europe banks, special task forces, combining resources from UniCredito Italiano and its subsidiaries, were set up with the purpose of harmonising organisational structures, processes and credit instruments already adopted by the Group in Italy. The restructuring of Credits was reviewed, and human resources from the Parent Company were assigned to key places in the credit organisation of several banks. The Parent Company has also approved a more complex plan for Credit Corporate Governance for the management of large exposure, bank and country risk, credit policies and reporting instruments. This plan is being adopted and implemented at the New Europe banks.

During the year a major process was launched to audit the credit organisation within banks in New Europe called "Reaching Credit Excellence". Within Credits, this project is being handled by the New Europe Credits unit whose mission is to transfer to those banks the best practices developed at UniCredito Italiano in terms of credit methodology, instruments and processes. In order to make these innovations more effective, an intensive training programme (Credit Learning Organisation) was launched in collaboration with the Human Resources Department of the Parent Company and the New Europe banks.

An internal rating system for corporate customers, designed on the basis of Group requirements, was implemented for Bank Pekao, Bulbank and Unibanka, and is being extended to the other New Europe banks.

For mass-market customers, a mandatory loan approval system was implemented at Bank Pekao and will gradually be extended to the Group's other New Europe banks. It was developed using the same approach as the system used in Italy. This system is being implemented at Bank Pekao to assess the credit rating of Small Business customers. The "performance management" process for corporate customers is currently being developed at Zagrebacka Banka and Koç Bank, and by next year will be extended to all other New Europe banks.

Finally, portfolio risk is monitored using a Credit Risk Management model developed internally; this is based on the "Credit Risk +" approach and implemented to take into account portfolio focus and sector correlations, transfer risk, remaining loan maturities and counterparty risk for OTC derivatives.

Country risk

Country risk is managed by determining appropriate commercial and financial "maximum operating levels of risk" that can be assumed by companies belonging to the UniCredito Italiano Group with respect to banks, government entities, financial institutions and companies residing in or related to the country.

The method for analysing the risk profile of a specific country was implemented, and is now based on quantitative criteria. This takes the form of a "scoring" model (Country Credit Scoring Model – CCS) and is based on standard criteria applicable to all countries considered to be at risk; it summarises and analyses the main macroeconomic indicators for the country under consideration, its political and economic situation, any ratings assigned by international agencies and national bank

examiners (Bank of Italy, SACE), and the market perception of risk (changes in yields on government or similar securities).

The main objective of the model is to identify the maximum overall potential risk that the UniCredito Italiano Group may assume with respect to each individual country, within which the maximum operating levels of risk noted above are subsequently approved.

In addition to determining the potential maximum risk level, which is defined as the "maximum theoretical ceiling of assumable risk," the CCS model also makes it possible to constantly monitor the degree of a country's solvency and to make projections on risk trends, including over the medium and long term.

All elements that contribute to the development of the CCS model are updated automatically using databases supplied by leading specialised companies making it possible to monitor in a timely manner the country risk profile and the related likelihood of default.

Financial risks

Financial risks consist of the risk of incurring value fluctuations in the bank's positions, which are associated with unexpected changes in prices and market factors. For the UniCredito Italiano Group, financial risks are associated with all of its positions resulting from trading operations (trading book), as well as commercial operations and strategic investment decisions (banking book).

Organisational structure

The Parent Company's Board of Directors establishes strategic guidelines for assuming market risk by defining capital allocation for the Parent Company and its subsidiaries as a function of the propensity for risk and to create value in proportion to risks assumed. In addition, the Board of Directors approves operating limits for the Parent Company.

The Risk Committee has consulting and advisory functions for the purposes of decisions made by the Managing Director/CEO or the definition of proposals of the Managing Director/CEO to the Executive Committee or Board of Directors for:

- the determination of Group risk policies (identified and managed risks, propensity for risk, capital allocation targets and structure of limits by type of risk, allocation of related functional responsibilities to appropriate Departments and Divisions);
- the determination of corrective action to stabilise the Group's risk positions.

The Committee is made up of the Managing Director/CEO, Division Heads, and Heads of the Planning and Finance, Administration and Credit Departments.
The Managing Director/CEO serves as the chairman of the committee. If the Managing Director/CEO is absent, the Head of the Planning and Finance Department acts as chairman of the committee.

The Parent Company's Market Risk Management unit (CARM unit) insures that the models and tools for measuring Group risks are standardised, and that the processes for market risk monitoring and management applied by subsidiaries are consistent and uniform.

The Risk Management area is responsible for measuring and controlling risks for individual companies and at the consolidated level in order to monitor overall exposure. Each individual company, through its specific risk control areas, is directly responsible for controlling risks assumed using the guidelines set by the Parent Company.

In addition, the Parent Company's Risk Management unit proposes limits and investment policy for the Group and its entities in keeping with the capital allocation process and budget.

Methods and metrics

The tool used by the UniCredito Italiano Group to measure the market risk of trading positions is Value at Risk (VaR), which is calculated using the historical simulation approach.

This model sets out the daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. The parameters used to calculate VaR are as follows: observation period of 1 year; confidence interval of 99%; time horizon of 1 day; daily updating of time series.

The consideration of a one-day time horizon allows for an immediate comparison with profits/losses generated.

The methodology used makes it possible to use a flexible approach to monitor a broad group of risks (delta; gamma – for products with a non-linear profile; vega – over the entire volatility curve; rho – due to the discount rate) and provides accurate calculations of volatility and correlations.

For banking book positions, UniCredito Italiano uses Sensitivity Analysis and Gap Liquidity Analysis methodologies.

Sensitivity analysis makes it possible to measure the variation in the value of positions on the basis of pre-established shocks to the yield curve (through parallel and non-parallel shifts). In general, a parallel shift of 100 bps. for all time periods of the curve is considered.

The purpose of the analysis is to assess the impact of rate shock on net interest income for the current period by taking into consideration different assumptions on the elasticity of on-demand entries.

Gap Liquidity Analysis provides the liquidity position for each time bucket on a precise, cumulative basis.

The analyses described are differentiated by currency.

The financial risks of trading activities

These are the risks resulting from positions taken for trading purposes by the Group's centres that specialise in the assumption of market risk, within the limits and authorities assigned.
Thus, these risks are associated with positions generated by transactions involving fixed-rate securities and equities, exchange rates, derivatives and money market instruments.

With regard to the Parent Company, for the first half of 2003, the average daily combined VaR (including all positions described) was €3.91 million with a high VaR of €5.0 million and a low of €2.35 million. The portion of the portfolio related to securities and derivatives transactions had an average VaR of €3.84 million, with a high of €5.78 million and a low of €2.50 million.

The average daily VaR for UBM's trading and market-making activities for the first half of 2003 was €3.85 million, with a high usage of €5.46 million and a low of €2.45 million. The average daily VaR for Trading Lab Banca S.p.A. was approximately €2.73 million with a high usage of about €3.96 million and a low usage of about €1.81 million, which was still within the €6 million limit.

As for the banks in New Europe Division, Bank Pekao SA, Bulbank and Unibanka, Zagrebacka, UniCredit Romania, Koçbank and Zivnostenska adopted the VaR calculation methodology based on historical simulation in keeping with the market risk monitoring procedures defined by the Group and in accordance with current regulations, instructions from the respective central banks and Investment Policies approved for each bank. With the daily cooperation of the local Risk Management units, the Parent Company's Risk Management unit combines VaR for market risk and considers the positive effect of diversification over mere risk summation.

Average six-month VaR was about €1.5 million with a low of €700,000 and a high of €2.8 million. The bank that contributed the most to VaR was Bank Pekao with a marginal weighting of about 53% of total VaR. This is because it is the bank that has the largest trading portfolio.

Banking book financial risks and asset and liability management

One of the tools that the Parent Company's Planning and Finance Department uses to control financial risks is the Asset and Liability Operating Management system (ALMO) for managing interest rate and liquidity risk on a daily basis for UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, Clarima and UniCredit Banca per la Casa.

In addition to operating management, the Planning and Finance Department controls interest rate and liquidity risk by using Liquidity Analysis and Gap Analysis models respectively on a monthly basis (for Italian companies) and quarterly (for foreign companies) and produces analyses and information on:

- changes in deposits and loans, through which it is possible to assess how capital and deposits over the short, medium and long term are being used to fund loans broken down by various maturities showing the potential impact on net interest income from changes in the reference interest rate curves;
- the liquidity position providing, on the basis of the time intervals set by the Bank of Italy, inflows and outflows of liquidity, and calculating the related liquidity gaps and liquidity ratios.

The average sensitivity figure for Italian banks for the first half of 2003 was €55 million (low of €15 million and high of €87 million) and €189 million (low of €122 million and high of €256 million) at the consolidated level.

Operating risk

Planning in the area of controlling operating risk, defined as "the risk of losses due to errors, or shortcomings of employees, systems or processes, or as a result of external events", falls under the responsibility of the Parent Company's Operational Risk Management unit (Administration Department). The planning activity involves encouraging within the Group a culture for managing, preventing and mitigating operating risks shared among the various Units. It also allows for the development and implementation of qualitative and quantitative models for identifying, monitoring, measuring and controlling operating risks, and co-ordinating the collection of data and information related to these activities.

In order to comply with the provisions of the New Basle Capital Accord (BIS2), UniCredito Italiano launched a project that addresses aspects related to models, processes, systems and training by involving each Group company and the appropriate positions. The goal of the project is to improve the efficiency of risk management processes in order to provide better management of incentives for creating value and risk management.

In all Group companies, reference points have been identified for operating risks to support the Parent Company in the development and implementation of the system for monitoring and managing these risks. In keeping with the provisions of BIS2 (Pillar One), UniCredito Italiano developed a model for the calculation of consolidated capital at risk for operating risks and for organisational units based on business areas and the type of loss event. The model calls for the analysis of frequency and severity, integration with external data, and the use of convolution techniques and correlations between types of events.

UniCredito Italiano also participates in the interbank working group on Operating Risks coordinated by the Italian Banking Association, and in the DIPO consortium developed in this group.

A periodic reporting system was developed for senior management for the systematic and structured collection of loss data.

An Operational Risk Management application, which is accessible to all Group companies, is being developed to support the collection of data, the production of reports and the calculation of capital at risk.

The Group can now rely on the experience of several companies that have been active in operating risk management for some time. The Parent Company, Pioneer, UniCredit Banca Mobiliare, TradingLab and UniCredit Produzioni Accentrate are engaged in efforts involving systems, processes,

organisational structure and human resources aimed at monitoring and mitigating the most critical and/or least managed risks.

The Group's Italian companies are engaged in the collection of relevant information for internal purposes and for reporting to the appropriate unit of the Parent Company. Efforts to encourage a culture of preventing and managing operating risks were also initiated in the banks of the New Europe Division, where the reporting of significant information has begun.

Risk integration

Integrating different types of risk makes it possible to quantify overall risk exposure assumed by individual companies and the Group in the performance of their activities.

Thus, the measurement of integrated risks takes into consideration all risks assumed including any benefits derived from the diversification of the various types of risks analysed.

In addition to financial, operating and credit risks, the integration process also applies to business risk resulting from the volatility of service income and costs.

The need to obtain a measurement of integrated risk is twofold and based on the desire to:
- reach a better and more concrete knowledge of actual risk incurred for active capital management;
- be prepared for the application of the principles underlying Pillar Two of the New Basle Accords.

The CARM organisational unit of the Parent Company's Planning and Finance Department is developing a quantitative model for measuring integrated risk, and, with the support and collaboration of the Parent Company's Credit Risk Management area (Credit Strategy and Policies within Credits), it has already produced the first results, of a purely experimental nature, that integrate financial risks with credit risk. These results produced a range of savings of operating capital from 4% to 7% applying to 80% of the Group with respect to the simple total.

Capital Management

The purpose of the Capital Management area is to define the target level of capitalisation for the Group and its companies in keeping with regulatory restrictions and the propensity for risk.

This area allocates capital to the Group's business areas by assigning performance goals adjusted for risk for the purposes of creating value for shareholders, and also by defining the return expected by shareholders (cost of capital).

In the active management of capital, the Capital Management unit prepares the financial plan and monitors capital ratios for regulatory purposes on a monthly basis and anticipates the appropriate steps required to achieve its goals.

In its operations, the Capital Management unit controls the Bank of Italy Tier 1 ratio and Total Capital ratio to meet regulatory requirements. However, for management purposes and for the new monitoring required by the regulatory authorities, the indicator with the greatest importance is the Core Tier 1 ratio resulting from the ratio of Tier 1, in the strict sense (core equity excluding preference shares), to risk-weighted assets for credit and market risk and securitisation transactions (tranche equity).

For the current year, the UniCredito Group has set for itself a target Core Tier 1 ratio of 6.5%, which is in line with major international banking groups with the same credit standing (an AA- rating by S&P). The level of capitalisation defined is to cover financial, credit, operating and business risks. As at 30 June 2003, this target was easily met with a ratio of 7.07%.

CAPITAL RATIOS	30.06.2003	31.12.2002	30.06.2002
Capital for regulatory purposes (€ millions)			
Tier 1 capital	11,137	10,776	10,597
- of which, preference shares	*934*	*969*	*991*
Tier 2 capital	5,174	5,301	5,573
Items to be deducted	-442	-507	-363
Total capital	**15,869**	**15,570**	**15,807**
Risk-weighted assets (€ millions)			
Credit risk	122,275	116,034	121,374
Market risk	20,130	17,583	16,686
Other prudential requirements	2,007	2,329	2,439
Total risk-weighted assets	**144,412**	**135,946**	**140,499**
Capital ratios [1] (%)			
Tier 1 capital/Credit risk-weighted assets	9.11	9.29	8.73
Tier 1 capital/Total risk-weighted assets	7.71	7.93	7.54
Core capital/Total risk-weighted assets	7.07	7.21	6.84
Total capital/Total risk-weighted assets [2]	11.40	11.89	11.68
Capital surplus over minimum requirement (2) (€ millions)	**4,916**	**5,294**	**5,166**

1. Restated data not available. Core capital is equal to Tier 1 capital excluding preference shares.
2. Taking into account third-tier subordinated debt of e600 million to cover market risks.

Shares and Shareholders

As at 30 June 2003, the Bank's capital stock totalled €3,148,070,110.00 and was made up of 6,296,140,220 shares of €0.50 each, including 6,274,433,668 common shares and 21,706,552 savings shares.

As at that date, the Shareholders' Register showed the following:

- There were approximately 222,000 shareholders;
- Resident shareholders held approximately 61% of capital and foreign shareholders the remaining 39%;
- Institutional investors on the whole held over 46% of ordinary capital stock.

As at the same date, the main shareholders were as follows:

MAIN SHAREHOLDERS	shares held [1]
1. Fondazione Cassa di Risparmio di Torino	10.751%
2. Fondazione C.R. Verona, Vicenza, Belluno e Ancona	7.245%
is also indicated as holding shares as security amounting to:	3.148%
3. Carimonte Holding S.p.A.	7.100%
4. Riunione Adriatica di Sicurtà S.p.A.	4.901%
5. Fondazione Cassamarca C.R. della Marca Trevigiana	2.154%

1. As a percentage of common stock.

Note: The Articles of Association set a limit on voting rights of 5% of capital.

Group Reorganisation

The S3 Project

In January of this year, the third and final phase of the "S3 Project" was concluded, which led to the transformation of the Group's seven commercial banks in Italy (Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Credito Italiano and Rolo Banca 1473) into three new domestic banks specialised by customer segment (retail, corporate and private banking).

The Group's new organisational model was thus implemented with a conversion from a federal structure to a divisional structure by customer segment. Among other things, this involved the modification of UniCredito Italiano's organisational structure, which was organised into Divisions, to which all Business Units whose operations primarily involve a specific customer segment were assigned.

In fact, on 1 January 2003 the partial spin-off from UniCredit Banca S.p.A. (retail segment) took effect (with share capital of €1,849,400,000, which was later increased to €1,901,044,231) to two new banks named UniCredit Banca d'Impresa (corporate segment), and UniCredit Private Banking, (high net worth individual customers segment), which have share capital of €3,671,300,000 and €236,300,000 respectively.

The partial spin-off involved the following:

- The transfer to UniCredit Banca d'Impresa of the business segment consisting of the assets, liabilities, rights, obligations and, in general, all substantive legal situations concerning the relationships classified as "corporate," since they are maintained with customers consisting primarily of private and government businesses and government agencies whose size, corporate structure and organisational behaviour imply a need for services and assistance specialised by business activity.
- The transfer to UniCredit Private Banking of the business segment consisting of the assets, liabilities, rights, obligations and, in general, all substantive legal situations concerning the relationships classified as "private" since they are maintained primarily with high net-worth individuals and with non-commercial or production agencies and organisations with needs comparable to those of individual customers with similar available funds, who require products and services for managing their assets along with highly qualified advisory capabilities.

As a result of the corporate transactions that led to the creation of three segment banks (to which, among other things, the product and service companies were assigned that are instrumental in developing their respective businesses), the UniCredito Italiano Group has taken on a new corporate structure.

In fact, all previously owned strategic and core equity investments and those whose operations are complementary with the Group fall directly under UniCredito Italiano. Added to these, as a result of the merger, are all equity investments previously held by the absorbed banks, including, in particular, the two specialised banks - Banca Mediocredito and UniCredito Gestione Crediti S.p.A. – Banca per la Gestione dei Crediti (the new name of Mediovenezie Banca) – and minority interests in businesses that are complementary to their operations in the area.

On the other hand, only product and service companies (some of which are already directly held by the Parent Company, while others are the result of bank mergers), which perform an activity that is essential for the business development of the segment banks, were transferred to the segment banks. The purpose of this was to optimise the quality and depth of the range of products as well as operating efficiency.

Another aspect of the partial spin-off noted above, which took effect on 1 January 2003, was the partial spin-off of the business segment made up of the financial consultants of UniCredit Banca S.p.A to UniCredit Xelion Banca S.p.A. (which was authorised to conduct banking operations on 1 June 2002), the multi-channel bank of the UniCredit Group dedicated to offering products through financial consultants.

The purpose of this transaction was to satisfy the Group's desire to leverage the financial consultant network within UniCredit Banca, inherited from the former Credito Italiano, to strengthen Xelion.

In addition, after the merger by absorption of ONBanca into UniCredito Italiano effective 31

December 2002, ONBanca's previously absorbed network of financial consultants was transferred by UniCredit to Xelion Banca effective 2 January 2003.

Following these transactions, Xelion has a significant financial consultant network that will allow it to strengthen its market position and to compete with the largest competitors in the sector.

Group reorganisation after S3...

After the S3 Project was finalised, it was necessary to rationalise several of the Group's equity investments and assets in order to eliminate overlapping items, focusing businesses according to the new divisional and segment model, and pursuing greater synergies and cost savings. In this context, the Board of Directors of UniCredito Italiano, at its meeting of last 13 March, approved a comprehensive plan of measures to achieve the goals noted above.

To be specific, planned rationalisation measures include:

... in Asset Management

- the concentration into Pioneer Investment Management SGR ("PIM") – the Group's management company – through a merger by absorption, of fund promotional activities performed by UniCredit Fondi in order to generate cost synergies and increase the focus on this activity;
- the rationalisation of Luxembourg companies operating in the sectors of asset management and assets under management by centralising the activities performed by the companies into a single entity. Pioneer Institutional Investment Management SA was identified as the company in which the activities currently performed by Pioneer Investment Management SA and UniCredit Capital Italia Advisory Company SA ("UCIAC") will be centralised. Upon completion of the project, the latter companies will be liquidated. In this manner, PIIM SA (renamed Pioneer Asset Management SA) will serve as the centre for fund promotional activities targeting retail and institutional customers, as well as for the advisory activities under the current advisory agreement between UCIAC and the Capital Italia fund.

... in Retail

- the rationalisation of consumer credit activities performed by Clarima Bank and the mortgage lending activities for home purchases performed by Adalya Bank, which was renamed UniCredit Banca per la Casa. To be specific, with regard to the subsidiary Clarima Banca, on the one hand, the entire equity investment (100%) held directly by UniCredito Italiano was transferred to UniCredit Banca to provide more efficient coordination. On the other hand, in order to expand the product offerings of Clarima Banca, which specialises in the entire range of consumer credit products (revolving credit cards, personal loans, special-purpose loans, etc.), the consumer credit division is to be transferred by UniCredit Banca to Clarima.
- With regard to Adalya Banca, its direct parent company, UniCredit Banca, is to transfer to Adalya the medium term loan and mortgage division. These loans are mostly grouped under the "Tecnocasa Agreement" and are the result of a multi-year collaborative business relationship with the Tecnocasa group.

Reorganisation of the Group's Property Holdings

The significant size of the Group's property holdings induced the UniCredito Italiano group to develop a comprehensive strategy to maximise the value generated by these holdings, and to enhance specialist property capabilities in order to support the core business through the organisational and procedural optimisation of this area.

Since, upon the completion of the S3 Project, the property holdings in question were concentrated at the Parent Company (UniCredito Italiano) and UniCredit Banca, in order to achieve these goals, it was deemed appropriate to create two property companies at the Group level where, with the appropriate corporate transactions, the divisions of the above companies related to strategic and non-strategic properties respectively would be centralised.

The completion of the project in question will allow Group companies to continue using properties instrumental in carrying out their duties and minimising costs for managing property holdings due to the ability to gradually rationalise the structures dedicated to administering these properties.

With regard to the corporate procedures used to implement the project concerned, two property companies were formed, called UniCredit Real Estate S.p.A. and Cordusio Immobiliare S.p.A., in order to take the following measures in two consecutive phases:

- The transfer, by UniCredito Italiano to the property companies noted above, of the divisions made up largely of its strategic and non-strategic properties;
- The spin-off, by UniCredit Banca S.p.A. to the same property companies noted above, of the divisions made up largely of its strategic and non-strategic properties;

The transfer transaction was finalised on 27 March 2003 with the signing, by UniCredito Italiano as transferor, of the transfer deeds conveying the properties to:

- UniCredit Real Estate S.p.A., for the division made up of strategic properties, upon release of a capital increase of €8,424,647;
- Cordusio Immobiliare S.p.A., for the division made up of non-strategic properties, upon release of a capital increase of €225,990,450;

In the month of June, but with effect from 1 July 2003, the second phase of the project to reorganise the Group's property holdings was completed through the partial spin-off of the property division owned by UniCredit Banca S.p.A., which was also made up of strategic and non-strategic properties. The properties were transferred respectively to UniCredit Real Estate, which increased its capital by €2,114,996, and Cordusio Immobiliare, which increased its capital by €37,975,080.

Reorganisation of audit activities

As already mentioned, the Group's reorganisation, upon the completion of the S3 Project, identified opportunities for reorganising control functions that gradually may involve all Group companies, leaving unchanged the responsibilities of the administrative bodies of these companies.

The goals of the reorganisation can be summarised as follows:

- maximising the independence of individual audit areas and the qualitative level of controls;
- expanding and developing suitable professional positions dedicated to the activities in question;
- making available information regarding inter-area processes that involve the company;
- maintaining a clear separation between controls and auditing (so-called third-level controls) functions of Group companies and Group controls.

In order to launch the project, once the company called UniCredit Audit S.p.A. (wholly owned by UniCredito Italiano) was established in December 2002, the process was begun for the partial spin-off of the division of organisational activities devoted to the audit function, which were left under UniCredit Banca S.p.A. upon the completion of the S3 Project noted above, to UniCredit Audit.

To this end, in conjunction with the aforementioned spin-off of the property holdings, the spin-off was implemented, which was also effective on 1 July 2003, resulting in a capital increase of €1,000 for UniCredit Audit.

Subsequent Events and Outlook

Subsequent Events

Public offer for Locat shares

In July, UniCredito Italiano, which holds a controlling interest in Locat S.p.A. (87.94% as at 30 June), launched a public offer for the shares it does not own at a price of €0.90 each. The offer, which was aimed at delisting Locat shares, was concluded on 5 August with acceptances received from holders of unrestricted shares representing 7.421% of share capital stock, and involved a disbursement of €36.5 million (upon the conclusion of the offer, UniCredito Italiano held a 94.782% stake in Locat). In relation to the above, UniCredito Italiano will organise a public offer for the remaining shares of the company.

ING

On 21 July, UniCredito Italiano signed an agreement with ING Groep N.V. as a part of a competitive auction to purchase, subject to the authorisations of the appropriate authorities, a direct controlling interest (100%) in ING Sviluppo Finanziaria S.p.A., the holding company that owns a controlling interest in several companies including ING Sviluppo Investimenti SIM, a company operating in the asset gathering sector with approximately 750 financial consultants, and the retail and private banking activities of ING Bank N.V.

ING Sviluppo currently has a network of about 750 financial consultants with assets under management of about €3.6 billion and about 150,000 customers, and with the support of 100 financial stores. In addition to financial consultants, ING has a network of about 280 life insurance advisors and a network of professionals devoted to the sale of pension funds to small and medium-sized businesses. The acquisition also includes a management company (ING Investment Management Italia SGR S.p.A.) and an active trust company. The acquisition will involve a disbursement of €100 million.

The network of financial consultants and life insurance advisors will fall under UniCredit Xelion Banca S.p.A. ("Xelion"), the bank in the UniCredit Group that operates in the asset gathering sector.

Based on figures for 30 June 2003, Xelion has over 1,600 financial consultants with total assets under management of €5.9 billion and over 240,000 customers.

The acquisition of ING Sviluppo, which follows the acquisition of OnBanca in 2002, is a part of the growth strategy of the UniCredit Group in the asset management sector. Following the acquisition of ING Sviluppo, Xelion will have over 2,500 professionals with assets under management of about €9.5 billion and about 390,000 customers making it one of the top 5 financial consultant networks in Italy.

IKB

As a part of an agreement with the German bank IKB Deutsche IndustrieBank AG regarding several business areas and focused on the corporate market, in July UniCredito Italiano acquired a 0.3% interest in IKB with a disbursement of €4.5 million (this stake will gradually be increased to 2% with a further disbursement of about €22 million). In August, UBM and IKB International also founded IKB CorporateLab SA in Luxembourg, a joint venture with equal ownership and initial capital of €10,000,000.00. Its corporate purpose is to market financial risk management solutions to medium and large corporate customers in Germany.

TLX

In August CONSOB authorised TLX S.p.A. to operate the regulated TLX market. The regulations and instructions for the new regulated market are available at the site www.eurotlx.com. The goal of the TLX market is to satisfy the investment needs of individual investors. The market will make it possible to trade a broad range of financial instruments with a high degree of transparency on prices and pre- and post-trading information. Liquidity for the instruments will be provided by an ongoing competitive auction mechanism and by the existence of at least one market maker during the market's hours of operation.

The start-up of operations is scheduled for September 2003.

TLX S.p.A. will continue to manage an Organised Exchange System where financial instruments of foreign issuers, such as equities and eurobonds, will be traded with the same degree of liquidity and transparency.

Edipower

In September UniCredito Italiano agreed to an increase in the capital stock of Edipower. Its applicable share was €100 million out of a total increase of about €1 billion (of which approximately €300 million was additional paid-in capital). This brought our investment in Edipower to about €200 million, which is still equal to 10% of share capital. Finally, the agreements signed with Edipower's industrial shareholders (Edison S.p.A., AEM Milano S.p.A., AEM Torino S.p.A. and ATEL SA) include, among other things, provisions to protect our investment.

Outlook

In recent months, there appears to have been an improvement in the macroeconomic environment due, in particular, to the American economy. Now that that economy is back on track, it will have a positive impact on prospects for international recovery.

On the other hand, Europe is still suffering from a weak economic cycle, but it should benefit in upcoming months from the positive impact of the American recovery on foreign demand. Average growth this year should still be modest due to the stagnation in the first half of the year.
With regard to monetary policy, no expansionary action is anticipated by the US and European central banks, and instead a wait-and-see approach should prevail.

In equity markets, following the American market lead, in the summer the benchmark European indices confirmed their upward trend after the end of the Iraqi conflict. In coming months results are expected to improve, with year end figures higher than expectations of several months ago.

If confirmed, the scenario described would result in the following for key variables for the Italian banking industry:

- a relative recovery in overall bank loans bolstered primarily by the medium and long-term component;
- largely stable bank spreads over levels at the middle of the year consistent with expectations for unchanged market rates;
- a good recovery in assets under management, and in particular the mutual fund market in keeping with expected gains in equities with a lower aversion to risk by households.

However, the impact from the improvement in fundamentals on profitability in the banking industry will be felt only starting in 2004. This year, as a result of weakness in the cycle for the first half of the year, a further drop in profitability in the banking industry is projected due to the expected decline in net interest income. On the other hand, service income should resume a growth trend strengthened by gains in the stock market and in assets under management.

The UniCredito Italiano Group has prepared its Strategic Plan for 2003-2006, which was approved by the Board of Directors on 12 June and submitted to the market in the following days. It focuses on increasing value for shareholders through systematic growth that will leverage the competitive advantages from the new organisational model.

The goal of the plan is to provide organic growth for the Group at faster rates than the average for the markets in which it operates, confirming its leadership position in terms of efficiency and profitability. Despite the environment of uncertainty during the first half of the year, the Group generated positive results improving its profitability over the same period of the prior year. Expectations are also positive for the second half due to the new divisional business model adopted at the beginning of 2003 and the guidelines delineated by the Strategic Plan.

Thus, we believe it will be possible to achieve the commercial and profitability goals set, and more specifically:

- net interest income will remain consistent with levels for the first half of the year due to growth in volumes in the most active areas (medium-term loans and mortgages to households and company loans), which will offset the negative impact from the reduction in market rates in the first half of the year;
- although service revenues will be affected by the presumably unfavourable seasonality factor, they will benefit from the recovery in financial markets, and in particular in the area of assets under management, and the development of profitable products and services for households and businesses;
- with regard to operating expenses, continuing efforts to improve efficiency will keep them in check, but the development projects underlying the Strategic Plan will involve greater commitments in terms of expenditure and investments.

While using the usual prudence in the application of writedowns of loans and other assets, we believe that if performance in the external environment is in line with expectations, we will be able to achieve net profit substantially higher than in 2002, and thus, we will once again be able to provide excellent risk-adjusted returns.

Milan, 11 September 2003

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

Interim Accounts - Introduction

Interim Accounts - Introduction

Interim Accounts - Introduction

The consolidated accounts were prepared in accordance with the directives of CONSOB Regulation no. 11971 of 14 May 1999, as amended, and on the basis of the provisions of Legislative Decree no. 87 of 27 January 1992 enacted to implement EEC Directive 86/635 and the instructions issued by the Bank of Italy under Order No. 100 of 15 July 1992 and subsequent revisions.

Contents

In addition to the report on operations, already provided, and the accounts (balance sheet and profit and loss account), which together comprise Part A "Report on Operations," the consolidated half-year report is made up of:

Part B - Accounting Policies
Part C - Consolidated Balance Sheet
Part D – Notes to the Interim Accounts - Profit and Loss Account
Part E – Other Information on the Group
Part F - Consolidated Companies
Annexes

Form

Unless otherwise indicated, the amounts in the balance sheet and profit and loss account, as well as in the tables providing details, are stated in € thousands.

Comparison with corresponding prior period following changes to the Scope of Consolidation

To ensure continuity and allow a meaningful comparison between similar figures, the balance sheet and profit and loss accounts for June and December 2002, which are reported in comparison with figures for June 2003, were restated to take into account the most significant changes that occurred in the structure of Group equity investments.

More specifically, the most significant changes consisted of the inclusion of Koç Finansal Hizmetler A.S. and its subsidiaries and Zivnostenska Banka A.S.
The method adopted for the restatement of the accounts involved the addition of the amounts from the accounts of the companies in question (for further details see the restated accounts), while leaving unchanged Group amounts regarding net profit and shareholders' equity as at the reference date.

In addition, only the figures for June 2002 were restated to take into account the extraordinary merger by absorption of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CR Trieste, Rolo Banca 1473 and Credit Carimonte into UniCredito Italiano S.p.A., which was finalised on 1 July 2002 with the increase of capital to be used for the exchange of shares with minority holders. The latter resulted in a reallocation of shareholders' equity and profits from the "minority portion" to the "Group portion".

In this regard, the following steps were taken:

- transfer from "Minority Interest", item 140 of Liabilities, to "Group Shareholders' Equity", items 150 "Capital" and 170 "Reserves", as a consequence of the increase in capital of UniCredito Italiano S.p.A. used for the exchange of shares with minority holders;
- calculation of profit for the period related to the minorities acquired and its allocation to item 200 "Net profit for the period" under liabilities;
- recording in the appropriate items of negative and positive consolidation differences resulting from indirect investments (Banca Agricola Commerciale della Repubblica di San Marino s.a., Cassa di Risparmio di Carpi S.p.A. and Banca dell'Umbria 1462 S.p.A.), which were previously included in item 140 "Minority Interest";
- transfer from item 180 "Revaluation reserve" to item 140 "Minority Interest" of the portion related to minorities.

This restatement was effected in accordance with the instructions of the Bank of Italy, which, in implementation of the provisions of paragraph 2 of art. 6 of Legislative Decree no. 87/92, where the figures being compared are not comparable, require that the figures for the prior period be adjusted.

Finally, as mentioned in the specific accounts, it should be noted that the restatement of balance sheet and profit and loss figures to improve comparability was not audited.

Information on the Parent Company

Finally, the following items were prepared with regard to the Parent Company:

- Balance Sheet and Profit and Loss Account (in thousands of €);
- Powers delegated to Directors.

Balance Sheet and Profit and Loss Account

Balance Sheet and Profit and Loss Account

Consolidated Balance Sheet

(amounts in thousands of €)

Assets

ITEMS	30.06.2003	31.12.2002 RESTATED*	31.12.2002 HISTORICAL	30.06.2002 RESTATED*	30.06.2002 HISTORICAL
10. Cash and deposits with central banks and post offices	**1,275,087**	**1,648,726**	**1,609,848**	**1,423,999**	**1,277,057**
20. Treasury notes and similar securities eligible for refinancing at central banks	**2,769,003**	**2,773,043**	**2,773,043**	**2,382,555**	**2,382,555**
30. Loans to banks:	**28,454,346**	**29,480,297**	**28,098,561**	**25,851,336**	**24,385,321**
a) On demand	2,664,870	3,050,635	2,998,524	2,836,959	2,737,784
b) Other loans	25,789,476	26,429,662	25,100,037	23,014,377	21,647,537
40. Loans to customers	**116,513,611**	**115,440,057**	**113,824,110**	**120,973,534**	**119,145,376**
of which:					
- loans with deposits received in administration	*143,014*	*139,738*	*139,738*	*144,268*	*144,268*
50. Bonds and other debt securities:	**30,699,018**	**26,837,110**	**26,140,725**	**30,077,752**	**29,225,516**
a) Of government issuers	18,745,115	16,829,577	16,279,948	18,596,545	17,891,847
b) Of banks	5,491,113	6,234,296	6,123,083	7,839,018	7,739,562
of which:					
- own securities	-	*18,633*	*18,633*	*111,640*	*111,640*
c) Of financial institutions	4,651,591	2,688,760	2,673,007	2,354,821	2,328,728
of which:					
- own securities	-	-	-	-	-
d) Of other issuers	1,811,199	1,084,477	1,064,687	1,287,368	1,265,379
60. Shares, interests and other variable yield securities	**1,905,653**	**1,519,373**	**1,516,070**	**1,973,440**	**1,972,472**
70. Equity investments	**3,097,134**	**2,072,115**	**2,252,597**	**2,193,043**	**2,188,804**
a) Valued at net equity	519,585	465,013	647,525	430,025	427,713
b) Other	2,577,549	1,607,102	1,605,072	1,763,018	1,761,091
80. Equity investments in Group companies	**148,551**	**151,528**	**151,528**	**157,896**	**191,720**
a) Valued at equity	138,360	135,084	135,084	149,292	148,619
b) Other	10,191	16,444	16,444	8,604	43,101
90. Positive consolidation differences	**1,176,234**	**1,017,274**	**961,888**	**898,845**	**785,504**
100. Positive equity net differences	**3,366**	**1,380**	**56,766**	**676**	**676**
110. Intangible fixed assets	**1,195,422**	**1,264,150**	**1,255,688**	**1,348,197**	**1,310,557**
of which:					
- Start-up costs	*2,587*	*2,886*	*2,883*	*4,011*	*4,011*
- Goodwill	*833,145*	*966,854*	*966,854*	*1,083,612*	*1,050,674*
120. Tangible fixed assets	**3,438,792**	**3,611,571**	**3,527,174**	**3,518,675**	**3,354,126**
140. Treasury shares	-	-	-	-	-
(face value)	-	-	-	-	-
150. Other assets	**36,011,150**	**29,187,186**	**29,119,828**	**21,554,947**	**21,470,612**
160. Accrued income and prepaid expenses:	**2,073,123**	**2,127,375**	**2,061,500**	**2,470,978**	**2,372,524**
a) Accrued income	1,655,494	1,719,855	1,663,189	2,088,001	1,994,433
b) Prepaid expenses	417,629	407,520	398,311	382,977	378,091
of which:					
- issue discount on securities	*9,059*	*10,023*	*10,023*	*12,013*	*12,013*
Total assets	**228,760,490**	**217,131,185**	**213,349,326**	**214,825,873**	**210,062,820**

* Restated balance sheets take into account the most significant changes to the scope of consolidation and the impact of the S3 project on the breakdown of shareholders' equity in June 2002.

Liabilities and shareholders' equity

ITEMS	30.06.2003	31.12.2002 RESTATED*	31.12.2002 HISTORICAL	30.06.2002 RESTATED*	30.06.2002 HISTORICAL
10. Due to banks:	**39,784,556**	**32,672,760**	**31,990,884**	**33,282,958**	**32,596,790**
a) On demand	3,130,781	2,508,899	2,505,877	5,293,764	5,288,357
b) On term or with notice	36,653,775	30,163,861	29,485,007	27,989,194	27,308,433
20. Due to customers:	**93,774,644**	**96,123,829**	**93,368,254**	**95,713,404**	**92,392,984**
a) On demand	61,249,299	61,601,217	60,804,656	58,571,892	57,565,280
b) On term or with notice	32,525,345	34,522,612	32,563,598	37,141,512	34,827,704
30. Securities in issue:	**33,291,520**	**33,176,265**	**33,173,457**	**35,926,783**	**35,923,131**
a) Bonds	11,904,228	14,873,986	14,873,615	18,261,663	18,261,246
b) Certificates of deposit	19,516,454	17,317,982	17,317,982	16,715,090	16,715,090
c) Other securities	1,870,838	984,297	981,860	950,030	946,795
40. Deposits received in administration	**202,085**	**203,447**	**203,447**	**231,029**	**231,029**
50. Other liabilities	**35,349,571**	**27,683,811**	**27,553,355**	**22,842,473**	**22,641,159**
60. Accrued liabilities and deferred income:	**1,996,997**	**1,821,876**	**1,779,423**	**2,395,300**	**2,331,832**
a) Accrued liabilities	1,718,569	1,524,475	1,495,493	2,058,373	1,998,502
b) Deferred income	278,428	297,401	283,930	336,927	333,330
70. Reserve for employee severance pay	**983,779**	**962,158**	**960,897**	**945,460**	**944,108**
80. Reserves for risks and charges:	**3,051,278**	**3,670,028**	**3,640,543**	**3,059,829**	**3,046,370**
a) Reserve for pensions and similar obligations	527,239	538,305	538,266	537,282	536,972
b) Taxation reserve	1,468,794	2,249,976	2,229,812	1,547,134	1,537,588
c) Consolidation reserve for future risks and charges	4,271	3,886	3,886	54,143	54,143
c) Other reserves	1,050,974	877,861	868,579	921,270	917,667
90. Loan loss reserve	**104,832**	**111,141**	**93,791**	**162,422**	**143,702**
100. Fund for general banking risks	**137,107**	**137,361**	**137,361**	**133,499**	**66,710**
110. Subordinated debt	**6,782,330**	**7,120,147**	**7,088,478**	**7,429,174**	**7,392,707**
120. Negative consolidation differences	**51,788**	**51,888**	**51,888**	**51,278**	**48,603**
130. Negative equity differences	**10,485**	**12,418**	**12,418**	**8,348**	**6,960**
140. Minority portion of shareholders' equity (+/-)	**+1,017,429**	**+1,260,524**	**+1,171,598**	**+1,301,415**	**+2,556,056**
150. Capital	**3,148,070**	**3,148,070**	**3,148,070**	**3,129,916**	**2,565,550**
160. Share premium reserve	**3,308,639**	**3,308,639**	**3,308,639**	**3,308,639**	**3,308,639**
170. Reserves:	**4,335,661**	**3,560,240**	**3,560,240**	**3,867,221**	**2,807,478**
a) Legal reserve	508,136	368,367	368,367	368,367	368,367
b) Reserve for own shares or interests	-	-	-	-	-
c) Statutory reserves	1,015,472	771,601	771,601	771,601	771,601
d) Other reserves	2,812,053	2,420,272	2,420,272	2,727,253	1,667,510
180. Revaluation reserves	**297,772**	**305,343**	**305,343**	**28,698**	**209,625**
190. Retained earnings	**-**	**98**	**98**	**98**	**98**
200. Net profit (loss) for the period	**1,131,947**	**1,801,142**	**1,801,142**	**1,007,929**	**849,289**
Total liabilities and shareholders' equity	**228,760,490**	**217,131,185**	**213,349,326**	**214,825,873**	**210,062,820**

Guarantees and commitments

ITEMS	30.06.2003	31.12.2002 RESTATED*	31.12.2002 HISTORICAL	30.06.2002 RESTATED*	30.06.2002 HISTORICAL
10. Guarantees given	**13,624,154**	**13,230,933**	**12,367,572**	**14,967,941**	**13,972,155**
of which:					
- Acceptances	*96,831*	*80,018*	*51,890*	*210,709*	*183,685*
- Other guarantees	*13,527,323*	*12,375,284*	*12,315,682*	*13,872,022*	*13,788,470*
20. Commitments	**26,715,426**	**24,052,153**	**23,738,305**	**36,172,119**	**35,811,136**
of which:					
- For sales with repurchase obligation	-	-	-	-	-

MANAGING DIRECTOR/CEO
PROFUMO

CHIEF ACCOUNTANT
LECCACORVI

Consolidated Profit and Loss Account

(amounts in thousands of €)

ITEMS		FIRST HALF 2003	FIRST HALF 2002 RESTATED*	FIRST HALF 2002 HISTORICAL	2002 RESTATED*	2002 HISTORICAL
10.	Interest income and similar revenues	4,876,937	5,236,474	5,013,403	10,336,044	9,926,722
	of which:					
	- On loans to customers	*3,496,566*	*3,767,814*	*3,659,613*	*7,486,136*	*7,293,915*
	- On debt securities	*948,729*	*902,417*	*838,955*	*1,787,077*	*1,660,660*
20.	Interest expense and similar charges	2,406,757	2,670,768	2,536,376	5,262,118	5,015,538
	of which:					
	- On amounts due to customers	*789,333*	*1,099,247*	*987,363*	*2,162,961*	*1,955,261*
	- On securities in issue	*437,709*	*563,835*	*563,777*	*1,011,172*	*1,011,085*
30.	Dividends and other revenues:	183,255	135,675	135,675	230,680	230,604
	a) On shares, interests and other equity securities	147,898	113,252	113,252	191,947	191,947
	b) On equity investments	35,357	22,423	22,423	38,733	38,657
	c) On equity investments in Group companies	-	-	-	-	-
40.	Commission income	1,953,704	1,974,290	1,935,779	3,780,496	3,719,968
50.	Commission expense	334,373	324,864	311,061	556,180	530,340
60.	Trading profits (loss)	784,862	615,104	607,818	1,057,264	1,049,345
70.	Other operating income	491,099	496,837	493,247	992,959	988,849
80.	Administrative expenses:	2,600,984	2,527,687	2,462,270	5,133,846	5,022,570
	a) Payroll costs	1,639,139	1,573,884	1,562,196	3,188,372	3,159,658
	of which:					
	- Wages and salaries	*1,183,138*	*1,133,310*	*1,111,317*	*2,283,528*	*2,246,909*
	- Social security contributions	*304,307*	*311,010*	*307,656*	*598,552*	*592,173*
	- Severance pay	*71,602*	*69,054*	*68,641*	*139,826*	*139,118*
	- Pensions and similar benefits	*46,879*	*23,159*	*23,044*	*98,363*	*98,151*
	b) Other administrative expenses	961,845	953,803	900,074	1,945,474	1,862,912
90.	Writedowns of intangible and tangible fixed assets	359,142	331,720	312,105	724,649	704,568
100.	Provisions for Risks and Charges	134,328	75,863	75,863	164,041	163,690
110.	Other operating expenses	127,031	153,687	141,036	281,107	256,228
120.	Writedowns of loans and provisions for guarantees and commitments	670,503	785,037	757,679	1,528,778	1,489,302
130.	Write-backs of loans and provisions for guarantees and commitments	307,117	282,782	278,351	511,757	510,032
140.	Provisions to loan loss reserves	-	10,870	10,870	9,767	9,767
150.	Writedowns of financial investments	14,897	87,230	87,230	312,923	311,855
160.	Write-backs of financial investments	13,211	11,771	11,771	17,246	17,246
170.	Income from equity investments valued at net equity	1,653	3,603	6,190	-14,336	-14,336
180.	**Profit (loss) before extraordinary items and income tax**	**1,963,823**	**1,788,810**	**1,787,744**	**2,938,701**	**2,924,572**
190.	Extraordinary income	187,403	211,560	205,702	611,332	603,592
200.	Extraordinary charges	117,855	67,067	66,762	246,113	245,055
210.	**Extraordinary income – net**	**69,548**	**144,493**	**138,940**	**365,219**	**358,537**
230.	Change in fund for general banking risks	-	+13	+13	+3,836	+3,836
240.	Income taxes for the period	824,738	838,956	831,418	1,332,577	1,316,923
250.	Minorities	76,686	86,405	245,964	166,365	161,208
260.	**Net profit (loss) for the period**	**1,131,947**	**1,007,929**	**849,289**	**1,801,142**	**1,801,142**

* The restated profit and loss accounts take into account the most significant changes in the scope of consolidation and the impact of the S3 project on the breakdown of net profit for the period of June 2002.

MANAGING DIRECTOR/CEO
PROFUMO

CHIEF ACCOUNTANT
LECCACORVI

Consolidated Balance Sheet as at 31 December 2002

Restatement due to changed scope of consolidation

(Amounts in thousands of €)

Assets

ITEMS		AMOUNTS AS AT 31.12.2002 HISTORICAL	CHANGES DUE TO CHANGED SCOPE OF CONSOLIDATION	AMOUNTS AS AT 31.12.2002 RESTATED
10.	**Cash and deposits with central banks and post offices**	**1,609,848**	**38,878**	**1,648,726**
20.	**Treasury notes and similar securities eligible for refinancing at central banks**	**2,773,043**	**-**	**2,773,043**
30.	**Loans to banks:**	**28,098,561**	**1,381,736**	**29,480,297**
	a) On demand	2,998,524	52,111	3,050,635
	b) Other loans	25,100,037	1,329,625	26,429,662
40.	**Customers**	**113,824,110**	**1,615,947**	**115,440,057**
	of which:			
	- loans with deposits received in administration	*139,738*	-	*139,738*
50.	**Bonds and other debt securities:**	**26,140,725**	**696,385**	**26,837,110**
	a) Of government issuers	16,279,948	549,629	16,829,577
	b) Of banks	6,123,083	111,213	6,234,296
	of which:			
	- own securities	*18,633*	-	*18,633*
	c) Of financial institutions	2,673,007	15,753	2,688,760
	of which:			
	- own securities	-	-	-
	d) Of other issuers	1,064,687	19,790	1,084,477
60.	**Shares, interests and other variable yield securities**	**1,516,070**	**3,303**	**1,519,373**
70.	**Equity investments**	**2,252,597**	**-180,482**	**2,072,115**
	a) Valued at net equity	647,525	-182,512	465,013
	b) Other	1,605,072	2,030	1,607,102
80.	**Equity investments in Group companies**	**151,528**	**-**	**151,528**
	a) Valued at net equity	135,084	-	135,084
	b) Other	16,444	-	16,444
90.	**Positive consolidation differences**	**961,888**	**55,386**	**1,017,274**
100.	**Positive net equity differences**	**56,766**	**-55,386**	**1,380**
110.	**Intangible fixed assets**	**1,255,688**	**8,462**	**1,264,150**
	of which:			
	- Start-up costs	*2,883*	*3*	*2,886*
	- Goodwill	*966,854*	-	*966,854*
120.	**Tangible fixed assets**	**3,527,174**	**84,397**	**3,611,571**
140.	**Own shares or interests**	**-**	**-**	**0**
	Face value	-	-	0
150.	**Other assets**	**29,119,828**	**67,358**	**29,187,186**
160.	**Accrued income and prepaid expenses:**	**2,061,500**	**65,875**	**2,127,375**
	a) Accrued income	1,663,189	56,666	1,719,855
	b) Prepaid expenses	398,311	9,209	407,520
	of which:			
	- issue discount on securities	*10,023*	-	*10,023*
Total assets		**213,349,326**	**3,781,859**	**217,131,185**

Liabilities and shareholders' equity

ITEMS	AMOUNTS AS AT 31.12.2002 HISTORICAL	CHANGES DUE TO CHANGED SCOPE OF CONSOLIDATION	AMOUNTS AS AT 31.12.2002 RESTATED
10. Due to banks:	**31,990,884**	**681,876**	**32,672,760**
a) On demand	2,505,877	3,022	2,508,899
b) On term or with notice	29,485,007	678,854	30,163,861
20. Due to customers:	**93,368,254**	**2,755,575**	**96,123,829**
a) On demand	60,804,656	796,561	61,601,217
b) On term or with notice	32,563,598	1,959,014	34,522,612
30. Securities in issue:	**33,173,457**	**2,808**	**33,176,265**
a) Bonds 14,873,615	371	14,873,986	
b) Certificates of deposit	17,317,982	-	17,317,982
c) Other securities	981,860	2,437	984,297
40. Deposits received in administration	**203,447**	**-**	**203,447**
50. Other liabilities	**27,553,355**	**130,456**	**27,683,811**
60. Accrued liabilities and deferred income:	**1,779,423**	**42,453**	**1,821,876**
a) Accrued liabilities	1,495,493	28,982	1,524,475
b) Deferred income	283,930	13,471	297,401
70. Reserver for employee severance pay	**960,897**	**1,261**	**962,158**
80. Reserves for risks and charges:	**3,640,543**	**29,485**	**3,670,028**
a) Reserve for pensions and similar obligations	538,266	39	538,305
b) Taxation reserve	2,229,812	20,164	2,249,976
c) Consolidation reserve for future risks and charges	3,886	-	3,886
d) Other reserves	868,579	9,282	877,861
90. Loan loss reserve	**93,791**	**17,350**	**111,141**
100. Fund for general banking risks	**137,361**	**-**	**137,361**
110. Subordinated debt	**7,088,478**	**31,669**	**7,120,147**
120. Negative consolidation differences	**51,888**	**-**	**51,888**
130. Negative net equity differences	**12,418**	**-**	**12,418**
140. Minority portion of shareholders' equity (+/-)	**1,171,598**	**+88,926**	**+1,260,524**
150. Capital	**3,148,070**	**-**	**3,148,070**
160. Share premium reserve	**3,308,639**	**-**	**3,308,639**
170. Reserves: 3,560,240	**-**	**3,560,240**	
a) Legal reserve	368,367	-	368,367
b) Reserve for own shares or interests	-	-	-
c) Statutory reserves	771,601	-	771,601
d) Other reserves	2,420,272	-	2,420,272
180. Revaluation reserves	**305,343**	**-**	**305,343**
190. Retained earnings	**98**	**-**	**98**
200. Net profit for the period	**1,801,142**	**-**	**1,801,142**
Total liabilities and shareholders' equity	**213,349,326**	**3,781,859**	**217,131,185**

Guarantees and commitments

ITEMS			
10. Guarantees given	**12,367,572**	**863,361**	**13,230,933**
of which:			
- Acceptances	*51,890*	*28,128*	*80,018*
- Other guarantees	*12,315,682*	*59,602*	*12,375,284*
20. Commitments	**23,738,305**	**313,848**	**24,052,153**
of which:			
- For sales with repurchase obligation	-	-	-

Consolidated Profit and Loss Account as at 31 December 2002

Restatement due to changed scope of consolidation

(Amounts in thousands of €)

ITEMS		AMOUNTS AS AT 31.12.2002 HISTORICAL	CHANGES DUE TO CHANGED SCOPE OF CONSOLIDATION	AMOUNTS AS AT 31.12.2002 RESTATED
10.	Interest income and similar revenues	9,926,722	409,322	10,336,044
	of which:			
	- On loans to customers	*7,293,915*	*192,221*	*7,486,136*
	- On debt securities	*1,660,660*	*126,417*	*1,787,077*
20.	Interest expense and similar charges	5,015,538	246,580	5,262,118
	of which:			
	- On amounts due to customers	*1,955,261*	*207,700*	*2,162,961*
	- On securities in issue	*1,011,085*	*87*	*1,011,172*
30.	Dividends and other revenues:	230,604	76	230,680
	a) On shares, interests and other variable yield securities	191,947		191,947
	b) On equity investments	38,657	76	38,733
	c) On equity investments in Group companies	-	-	-
40.	Commission income	3,719,968	60,528	3,780,496
50.	Commission expense	530,340	25,840	556,180
60.	Trading profits (losses)	1,049,345	7,919	1,057,264
70.	Other operating income	988,849	4,110	992,959
80.	Administrative expenses:	5,022,570	111,276	5,133,846
	a) Payroll costs	3,159,658	28,714	3,188,372
	of which:			
	- Wages and salaries	*2,246,909*	*36,619*	*2,283,528*
	- Social security contributions	*592,173*	*6,379*	*598,552*
	- Severance pay	*139,118*	*708*	*139,826*
	- Pensions and similar benefits	*98,151*	*212*	*98,363*
	b) Other administrative expenses	1,862,912	82,562	1,945,474
90.	Writedowns of tangible and intangible fixed assets	704,568	20,081	724,649
100.	Provisions for Risks and Charges	163,690	351	164,041
110.	Other operating expenses	256,228	24,879	281,107
120.	Writedowns of loans and provisions for guarantees and commitments	1,489,302	39,476	1,528,778
130.	Write-backs of loans and provisions for guarantees and commitments	510,032	1,725	511,757
140.	Provisions to loan loss reserves	9,767	-	9,767
150.	Writedowns of financial investments	311,855	1,068	312,923
160.	Write-backs of financial investments	17,246	-	17,246
170.	Income (loss) from equity investments valued at net equity	-14,336	-	-14,336
180.	**Profit (loss) before extraordinary items and income tax**	**2,924,572**	**14,129**	**2,938,701**
190.	Extraordinary income	603,592	7,740	611,332
200.	Extraordinary charges	245,055	1,058	246,113
210.	**Extraordinary income (charge) – net**	**358,537**	**6,682**	**365,219**
230.	Change in fund for general banking risks	+3,836	-	+3,836
240.	Income tax for the year	1,316,923	15,654	1,332,577
250.	Minorities	161,208	5,157	166,365
260.	**Net profit (loss) for the period**	**1,801,142**	**-**	**1,801,142**

Consolidated Balance Sheet as at 30 June 2002

Restatement due to changed scope of consolidation and S3 Project

(Amounts in thousands of €)

Assets

ITEMS		AMOUNTS AS AT 30.06.2002 HISTORICAL	CHANGES DUE TO: CHANGED SCOPE OF CONSOLIDATION	CHANGES DUE TO: S3 PROJECT	AMOUNTS AS AT 30.06.2002 RESTATED
10.	**Cash and deposits with central banks and post offices**	**1,277,057**	**146,942**	**-**	**1,423,999**
20.	**Treasury notes and similar securities eligible for refinancing at central banks**	**2,382,555**	**-**	**-**	**2,382,555**
30.	**Loans to banks:**	**24,385,321**	**1,466,015**	**-**	**25,851,336**
	a) On demand	2,737,784	99,175	-	2,836,959
	b) Other loans	21,647,537	1,366,840	-	23,014,377
40.	**Loans to customers**	**119,145,376**	**1,828,158**	**-**	**120,973,534**
	of which:				
	- loans with deposits received in administration	*144,268*	-	-	*144,268*
50.	**Bonds and other debt securities:**	**29,225,516**	**852,236**	**-**	**30,077,752**
	a) Of government issuers	17,891,847	704,698	-	18,596,545
	b) Of banks	7,739,562	99,456	-	7,839,018
	of which:				
	- own securities	*111,640*	-	-	*111,640*
	c) Of financial institutions	2,328,728	26,093	-	2,354,821
	of which:				
	- own securities	-	-	-	-
	d) Of other issuers	1,265,379	21,989	-	1,287,368
60.	**Shares, interests and other variable yield securities**	**1,972,472**	**968**	**-**	**1,973,440**
70.	**Equity investments**	**2,188,804**	**4,397**	**-158**	**2,193,043**
	a) Valued at net equity	427,713	2,470	-158	430,025
	b) Other	1,761,091	1,927	-	1,763,018
80.	**Equity investments in Group companies**	**191,720**	**-33,824**	**-**	**157,896**
	a) Valued at net equity	148,619	673	-	149,292
	b) Other	43,101	-34,497	-	8,604
90.	**Positive consolidation differences**	**785,504**	**-**	**113,341**	**898,845**
100.	**Positive net equity differences**	**676**	**-**	**-**	**676**
110.	**Intangible fixed assets**	**1,310,557**	**4,702**	**32,938**	**1,348,197**
	of which:				
	- Start-up costs	*4,011*	-	-	*4,011*
	- Goodwill	*1,050,674*	-	*32,938*	*1,083,612*
120.	**Tangible fixed assets**	**3,354,126**	**107,045**	**57,504**	**3,518,675**
140.	**Own shares or interests**	**-**		**-**	**-**
	Face value	-		-	-
150.	**Other assets**	**21,470,612**	**84,335**	**-**	**21,554,947**
160.	**Accrued income and prepaid expenses:**	**2,372,524**	**98,454**	**-**	**2,470,978**
	a) Accrued income	1,994,433	93,568	-	2,088,001
	b) Prepaid expenses	378,091	4,886	-	382,977
	of which:				
	- issue discount on securities	*12,013*	-	-	*12,013*
Total assets		**210,062,820**	**4,559,428**	**203,625**	**214,825,873**

Liabilities and shareholders' equity

ITEMS	AMOUNTS AS AT 30.06.2002 HISTORICAL	CHANGES DUE TO: CHANGED SCOPE OF CONSOLIDATION	CHANGES DUE TO: S3 PROJECT	AMOUNTS AS AT 30.06.2002 RESTATED
10. Due to banks:	**32,596,790**	**686,168**	**-**	**33,282,958**
a) On demand	5,288,357	5,407	-	5,293,764
b) On term or with notice	27,308,433	680,761	-	27,989,194
20. Due to customers:	**92,392,984**	**3,320,420**	**-**	**95,713,404**
a) On demand	57,565,280	1,006,612	-	58,571,892
b) On term or with notice	34,827,704	2,313,808	-	37,141,512
30. Securities in issue:	**35,923,131**	**3,652**	**-**	**35,926,783**
a) Bonds	18,261,246	417	-	18,261,663
b) Certificates of deposit	16,715,090	-	-	16,715,090
c) Other securities	946,795	3,235	-	950,030
40. Deposits received in administration	**231,029**	**-**	**-**	**231,029**
50. Other liabilities	**22,641,159**	**201,314**	**-**	**22,842,473**
60. Accrued liabilities and deferred income:	**2,331,832**	**63,468**	**-**	**2,395,300**
a) Accrued liabilities	1,998,502	59,871	-	2,058,373
b) Deferred income	333,330	3,597	-	336,927
70. Reserve for employee severance pay	**944,108**	**1,352**	**-**	**945,460**
80. Reserves for risks and charges:	**3,046,370**	**13,459**	**-**	**3,059,829**
a) Reserve for pensions and similar obligations	536,972	310	-	537,282
b) Taxation reserve	1,537,588	9,546	-	1,547,134
c) Consolidation reserve for future risks and charges	54,143	-	-	54,143
d) Other reserves	917,667	3,603	-	921,270
90. Loan loss reserve	**143,702**	**18,720**	**-**	**162,422**
100. Fund for general banking risks	**66,710**	**-**	**66,789**	**133,499**
110. Subordinated debt	**7,392,707**	**36,467**	**-**	**7,429,174**
120. Negative consolidation differences	**48,603**	**-**	**2,675**	**51,278**
130. Negative net equity differences	**6,960**	**-**	**1,388**	**8,348**
140. Minority portion of shareholders' equity (+/-)	**+2,556,056**	**+214,408**	**-1,469,049**	**+1,301,415**
150. Capital	**2,565,550**	**-**	**564,366**	**3,129,916**
160. Share premium reserve	**3,308,639**	**-**	**-**	**3,308,639**
170. Reserves:	**2,807,478**	**-**	**1,059,743**	**3,867,221**
a) Legal reserve	368,367	-	-	368,367
b) Reserve for own shares or interests	-	-	-	-
c) Statutory reserves	771,601	-	-	771,601
d) Other reserves	1,667,510	-	1,059,743	2,727,253
180. Revaluation reserves	**209,625**	**-**	**-180,927**	**28,698**
190. Retained earnings	**98**	**-**	**-**	**98**
200. Net profit (loss) for the period	**849,289**	**-**	**158,640**	**1,007,929**
Total liabilities and shareholders' equity	**210,062,820**	**4,559,428**	**203,625**	**214,825,873**

Guarantees and commitments

ITEMS				
10. Guarantees given	**13,972,155**	**995,786**	**-**	**14,967,941**
of which:				
- Acceptances	*183,685*	*27,024*	*-*	*10,709*
- Other guarantees	*13,788,470*	*83,552*	*-*	*13,872,022*
20. Commitments	**35,811,136**	**360,983**	**-**	**6,172,119**
of which:				
- For sales with repurchase obligation	-	-	-	-

Consolidated Profit and Loss Account as at 30 June 2002

Restatement due to changed scope of consolidation and S3 Project

(Amounts in thousands of €)

ITEMS		AMOUNTS AS AT 30.06.2002 HISTORICAL	CHANGES DUE TO: CHANGED SCOPE OF CONSOLIDATION	CHANGES DUE TO: S3 PROJECT	AMOUNTS AS AT 30.06.2002 RESTATED
10.	Interest income and similar revenues	5,013,403	223,071	-	5,236,474
	of which:				
	- On loans to customers	*3,659,613*	*108,201*	-	*3,767,814*
	- On debt securities	*838,955*	*63,462*	-	*902,417*
20.	Interest expense and similar charges	2,536,376	134,392	-	2,670,768
	of which:				
	- On amounts due to customers	*987,363*	*111,884*	-	*1,099,247*
	- On securities in issue	*563,777*	*58*	-	*563,835*
30.	Dividends and other revenues:	135,675	-	-	135,675
	a) On shares, interests and other variable yield securities	113,252	-	-	113,252
	b) On equity investments	22,423	-	-	22,423
	c) On equity investments in Group companies	-	-	-	-
40.	Commission income	1,935,779	38,511	-	1,974,290
50.	Commission expense	311,061	13,803	-	324,864
60.	Trading profits (losses)	607,818	7,286	-	615,104
70.	Other operating income	493,247	3,590	-	496,837
80.	Administrative expenses:	2,462,270	65,417	-	2,527,687
	a) Payroll costs	1,562,196	11,688	-	1,573,884
	of which:				
	- Wages and salaries	*1,111,317*	*21,993*	-	*1,133,310*
	- Social security contributions	*307,656*	*3,354*	-	*311,010*
	- Severance pay	*68,641*	*413*	-	*69,054*
	- Pensions and similar benefits	*23,044*	*115*	-	*23,159*
	b) Other administrative costs	900,074	53,729	-	953,803
90.	Writedowns of tangible and intangible fixed assets	312,105	11,909	7,706	331,720
100.	Provisions for risks and charges	75,863	-	-	75,863
110.	Other operating expenses	141,036	12,651	-	153,687
120.	Writedowns of loans and provisions for guarantees and commitments	757,679	27,358	-	785,037
130.	Write-backs of loans and provisions for guarantees and commitments	278,351	4,431	-	282,782
140.	Provisions to loan loss reserves	10,870	-	-	10,870
150.	Writedowns of financial investments	87,230	-	-	87,230
160.	Write-backs of financial investments	11,771	-	-	11,771
170.	Income (loss) from equity investments valued using the equity method	6,190	-2,587	-	3,603
180.	**Profit (loss) before extraordinary items and income tax**	**1,787,744**	**8,772**	**(7,706)**	**1,788,810**
190.	Extraordinary income	205,702	5,858	-	211,560
200.	Extraordinary charges	66,762	305	-	67,067
210.	**Extraordinary income (charge) – net**	**138,940**	**5,553**	**-**	**144,493**
230.	Change in fund for general banking risks	+13	-	-	+13
240.	Income taxes for the period	831,418	7,538	-	838,956
250.	Minorities	245,964	6,787	-166,346	86,405
260.	**Net profit (loss) for the period**	**849,289**	**-**	**158,640**	**1,007,929**

Part B
Accounting Principles

Part B - Accounting Principles

Section 1 DESCRIPTION OF ACCOUNTING PRINCIPLES

The Parent Company has provided appropriate guidelines for obtaining a high degree of standardisation in accounting policies and principles used and the reporting of certain transactions.

The accounting principles are in line with those used for the preparation of the Consolidated Accounts as at 31 December 2002.

In accordance with legislative provisions, assets and liabilities reported in accounts and as "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

A connection is made between related hedging transactions.

1. Loans - Guarantees and Commitments

Loans

Loans are valued at their estimated realisable value, which is determined by also taking into account market prices, when available, on the basis of:

a) the debtors' solvency;

b) the difficulty servicing debt in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterising borrower performance, and also taking into account information available on the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of the business performed, of the degree of risk of the particular type of credit facility, and any guarantees given.

The following should be noted regarding the various categories of **"bad and doubtful debts"**:

- **Non-performing loans** are those loans that have formally deteriorated, and consist of exposure to customers that find themselves in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis;

- **Doubtful loans** are defined as loans to borrowers considered to be in temporary difficulties, which are expected to be resolved in a reasonable period of time: They are usually assessed for a total amount on a historical and statistical basis, and analytically when circumstances make this advisable;
- **Loans to countries at risk**, i.e., to central governments, banks or customers residing in countries having difficulties servicing their debt: Such loans are valued using the percentages sued by the Italian banking industry, and are subject to period review with regard to the countries to be included in this area and the level of the writedown to be applied; when circumstances make it advisable, general writedowns are supplemented by specific writedowns;
- **Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring** represent exposure to counterparties with which agreements have been or are being concluded, which call for the granting of a moratorium of debt payment and the simultaneous renegotiation of terms and conditions at below-market terms and interest rates, the conversion of a portion of the loans into shares and/or potential principal write-offs: they are valued on a specific basis with the inclusion in writedowns of the present value of the charge resulting from any renegotiated rates and terms, which are lower than the related cost of funds.

Bad and doubtful debts are identified by individual portfolio managers responsible for relationships. They operate using powers delegated to them using, as necessary, specialised scoring systems, which analyse the performance of the relationships.

Each Group bank has a centralised team which is responsible for monitoring and overseeing the entire customer portfolio.

With regard to "**performing loans**" to customers, a general writedown is made (for so-called inherent risk) on exposures related to the entire loan portfolio or those business sectors which have a higher risk profile at that time.

Guarantees and Commitments

Guarantees issued and commitments assumed that entail credit risk are reported at the overall amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate provisions.

If the reasons giving rise to the writedowns or provisions relating to loans and advances, guarantees and commitments are no longer applicable in whole or in part, the necessary write-backs are made.

2. "Off Balance Sheet" Securities and Transactions (other than those involving foreign currencies)

2.1. Investment Securities

Securities that are classified as financial fixed assets are valued at purchase cost adjusted, as necessary, for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and of the debt repayment capacity of the issuer's country of residence, unless there are appropriate guarantees.

All or a part of the writedowns carried out are eliminated when the reasons giving rise to them no longer apply.

Cost is determined daily on the principle of "weighted-average rolling cost".

Acquisition cost is adjusted for the applicable portion of the bond issue premium/discount (net of the withholding accrued until the application of Legislative Decree 239/96), and the analogous portion of the difference, whether positive or negative, between the purchase cost and issuance amount of the securities.

2.2. Trading securities

Securities held for trading purposes are valued:
a) at market value, if listed on regulated markets;
b) at the lower of cost or market if not listed on regulated markets.

Cost is determined daily on the basis of the "weighted moving average cost", adjusted for the applicable portion, during the period, of the premium or discount on the securities (net of withholding tax accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:
a) for securities listed on regulated Italian and foreign markets, using the price reported on the last significant working day of the period, when a substantial portion of the securities are hedged by derivative contracts; for all other cases, the average price for the last month of the reference period is used;
b) for securities not listed in regulated Italian and foreign markets, using the estimated realisable value.

Reference is made to the following measures to determine the latter value:
- Market performance for similar securities listed in regulated Italian and foreign markets;
- The discounting of future cash flows on the basis of projected market returns;
- The solvency of issuers;
- Any difficulty servicing debt in countries where issuers reside;
- Other information that can be determined objectively.

2.3. "Off Balance Sheet" Transactions

"Off balance sheet" transactions, except those for foreign currencies, which are classified as financial fixed assets, are valued at contract value for spot or forward securities trading contracts that have not been settled, or for derivative contracts with an underlying security.

"Off balance sheet" transactions, except those for foreign currencies, which are not classified as financial fixed assets, are primarily valued using the following criteria:

a) Spot or forward contracts that have not been settled:
- if the underlying assets are securities listed in organised markets, they are valued at market value, meaning the price determined at the end of the period for maturities corresponding to those of the transactions being valued;
- if involving securities that are not listed in organised markets, at the lower of contract value and market value for purchases, and at the higher of the above for sales. To determine market value, reference is made to the criteria reported in the discussion of valuation of unlisted "trading" securities, and to the paragraph above;

b) Derivative contracts, which have underlying securities, or which are tied to interest rates, indices or other assets:
- if held as part of trading portfolios, they are valued on the basis of market values defined as follows:
  - for contracts listed in regulated markets, at the related prices;
  - for other contracts, the values obtained by referring to parameters that are listed or available on normally utilised information channels at the international level, and in any event, determined objectively;
- if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  - if they are related to interest-bearing assets or liabilities valued at cost/face value (e.g., deposits or investment securities), the derivative contracts are also valued at cost; the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense) whenever interest generated by the assets or liabilities is recorded, in the case of specific hedging instruments; or based on the contract term, if hedging is general (in the latter case, for futures or options on securities or interest rates, reference is made to the maturity of the underlying security, even if notional, and for forward rate agreements to the period of time in relation to which the interest differential is calculated);
  - if the assets or liabilities are interest bearing but are reported at market value (e.g. portfolios of trading securities):
    - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g., futures and options), which are instead allocated to trading profits (losses);
    - derivative contracts are also valued, but only to the extent of the portion of differentials that is accruing, and the results flow to trading profits (losses);
- finally, if the assets or liabilities hedged are not interest bearing and are valued at market (e.g., stocks), the derivative contracts used for hedging (options, futures) are also valued at market and the results flow to trading profits or losses.

3. Equity investments

Equity investments in companies subject to significant influence are reported in consolidated accounts at a value determined using the equity method as indicated in **"Consolidation Principles"**.

Equity investments in companies in which the stake held is less than 20% of ordinary capital are valued at the acquisition cost, adjusted, as applicable, for any writedowns necessary to take into account any permanent loss in value.

All or a part of the writedowns carried out are eliminated when the reasons giving rise to them no longer apply.

Equity investments in subsidiaries whose total assets are not material or that do not operate in a similar sector are valued at equity, while those subject to significant influence that are not material or are to be sold are valued at cost.

4. Assets and liabilities in foreign currencies (including "off-balance-sheet" transactions)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate on the date the period ends.

Financial fixed assets, which are not hedged overall or individually in the spot or forward markets, are valued at the exchange rate in effect on their purchase date.

This does not apply to equity investments part-hedged on the spot or forward markets, as these are valued entirely at the spot exchange rate prevailing at the end of the period.

Funding in foreign currency used to fund loans in euros covered by government guarantees of exchange risk, is carried at the exchange rates prevailing at the time the loans were made.

Off-balance-sheet foreign currency transactions are valued as follows:
- spot transactions to be settled, at the spot exchange rate in effect on the date the period ends;
- term transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect on the date the period ends.

In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as financial transactions equivalent to the hedging transactions: deposits in the respective currencies and spot exchange transactions. Thus, the operating structure governed by this approach manages the two components of risk separately:

- that related to the "base", by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins in the same way as interest on deposits, in terms of "applicability".

Other off-balance-sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the assets or liabilities hedged if held for hedging purposes, in accordance with the approach noted above in point 2.3/b.

5. Tangible Fixed Assets

Tangible fixed assets are reported at cost including ancillary costs, in addition to any further incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets, the use of which is limited over time, is depreciated on a straight-line basis in accordance with their remaining useful life.

Any tangible fixed assets, which at the end date of the period, have experienced a permanent reduction in value, which is lower than the cost or value described above, are reported at such lower value.

6. Intangible Fixed Assets

Goodwill and positive consolidation differences are generally amortised over a ten-year period.

The cost of patents, rights to use intellectual property and licences, trademarks and similar rights and assets, are amortised on a straight-line basis over their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not to exceed five years.

7. Other Aspects

Amounts due to banks and customers and deposits received in administration are reported at face value.

Securities in issue, consisting of bonds, certificates of deposit and bank drafts, are also reported at face value, while zero coupon bonds are posted at issue price plus accrued interest.

Other assets include advances made as part of tax collection operations for uncollected taxes, while other liabilities include the amounts of taxes collected but not yet paid to tax authorities, including any advance tax payments received from taxpayers.

7.1. Deferred Taxation

This item includes deferred tax assets and liabilities which originate from the criteria used in the determination of net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, to the extent of any timing differences.

Deferred tax assets are reported if there is a reasonable certainty of their recovery, which would occur in relation to the capacity to generate future taxable income.

Deferred tax liabilities are reported unless it is unlikely that they will be incurred.

Each company, based on instructions of the Parent Company, has made the appropriate entries based on its own specific current and future tax situation.

Section 2 TAX-RELATED WRITEDOWNS AND PROVISIONS

Certain Group companies have made provisions to cover overdue interest which accrued during the period, for the amounts deemed to be collectible following assessments made of the amount due on the related loans; it was therefore not posted as an adjustment to corresponding asset values.

These provisions were made in order to obtain the tax benefits provided under Article 71 of Presidential Decree 917/86.

On consolidation, these provisions, and therefore the related tax effect, were reversed.

Provisions made starting in 2001 for the same purpose but in relation to loan principal, were not reversed.

Thus, as a result of the reversals described, net profit for the period was €2.2 million less (of which, the minority interest was .. [see note]), while the amount remaining in the Reserve in question related to prior periods had a €37.2 million effect on shareholders' equity (of which, the minority interest was €1.2 million).

Note: .. The figure is lower than the minimum amount considered or is otherwise insignificant. (See also methodological notes and the glossary).

Part C
Notes to the Interim Accounts - Balance Sheet

Part C - Notes to the Interim Accounts - Balance Sheet

(Amounts in thousands of €)

1. LOAN DISTRIBUTION BY SECTOR

Loans to customers – Item 40 of assets

	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
a) Governments	2,029,252	2,251,085	2,251,085	2,036,202	2,036,202
b) Other government organisations	3,505,242	3,714,663	3,711,613	3,102,363	3,098,351
c) Non-financial companies	65,728,335	64,868,535	63,477,517	66,762,320	65,277,557
d) Financial institutions	7,414,412	6,451,731	6,385,347	11,831,497	11,756,868
e) Family firms	6,158,918	6,562,268	6,463,343	9,321,295	9,104,751
f) Other operators	31,677,452	31,591,775	31,535,205	27,919,857	27,871,647
Total	**116,513,611**	**115,440,057**	**113,824,110**	**120,973,534**	**119,145,376**

2. LOANS TO NON-FINANCIAL COMPANIES AND RESIDENT FAMILY FIRMS
(Top 5 sectors of economic activity)

	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
a) Other services	12,163,187	10,840,997	10,840,997	10,775,935	10,775,935
b) Commercial, recovery and repair services	10,329,928	10,140,272	10,140,272	10,556,097	10,556,097
c) Construction and civil engineering	5,792,489	5,826,118	5,826,118	5,931,835	5,931,835
d) Textile, leather and footwear and clothing products	3,209,797	3,204,676	3,204,676	3,529,812	3,529,812
e) Metal products excluding machinery and means of transportation	2,879,051	2,896,266	2,896,266	2,928,339	2,928,339
f) Other sectors	27,440,298	27,641,897	27,641,897	28,153,833	28,153,833
	61,814,750	**60,550,226**	**60,550,226**	**61,875,851**	**61,875,851**

3. GUARANTEES GIVEN (Item 10 of guarantees and commitments)

	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
a) Governments	6,017	7,429	7,429	6,094	6,094
b) Other public organisations	94,865	128,956	96,763	142,189	104,026
c) Banks	930,133	998,239	942,534	1,013,337	951,262
d) Non-financial companies	10,734,831	9,605,303	8,894,654	11,495,814	10,672,343
e) Financial institutions	541,978	676,800	627,104	1,215,972	1,160,580
f) Family firms	148,222	175,602	164,678	183,282	171,061
g) Other operators	1,168,108	1,638,604	1,634,410	911,253	906,789
Total	**13,624,154**	**13,230,933**	**12,367,572**	**14,967,941**	**13,972,155**

4. LARGE EXPOSURES

	AMOUNTS AS AT		
	30.06.2003	31.12.2002	30.06.2002
a) Amount[1] (Thousands of €)	5,711,892	3,903,406	3,721,319
b) Number	3	2	2

1. This figure reflects the total risk-weighted amount of positions that constitute "large exposures" in accordance with current regulatory provisions (exposure exceeding 10% of consolidated regulatory capital).

5. BREAKDOWN OF ASSETS AND LIABILITIES BY MATURITY

1. ASSETS

	AMOUNTS AS AT				
ITEMS/RESIDUAL LIFE	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
ON DEMAND					
1.1 Refinanceable treasury notes	174,757	67,647	67,647	29,398	29,398
1.2 Loans to banks	6,464,227	3,716,971	3,665,402	7,768,979	7,663,298
1.3 Loans to customers	27,462,881	25,056,290	25,050,509	30,938,798	30,918,930
1.4 Bonds and other debt securities	123,364	80,398	80,398	37,718	37,696
	34,225,229	**28,921,306**	**28,863,956**	**38,774,893**	**38,649,322**
1.5 Off-balance-sheet transactions	52,741,756	11,943,899	11,943,899	40,706,190	40,706,190
	86,966,985	**40,865,205**	**40,807,855**	**79,481,083**	**79,355,512**
UP TO 3 MONTHS					
1.1 Refinanceable treasury notes	80,062	290,134	290,134	110,512	110,512
1.2 Loans to banks	13,946,843	18,503,217	17,264,961	11,850,549	10,595,810
1.3 Loans to customers	17,766,919	21,323,369	20,817,034	22,897,449	22,367,851
1.4 Bonds and other debt securities	2,840,243	1,981,225	1,937,359	2,259,399	2,195,992
	34,634,067	**42,097,945**	**40,309,488**	**37,117,909**	**35,270,165**
1.5 Off-balance-sheet transactions	413,062,282	248,494,759	248,190,481	244,818,469	244,464,095
	447,696,349	**290,592,704**	**288,499,969**	**281,936,378**	**279,734,260**
3 - 12 MONTHS					
1.1 Refinanceable treasury notes	498,155	584,658	584,658	681,471	681,471
1.2 Loans to banks	4,270,283	4,607,106	4,554,089	4,662,035	4,585,867
1.3 Loans to customers	13,497,604	13,422,273	12,847,472	14,930,394	14,305,371
1.4 Bonds and other debt securities	11,748,621	8,607,310	8,483,245	8,308,652	8,153,045
	30,014,663	**27,221,347**	**26,469,464**	**28,582,552**	**27,725,754**
1.5 Off-balance-sheet transactions	314,418,367	221,363,654	221,291,792	171,097,885	170,957,217
	344,433,030	**248,585,001**	**247,761,256**	**199,680,437**	**198,682,971**
1-5 YEARS (fixed rate)					
1.1 Refinanceable treasury notes	302,851	309,840	309,840	564,869	564,869
1.2 Loans to banks	371,778	961,996	947,042	255,220	245,265
1.3 Loans to customers	6,076,988	7,599,919	7,325,494	6,562,741	6,271,065
1.4 Bonds and other debt securities	5,280,797	6,269,377	6,048,426	8,430,040	8,197,120
	12,032,414	**15,141,132**	**14,630,802**	**15,812,870**	**15,278,319**
1.5 Off-balance-sheet transactions	246,251,042	146,843,232	146,813,348	105,009,593	104,978,509
	258,283,456	**161,984,364**	**161,444,150**	**120,822,463**	**120,256,828**

For subsequent items and residual life, see page 154.

2. LIABILITIES

ITEMS/RESIDUAL LIFE		30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
		AMOUNTS AS AT				
ON DEMAND						
2.1 Due to banks		6,295,235	3,820,732	3,817,709	9,026,434	9,023,339
2.2 Due to customers		69,222,125	61,851,575	61,055,013	64,920,053	63,850,903
2.3 Securities in issue:	- Bonds	100,033	173,069	173,069	274,444	274,444
	- Certificates of deposit	636,692	124,702	124,702	350,125	350,125
	- Other securities	829,602	946,457	946,457	884,981	884,981
2.4 Subordinated debt		37,336	812	812	-	-
		77,121,023	**66,917,347**	**66,117,762**	**75,456,037**	**74,383,792**
2.5 Off- balance-sheet transactions		37.804.184	8,930.284	8,930,284	39,854,225	39,854,225
		114,925,207	**75,847,631**	**75,048,046**	**115,310,262**	**114,238,017**
UP TO 3 MONTHS						
2.1 Due to banks		26,317,154	23,579,311	23,324,289	19,806,239	19,604,562
2.2 Due to customers		19,225,854	28,098,765	26,486,053	22,144,695	20,345,650
2.3 Securities in issue:	- Bonds	878,240	482,813	482,803	1,585,635	1,585,624
	- Certificates of deposit	15,939,223	14,460,379	14,460,379	12,749,256	12,749,256
	- Other securities	31,864	29,236	26,799	34,871	31,636
2.4 Subordinated debt		218,780	-	-	-	-
		62,611,115	**66,650,504**	**64,780,323**	**56,320,696**	**54,316,728**
2.5 Off-balance-sheet transactions		405.865.959	247,709,307	247,438,588	240,315,530	239,992,315
		468,477,074	**314,359,811**	**312,218,911**	**296,636,226**	**294,309,043**
3 - 12 MONTHS						
2.1 Due to banks		4,287,569	2,527,464	2,235,195	2,547,436	2,232,187
2.2 Due to customers		3,632,046	4,121,236	3,856,786	6,467,113	6,132,283
2.3 Securities in issue:	- Bonds	3,793,129	3,937,507	3,937,294	2,300,405	2,300,166
	- Certificates of deposit	2,762,992	2,538,081	2,538,081	3,337,906	3,337,906
	- Other securities	1,009,278	8,512	8,512	10,664	10,664
2.4 Subordinated debt		264,084	762,987	762,987	225,291	225,291
		15,749,098	**13,895,787**	**13,338,855**	**14,888,815**	**14,238,497**
2.5 Off-balance-sheet transactions		322.948.712	219,894,310	219,847,269	170,086,382	169,980,243
		338,697,810	**233,790,097**	**233,186,124**	**184,975,197**	**184,218,740**
1 TO 5 YEARS (fixed rate)						
2.1 Due to banks		932,623	1,056,499	977,345	252,559	157,006
2.2 Due to customers		380,001	375,205	293,354	402,303	300,438
2.3 Securities in issue:	- Bonds	2,978,678	4,001,138	4,000,990	4,948,090	4,947,923
	- Certificates of deposit	125,568	131,038	131,038	181,118	181,118
	- Other securities	94	92	92	73	73
2.4 Subordinated debt		39,571	20,000	20,000	20,000	20,000
		4,456,535	**5,583,972**	**5,422,819**	**5,804,143**	**5,606,558**
2.5 Off-balance-sheet transactions		324.900.834	190,966,816	190,891,008	119,792,699	119,716,935
		329,357,369	**196,550,788**	**196,313,827**	**125,596,842**	**125,323,493**

For subsequent items and residual life, see page 155.

ASSETS

ITEMS/RESIDUAL LIFE	AMOUNTS AS AT 30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
1 - 5 YEARS (indexed rate)					
1.1 Refinanceable treasury notes	355,106	315,028	315,028	589,626	589,626
1.2 Loans to banks	784,812	259,984	252,431	83,617	77,043
1.3 Loans to customers	22,183,260	19,504,159	19,349,714	21,288,736	21,047,995
1.4 Bonds and other debt securities	3,597,060	3,680,262	3,511,015	3,610,120	3,395,542
	26,920,238	**23,759,433**	**23,428,188**	**25,572,099**	**25,110,206**
1.5 Off-balance-sheet bransactions	178,097,460	151,585,119	151,585,119	68,917,279	68,917,279
	205,017,698	**175,344,552**	**175,013,307**	**94,489,378**	**94,027,485**
OVER 5 YEARS (fixed rate)					
1.1 Refinanceable treasury notes	1,290,486	1,117,609	1,117,609	294,141	294,141
1.2 Loans to banks	10,984	19,029	19,029	281,995	281,995
1.3 Loans to customers	3,980,590	4,644,451	4,601,211	3,515,383	3,459,239
1.4 Bonds and other debt securities	3,370,448	2,887,253	2,748,997	4,211,410	4,025,708
	8,652,508	**8,668,342**	**8,486,846**	**8,302,929**	**8,061,083**
1.5 Offbalance-sheet transactions	110,646,451	42,028,224	42,028,224	36,459,265	36,459,265
	119,298,959	**50,696,566**	**50,515,070**	**44,762,194**	**44,520,348**
OVER 5 YEARS (indexed rate)					
1.1 Refinanceable treasury notes	67,586	88,127	88,127	112,538	112,538
1.2 Loans to banks	25,810	45,452	45,452	45,253	45,236
1.3 Loans to customers	21,881,471	20,098,646	20,060,165	17,099,172	17,052,065
1.4 Bonds and other debt securities	3,712,699	3,287,482	3,287,482	3,201,433	3,201,433
	25,687,566	**23,519,707**	**23,481,226**	**20,458,396**	**20,411,272**
1.5 Off-balance-sheet transactions	3,059,760	10,269,923	10,269,923	7,485,852	7,485,852
	28,747,326	**33,789,630**	**33,751,149**	**27,944,248**	**27,897,124**
TERM NOT SPECIFIED					
1.1 Refinanceable treasury notes	-	-	-	-	-
1.2 Loans to banks	2,579,609	1,366,542	1,350,155	903,688	890,807
1.3 Loans to customers	3,663,898	3,790,950	3,772,511	3,740,861	3,722,860
1.4 Bonds and other debt securities	25,786	43,803	43,803	18,980	18,980
	6,269,293	**5,201,295**	**5,166,469**	**4,663,529**	**4,632,647**
1.5 Off- balance-sheet transactions	37,961	4,282	4,282	19,891	19,891
	6,307,254	**5,205,577**	**5,170,751**	**4,683,420**	**4,652,538**
TOTAL					
1.1 Refinanceable treasury notes	2,769,003	2,773,043	2,773,043	2,382,555	2,382,555
1.2 Loans to banks	28,454,346	29,480,297	28,098,561	25,851,336	24,385,321
1.3 Loans to customers	116,513,611	115,440,057	113,824,110	120,973,534	119,145,376
1.4 Bonds and other debt securities	30,699,018	26,837,110	26,140,725	30,077,752	29,225,516
	178,435,978	**174,530,507**	**170,836,439**	**179,285,177**	**175,138,768**
1.5 Offbalance-sheet transactions	1,318,315,079	832,533,092	832,127,068	674,514,424	673,988,298
	1,496,751,057	**1,007,063,599**	**1,002,963,507**	**853,799,601**	**849,127,066**

LIABILITIES

ITEMS/RESIDUAL LIFE	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
	AMOUNTS AS AT				
1-5 YEARS (indexed rate)					
2.1 Due to banks	704,902	701,362	648,954	594,352	528,488
2.2 Due to customers	657,534	962,027	962,027	1,085,463	1,075,048
2.3 Securities in issue: - Bonds	3,307,778	4,345,879	4,345,879	5,519,042	5,519,042
- Certificates of deposit	51,979	63,782	63,782	96,681	96,681
- Other securities	-	-	-	-	-
2.4 Subordinated debt	718,785	599,397	599,397	1,330,764	1,330,764
	5,440,978	**6,672,447**	**6,620,039**	**8,626,302**	**8,550,023**
2.5 Off-balance-sheet transactions	138.169.416	111,788,898	111,788,898	58,038,368	58,038,368
	143,610,394	**118,461,345**	**118,408,937**	**66,664,670**	**66,588,391**
OVER 5 YEARS (fixed rate)					
2.1 Due to banks	33,309	41,474	41,474	17,718	12,988
2.2 Due to customers	77,689	83,740	83,740	86,415	83,179
2.3 Securities in issue: - Bonds	502,060	457,839	457,839	651,949	651,949
- Certificates of deposit	-	-	-	4	4
- Other securities	-	-	-	-	-
2.4 Subordinated debt	2,933,804	2,480,783	2,449,114	2,500,076	2,463,609
	3,546,862	**3,063,836**	**3,032,167**	**3,256,162**	**3,211,729**
2.5 Off-balance-sheet transactions	85.724.388	46,526,689	46,514,233	39,416,850	39,395,842
	89,271,250	**49,590,525**	**49,546,400**	**42,673,012**	**42,607,571**
OVER 5 YEARS (indexed rate)					
2.1 Due to banks	838,109	945,101	945,101	1,037,407	1,037,407
2.2 Due to customers	448,771	486,564	486,564	525,789	523,910
2.3 Securities in issue: - Bonds	311,566	1,475,741	1,475,741	2,978,832	2,978,832
- Certificates of deposit	-	-	-	-	-
- Other securities	-	-	-	19,441	19,441
2.4 Subordinated debt	2,173,868	2,346,767	2,346,767	2,404,625	2,404,625
	3,772,314	**5,254,173**	**5,254,173**	**6,966,094**	**6,964,215**
2.5 Off-balance-sheet transactions	2.313.722	6,714,845	6,714,845	6,934,246	6,934,246
	6,086,036	**11,969,018**	**11,969,018**	**13,900,340**	**13,898,461**
TERM NOT SPECIFIED					
2.1 Due to banks	375,655	817	817	813	813
2.2 Due to customers	130,624	144,717	144,717	81,573	81,573
2.3 Securities in issue: - Bonds	32,744	-	-	3,266	3,266
- Certificates of deposit	-	-	-	-	-
- Other securities	-	-	-	-	-
2.4 Subordinated debt	396,102	909,401	909,401	948,418	948,418
	935,125	**1,054,935**	**1,054,935**	**1,034,070**	**1,034,070**
2.5 Off-balance-sheet transactions	587.864	1,943	1,943	76,124	76,124
	1,522,989	**1,056,878**	**1,056,878**	**1,110,194**	**1,110,194**
TOTAL					
2.1 Due to banks	39,784,556	32,672,760	31,990,884	33,282,958	32,596,790
2.2 Due to customers	93,774,644	96,123,829	93,368,254	95,713,404	92,392,984
2.3 Securities in issue: - Bonds	11,904,228	14,873,986	14,873,615	18,261,663	18,261,246
- Certificates of deposit	19,516,454	17,317,982	17,317,982	16,715,090	16,715,090
- Other securities	1,870,838	984,297	981,860	950,030	946,795
2.4 Subordinated debt	6,782,330	7,120,147	7,088,478	7,429,174	7,392,707
	173,633,050	**169,093,001**	**165,621,073**	**172,352,319**	**168,305,612**
2.5 Off-balance-sheet transactions	1.318.315.079	832,533,092	832,127,068	674,514,424	673,988,298
	1,491,948,129	**1,001,626,093**	**997,748,141**	**846,866,743**	**842,293,910**

Currency trades and derivative contracts in "off-balance-sheet" transactions were not eliminated from intra-group dealings, as this would have been excessively burdensome. Assets and liabilities were distributed by maturity on the basis of their remaining life. The "on demand" category also includes assets and liabilities with remaining life of 24 hours or less. Therefore, "on demand" loans to banks and "on demand" amounts due to banks and customers do not correspond to the amounts shown in the accounts, which take into account only the contractual nature of the position.

6. GEOGRAPHICAL DISTRIBUTION OF ASSETS AND LIABILITIES

ITEMS/COUNTRIES	AMOUNTS AS AT 30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
1. Assets					
Italy					
1.1 Loans to banks	5,946,983	6,201,761	6,201,017	5,442,211	5,419,894
1.2 Loans to customers	100,791,801	98,118,587	98,118,546	99,779,505	99,779,465
1.3 Securities	19,060,600	17,471,067	17,453,371	19,556,804	19,535,325
	125,799,384	**121,791,415**	**121,772,934**	**124,778,520**	**124,734,684**
Other E.U. countries					
1.1 Loans to banks	5,642,202	4,961,920	4,583,329	5,562,655	5,232,589
1.2 Loans to customers	1,665,945	2,156,235	2,038,394	3,777,970	6,209,773
1.3 Securities	7,839,515	4,036,239	3,947,478	4,465,526	4,368,699
	15,147,662	**11,154,394**	**10,569,201**	**13,806,151**	**15,811,061**
Other countries					
1.1 Loans to banks	16,865,161	18,316,616	17,314,215	14,846,470	13,732,838
1.2 Loans to customers	14,055,865	15,165,235	13,667,170	17,416,059	13,156,138
1.3 Securities	8,473,559	9,622,220	9,028,989	10,411,417	9,676,519
	39,394,585	**43,104,071**	**40,010,374**	**42,673,946**	**36,565,495**
Total assets					
1.1 Loans to banks	28,454,346	29,480,297	28,098,561	25,851,336	24,385,321
1.2 Customers	116,513,611	115,440,057	113,824,110	120,973,534	119,145,376
1.3 Securities	35,373,674	31,129,526	30,429,838	34,433,747	33,580,543
	180,341,631	**176,049,880**	**172,352,509**	**181,258,617**	**177,111,240**
2. Liabilities					
Italy					
2.1 Due to banks	11,665,902	11,363,282	11,362,426	11,797,958	11,796,962
2.2 Due to customers	65,937,349	68,546,810	68,545,955	67,092,670	67,091,711
2.3 Securities in issue	13,883,356	18,696,780	18,696,780	21,956,362	21,956,362
2.4 Other accounts	5,748,516	5,764,611	5,764,611	6,183,106	6,180,807
	97,235,123	**104,371,483**	**104,369,772**	**107,030,096**	**107,025,842**
Other E.U. countries					
2.1 Due to banks	12,077,375	8,575,874	8,296,166	8,850,182	8,508,851
2.2 Due to customers	4,378,555	2,772,864	2,688,828	3,649,117	3,560,018
2.3 Securities in issue	18,578,640	13,580,601	13,580,601	13,106,457	13,106,457
2.4 Other accounts	302,104	588,770	557,101	485,972	451,804
	35,336,674	**25,518,109**	**25,122,696**	**26,091,728**	**25,627,130**
Other countries					
2.1 Due to banks	16,041,279	12,733,604	12,332,292	12,634,818	12,290,977
2.2 Due to customers	23,458,740	24,804,155	22,133,471	24,971,617	21,741,255
2.3 Securities in issue	829,524	898,884	896,076	863,964	860,312
2.4 Other accounts	933,795	970,213	970,213	991,125	991,125
	41,263,338	**39,406,856**	**36,332,052**	**39,461,524**	**35,883,669**
Total liabilities					
2.1 Due to banks	39,784,556	32,672,760	31,990,884	33,282,958	32,596,790
2.2 Due to customers	93,774,644	96,123,829	93,368,254	95,713,404	92,392,984
2.3 Securities in issue	33,291,520	33,176,265	33,173,457	35,926,783	35,923,131
2.4 Other accounts	6,984,415	7,323,594	7,291,925	7,660,203	7,623,736
	173,835,135	**169,296,448**	**165,824,520**	**172,583,348**	**168,536,641**
3. Guarantees and commitments					
Italy	**23.057.505**	**25,962,403**	**25,941,473**	**30,589,451**	**30,561,068**
Other E.U. countries	**2.971.641**	**1,924,947**	**1,744,629**	**3,329,643**	**3,099,798**
Other countries	**14.310.434**	**9,395,736**	**8,419,775**	**17,220,966**	**16,122,425**
TOTAL	**40,339,580**	**37,283,086**	**36,105,877**	**51,140,060**	**49,783,291**

Based on current regulations, "other accounts" under liabilities are made up of Items 40 and 110.

7. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
a) Assets					
1. Loans to banks	6,231,312	6,634,783	5,398,947	7,707,205	6,478,488
2. Loans to customers	13,617,571	14,947,086	13,602,775	15,982,820	14,454,518
3. Securities	8,475,039	8,595,973	8,056,823	9,530,822	8,866,738
4. Equity investments	156,468	349,050	344,736	193,643	222,966
5. Other accounts	374,353	349,356	320,874	391,306	280,745
	28,854,743	**30,876,248**	**27,724,155**	**33,805,796**	**30,303,455**
b) Liabilities					
1. Due to banks	11,330,208	12,494,798	11,882,115	8,307,871	7,745,334
2. Due to customers	18,401,122	18,965,935	16,664,501	19,766,592	17,176,752
3. Securities in issue	12,742,121	11,058,022	11,056,555	6,868,280	6,866,372
4. Other accounts	1,104,213	981,616	949,947	1,488,609	1,453,348
	43,577,664	**43,500,371**	**40,553,118**	**36,431,352**	**33,241,806**

Based on current regulations:

the "other accounts" under assets are made up of item 10;

the "other accounts" under liabilities are made up of items 40 and 110.

8. LOANS TO BANKS

8.1 Loans and Advances to Banks

CATEGORIES/AMOUNTS	AMOUNTS AS AT 30.06.2003			AMOUNTS AS AT 31.12.2002 RESTATED			AMOUNTS AS AT 31.12.2002 HISTORICAL		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**145,311**	**113,397**	**31,914**	**160,652**	**116,201**	**44,451**	**158,266**	**116,201**	**42,065**
A.1. Non-performing loans	115,873	109,426	6,447	114,881	107,826	7,055	114,881	107,826	7,055
A.2. Doubtful loans	571	143	428	627	157	470	627	157	470
A.3. Loans subject to restructuring	-	-	-	-	-	-	-	-	-
A.4. Restructured loans	-	-	-	-	-	-	-	-	-
A.5. Unsecured loans to countries at risk	28,867	3,828	25,039	45,144	8,218	36,926	42,758	8,218	34,540
B. Performing loans	**28,422,722**	**290**	**28,422,432**	**29,436,032**	**186**	**29,435,846**	**28,056,682**	**186**	**28,056,496**
Total (A+B)	28,568,033	113,687	28,454,346	29,596,684	116,387	29,480,297	28,214,948	116,387	28,098,561

8.2 Changes in Bad and Doubtful Debts - Banks

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUC-TURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**114,881**	**627**	**-**	**-**	**42,758**
A.1 of which: for overdue interest	*31,816*	-	-	-	-
B. Increases	**6,649**	**-**	**-**	**-**	**2,353**
B.1 Transfers from performing loans	46	-	-	-	164
B.2 Overdue interest	2,564	-	-	-	-
B.3. Transfers from other categories of bad and doubtful debts	-	-	-	-	-
B.4 Other increases	4,039		-	-	2,189
C. Decreases	**5,657**	**56**	**-**	**-**	**16,244**
C.1 Transfers to performing loans	-	-	-	-	1,474
C.2 Write-offs	303	-	-	-	646
C.3 Recoveries	68	25	-	-	274
C.4 Sales proceeds	-	-	-	-	-
C.5. Transfers to other categories of bad and doubtful debts	-	-	-	-	-
C.6 Other decreases	5,286	31	-	-	13,850
D. Final gross exposure	**115,873**	**571**	**-**	**-**	**28,867**
D.1 of which: overdue interest	*34,067*	-	-	-	-

8.3 Changes in Total Writedowns on Loans to Banks

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Total initial writedowns	**107,826**	**157**	**-**	**-**	**8,218**	**186**
A.1 of which: for overdue interest	*31,816*	-	-	-	-	*161*
B. Increases	**6,129**	**0**	**-**	**-**	**2,559**	**251**
B.1 Writedowns	6,070	-	-	-	2,536	136
B.1.1 of which: for overdue interest	*2,538*	-	-	-	-	*14*
B.2. Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other loan categories	-	-	-	-	-	-
B.4 Other increases	59		-	-	23	115
C. Decreases	**4,529**	**14**	**-**	**-**	**6,949**	**147**
C.1. Write-backs from assessments	1,133	-	-	-	5,697	144
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 Write-backs from recoveries	68	6	-	-	23	-
C.2.1 of which: for overdue interest	-	-	-	-	-	-
C.3 Write-offs	303	-	-	-	646	-
C.4 Transfers to other loan categories	-	-	-	-	-	-
C.5 Other decreases	3,025	8	-	-	583	3
D. Final total writedowns	**109,426**	**143**	**-**	**-**	**3,828**	**290**
D.1 of which: overdue interest	*34,067*	-	-	-	-	*276*

9. LOANS TO CUSTOMERS

9.1 Loans and Advances to Customers

CATEGORIES/AMOUNTS	AMOUNTS AS AT 30.06.2003			AMOUNTS AS AT 31.12.2002 RESTATED			AMOUNTS AS AT 31.12.2002 HISTORICAL		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**8,253,768**	**3,936,674**	**4,317,094**	**8,288,290**	**3,977,878**	**4,310,412**	**8,066,575**	**3,896,378**	**4,170,197**
A.1. Non-performing loans	5,588,826	3,351,105	2,237,721	5,486,974	3,325,881	2,161,093	5,361,988	3,257,453	2,104,535
A.2. Doubtful loans	2,341,178	466,640	1,874,538	2,467,932	537,111	1,930,821	2,375,695	524,039	1,851,656
A.3. Loans subject to restructuring	28,116	12,138	15,978	9,755	2,921	6,834	9,755	2,921	6,834
A.4. Restructured loans	250,432	96,644	153,788	255,864	97,574	158,290	255,864	97,574	158,290
A.5. Unsecured loans to countries at risk	45,216	10,147	35,069	67,765	14,391	53,374	63,273	14,391	48,882
B. Performing loans	**113,230,849**	**1,034,332**	**112,196,517**	**112,081,650**	**952,005**	**111,129,645**	**110,596,257**	**942,344**	**109,653,913**
Total (A+B)	**121,484,617**	**4,971,006**	**116,513,611**	**120,369,940**	**4,929,883**	**115,440,057**	**118,662,832**	**4,838,722**	**113,824,110**

9.2 Changes in Bad and Doubtful Debts - Customers

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUC-TURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**5,361,988**	**2,375,695**	**9,755**	**255,864**	**63,273**
A.1 of which: for overdue interest	*1,201,387*	*45,843*	*1*	*18*	-
B. Increases	**979,680**	**1,032,310**	**31,611**	**17,828**	**10,590**
B.1 Transfers from performing loans	252,031	753,612	29,222	16,575	5,236
B.2 Overdue interest	113,838	15,028	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	311,078	29,326	-	417	-
B.4 Other increases	302,733	234,344	2,389	836	5,354
C. Decreases	**752,842**	**1,066,827**	**13,250**	**23,260**	**28,647**
C.1 Transfers to performing loans	23,925	249,020	-	6,795	1,348
C.2 Write-offs	244,946	42,176	-	-	-
C.3 Recoveries	266,828	332,649	7,510	11,214	10,863
C.4 Sales proceeds	13,854	2,485	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	26,768	303,045	5,740	5,251	17
C.6 Other decreases	176.521	137,452	-	-	16,419
D. Final gross exposure	**5,588,826**	**2,341,178**	**28,116**	**250,432**	**45,216**
D.1 of which: for overdue interest	*1,188,639*	*41,511*	-	-	-

9.3 Changes in Total Writedowns on Loans to Customers

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUC-TURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**3,257,453**	**524,039**	**2,921**	**97,574**	**14,391**	**942,344**
A.1 of which:						
for overdue interest	*1,155,113*	*30,262*	-	*18*	-	*131,964*
B. Increases	**596,477**	**206,008**	**11,532**	**3,289**	**595**	**179,007**
B.1 Writedowns	415,040	178,167	11,532	3,059	583	139,690
B.1.1 of which:						
for overdue interest	*93,747*	*1,315*	-	-	-	*12,240*
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other loan categories	87,407	11,448	-	230	-	14,809
B.4 Other increases	94,030	16,393	-	-	12	24,508
C. Decreases	**502,825**	**263,407**	**2,315**	**4,219**	**4,839**	**87,019**
C.1 Write-backs from assessments	45,316	57,708	-	270	2,531	3,306
C.1.1 of which:						
for overdue interest	*2*	*883*	-	-	-	-
C.2 Write-backs from recoveries	66.280	47,548	141	1,192	1,592	21,824
C.2.1 of which:						
for overdue interest	*8,008*	*2,309*	-	-	-	*7,530*
C.3 Write-offs	244.946	42,176	-	-	-	44,218
C.4 Transfers to other loan categories	6,634	89,096	2,174	2,757	5	13,228
C.5 Other decreases	139,649	26,879	-	-	711	4,443
D. Final total writedowns	**3,351,105**	**466,640**	**12,138**	**96,644**	**10,147**	**1,034,332**
D.1 of which: overdue interest	*1,165,681*	*39,708*	-	-	-	*97,326*

10. SECURED LOANS TO CUSTOMERS

ITEMS/VALUE	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
a) By mortgages	**35,385,703**	**34,448,313**	**34,139,131**	**32,370,737**	**31,858,153**
b) By charges over:					
1. Cash deposits	1,049,503	672,167	639,112	808,962	751,474
2. Securities	2,528,833	2,705,044	2,646,209	5,604,514	5,579,199
3. Other valuable items	2,838,900	3,181,683	2,416,905	3,281,745	2,674,892
	6,417,236	**6,558,894**	**5,702,226**	**9,695,221**	**9,005,565**
c) By guarantees provided by:					
1. Governments	955,763	1,054,590	1,054,590	954,613	954,613
2. Other government entities	25,033	29,633	29,633	26,067	26,067
3. Banks	1,382,615	1,451,545	1,451,545	1,418,706	1,418,706
4. Other entities	18,360,181	18,146,791	18,023,184	18,596,305	18,460,356
	20,723,592	**20,682,559**	**20,558,952**	**20,995,691**	**20,859,742**
Total	**62,526,531**	**61,689,766**	**60,400,309**	**63,061,649**	**61,723,460**

11. LOANS TO CENTRAL BANKS (included in Item 30 of assets)

	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
a) Loans to central banks	4,125,984	3,234,097	2,875,603	2,034,477	2,270,183

12. COMPOSITION OF SECURITIES

ITEMS/VALUE	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
a) Investment securities	12,718,738	13,795,129	13,338,324	15,830,741	15,380,353
b) Trading securities	22,654,936	17,334,397	17,091,514	18,603,006	18,200,190
Total	**35,373,674**	**31,129,526**	**30,429,838**	**34,433,747**	**33,580,543**

13. GUARANTEES AND COMMITMENTS

	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
13.1 Security (Item 10 of guarantees and commitments)					
a) Commercial credit commitments	8,944,991	8,153,112	8,127,703	8,843,752	8,799,495
b) Financial credit commitments	4,647,826	5,053,863	4,238,717	6,097,141	5,171,041
c) Assets pledged	31,337	23,958	1,152	27,048	1,619
Total	**13,624,154**	**13,230,933**	**12,367,572**	**14,967,941**	**13,972,155**
13.2 Commitments (Item 20 of guarantees and commitments)					
a) Commitments to disburse funds, usage certain	22,374,453	17,075,258	16,761,410	26,894,054	26,533,071
of which:					
- Amounts available under irrevocable lines of credit	*6,589,872*	*5,988,792*	*5,757,403*	*7,783,527*	*7,549,799*
- Securities to be received for transactions to be settled	*5,802,402*	*1,178,201*	*1,176,411*	*3,987,490*	*3,959,674*
- Deposits and loans to be disbursed	*5,349,414*	*5,509,381*	*5,484,106*	*11,518,702*	*11,477,390*
- Credit derivatives Exposure to reference entity	*251,985*	*23,839*	*23,839*	*40,100*	*40,100*
- Other commitments to disburse funds	*4,380,780*	*4,375,045*	*4,319,651*	*3,564,235*	*3,506,108*
b) Commitments to disburse funds, usage uncertain	4,340,973	6,976,895	6,976,895	9,278,065	9,278,065
of which:					
- Commitment to Interbank Deposit Protection Fund	*130,016*	*130,016*	*130,016*	*119,444*	*119,444*
- Other commitments to disburse funds	*4,210,957*	*6,846,879*	*6,846,879*	*9,158,621*	*9,158,621*
Total	**26,715,426**	**24,052,153**	**23,738,305**	**36,172,119**	**35,811,136**

14. UNUSED PORTIONS OF COMMITTED CREDIT LINES

	AMOUNTS AS AT		
	30.06.2003	31.12.2002	30.06.2002
a) Central banks	598,491	1,312,315	629,082
b) Other banks	650,454	1,503,587	1,324,246
Total	**1,248,945**	**2,815,902**	**1,953,328**

15. FORWARD TRANSACTIONS

AMOUNTS AS AT	30.06.2003 RESTATED			31.12.2002 RESTATED		
TRANSACTION CATEGORIES	HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
1. Trades	**30,654,666**	**37,906,473**	**3,999**	**23,931,843**	**27,285,751**	**-**
1.1 Securities	-	13,277,980	3,999	1,854	3,467,181	-
- purchases	-	*5,798,403*	*3,999*	*925*	*1,177,276*	-
- sales	-	*7,479,577*	-	*929*	*2,289,905*	
1.2 Currencies	30,654,666	24,628,493	-	23,929,989	23,818,570	-
- currencies against currencies	*7,005,566*	*1,839,790*	-	*2,460,828*	*1,298,137*	-
- purchases against euro	*20,889,477*	*11,481,517*	-	*18,498,908*	*11,192,725*	-
- sales against euro	*2,759,623*	*11,307,186*	-	*2,970,253*	*11,327,708*	-
2. Deposits and loans	**526,358**	**8,075,453**	**4,601,126**	**73,797**	**2,848,030**	**5,534,496**
- to be disbursed	*526,358*	*3,807,500*	*1,015,556*	*59,275*	*1,777,742*	*3,672,364*
- to be received	-	*4,267,953*	*3,585,570*	*14,522*	*1,070,288*	*1,862,132*
3. Derivatives	**90,130,140**	**1,613,621,131**	**4,023,967**	**97,493,536**	**982,509,766**	**4,018,039**
3.1 With exchange of principal	1,145,796	50,337,106	428	6,150,207	48,355,325	458
a) Securities	830,384	4,945,686	-	996,502	4,256,026	-
- purchases	-	*2,271,306*	-	*10,279*	*2,077,583*	
- sales	*830,384*	*2,674,380*	-	*986,223*	*2,178,443*	
b) Currencies	315,412	45,347,954	-	5,006,378	42,822,977	-
- currencies against currencies	*225,664*	*1,300,270*	-	*4,179,709*	*2,470,044*	-
- purchases against euro	*10,000*	*21,674,567*	-	*176,475*	*20,350,086*	-
- sales against euro	*79,748*	*22,373,117*	-	*650,194*	*20,002,847*	-
c) Other assets	-	43,466	428	147,327	1,276,322	458
- purchases	-	*128*	-	-	*761,709*	-
- sales	-	*43,338*	*428*	*147,327*	*514,613*	*458*
3.2 Without exchange of principal	88,984,344	1,563,284,025	4,023,539	91,343,329	934,154,441	4,017,581
a) Currencies	69,510	176,158	63,872	112,943	367,860	3,329
- currencies against currencies	-	*2,916*	-	*108,514*	-	-
- purchases against euro	*15,334*	*69,119*	*51,357*	*2,948*	*186,051*	*1,481*
- sales against euro	*54,176*	*104,123*	*12,515*	*1,481*	*181,809*	*1,848*
b) Other assets	88,914,834	1,563,107,867	3,959,667	91,230,386	933,786,581	4,014,252
- purchases	*38,510,295*	*756,362,348*	*138,411*	*48,004,147*	*441,507,797*	*338,389*
- sales	*50,404,539*	*806,745,519*	*3,821,256*	*43,226,239*	*492,278,784*	*3,675,863*
Total	**121,311,164**	**1,659,603,057**	**8,629,092**	**121,499,176**	**1,012,643,547**	**9,552,535**

Currency trades and derivatives were not eliminated from intra-group dealings as this would have been excessively burdensome.

31.12.2002 HISTORICAL			30.6.2002 RESTATED			30.06.2002 HISTORICAL		
HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
23,931,843	**27,109,352**	**-**	**15,500,658**	**32,544,203**	**25,345**	**15,500,658**	**32,293,970**	**25,345**
1,854	3,465,326	-	-	8,044,800	-	-	7,997,461	-
925	*1,175,486*	-	-	*3,987,490*	-	-	*3,959,674*	-
929	*2,289,840*	-	-	*4,057,310*	-	-	*4,037,787*	-
23,929,989	23,644,026	-	15,500,658	24,499,403	25,345	15,500,658	24,296,509	25,345
2,460,828	*1,246,562*	-	*2,147,995*	*2,558,676*	-	*2,147,995*	*2,501,236*	-
18,498,908	*11,165,601*	-	*10,329,695*	*10,718,543*	*11,861*	*10,329,695*	*10,670,473*	*11,861*
2,970,253	*11,231,863*	-	*3,022,968*	*11,222,184*	*13,484*	*3,022,968*	*11,124,800*	*13,484*
34,000	**2,848,030**	**5,534,496**	**94,778**	**17,555,409**	**3,748,669**	**-**	**17,555,409**	**3,748,669**
34,000	*1,777,742*	*3,672,364*	*41,312*	*10,434,343*	*1,043,047*	-	*10,434,343*	*1,043,047*
-	*1,070,288*	*1,862,132*	*53,466*	*7,121,066*	*2,705,622*	-	*7,121,066*	*2,705,622*
97,450,920	**982,019,124**	**4,017,581**	**98,343,735**	**768,843,249**	**5,418,342**	**98,296,220**	**768,426,568**	**5,417,884**
6,150,207	47,946,422	-	10,030,368	61,840,464	458	10,030,368	61,503,942	-
996,502	4,016,339	-	529,685	8,277,318	-	529,685	8,021,442	-
10,279	*1,941,324*	-	-	*3,726,509*	-	-	*3,577,651*	-
986,223	*2,075,015*	-	*529,685*	*4,550,809*	-	*529,685*	*4,443,791*	-
5,006,378	42,663,903	-	8,662,010	53,563,005	-	8,662,010	53,482,359	-
4,179,709	*2,412,448*	-	*4,801,327*	*1,638,387*	-	*4,801,327*	*1,620,901*	-
176,475	*20,283,083*	-	*1,830,222*	*26,337,650*	-	*1,830,222*	*26,299,850*	-
650,194	*19,968,372*	-	*2,030,461*	*25,586,968*	-	*2,030,461*	*25,561,608*	-
147,327	1,266,180	-	838,673	141	458	838,673	141	-
-	*751,567*	-	*3,695*	*141*	-	*3,695*	*141*	-
147,327	*514,613*	-	*834,978*	-	*458*	*834,978*	-	-
91,300,713	934,072,702	4,017,581	88,313,367	707,002,785	5,417,884	88,265,852	706,922,626	5,417,884
112,943	367,860	3,329	62,647	152,339	51,589	62,647	152,339	51,589
108,514	-	-	-	-	-	-	-	-
2,948	*186,051*	*1,481*	*21,900*	*70,714*	*40,747*	*21,900*	*70,714*	*40,747*
1,481	*181,809*	*1,848*	*40,747*	*81,625*	*10,842*	*40,747*	*81,625*	*10,842*
91,187,770	933,704,842	4,014,252	88,250,720	706,850,446	5,366,295	88,203,205	706,770,287	5,366,295
48,004,147	*441,475,710*	*338,389*	*45,289,658*	*351,318,624*	*623,532*	*45,289,658*	*351,284,555*	*623,532*
43,183,623	*492,229,132*	*3,675,863*	*42,961,062*	*355,531,822*	*4,742,763*	*42,913,547*	*355,485,732*	*4,742,763*
121,416,763	**1,011,976,506**	**9,552,077**	**113,939,171**	**818,942,861**	**9,192,356**	**113,796,878**	**818,275,947**	**9,191,898**

16. ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES AND OTHER EQUITY INVESTMENTS

	ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES			ASSET AND LIABILITY POSITIONS WITH OTHER EQUITY INVESTMENTS		
	AMOUNTS AS AT			AMOUNTS AS AT		
	30.06.2003	31.12.2002	30.06.2002	30.06.2003	31.12.2002	30.06.2002
A) Assets						
1. Loans to banks	-	-	4,008	2,899,108	2,669,908	904,404
of which: subordinated portion	-	-	-	-	-	-
2. Loans to financial institutions	16,312	7,805	953	1,850,230	1,479,659	1,096,007
of which: subordinated portion	-	-	-	*5,603*	*7,333*	*7,333*
3. Loans to other customers	124,520	119,632	80,710	978,396	1,000,047	456,306
of which: subordinated portion	-	-	-	-	-	-
4. Bonds and other debt securities	-	-	-	75,691	382,119	604,748
of which: subordinated portion	-	-	-	*5,229*	*14,428*	*13,663*
Total Assets	**140,832**	**127,437**	**85,671**	**5,803,425**	**5,531,733**	**3,061,465**
B) Liabilities						
1. Due to banks	-	-	10,641	3,574,699	1,442,295	157,549
2. Due to financial institutions	14,600	3,322	2,010	678,864	171,871	94,853
3. Due to other customers	127,266	178,071	232,677	318,480	485,733	478,748
4. Securities in issue	-	-	-	-	-	-
5. Subordinated debt	-	-	-	-	-	-
Total liabilities	**141,866**	**181,393**	**245,328**	**4,572,043**	**2,099,899**	**731,150**
C) Guarantees and commitments						
1. Guarantees given	8,927	14,057	20,038	391,263	496,791	157,459
2. Commitments	4,991	13,387	1,947	777,688	312,473	188,630
Total Guarantees and Commitments	**13,918**	**27,444**	**21,985**	**1,168,951**	**809,264**	**346,089**

The **assets, liabilities, guarantees and commitments** outstanding as at 30.6.03 with **Group companies** that are not fully consolidated, and those with **companies subject to significant influence**, based on the stake held, break down as follows:

GROUP COMPANIES

NAME	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
	-	-	-	-
2) Transactions with financial institutions				
Auges S.p.A. (in liquidation)	-	211	-	-
Locat Leasing d.o.o.	16,000	2		
Pekao Financial Services Sp Zo.o	312	268		223
Pekao Uslugi Korporacyjne S.A.	-	-	-	-
Sviluppo Nord Ovest S.G.R.p.A.	-	1,468	-	-
ZB Asset Management a.s.	-	1,702	64	-
ZB Trust Investicni Spolecnost a.s.	-	46	-	-
Xelion Doradcy Finansowi Sp.zo.o.	-	10,308	46	-
Ventura Finance S.p.A.	-	595	-	-
	16,312	**14,600**	**110**	**223**
3) Transactions with other customers				
BDK Consulting	47	-	-	-
Cassa e Assicurazioni S.p.A. (in liquidation)	-	110	-	-
Centar Gradski Podrum d.o.o.	3,187	146	-	-
Fabryka Maszyn Sp.zo.o.	80	3	-	-
Central Kaptol d.o.o.	25,390	372	-	1,200
Conrit Servizi s.r.l.	-	13	-	-
I-Faber S.p.A.	43	1,085	611	-

(Group Companies, continued)

NAME	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
Istraturist Umag Hotelijerstvo I Turiza	13,054	702	815	2,788
Lipa d.d.	-	126	-	-
Locat Rent S.p.A.	60,124	2,868	162	-
Marketing Zagrebacke Bamke d.o.o.	-	551	-	15
Medtrade d.o.o. (in liquidation)	-	1	-	-
Pekao Development SP. Z.o.o.	9,064	2,502	-	765
Polonit Sp.zo.o	112		-	-
PPOW Tolkmicko Sp.zo.o.	-	1	-	-
RI.PO. S.r.l.	12,034	2,529	7,200	-
Trinity Management Sp. zo.o	-	54	-	-
UniCredit Consulting S.r.l.	-	576	-	-
UNI IT S.r.l.	16		-	-
UniCredit Assicura S.r.l.	1,363	107,496	-	-
UniCredit Broker S.p.A.	6	1,928	-	-
UniCredit International Services UNICIIS S.r.l.	-	33	-	-
Vivacity S.p.a.	-	4,405	29	-
Zaslaw ZPIN Sp.zo.o	-	2	-	-
Zane BH d.o.o.	-	40	-	-
Zaba Turizam d.o.o.	-	1,723	-	-
	124,520	**127,266**	**8,817**	**4,768**
4) Bonds and other debt securities				
	-	-	-	-
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
Total	**140,832**	**141,866**	**8,927**	**4,991**

COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE

NAME	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
Banca Cassa di Risparmio di Savigliano S.p.A.	8,734	3,893	25	36
Cassa di Risparmio di Bra S.p.A.	18,764	15,557	491	-
Cassa di Risparmio di Fossano S.p.A.	11,020	7,335	177	-
Cassa di Risparmio di Saluzzo S.p.A.	18,101	5,794	23	-
	56,619	**32,579**	**716**	**36**
2) Transactions with financial institutions				
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim	1,914	-	-	-
Allianz Zb d.o.o. Drustvo Za Upravljanje Obvznim	-	286	-	35
Cassa di Liquidazione e Garanzia S.p.A.	-	121	-	-
Ceasky Leasing Spol S.r.o.	13,403	1	-	5,517
Jupiter NFI S.A.	-	120	-	-
La Compagnie Fiduciarie S.p.A. (in liquidation)	-	53	-	-
LISEURO S.p.A.	10,848	-	-	-
Milano Innovazione S.G.R. S.p.A.	-	298	-	-
Società Friulana Esazioni Tributi S.F.E.T.S.p.A.	-	102	-	-
	24,251	**2,895**	**-**	**5,552**
3) Transactions with other customers				
Allianz Zagreb Dionicko Drustvo Za Osiguranje	-	998	-	76
ARGENTEA S.p.A.	-	269	93	-
AUTOSTRADA BS-VR-VI-PD S.p.A.	-	8,720	9	-
Commercial Union Vita S.p.A.	1,397	53,424	49,000	-
CONSORZIO CA.RI.CE.SE.	522			-
CreditRAS Assicurazioni S.p.A.	-	146	300	-
CreditRas Vita S.p.A.	16,567	27,403	-	-
Fabryka Sprzetu Okretowego	349	82	-	-
Grifo Insurance Brokers S.r.l.	-	665	-	-
Grupa Inwestycyjna Nywing S.A.	11,096	13	-	-
Hotel Jean IIISobieski Sp.zo.o	8,919	4	-	-
Immobiliare Lombarda S.p.A.	102,700	179	-	-
Iniziative Urbane S.p.A.	13,765	644	634	-
Selezione Terza S.r.l	46,000	1,225	49	-
Serin S.r.l.	-	71	-	-
Tomtex S.A.	-	16	-	-
ZPC Sp.zo.o	-	30	-	-
	201,315	**93,889**	**50,085**	**76**
4) Bonds and other debt securities				
Tomtex S.A.	322	-	-	-
	322	-	-	-
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
	-	-	-	-
Total	**282,507**	**129,363**	**50,801**	**5,664**

17. SEGREGATED ACCOUNTS

	AMOUNTS AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
Securities managed on behalf of customers, at market value	42,579,568	40,997,781	40,887,889	53,288,010	53,176,210

18. REGULATORY CAPITAL AND PRUDENTIAL REQUIREMENTS

In accordance with Banca d'Italia directives concerning transparency, the following Table details capital for regulatory purposes and prodential requirements, for which the final figures are transmitted to Banca d'Italia after approval of the Interim Report.

	AMOUNTS AS AT		
CATEGORIES/AMOUNTS	30.06.2003	31.12.2002	30.06.2002
A. Capital for regulatory purposes			
A.1 Patrimonio di base (tier 1)	11,136,899	10,775,916	10,596,639
A.2 Tier 1 capital	5,174,022	5,300,804	5,573,535
A.3 Items to be deducted	441,742	506,528	362,910
A.4 Capital for regulatory purposes	**15,869,179**	**15,570,192**	**15,807,264**
B. Prudential regulatory requirements* **			
B.1 Credit risks	9,782,035	9,282,720	9,709,929
B.2 Market Risks	1,610,379	1,406,661	1,334,883
of which: - Trading portfolio risks	*1,408,837*	*1,222,668*	*1,178,051*
- Exchange risks	*200,234*	*183,135*	*148,417*
B.2.1 Tier 3 subordinated bonds	599,702	599,562	599,420
B.3 Other prudential requirements	160,550	186,280	195,117
B.4 Total prudential requirements	**11,552,964**	**10,875,661**	**11,239,929**
C. Risk assets and regulatory ratios			
C.1 Risk-weighted assets**	**144,412,050**	**135,945,763**	**140,499,113**
C.2 Tier 1 capital/Risk-weighted assets	7.71%	7.93%	7.54%
C.3 Capital for regulatory purposes/Risk-weighted assets	11.40%	11.89%	11.68%

Note **: Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.
***: Data for the period are estimates.

Part D
Notes to the Interim Accounts -
Profit and Loss Account

Part D - Notes to the Interim Accounts - Profit and Loss Account

(Amounts in thousands of €)

1. COMPOSITION OF INTEREST

1.1 Interest Income and Similar Revenues (Item 10 of Profit and Loss Account)

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
a) On loans to banks	420,550	498,402	447,946	929,171	840,283
of which: - on loans to central banks	*43,265*	*47,814*	*31,023*	*88,799*	*72,136*
b) On loans to customers	3,496,566	3,767,814	3,659,613	7,486,136	7,293,915
c) On debt securities	948,729	902,417	838,955	1,787,077	1,660,660
d) Other interest income	11,092	67,841	66,889	133,660	131,864
e) Positive balances of hedging transaction differentials	-	-	-	-	-
Total	**4,876,937**	**5,236,474**	**5,013,403**	**10,336,044**	**9,926,722**

1.2 Interest Expense and Similar Charges (Item 20 of Profit and Loss Account)

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
a) On amounts due to banks	537,323	663,040	642,256	1,319,036	1,283,126
b) On amounts due to customers	789,333	1,099,247	987,363	2,162,961	1,955,261
c) On securities in issue	437,709	563,835	563,777	1,011,172	1,011,085
of which: certificates of deposit	*187,050*	*225,916*	*225,916*	*364,000*	*364,000*
d) On deposits received in administration	120	81	81	373	373
e) On subordinated debt	182,355	192,597	191,730	395,078	393,647
f) Negative balances of hedging transaction differentials	459,917	151,968	151,169	373,498	372,046
Total	**2,406,757**	**2,670,768**	**2,536,376**	**5,262,118**	**5,015,538**

2. INTEREST RECEIVED AND PAID ON CURRENCY ASSETS AND LIABILITIES

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
Interest income and similar revenues on assets in foreign currencies	1,174,550	1,375,093	1,198,295	2,989,806	2,602,621
Interest expense and similar charges on liabilities in foreign currencies	759,165	996,850	850,098	1,683,301	1,448,449

3. COMMISSIONS

3.1 Item 40 "Commission Income"

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
a) Guarantees given	**55,401**	**67,429**	**60,945**	**123,325**	**111,975**
b) Loan-related derivatives	**728**	**46**	**46**	**989**	**989**
c) Administration, brokerage and consultancy services:	**1,166,944**	**1,242,697**	**1,232,022**	**2,275,576**	**2,255,508**
1. Security dealing	21,615	39,599	37,747	63,014	59,301
2. Currency dealing	37,335	41,349	40,682	84,882	84,772
3. Segregated accounts:	551,558	676,391	668,846	1,260,320	1,245,357
3.1. Individual	*65,096*	*106,188*	*104,142*	*186,045*	*181,994*
3.2. Collective	*486,462*	*570,203*	*564,704*	*1,074,275*	*1,063,363*
4. Custody and administration of securities	32,600	32,871	32,638	59,861	59,328
5. Depository bank	11,353	8,846	8,846	29,777	29,777
6. Placement of securities	215,770	200,553	200,553	323,140	323,140
7. Acceptance of trading instructions	51,256	46,317	46,317	93,703	93,703
8. Consultancy activities	1,456	613	586	2,505	2,452
9. Distribution of third party services:	244,001	196,158	195,807	358,374	357,678
9.1. Segregated accounts:	*4,143*	*32,438*	*32,438*	*43,031*	*43,031*
a) individual	*1,569*	*30,934*	*30,934*	*36,490*	*36,490*
b) collective	*2,574*	*1,504*	*1,504*	*6,541*	*6,541*
9.2. Insurance products	*234,053*	*162,422*	*162,116*	*307,774*	*307,167*
9.3. Other products	*5,805*	*1,298*	*1,253*	*7,569*	*7,480*
d) Collection and payment services	**285,769**	**293,344**	**263,377**	**614,305**	**592,917**
e) Servicing for securitisation transactions	**8,193**	**5,642**	**5,642**	**15,208**	**15,208**
f) Tax collection services	**66,775**	**49,166**	**49,166**	**117,273**	**117,273**
g) Other services	**369,894**	**315,966**	**324,581**	**633,820**	**626,098**
of which: - Loans made	*264,526*	*207,961*	*198,850*	*438,673*	*382,158*
- Securities services	*3,541*	*10,926*	*10,874*	*10,165*	*10,002*
- Rental of safe deposit boxes	*3,757*	*4,193*	*4,193*	*7,612*	*7,612*
- Refunds and sundry recoveries	*7,436*	*3,018*	*17,190*	*12,968*	*12,219*
- Foreign transactions and services	*8,928*	*12,527*	*9,418*	*23,862*	*23,487*
- Other	*81,706*	*77,341*	*84,056*	*140,540*	*190,620*
Total	**1,953,704**	**1,974,290**	**1,935,779**	**3,780,496**	**3,719,968**

3.1.1 Details of Item 40 "Commission Income": "Distribution Channels for Products and Services"

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
At the Group's branches:	**451,852**	**690,285**	**682,389**	**1,242,812**	**1,227,153**
1. Segregated accounts	58,032	341,585	334,040	631,431	616,468
2. Placement of securities	168,038	159,067	159,067	269,837	269,837
3. Third party services and products	225,782	189,633	189,282	341,544	340,848
Off-site distribution:	**559,477**	**382,817**	**382,817**	**699,022**	**699,022**
1. Segregated accounts	493,526	334,806	334,806	628,889	628,889
2. Placement of securities	47,732	41,486	41,486	53,303	53,303
3. Third party services and products	18,219	6,525	6,525	16,830	16,830
Total	**1,011,329**	**1,073,102**	**1,065,206**	**1,941,834**	**1,926,175**

3.2 Item 50 "Commission Expense"

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
a) Guarantees received	**2,727**	**4,737**	**4,704**	**10,120**	**10,063**
b) Loan-related derivatives	**2,507**	**2,363**	**2,363**	**4,838**	**4,838**
c) Administration and brokerage services:	**126,709**	**168,712**	**167,871**	**221,369**	**219,779**
1. Security dealing	5,465	9,608	8,932	13,847	12,566
2. Currency dealing	1,052	1,226	1,196	3,200	3,157
3. Segregated accounts:	7,032	7,519	10,072	15,185	15,031
3.1. Group portfolio	*3,070*	*548*	*548*	*1,650*	*1,650*
3.2. Third party portfolio	*3,962*	*6,971*	*9,524*	*13,535*	*13,381*
4. Custody and administration of securities	4,524	9,111	9,083	13,379	13,317
5. Placement of securities	51,492	87,644	85,010	72,336	72,336
6. Off-site distribution of securities, products and services	57,144	53,604	53,578	103,422	103,372
d) Collection and payment services	**71,323**	**64,042**	**53,982**	**154,968**	**136,264**
e) Other services	**131,107**	**85,010**	**82,141**	**164,885**	**159,396**
of which: - Loans received	*39,087*	*5,833*	*1,654*	*26,825*	*4,464*
- Securities services	*2,347*	*1,715*	*1,715*	*5,273*	*5,273*
- Rental of safe deposit boxes	-	*5*	*5*	*7*	*7*
- Foreign transactions and services	*2,206*	*2,071*	*1,857*	*4,687*	*4,512*
- Insurance products	-	-	-	-	-
- Other	*87,467*	*75,386*	*76,910*	*128,093*	*145,140*
Total	**334,373**	**324,864**	**311,061**	**556,180**	**530,340**

4. TRADING PROFITS - FIRST HALF 2003

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
Securities transactions	163,591	57,056	42,481	302,352	288,241
Currency transactions	137,217	154,946	160,033	258,836	263,278
Other transactions	484,054	403,102	405,304	496,076	497,826
Total	**784,862**	**615,104**	**607,818**	**1,057,264**	**1,049,345**

Trading profits (losses) - first half 2003 - in detail

ITEMS/TRANSACTIONS	SECURITIES TRANSACTIONS	FOREX TRANSACTIONS	OTHER TRANSACTIONS	TOTAL
A.1 Revaluations	654,720	xxx	15,725,180	16,379,900
A.2 Writedowns	- 590,837	xxx	- 15,091,067	- 15,681,904
B. Other profits/losses	99,708	137,217	- 150,059	86,866
Totals	**163,591**	**137,217**	**484,054**	**784,862**
1. Government securities	67,449			
2. Other debt securities	71,422			
3. Equity securities	468,221			
4. Derivative contracts on securities	- 443,501			

Note: xxx = not applicable.

5. COMPOSITION OF ADMINISTRATIVE EXPENSES

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
a) Payroll	**1,639,139**	**1,573,884**	**1,562,196**	**3,188,372**	**3,159,658**
- Wages and salaries	1,183,138	1,133,310	1,111,317	2,283,528	2,246,909
- Social security contributions	304,307	311,010	307,656	598,552	592,173
- Severance pay	71,602	69,054	68,641	139,826	139,118
- Pensions and similar benefits	46,879	23,159	23,044	98,363	98,151
- Other costs	33,213	37,351	51,538	68,103	83,307
b) Other administrative expenses:	**961,845**	**953,803**	**900,074**	**1,945,474**	**1,862,912**
- Indirect taxes and duties	127,279	140,278	138,552	284,690	280,235
- Miscellaneous costs and expenses	834,566	813,525	761,522	1,660,784	1,582,677
Total (a+b)	**2,600,984**	**2,527,687**	**2,462,270**	**5,133,846**	**5,022,570**

Miscellaneous costs and expenses:

Compensation paid to external consultants	78,359	81,319	80,889	195,620	192,707
Insurance	27,132	25,805	15,841	42,193	33,993
Advertising	61,121	65,446	61,074	122,924	114,847
Security	33,410	40,804	44,790	78,804	82,665
- Internal and external surveillance of premises	*18,237*	*19,952*	*19,639*	*38,968*	*38,454*
- Transport and safekeeping of valuables and documents	*15,173*	*20,852*	*25,151*	*39,836*	*44,211*
Various services rendered by third parties	136,664	109,850	94,684	248,815	234,877
Expenses relating to premises	171,838	159,551	152,926	319,074	309,587
- Rentals	*101,280*	*95,952*	*91,238*	*196,546*	*190,006*
- Maintenance of premises	*19,743*	*15,350*	*15,315*	*29,614*	*29,362*
- Cleaning of premises	*17,197*	*16,191*	*15,380*	*30,844*	*29,622*
- Utilities	*33,618*	*32,058*	*30,993*	*62,070*	*60,597*
- Maintenance and lease rentals for furniture and equipment	*89,450*	*86,532*	*85,676*	*177,641*	*176,737*
- Repair and maintenance of furniture,machinery and equipment	*34,778*	*36,149*	*35,442*	*74,485*	*73,770*
- Lease of electronic equipment and software	*54,672*	*50,383*	*50,234*	*103,156*	*102,967*
Postal, telecom and office supplies	120,494	121,631	115,622	247,018	236,253
- Postage, telephone, telegraph and telex	*92,558*	*92,776*	*87,474*	*189,075*	*180,228*
- Printing and stationery	*21,854*	*20,103*	*19,498*	*41,383*	*39,820*
- Various office supplies	*6,082*	*8,752*	*8,650*	*16,560*	*16,205*
Travel expense including hire	34,267	34,455	26,423	70,352	57,827
- Travel expenses	*25,524*	*26,970*	*21,248*	*53,860*	*45,810*
- Various hire charges	*8,743*	*7,485*	*5,175*	*16,492*	*12,017*
Credit information and enquiries	7,680	8,658	10,769	19,342	18,957
Other	74,151	79,474	72,828	139,001	124,227
- Remuneration and fees paid to directors and statutory auditors	*8,365*	*8,909*	*8,164*	*16,369*	*14,789*
- Donations	*2,063*	*2,595*	*1,962*	*5,597*	*5,063*
- Other	*63,723*	*67,970*	*62,702*	*117,035*	*104,375*
Total	**834,566**	**813,525**	**761,522**	**1,660,784**	**1,582,677**

6. EXTRAORDINARY INCOME AND CHARGES

6.1 Extraordinary Income (Composition of Item 190)

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
Profits on sales of:	**55,049**	**48,334**	**47,883**	**224,831**	**223,936**
- Property	4,140	5,044	4,823	101,264	100,805
- Investment securities	11,629	11,536	11,536	12,585	12,585
- Equity investments	35,205	30,757	30,757	76,086	94,066
- Other assets	4,075	997	767	19,018	15,878
- Fully consolidated equity investments	-	-	-	15,878	602
Contingent gains and reversal of liabilities:	**132,354**	**163,226**	**157,819**	**386,501**	**379,656**
- Surpluses from prior year provisions	57,578	64,710	64,488	217,208	216,747
- Reversal of liabilities due to write-offs	11,300	16,661	16,661	9,243	9,243
- Recoveries of assets written off	347	2,219	405	6,847	3,713
- Deferred tax assets related to prior periods	3,049	6,027	6,027	15,379	15,379
- Miscellaneous	60,080	73,609	70,238	137,824	134,574
Total	**187,403**	**211,560**	**205,702**	**611,332**	**603,592**

6.2 Extraordinary charges (Composition of Item 200)

	FIRST HALF			2002	
	2003	2002 RESTATED	2002 HISTORICAL	RESTATED	HISTORICAL
Losses on sales of:	**7,876**	**14,779**	**14,739**	**34,053**	**33,445**
- Property	396	1,297	1,283	2,078	2,078
- Investment securities	3,364	227	227	234	234
- Equity investments	3,500	5,189	5,163	9,287	8,679
- Other financial fixed assets	-	-	-	20,952	20,952
- Other assets	616	8,066	8,066	1,502	1,502
Contingent losses and reversal of assets:	**109,979**	**52,288**	**52,023**	**212,060**	**211,610**
- Payroll costs due to separation bonuses	12,099	6,958	6,958	29,090	29,090
- Losses from miscellaneous risks	1,387	4,587	4,587	27,202	27,202
- Deferred taxes related to prior periods	35,559	5,383	5,380	40,203	40,134
- Miscellaneous	60,934	35,360	35,098	115,565	115,184
Total	**117,855**	**67,067**	**66,762**	**246,113**	**245,055**

Part E
Other Information on the Group

Part E
Other Information on the Group

1. AVERAGE NUMBER OF EMPLOYEES

	FIGURES AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
Average number of employees	68,857	69,782	67,198	70,134	66,925

The number of employees indicated above is the average number at the end of the current period under consideration and the prior period.

2. NUMBER OF OPERATING BRANCHES

	FIGURES AS AT				
	30.06.2003	31.12.2002 RESTATED	31.12.2002 HISTORICAL	30.06.2002 RESTATED	30.06.2002 HISTORICAL
Bank branches					
Domestic banks					
Units operating in Italy	3,248	3,242	2,972	2,968	2,968
Units operating abroad	9	9	9	9	9
Total a)	**3,257**	**3,251**	**2,981**	**2,977**	**2,977**
Foreign banks					
Pekao Group	820	832	832	836	836
Zagrebacka Group	186	180	180	180	125
Other companies	283	278	183	249	162
Total b)	**1,289**	**1,290**	**1,195**	**1,265**	**1,123**
Total (a+b)	**4,546**	**4,541**	**4,176**	**4,242**	**4,100**

Part F
Scope of Consolidation

Part F - Scope of Consolidation

Part F - Scope of Consolidation

Scope of consolidation

The consolidated report on operations provides combined coverage of the balance sheet, financial condition and operating results as at 30 June 2003 of the UniCredito Italiano Banking Group (Register of Banking Groups, Code No. 3135.1). It includes the Parent Company, companies in which the Parent Company holds a majority of voting rights, directly or indirectly, and companies that are controlled pursuant to provisions of bylaws and agreements of shareholders (dominant influence), which operate in the banking and financial sectors, or which carry out, as their exclusive or main business, an activity, which is complementary to that of the Group companies.

Consolidation is on a line-by-line basis for the accounts of the Parent Company and those companies that belong to the Bank Group (the Pekao, Pioneer and Zagrebacka Groups, as described below, are consolidated on the basis of their respective consolidated accounts), with the exception of:

- companies not operating as at 30.6.03 (valued using the equity method):
  TradingLab Inc., Sviluppo Nord-Ovest S.G.R.p.A., Uni IT S.r.l., Ot Financial Services Nominees Ltd., Zivnostenska Finance B.V..
- companies in liquidation (carried at cost):
  Auges S.p.A. SIM, Agroinvest FPS a.s., Pioneer Funds Management Ltd., Medtrade d.o.o.
- companies which, due to their size, are considered irrelevant for the purposes of the clarity of the accounts pursuant to paragraph 1 of art. 29 of Legislative Decree 87/92.
  These include:
  - companies valued using the equity method
    Locat Leasing d.o.o., Xelion Doradcy Finansowi Sp.Zo.o. (ez Pekao Informatyka Sp.Zo.o), UniCredit International Services UNICIIS S.r.l., UniCredit Consulting S.r.l., Ventura Finance S.p.A., Pekao Financial Services Sp. Zo.o., Trinity Management Sp. Zo.o,. Access Sp.Zo.o., Central Poland Fund Llc,, Pioneer Consulting Services S.A., Marketing Zagrebacke Banke d.o.o., Upi Poslovni System d.o.o., Zane BH d.o.o., ZB Asset management A.S., Zb Trust Investicni Spolecnost A.S.,
  - companies carried at cost
    Pracownicze Towarzystwo Emerytalne S.A., Pekao Uslugi Korporacyjne S.A., Zaba d.o.o.

The proportional method of consolidation was used for the accounts of the Koç Finansal Hizmetler Ltd. Group. Orbit Asset Management Limited, which also belongs to the Pioneer Group, is consolidated using the proportional method.

The following equity investments are also included in the scope of consolidation:

- those companies under direct and/or indirect or joint control, which engage in businesses other than banking, financial or ancillary operations;
- those companies in which the direct and/or indirect stake held is between 20 and 50 percent.
  These companies are valued using the equity method.

Companies subject to significant influence but small in size, those to be sold or those not operating, which are valued at cost, are excluded from consolidation.

For the complete list of significant equity investments indicating the respective consolidation methods, see the table entitled "Significant Equity Investments". The list below provides an overview of Group companies:

1. Equity investments consolidated using the line-by-line method

Domestic Credit Institutions

UniCredito Italiano S.p.A.
Banca dell'Umbria 1462 S.p.A.
Cassa di Risparmio di Carpi S.p.A.
UniCredit Banca S.p.A.
UniCredit Banca d'Impresa S.p.A.
UniCredit Private Banking S.p.A.
UniCredit Banca Mobiliare S.p.A.
TradingLab Banca S.p.A.
Banca Mediocredito S.p.A.
UniCredito Gestione Crediti S.p.A.
Adalya Banca Immobiliare S.p.A.
(currently UniCredit Banca per la Casa S.p.A.)
UniCredit Xelion Banca S.p.A.
(formerly Xelion Banca S.p.A.)
Clarima Banca S.p.A.

Domestic Financial Companies

Cordusio Società Fiduciaria per Azioni
CreditRas Previdenza S.p.A. I.M.
UniCredit Fondi S.G.R. p.A.
Locat S.p.A.
UniCredit Factoring S.p.A.
Uniriscossioni S.p.A.
Fida Sim S.p.A.
F.R.T. Fiduciaria Risparmio Torino Sim S.p.A.
UniCredit Private Asset Management S.G.R.p.A.
(formerly Rolo Pioneer S.G.R.p.A.)
Grifofactor S.p.A.
S+R Investimenti e Gestioni S.G.R.p.A.
Quercia Funding S.r.l.
Bac Fiduciaria S.p.A.
Banca Agricola Commerciale della
Repubblica di San Marino S.A.

Domestic Ancillary Companies

Cordusio Immobiliare S.p.A.
Quercia Software S.p.A.
Trivimm S.p.A.
UniCredit Audit S.p.A.
UniCredit Produzioni Accentrate S.p.A.
UniCredit Real Estate S.p.A.
UniCredit Servizi Informativi S.p.A.

Non-domestic Credit Institutions

Banque Monegasque de Gestion S.A.
UniCredit (Suisse) Bank S.A.
UniCredito Italiano Bank (Ireland) Plc
Bulbank A.D.
Unibanka A.S.
UniCredit Romania S.A.
Zivnostenska Banka A.S.

Non-domestic Financial Companies

Tyrerescom Ltd
UniCredit Delaware Inc.
Cariverona Ireland Plc
CR Trieste Ireland Ltd
Pioneer Investment Management S.A.
Rolo Pioneer Luxembourg S.A.
Euro Capital Structures Ltd.
UniCredit Capital Italia Advisory Company S.A.
UniCredito Italiano Capital Trust I
UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II
Demir Romlease S.A.

Pekao Group

Bank Pekao S.A.
Bank Pekao (Ukraina) Ltd
Bank Polska Kasa Opieki Tel-Aviv Ltd
Centralny Dom Maklerski Pekao S.A.
Drukbank Sp.z.o.o.
Leasing Fabryczny Sp.Zo.o.
Pekao Faktoring Sp.Zo.o.
Pekao Fundusz Kapitalowy Sp. Zo.o.
Pekao Leasing Sp.Zo.o.
Pekao Pioneer PTE S.A.

Pioneer Group

Pioneer Global Asset Management S.p.A.
Pioneer Investment Management S.G.R. p.A.
Pioneer Alternative Investment Management S.G.R.p.A
Pioneer Alternative Investment Management Ltd
Pioneer Fonds Marketing Gmbh
Pioneer Global Funds Distributor Ltd
Pioneer Global Investments Ltd
Pioneer Asset Management S.A. (formerly Pioneer Institutional Investment Management S.A.)
Pioneer Investment Management Ltd.
Pioneer Pekao Investment Management S.A.
Pioneer Pekao TFI S.A.
Pioneer Investment Management USA Inc.
Pioneer Czech Financial Company Sro
Pioneer Czech Investment Company A.S.
Pioneer Investment Management Inc.
Pioneer Funds Distributor Inc.
Pioneer Investment Management Shareholder Services Inc.
Pioneer Alternative Investments Management (Bermuda) Ltd (formerly Momentum Holdings Ltd)
KI7(7) Limited
Pioneer Alternative Investments UK Ltd (formerly Momentum UK Ltd)
Moriah S.A.
Pioneer Alternative Investments (New York) Ltd (formerly Momentum New York Ltd)
Pioneer Global Investments (UK) Ltd (formerly Momentum Asia (Hong Kong) Ltd)
Pioneer Global Investments (Australia) PTY Ltd (formerly Momentum Australia (PTY) Ltd)
Pioneer Alternative Investments (Israel) Ltd (formerly Special Fund Marketing Israel Ltd)

Zagrebacka Group

Zagrebacka Banka d.d.
Prva Stambena Stedionica d.d.
Universal Banka d.d.
Varazdinska Banka d.d.
Zagrebacka Banka BH d.d.
ZB Brokeri d.o.o.
ZB Invest d.o.o.
Pominvest d.d.
Zagreb Nekretnine d.o.o.

2. Investments consolidated using the proportional method

Pioneer Group

Orbit Asset Management Limited

Koç Group

Koç Finansal Hizmetler A.S.
KoçBank A.S.
KoçLease - Koç Finansal Kiralama A.S.
KoçFaktor - Koç Faktoring Hizmetleri A.S.
Koç Yatirim Menkul Degerler A.S.
KoçBank Nederland N.V
Koç Portfoy Yonetim A.S.
KoçBank (Azerbaijan) Ltd

3. Investments consolidated using the equity method

UniCredit Broker S.p.A. (formerly Broker Credit S.p.A.)
Commercial Union Vita S.p.A.
UniCredit International Services UniCIIS S.r.l.
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Fidia Fondo Interbancario d'Investimento Azionario S.G.R.p.A.
Selezione Terza S.r.l.
S.T.T. S.p.A.
UniCredit Assicura S.r.l. (formerly UniCreditAssicura S.r.l.)
UniCredit Consulting S.r.l.
UniCredit Energia S.c.r.l.
Banca Cassa di Risparmio di Savigliano S.p.A.
Consorzio CA.RI.CE.SE
Cassa di Risparmio di Bra S.p.A.
Cassa di Risparmio di Fossano S.p.A.
Cassa di Risparmio di Saluzzo S.p.A.
Liseuro S.p.A.
Società Friulana Esazione Tributi - S.F.E.T. S.p.A.
S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.

Agrocons Centrum A.S. (in liquidation)
Grifo Insurance Brokers S.r.l.
Immobiliare Lombarda S.p.A.
Locat Rent S.p.A.
Ventura Finance S.p.A.
Locat Leasing d.o.o.
Vivacity S.p.A.
Milano Innovazione S.G.R. S.p.A.
TradingLab Inc.
I-Faber S.p.A.
TLX S.p.A.
E2E Infotech Ltd
Sviluppo Nord-Ovest S.G.R.p.A.
UniCredit ServiceLab S.p.A.
On Investment Services S.r.l.
Demir Securities Romania S.A.
Synesis Finanziaria S.p.A.
Uni IT S.r.l.
ZB – Asset Management A.S.
ZB – Trust Investicni Spolecnost A.S.
Zivnostenska Finance B.V.

Pekao Group
Anica System S.A.
BDK Consulting Ltd
Pekao Development Sp.Zo.o.
Pekao Financial Services Sp.Zo.o.
Xelion Doradcy Finansowi Sp.Zo.o.
(formerly Pekao Informatyka Sp.Zo.o.)
Trinity Management Sp.Zo.o.
Jupiter NFI S.A.
Access Sp. Zo.o.
Central Poland Fund LLC

Grupa Inwestycyjna Nywing S.A.
Hotel Jan III Sobieski Sp.Zo.o.
Krajowa Izba Rozliczeniowa S.A.
Fabryka Maszyn Sp.Zo.o.
Fabryka Sprzetu Okretowego "Meblomor" S.A.
Masters S.A.
Polonit Sp.Zo.o.
Tomtex S.A.
Zaslaw Spin
Zpc Swidnik Sp.Zo.o

Pioneer Group
Pioneer Consulting Services S.A.
Ot Financial Services Nominees Limited

Zagrebacka Group
Allianz Zagreb Dionicko Drustvo Za Osiguranje
Allianz Zb d.o.o. Drustvo Za Upravljanje
Obveznim Mirovinskim Fondom
Allianz Zb d.o.o. Drustvo Za Upravljanje
Dobrovoljnim Mirovinskim Fondom
Centar Gradski Podrum d.o.o.
Centar Kaptol d.o.o.
Istraturist Umag, Hoteliijerstvo I Turizam d.d.
Lipa d.d.
Marketing Zagrebacke Banke d.o.o
Zaba Turizam d.o.o.
Zane BH d.o.o.
Upi Poslovni Sistem d.o.o.

Koç Group
Koç Asset Management S.A.

Consolidation Policies and Principles

The accounting policies and principles of consolidation followed are reported below.

Accounts included in consolidation

The accounts of the Parent Company as at 30 June 2003 and of subsidiaries consolidated using the line-by-line method were used for consolidation, as prepared and approved by the appropriate company bodies prior to the approval of the Group's half-year accounts by the Board of Directors of UniCredito Italiano S.p.A.

As specified above in the section on "Scope of Consolidation", for the consolidation of the Pekao, Pioneer, Zagrebacka and Koç Groups, the respective consolidated accounts of these groups as at 30 June 2003 were used, as restated using the format required by Italian regulations.

The accounts used for line-by-line consolidation and proportional methods were appropriately restated and adjusted to take into account consolidation requirements and, where necessary, revised to standardise them to the Group's accounting principles.

The reports of the main subsidiaries consolidated on a line-by-line basis are subject to limited audit by leading auditing firms.

For the purposes of consolidation, accounts prepared using the "financial method" were used for the Group's leasing operations.

Equity investments were valued using the equity method on the basis of the latest available accounts or accounting statements as at 30 June 2003.

Accounts expressed in foreign currencies were converted on the basis of official exchange rates at the end of the year for consolidation using the line-by-line , proportional and equity methods.

Consolidation of equity investments

The book value of equity investments in subsidiaries included for the first time in consolidation is offset by the corresponding fraction of the shareholders' equity of those companies, and their assets and liabilities are included using the line-by-line or proportional method. The difference resulting from this offset is allocated in the consolidated accounts, where possible, to the asset or liability items of the subsidiary.

Any remaining negative difference is posted to the consolidated balance sheet in the item "negative consolidation differences", and any positive difference is posted to the consolidated balance sheet in the item "positive consolidation differences", to be amortised over a period of 10 years. For those equity investments made and consolidated during the second half of the year, amortisation is calculated as a fraction of the months of ownership out of the total months of the year.

If the negative difference is due to a projection of poor future operating performance of the subsidiary, it is posted to the "consolidation reserve for future risks and charges", which is charged to the consolidated profit and loss account when, and to the extent, this projection materialises.

The operating results of companies being included in, or removed from, the scope of consolidation on a line-by-line basis during the period were included in the Group's consolidated net profit in proportion to the percentage and period held; the difference was allocated to minority interests.

Consolidated reserves also include the differences resulting from the conversion of shareholders' equity (at the official end-of-period exchange rate) expressed in the foreign currencies of the subsidiaries included in consolidation.

For those companies consolidated using the line-by-line or proportional method, consolidation procedures were followed as set forth in Circular No. 166 of the Supervisory Authority for the implementation of Legislative Decree 87/92:

- sum of the items of the individual accounts in accordance with the mandatory formats;
- elimination of balance sheet and profit and loss items arising from intra-group transactions, with the exception of trading profits and losses, and income and charges comparable to interest related to "off balance sheet" transactions, and forward currency and security transactions. These items were not eliminated so as to provide a more precise and accurate representation of the group's various operating and financial situations and the related sources of expenses and revenues. However, these transactions were carried out at market prices;
- elimination of dividends collected within the Group and of writedowns and write-backs on consolidated equity investments;
- elimination of the book value of subsidiaries from the accounts of the parent company against the equity of the subsidiaries, taking into account what was noted above with regard to consolidation differences and changes;
- posting of minority interests, including negative and positive consolidation and net equity differences resulting from the consolidation of indirect equity investments, in the appropriate liability account, with a separate indication in the profit and loss account of the minority portion of net profit. The minority interest in revaluation reserves and the fund for general banking risks are exempt from this procedure. They are maintained as a separate item with a notation of the relevant minority interest.

Changes in the value of the shareholders' equity of subsidiaries corresponding to the stake held that occur in the years following the first application of the consolidation principles, are posted in balance sheet item 170 d, ("other reserves").

Those **equity investments** over which the parent company exercises significant influence, i.e., those in which the equity investment percentage is greater than 20%, and those subsidiaries not consolidated on a line-by-line basis, are consolidated using the equity method.

If book value exceeds the corresponding fraction of shareholders' equity found upon application of the principle, which is attributed to goodwill, it is posted to the balance sheet asset item "positive net equity differences".

If the book value is found to be lower than the corresponding fraction of shareholders' equity, the difference is posted to the item "negative net equity differences", or, when such difference is the result of the projection of changes in the future operating results of the subsidiary, it is posted to sub-item c) "consolidation reserve for future risks and charges" under the item "reserves for risks and charges."

Changes in the net equity of the subsidiary corresponding to the interest held which occur in the years following the year in which the accounting principle is first applied, are posted as follows:

- to the extent of the net income (loss) for the period, in item 170 of the profit and loss account ("profit (loss) from equity investments valued at net equity")
- to the extent of the increase (decrease) in shareholders' equity, in balance sheet item 170 d) ("other reserves").

Significant equity investments as at 30 June 2003

NAME	MAIN OFFICE	OWNERSHIP RELATIONSHIP COMPANY		% HELD
A.Companies included in consolidation				
A.1 Line-by-line method				
1) UNICREDITO ITALIANO S.p.A.	Genoa	Parent Company		
2) UNICREDIT BANCA S.p.A.	Bologna	A1.	1	100.00
3) UNICREDIT BANCA D'IMPRESA S.p.A.	Verona	A1.	1	100.00
4) UNICREDIT PRIVATE BANKING S.p.A.	Turin	A1.	1	100.00
5) BANCA MEDIOCREDITO S.p.A.	Turin	A1.	1	92.23
6) UNICREDIT BANCA MOBILIARE S.p.A	Milan	A1.	1	100.00
7) UNICREDITO GESTIONE CREDITI S.p.A.	Verona	A1.	1	97.81
8) UNICREDIT XELION BANCA S.p.A. (formerly XELION BANCA S.p.A.)	Milan	A1.	1	100.00
9) ADALYA BANCA IMMOBILIARE S.p.A. (currently UNICREDIT BANCA PER LA CASA S.P.A.)	Milan	A1.	2	100.00
10) BANCA DELL'UMBRIA 1462 S.p.A	Perugia	A1.	2	96.46
11) CASSA DI RISPARMIO DI CARPI S.p.A	Carpi	A1.	2	73.81
12) CLARIMA BANCA S.p.A.	Milan	A1.	2	100.00
13) TRADINGLAB BANCA S.p.A.	Milan	A1.	6	100.00
14) BANK PEKAO S.A.	Warsaw	A1.	1	53.17
15) BULBANK A.D.	Sofia	A1.	1	85.20
16) UNICREDIT ROMANIA S.A.	Bucharest	A1.	1	99.84
		A1.	47	..
17) UNIBANKA A.S.	Bratislava	A1.	1	76.29
18) UNICREDITO ITALIANO BANK (IRELAND) PLC	Dublin	A1.	1	100.00
19) ZAGREBACKA BANKA D.D.	Zagreb	A1.	1	81.91
20) ZAGREBACKA BANKA BH D.D.	Mostar	A1.	1	8.55
		A1.	19	79.28
		A1.	28	0.08
21) ZIVNOSTENSKA BANKA A.S.	Prague	A1.	1	95.04
22) BANQUE MONEGASQUE DE GESTION S.A.	Monaco (Montecarlo)	A1.	4	100.00
23) BANK PEKAO (UKRAINA) LTD	Luck	A1.	14	35.00
		A1.	74	35.00
		A1.	96	30.00
24) BANK POLSKA KASA OPIEKI TEL-AVIV LTD	Tel Aviv	A1.	14	99.99
		A1.	96	..
		A1.	74	..
25) PRVA STAMBENA STEDIONICA D.D.	Zagreb	A1.	19	100.00
26) UNICREDIT (SUISSE) BANK S.A.	Lugano	A1.	4	100.00
27) UNIVERSAL BANKA D.D.	Sarajevo	A1.	19	99.60
28) VARAZDINSKA BANKA D.D.	Varazdin	A1.	19	93.80
29) FIDA SIM S.p.A.	Turin	A1.	4	100.00
30) LOCAT S.p.A	Bologna	A1.	1	87.94
31) PIONEER GLOBAL ASSET MANAGEMENT S.p.A	Milan	A1.	1	100.00
32) UNIRISCOSSIONI S.p.A.	Turin	A1.	1	100.00
33) BAC FIDUCIARIA S.p.A.	Dogana (Republic of San Marino)	A1.	54	100.00
34) CORDUSIO Società Fiduciaria per Azioni	Milan	A1.	4	100.00
35) CREDITRAS PREVIDENZA – Società per Azioni di Intermediazione Mobiliare	Milan	A1.	2	50.00

(Significant equity investments, continued)

NAME	MAIN OFFICE	OWNERSHIP RELATIONSHIP COMPANY		% HELD
36) FRT – FIDUCIARIA RISPARMIO TORINO SIM S.p.A.	Turin	A1.	2	100.00
37) GRIFOFACTOR S.p.A.	Perugia	A1.	10	98.00
38) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A	Milan	A1.	31	100.00
39) PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.	Milan	A1.	31	100.00
40) QUERCIA FUNDING S.r.l.	Verona	A1.	3	65.00
41) UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A. (formerly ROLO PIONEER S.G.R.p.A.)	Bologna	A1.	4	100.00
42) S+R INVESTIMENTI E GESTIONI S.g.r.p.A.	Milan	A1.	3	100.00
43) UNICREDIT FACTORING S.p.A.	Milan	A1.	3	100.00
44) UNICREDIT FONDI S.G.R.p.A.	Milan	A1.	2	100.00
45) CARIVERONA IRELAND Plc.	Dublin	A1.	1	100.00
46) CR TRIESTE IRELAND LTD	Dublin	A1.	1	99.99
		A1.	19	0.01
47) DEMIR ROMLEASE S.A.	Bucharest	A1.	1	81.88
48) TYRERESCOM LTD	Dublin	A1.	1	100.00
49) UNICREDIT DELAWARE Inc.	Dover	A1.	1	100.00
50) UNICREDITO ITALIANO FUNDING LLC I	Dover	A1.	1	100.00
51) UNICREDITO ITALIANO FUNDING LLC II	Dover	A1.	1	100.00
52) UNICREDITO ITALIANO CAPITAL TRUST I	Newark	A1.	1	100.00
53) UNICREDITO ITALIANO CAPITAL TRUST II	Newark	A1.	1	100.00
54) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A.	Borgo Maggiore (San Marino)	A1.	4	85.35
55) EURO CAPITAL STRUCTURES LTD	Dublin	A1.	6	52.00
56) PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (BERMUDA) LTD (formerly MOMENTUM HOLDINGS LTD)	Bermuda	A1.	31	100.00
57) PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD (formerly SPECIAL FUND MARKETING ISRAEL LTD)	Raanan, Israel	A1.	56	100.00
58) PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LTD (formerly MOMENTUM AUSTRALIA (PTY) LTD)	Melbourne	A1.	56	100.00
59) PIONEER GLOBAL INVESTMENTS (UK) LTD (formerly MOMENTUM ASIA (HONG KONG) LTD)	Hong Kong	A1.	56	100.00
60) KI7(7) LIMITED	London	A1.	31	100.00
61) PIONEER ALTERNATIVE INVESTMENTS UK LTD (formerly MOMENTUM UK LTD)	London	A1.	60	100.00
62) PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD (formerly MOMENTUM NEW YORK LTD)	Dover, Delaware	A1.	56	100.00
63) MORIAH S.A.	Liberia	A1.	56	100.00
64) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	Dublin	A1.	31	100.00
65) PIONEER ASSET MANAGEMENT S.A. (formerly PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.)	Luxembourg	A1.	31	100.00
66) PIONEER INVESTMENT MANAGEMENT S.A.	Luxembourg	A1.	2	100.00
67) PIONEER INVESTMENT MANAGEMENT LTD	Dublin	A1.	31	100.00
68) PIONEER INVESTMENT MANAGEMENT USA Inc.	Delaware	A1.	31	100.00
69) ROLO PIONEER LUXEMBOURG S.A.	Luxembourg	A1.	2	100.00
70) UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.	Luxembourg	A1.	2	100.00
71) CENTRALNY DOM MAKLERSKI PEKAO S.A.	Warsaw	A1.	14	100.00

(Significant equity investments, continued)

NAME	MAIN OFFICE	OWNERSHIP RELATIONSHIP COMPANY		% HELD
72) LEASING FABRYCZNY SP.ZO.O	Lublin	A1.	14	50.00
73) PEKAO PIONEER PTE S.A.	Warsaw	A1.	14	65.00
		A1.	31	35.00
74) PEKAO FAKTORING SP.ZO.O	Lublin	A1.	14	100.00
75) PEKAO FUNDUSZ KAPITALOWY SP.ZO.O	Lodz	A1.	14	100.00
76) PEKAO LEASING SP.ZO.O	Warsaw	A1.	14	100.00
77) PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	Warsaw	A1.	14	49.00
		A1.	31	51.00
78) PIONEER PEKAO TFI	Warsaw	A1.	77	100.00
79) PIONEER CZECH FINANCIAL COMPANY Sro	Prague	A1.	31	100.00
80) PIONEER CZECH INVESTMENT COMPANY A.S.	Prague	A1.	31	100.00
81) PIONEER FONDS MARKETING GMBH	Munich	A1.	31	100.00
82) PIONEER FUNDS DISTRIBUTOR INC.	Boston	A1.	84	100.00
83) PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd	Hamilton	A1.	31	100.00
84) PIONEER INVESTMENT MANAGEMENT INC.	Wilmington	A1.	68	100.00
85) PIONEER GLOBAL INVESTMENTS LTD.	Dublin	A1.	31	100.00
86) PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	Boston	A1.	68	100.00
87) ZB BROKERI D.O.O.	Zagreb	A1.	19	100.00
88) ZB INVEST D.O.O.	Zagreb	A1.	19	100.00
89) CORDUSIO IMMOBILIARE S.p.A.	Monza	A1.	1	100.00
90) UNICREDIT AUDIT S.p.A.	Milan	A1.	1	100.00
91) UNICREDIT PRODUZIONI ACCENTRATE S.p.A.	Milan	A1.	1	99.01
		A1.	10	0.99
92) UNICREDIT REALE ESTATE S.p.A.	Monza	A1.	1	100.00
93) UNICREDIT SERVIZI INFORMATIVI S.p.A.	Milan	A1.	1	100.00
94) QUERCIA SOFTWARE S.p.A.	Verona	A1.	93	100.00
95) TRIVIMM S.p.A.	Verona	A1.	1	29.00
		A1.	7	48.00
96) DRUKBANK SP.ZO.O	Zamosc	A1.	14	100.00
97) POMINVEST D.D.	Split	A1.	19	88.66
98) ZAGREB NEKRETNINE D.O.O.	Zagreb	A1.	19	100.00

A.2 Proportional method

NAME	MAIN OFFICE	COMPANY		% HELD
1) ORBIT ASSET MANAGEMENT LIMITED	Bermuda	A1.	56	50.00
2) KOÇ FINANSAL HIZMETLER A.S.	Istanbul	A1.	1	50.00
3) KOÇBANK A.S.	Istanbul	A2.	2	49.54
4) KOÇLEASE - KOÇ FINANSAL KIRALAMA A.S.	Istanbul	A2.	2	49.50
5) KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S.	Istanbul	A2.	2	49.96
6) KOÇ YATIRIM MENKUL DEGERLER A.S.	Istanbul	A2.	2	44.96
		A2.	3	4.95
7) KOÇBANK NEDERLAND N.V.	Amsterdam	A2.	2	50.00
8) KOÇ PORTFOY YONETIMI A.S.	Istanbul	A2.	6	49.89
		A2.	3	..
9) KOÇBANK (AZERBAIJAN) LTD	Azerbaijan	A2.	2	39.90
		A2.	4	..
		A2.	6	..

192

(Significant equity investments, continued)

NAME	MAIN OFFICE	OWNERSHIP RELATIONSHIP COMPANY		% HELD
Equity investments valued with the equity method				
1) BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.	Savigliano (CN)	A1.	1	31.01
2) CASSA DI RISPARMIO DI BRA S.p.A.	Bra (CN)	A1.	1	31.02
3) CASSA DI RISPARMIO DI FOSSANO S.p.A	Fossano (CN)	A1.	1	23.08
4) CASSA DI RISPARMIO DI SALUZZO S.p.A	Saluzzo (CN)	A1.	1	31.02
5) COMMERCIAL UNION VITA S.p.A.	Milan	A1.	2	49.00
6) Conzorzio CA.RI.CE.SE	Bologna	A1.	1	33.52
		A1.	2	0.07
		A1.	3	0.07
		A1.	10	0.03
		A1.	54	0.17
7) CREDITRAS ASSICURAZIONI S.p.A.	Milan	A1.	2	50.00
8) CREDITRAS VITA S.p.A.	Milan	A1.	2	50.00
9) FIDIA – Fondo Interbancario d'Investimento Azionario S.G.R.S.p.A.	Milan	A1.	1	25.00
10) GRIFO INSURANCE BROKERS S.r.l.	Perugia	A1.	10	38.41
11) I-FABER S.p.A.	Milan	A1.	3	71.00
12) IMMOBILIARE LOMBARDA S.p.A.	Milan	A1.	1	11.16
		A1.	3	19.81
13) LISEURO S.p.A.	Udine	A1.	1	35.11
14) LOCAT RENT S.P.A	Milan	A1.	30	50.00
15) MILANO INNOVAZIONE S.G.R. S.p.A.	Milan	A1.	1	33.30
16) ON INVESTMENT SERVICES S.r.l.	Milan	A1.	1	100.00
17) SELEZIONE TERZA S.r.l.	Milan	A1.	1	50.00
18) SYNESIS FINANZIARIA S.p.A.	Turin	A1.	1	25.00
19) SOCIETA' FRIULANA ESAZIONE TRIBUTI S.F.E.T. S.p.A.	Udine	A1.	1	33.33
20) S.T.T. S.p.A.	Verona	A1.	1	56.67
21) SVILUPPO NORD-OVEST S.G.R.p.A.	Turin	A1.	3	80.00
22) UNICREDIT ASSICURA S.r.l. (formerly UNICREDITASSICURA S.r.l.)	Milan	A1.	2	100.00
23) UNICREDIT BROKER S.p.A. (formerly BROKER CREDIT S.p.A.)	Milan	A1.	3	100.00
24) UNICREDIT CONSULTING S.r.l.	Milan	A1.	4	100.00
25) UNICREDIT ENERGIA S.C.R.L.	Milan	A1.	1	96.00
26) UNICREDIT INTERNATIONAL SERVICES UNICIIS S.r.l.	Rome	A1.	3	97.42
27) UNICREDIT SERVICELAB S.p.A.	Milan	A1.	3	100.00
28) UNI IT S.r.l.	Lavis (TN)	A1.	91	51.00
29) TLX S.p.A.	Milan	A1.	13	100.00
30) VIVACITY S.p.A.	Rome	A1.	2	100.00
31) VENTURA FINANCE S.p.A.	Turin	A1.	3	99.40
32) ACCESS SP.ZO.O	Warsaw	A1.	14	55.26
33) AGROCONS CENTRUM A.S. (in liquidation)	Bratislava	A1.	17	82.55
34) ALLIANZ ZAGREB DIONICKO DRUSTVO ZA OSIGURANJE	Zagreb	A1.	19	47.95
35) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM	Zagreb	A1.	19	49.00
36) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM	Zagreb	A1.	19	49.00
37) ANICA SYSTEM S.A.	Lublin	A1.	75	34.52
38) BDK CONSULTING LTD	Luck	A1.	23	99.99
39) CENTAR GRADSKI PODRUM D.O.O.	Zagreb	A1.	19	100.00

(Significant equity investments, continued)

NAME	MAIN OFFICE	OWNERSHIP RELATIONSHIP COMPANY		% HELD
40) CENTAR KAPTOL D.O.O	Zagreb	A1.	19	100.00
41) CENTRAL POLAND FUND LLC	Wilmington	A1.	14	53.19
42) DEMIR SECURITIES ROMANIA S.A.	Bucharest	A1.	16	49.50
43) E2E INFOTECH LTD	London	A1.	13	34.00
44) FABRYKA MASZYN SP.ZO.O.	Janov Lubelski	A1.	75	86.68
45) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.	Czarnkow	A1.	75	23.81
46) GRUPA INWESTYCYJNA NYWIG S.A.	Warsaw	A1.	14	24.60
47) HOTEL JAN III SOBIESKI SP.ZO.O.	Warsaw	A1.	14	37.50
48) ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.	Umag	A1.	19	71.80
49) JUPITER NFI S.A.	Warsaw	A1.	14	32.43
50) KOÇ ASSET MANAGEMENT S.A.	Ginevra	A2.	7	* 50.00
51) KRAJOWA IZBA ROZLICZENIOWA S.A.	Warsaw	A1.	14	22.96
52) LIPA D.D.	Novi Marof	A1.	28	55.00
53) LOCAT LEASING D.O.O.	Zagreb	A1.	30	100.00
54) MARKETING ZAGREBACKE BANKE D.O.O.	Zagreb	A1.	19	100.00
55) MASTERS S.A.	Legnica	A1.	75	33.81
56) OT FINANCIAL SERVICES NOMINEES LIMITED	London	A1.	61	100.00
57) PEKAO DEVELOPMENT SP.ZO.O	Warsaw	A1.	14	100.00
58) PEKAO FINANCIAL SERVICES SP.ZO.O.	Warsaw	A1.	14	100.00
59) PIONEER CONSULTING SERVICES S.A.	Warsaw	A1.	68	100.00
60) POLONIT SP.ZO.O.	Lodz	A1.	75	80.85
61) S.S.I.S. SOCIETA' SERVIZI INFORMATICI SAMMARINESE S.P.A.	Borgo Maggiore (San Marino)	A1.	54	50.00
62) TOMTEX S.A.	Tomaszòw Mazowiecki	A1.	75	30.64
63) TRADINGLAB INC.	New York	A1.	13	100.00
64) TRINITY MANAGEMENT SP.ZO.O	Warsaw	A1.	14	50.00
65) UPI POSLOVNI SISTEM D.O.O.	Sarajevo	A1.	27	51.35
66) XELION DORADCY FINANSOWI SP.ZO.O.	Lodz	A1.	1	50.00
(formerly PEKAO INFORMATYKA SP.ZO.O)		A1.	14	50.00
67) ZABA TURIZAM d.o.o.	Zagreb	A1.	19	100.00
68) ZANE BH D.O.O.	Sarajevo	A1.	98	100.00
69) ZASLAW SPIN	Zagorz	A1.	75	86.20
70) ZB - ASSET MANAGEMENT A.S.	Prague	A1.	21	100.00
71) ZB - TRUST INVESTICNI SPOLECNOST A.S.	Prague	A1.	21	100.00
72) ZIVNOSTENSKA FINANCE B.V.	Amsterdam	A1.	21	100.00
73) ZPC SWIDNIK SP.ZO.O	Swidnik	A1.	75	20.63
Other significant equity investments				
1) ARGENTEA S.p.A.	Trento	A1.	1	26.00
2) AUGES S.P.A. SIM (in liquidation)	Verona	A1.	1	100.00
3) Autostrada BS-VR-VI-PD S.P.A.	Verona	A1.	1	20.30
4) CASSA DI LIQUIDAZIONE E GARANZIA S.P.A.	Trieste	A1.	1	24.61
5) CASSA E ASSICURAZIONI S.P.A. (in liquidation)	Verona	A1.	1	65.00
6) CONRIT SERVIZI S.r.l.	Turin	A1.	32	100.00
7) CONSORTIUM SRL	Milan	A1.	1	25.70
8) INIZIATIVE URBANE S.P.A.	Trento	A1.	1	27.78
9) LA COMPAGNIE FIDUCIAIRE S.P.A. (in liquidation)	Milan	A1.	1	30.00
10) MEDIOINVEST S.r.l.	Perugia	A1.	10	100.00
11) RI.PO. S.r.l.	Turin	A1.	5	99.99
12) SERIN S.r.l.	Trento	A1.	1	20.00

(Significant equity investments, continued)

NAME	MAIN OFFICE	OWNERSHIP RELATIONSHIP COMPANY		% HELD
13) SE.TEL. SERVIZI TELEMATICI	Naples	A1.	94	33.33
14) S.T.O.A. SOCIETA' TRIVENETA PER L'ORGANIZZAZIONE E L'AUTOMAZIONE S.P.A.	Venice	A1.	1	22.22
15) AGROINVEST FPS (in liquidation)	Bratislava	A1.	17	100.00
16) CESKY LEASING SPOL. S.R.O.	Prague	A1.	21	25.00
17) CPF MANAGEMENT	British Virgin Island	A1.	14	40.00
18) HUR EMLAK INS TIC AS	Istanbul	A2.	3	* 49.53
19) JAROCINSKIE FABRYKI MEBLI (JFM)	Jarocin	A1.	75	37.39
20) KOÇ KULTUR SANAT TANITIM A.S.	Istanbul	A2.	7	* 22.55
		A2.	4	* 2.43
		A2.	6	* 2.45
21) MEDTRADE D.O.O. (in liquidation)	Split	A1.	19	100.00
22) PEKAO USLUGI KORPORACYJNE S.A.	Warsaw	A1.	14	100.00
23) PEKAO IMMOBILIER SARL	Paris	A1.	14	100.00
24) PIONEER FUNDS MANAGEMENT LTD (in liquidation)	Dublin	A1.	1	100.00
25) PPOW TOLMICKO SP.ZO.O.	Tolkmicko	A1.	75	62.78
26) PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	Warsaw	A1.	71	98.94
27) ZABA D.O.O.	Ljubljana	A1.	19	100.00

* pro quota

Change in Scope of Consolidation

Below are changes in the scope of consolidation as at 30 June 2003 compared to 31 December 2002:

A. COMPANIES INCLUDED IN CONSOLIDATION

A.1 Line-by-line method

Additions

Purchases:

- Zivnostenska Banka A.S.

Newly established companies:

- Cordusio Immobiliare S.p.A.
- UniCredit Real Estate S.p.A.

Transfer from equity investments valued at net equity:

- UniCredit Audit S.p.A.
- UniCredit Banca d'Impresa S.p.A. (formerly UniCredit Servizi Corporate S.p.A.)
- UniCredit Private Banking S.p.A. (formerly UniCredit Servizi Private S.p.A.)
- Demir Romlease S.A.

Exclusions

Absorption by Zagrebacka Banka D.D. of:

- Cassa di Risparmio di Trieste Banca D.D.

Absorption by Pioneer Alternative Investments Management (Bermuda) Ltd (formerly Momentum Holdings Ltd) of:

- Momentum Advisory Ltd
- Momentum Asia Ltd
- Momentum Asset Management Ltd
- Momentum Marketing Ltd

A.2 Line-by-line method

Additions

Transfer from equity investments valued at net equity:

- Koç Finansal Hizmetler A.S.

Based on the proportional consolidation of Koç Finansal Hizmetler A.S.:

- KoçBank A.S.
- KoçLease - Koç Finansal Kiralama A.S.
- KoçFaktor - Koç Faktoring Hizmetleri A.S.
- Koç Yatirim Menkul Degerler A.S.
- KoçBank Nederland N.V
- Koç Portfoy Yonetim A.S.
- KoçBank (Azerbaijan) Ltd

B. EQUITY INVESTMENTS VALUED AT EQUITY

Additions

Newly established companies:

- Synesis Finanziaria S.p.A.
- Uni IT S.r.l.

Based on the line-by-line/proportional consolidation of the controlling company/ies:

- Zb Trust Investicni Spolecnost A.S.
- Zb Asset Management A.S.
- Zivnostenska Finance B.V.
- Koç asset Management S.A.

Transfer from Other Significant Equity Investments carried at cost:

- Anica System S.A.
- Fabryka Maszyn Sp.Zo.o.
- Fabryka Sprzetu Okretowego "Meblomor" S.A.
- Masters S.A.
- Polonit Sp.Zo.o.
- Tomtex S.A.
- Zaslaw Spin
- Zpc Swidnik Sp.Zo.o.

Exclusions

Companies sold:

- Old City Financial Services Ltd

Transfer to equity investments consolidated on a line-by-line basis:

- UniCredit Audit S.p.A.
- UniCredit Banca d'Impresa S.p.A. (formerly UniCredit Servizi Corporate S.p.A.)
- UniCredit Private Banking S.p.A. (formerly UniCredit Servizi Private S.p.A.)
- Demir Romlease S.A.

Transfer to equity investments consolidated using the proportional method:

- Koç Finansal Hizmetler A.S.

C. OTHER SIGNIFICANT EQUITY INVESTMENTS

Additions

Other changes:

- Consortium S.r.l.

Based on the line-by-line consolidation of the controlling company/ies:

- Cesky Leasing Spol. S.R.O.
- Hur Emlak Ins Tic AS
- Koç Kultur Sanat Tanitim A.S.

Exclusions

Companies liquidated or sold:

- Polcard S.A.
- Pollena Ewa S.A.
- Waw Pzl Sp.Zo.o.
- Witwornia Silnikow Pzl-Mielec Sp.Zo.o.
- Europay Hrvatska D.o.o.
- Veleks D.D.

Other changes:

- Baldini e Castoldi S.p.A.

Transfer to equity investments consolidated on a net equity basis

- Anica System S.A.
- Fabryka Maszyn Sp.Zo.o.
- Fabryka Sprzetu Okretowego "Meblomor" S.A.
- Masters S.A.
- Polonit Sp.Zo.o.
- Tomtex S.A.
- Zaslaw Spin
- Zpc Swidnik Sp.Zo.o.

MANAGING DIRECTOR/CEO
PROFUMO

CHIEF ACCOUNTANT
LECCACORVI

Annexes

Annexes

200

Reconciliation of UniCredito Italiano S.p.A. profit for the first half 2003 and shareholders' equity with corresponding Consolidated Figures

(€ million)	SHAREHOLDERS' EQUITY *	of which: NET PROFIT FOR THE PERIOD
UniCredito Italiano S.p.A. shareholders' equity as at 30 June 2003	**10,000**	**-59**
Excess over book value:		
- consolidated companies	2,351	1,186
- companies valued at net equity	-2	2
Dividends collected during the period by the Parent Company from companies consolidated on a line-by-line basis	-1	-4
Other consolidation adjustments	11	7
Balances of the Group's Consolidated Position as at 30 June 2003	**12,359**	**1,132**
Minority portion of shareholders' equity and net profit (loss)	*1,017*	*77*
Balance as at 30 June 2003	*13,376*	*1,209*

* For the purposes of this table, shareholders' equity is defined to consist of: Capital, share premium reserve, reserves, revaluation reserves, retained earnings (losses), net profit (loss) for the period and fund for general banking risks.

Statement of changes in consolidated shareholders' equity

(€ million)	CAPITAL STOCK	SHARE PREMIUM RESERVE	RESERVES	REVALUATION RESERVES *	RETAINED EARNINGS	GROUP PORTION OF PROFIT	FUND FOR GENERAL BANKING RISKS **	TOTAL
Balance as at 31 December 2002	**3,148**	**3,309**	**3,560**	**305**		**1,801**	**138**	**12,261**
Changes during 1st Half of 2003								
Distribution of net profit:								
- Dividends distributed						-995		-995
- Transfer of net profit to reserves			796			-796		-
- Other distributions						-10		-10
Other changes:								
- Difference due to conversion of accounts in foreign currencies and other changes			-21	-7			-1	-29
Group portion of net profit						1,132		1,132
Balance as at 30 June 2003	**3,148**	**3,309**	**4,335**	**298**	**0**	**1,132**	**137**	**12,359**

* Of which, minority portion of € 20.8 million.

** Of which, minority portion of € 0.7 million.

Significant Equity Investments
Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999

(List of equity investments and voting rights held, in any form, as at 30.6.2002, of over 10% or equal or greater than 20% respectively of capital *in the form of shares/interests with voting rights in unlisted companies, held directly or indirectly.)* *

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT		TYPE OF OWNERSHIP
Companies with ownership of over 10% *					
ANICA SISTEM S.A.	Lublin		13.60	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	a
APC METALCHEM S.A.	Opole		14.57	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	a
BANCA D'ITALIA	Rome	10.77			a
		0.10		BANCA DELL'UMBRIA 1462 S.p.A.	a
		0.10		CASSA RISPARMIO CARPI S.p.A.	a
BASKET TRIESTE S.r.l.	Trieste	16.31			a
BANQUE GALLIERE S.A. (in liquidation)	Paris	17.50			a
BEOFINEST A.D.	Belgrade	18.75			a
BHF ZIVNOSTENSKA INVESTMENT B.V.	Amsterdam		16.67	ZIVNOSTENSKA BANKA D.D.	a
BIURO INFORMACJI KREDITOWEJ S.A.	Warsaw		14.95	BANK PEKAO S.A.	a
BORSA ITALIANA S.p.A.	Milan	11.11			a
			0.79	UNICREDIT BANCA MOBILIARE S.p.A.	a
CAPITALE E SVILUPPO S.p.A.	Perugia		19.53	BANCA DELL'UMBRIA 1462 S.p.A.	a
CEDACRI S.p.A.	Collecchio (PR)	6.10			a
			6.10	CASSA RISPARMIO CARPI S.p.A.	a
CONSORZIO PROFINGEST - ISTITUTO PER LA PROMOZIONE DELLA RICERCA E DELL'INSEGNAMENTO SULLA FINANZA E SULLA GESTIONE D'IMPRESA	Bologna	12.08			a
CREDIFARMA S.p.A.	Rome	17.00			a
E.C. BIC PIEMONTE S.p.A. (in liquidation)	Turin	9.86			a
			1.87	BANCA MEDIOCREDITO S.p.A.	a
Fabryka Wyrobów Frotowych i Kocowych ZWOLTEX S.A.	Zdunska Wola		11.73	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	a
FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE - FINMOLISE S.p.A.	Campobasso	11.84			a
FINAOSTA S.p.A.	Aosta	10.71			a
GIRAGLIA IMMOBILIARE S.p.A.	Milan		17.15	UNICREDIT BANCA D'IMPRESA S.p.A.	a
GRADSKI PODRUM D.D.	Zagreb		15.04	ZAGREBACKA BANKA D.D.	a
			54.76	ZABA TURIZAM D.O.O.	a
IDEAGROUP S.p.A.	Bologna	10.84			a
I GEMELLI DI SAN BENIGNO S.r.l. *(in liquidation)*	Genoa		12.24	UNICREDIT BANCA D'IMPRESA S.p.A.	a
ISTITUTO FINANZIARIO REGIONALE PIEMONTESE	Turin	12.15			a
- FINPIEMONTE S.p.A.			0.26	BANCA MEDIOCREDITO S.p.A.	a
ISTRA-GOLF D.O.O.	Umag		100.00	ISTRATURIST UMAG D.D.	a
LINGOTTO S.p.A.	Turin	17.02			a
METIS SOCIETA' DI FORNITURA DI LAVORO TEMPORANEO S.p.A.	Milan	12.50			a
NOWE OGRODY SP.ZO.O.	Gdansk		94.00	PEKAO DEVELOPMENT SP.Z O.O.	a
OREL-G-HOLDING A.D.	Sofia		19.33	BULBANK A.D.	a
Przedsiebiorstwo Poligraficzno-Wydawnicze UNIPROM S.A.	Warsaw		10.64	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	a
S.A.S.E. S.p.A.	Perugia		11.39	BANCA DELL'UMBRIA 1462 S.p.A.	a
S.I.CRE.F. S.r.l. (in bankruptcy)	Verona	16.00			a
SCONTOFIN S.A.	Luxembourg		15.00	UNICREDIT BANCA D'IMPRESA S.p.A.	a

* This list does not include equity investments listed in Part F (Significant Equity Investments)

a. Shares held

b. Shares pledged

(Significant equity investments, continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT		TYPE OF OWNERSHIP
SEBI S.p.A.	Perugia		15.77	BANCA DELL'UMBRIA 1462 S.p.A.	a
SERENISSIMA INFRACOM S.p.A.	Verona	11.24			a
SKILLPASS S.p.A.	Rome	12.50			a
SOCIETA' AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. S.p.A.	Verbania	10.08			a
SOCIETA' DELLA FERROVIA FRIULANA S.p.A. (in liquidation)	Gorizia	18.57			a
SOCIETA' PER I SERVIZI BANCARI SSB S.p.A.	Milan	13.23			a
		..	..	BANCA MEDIOCREDITO S.p.A.	a
			0.06	BANCA DELL'UMBRIA 1462 S.p.A.	a
			0.01	CASSA RISPARMIO CARPI S.p.A.	a
SOCIETA' REGIONALE DI GARANZIA MARCHE S.C.R.L.	Ancona	11.66			
VAL RENDENA FUNIVIE S.p.A.	Pinzolo (TN)	10.71			a
VENETO SVILUPPO S.p.A.	Venice	15.30			a
WIMA S.A.	Lodz		12.17	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	a
Companies for which voting rights are held in another form, greater than or equal to 20%					
ASSIPAROS S.p.A.	Milan		51.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
ARTEGRAFICA S.p.A.	Verona		97.50	UNICREDIT BANCA D'IMPRESA S.p.A.	b
BENTINI COSTRUZIONI S.p.A.	Ravenna		25.61	BANCA DELL'UMBRIA 1462 S.p.A.	b
BULGARHIDROPONIK O.O.D.	Bourgas		24.81	BULBANK A.D.	a
CARLO ERBA REAGENTI S.p.A.	Milan		99.90	UNICREDIT BANCA D'IMPRESA S.p.A.	b
CAROM IMMOBILIARE S.r.l.	Milan		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
CARTOTECNICA MONTEBELLO S.p.A.	Sarego (VI)		80.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
CORCIANO CALZATURE S.p.A. (in liquidation)	Ellera Umbra (PG)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
DELLA VALLE FINANZIARIA S.p.A. (in liquidation)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
DELLA VALLE IMMOBILIARE S.p.A. (in liquidation)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
DI VITA S.p.A.	Carmagnola (TO)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
ELDO S.p.A. (in receivership)	Rome		99.71	UNICREDIT BANCA D'IMPRESA S.p.A.	b
F.I.M. FONDERIA INDUSTRIE MECCANICHE SPA	Segusino (TV)		60.97	BANCA MEDIOCREDITO S.p.A.	b
FI.MA. S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA 1462 S.p.A.	b
FIORONI INGEGNERIA S.p.A. (in receivership)	Perugia		30.05	BANCA DELL'UMBRIA 1462 S.p.A.	b
FIORONI INVESTIMENTI S.p.A. (in receivership)	Perugia		30.00	BANCA DELL'UMBRIA 1462 S.p.A.	b
FIORONI SISTEMA S.p.A.	Perugia		26.18	BANCA DELL'UMBRIA 1462 S.p.A.	b
(in receivership)			8.45	BANCA DELL'UMBRIA 1462 S.p.A.	a
FOND-METALLI CONVEYORS Srl	Lecco		90.00	BANCA MEDIOCREDITO S.p.A.	b
G.E. GRUPPO ELDO S.p.A. (in receivership)	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE S.p.A.	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
HASSER IMMOBILIARE S.r.l.	Rome		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
HERACLIA S.r.l.	San Donà di Piave (VE)		100.00	UNICREDIT BANCA S.p.A.	b
I.C.M. SpA in Liquidation	Rezzato (BS)		61.00	UNICREDIT BANCA S.p.A.	b
IGICOR S.p.A. (in liquidation)	Verona		100.00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	b

a. Shares held
b. Shares pledged

(Significant equity investments, continued)

NAME	MAIN OFFICE	% HELD DIRECT	INDIRECT		TYPE OF OWNERSHIP
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO SPA	Sumirago (VA)		100.00	BANCA MEDIOCREDITO S.p.A.	b
IMAT S.p.A. (in liquidation)	Castel San Pietro Terme (BO)		96.67	UNICREDIT BANCA D'IMPRESA S.p.A.	b
IMM.EDIL.SEI S.r.l.	Rome		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
IMMOBILIARE BOTTICELLI S.r.l.	Vazzola (TV)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
INDUSTRIE FIM SPA	Treviso		60.97	BANCA MEDIOCREDITO S.p.A.	b
INDUSTRIE IMES Srl	Milan		100.00	BANCA MEDIOCREDITO S.p.A.	b
INTERPORTO DI VENEZIA S.p.A.	Venice		23.13	UNICREDIT BANCA D'IMPRESA S.p.A.	b
INTERPORTO ROMA EST S.p.A.	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
ITALTEL S.p.A.	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
LASER S.r.l. (in liquidation)	Milan		22.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
JUNIORS' PLAYTIME S.r.l. (in liquidation)	Pianoro (BO)		23.91	UNICREDIT BANCA D'IMPRESA S.p.A.	b
MANDA-INVEST DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE, USLUGE MARKETINGA TE UGOSTITELJSKU I TURISTICKU DJELATNOST	Zagreb		50.00	ZAGREBACKA BANKA D.D.	a
MOTEL LE QUERCE Srl	Perugia		32.50	BANCA DELL'UMBRIA 1462 S.p.A.	b
NESTOR 2000 S.p.r.l.	Brussels	39.40			a
NOICOM S.p.A.	Turin		50.00	BANCA MEDIOCREDITO S.p.A.	b
NORD AUTO PIMAZZONI S.p.A. (in liquidation)	Verona		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
ORABASE S.r.l.	Vicenza		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
ORABASE INTERNATIONAL S.p.A.	Torri di Quartesolo (VI)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
PASC S.r.l. (in bankruptcy)	Rome		100.00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	b
PERINO DIVISIONE MAGAZZINI S.p.A.	Aosta		42.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
PERLINI INTERNATIONAL S.p.A.	San Bonifacio (VR)		40.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
PIONEER GLOBAL OPPORTUNITIES PLC	Dublin	70.52	20.60	UNICREDIT BANCA MOBILIARE S.p.A.	a
			5.49	UNICREDITO ITALIANO BANK (IRELAND) P.L.C.	a
RISTORANTE IL TRASIMENO S.r.l.	Perugia		57.00	BANCA DELL'UMBRIA 1462 S.p.A.	b
ROME AMERICAN HOSPITAL S.p.A. (in settlement of creditors' claims)	Rome		39.58	UNICREDIT BANCA D'IMPRESA S.p.A.	b
SAMMEZZANO S.p.A. (in liquidation)	Reggello (FI)		100.00	BANCA DELL'UMBRIA 1462 S.p.A.	b
SAN GIUSTO SEA CENTER S.p.A.	Trieste		86.72	UNICREDIT BANCA S.p.A.	b
SANTA MONICA S.p.A.	Misano (RN)		25.67	BANCA DELL'UMBRIA 1462 S.p.A.	b
SERVIZI VENETI ECOLOGICI S.p.A.(in bankruptcy)	Rovigo		79.66	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	b
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA S.p.A. (in liquidation)	Reana del Royale (UD)		37.04	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	b
SEA SOCIETA' EUROPEA AUTOCARAVAN S.p.A.	Zibido San Giacomo (MI)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
SIATA SOCIETA' INDUSTRIA ATTREZZATURE TURISTICHE ALBERGHIERE S.p.A.(in liquidation)	Campobasso		100.00	UNICREDIT PRIVATE BANKING S.p.A.	b
SOCIETA' ITALIANA STERILIZZAZIONI S.p.A.	Vittoria (RG)		35.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
SUNTO S.r.l.	Milan		80.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
TACANA S.A.	Luxembourg		99.99	UNICREDIT BANCA S.p.A.	b
TEHNIKA DIONICKO DRUSTVO ZA GRADITELJSTVO, INZENJERING, PROIZVODNJU I TRGOVINNU	Zagreb		20.23	ZAGREBACKA BANKA D.D.	a

a. Shares held
b. Shares pledged

(Significant equity investments, continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT		TYPE OF OWNERSHIP
TGA D.D. STOLAC	Mostar		27.34	ZAGREBACKA BANKA D.D.	a
TIESSE TEXTILE SERVICE S.r.l. (in liquidation)	Soave (VR)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
TREVITEX S.p.A. (in fallimento)	Milan		44.49	UNICREDIT BANCA D'IMPRESA S.p.A.	b
TURISTINVEST, PODUZE_E ZA USLUGE, POSREDOVANJE, KONZALTING I FINANCIJSKI IN_ENJERING U TURIZMU, D.O.O. (in liquidation)	Zagreb		99,00	ZAGREBACKA BANKA D.D.	a
V.I.C.I.M.I. S.r.l.	Vicenza		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	b
ZASLAW ZAKLAD PRZYCZEP I NACZEP SP. Z.O.O.	Zagorz		90,72	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	a
ZIMAR S.p.A.	Perugia		25,00	BANCA DELL'UMBRIA 1462 S.p.A.	b
ZPC SWIDNIK SP.ZO.O.	Swidnik		25,40	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	a
ZUGLIA S.r.l. (in liquidation)	Vicenza		100,00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	b

a. Shares held

b. Shares pledged

Balance Sheet and Profit and Loss Account

UniCredito Italiano S.p.A.
Company Accounts

208

When preparing the half-year report as at 30 June 2003, the accounting and reporting policies used for the 2002 accounts were followed.

CONSOB Letter No. DAC/28034 of 12 April 2000 was also followed. With respect to accounting policies, this letter established the applicability of the so-called independence principle for the interim period. Thus, the six months were considered a separate period in which extraordinary, seasonal or cyclical expenses and revenues must be brought forward or deferred only if doing so is allowed in the annual report for the period.

Thus, the balance sheet and profit and loss account as at 30 June 2003 do not include the portion of profits allocated to dividends of directly owned subsidiaries and affiliates if, and to the extent, the requirement of certainty as at 30 June has not been met (based on the proposal for dividend distribution submitted for the approval of the Shareholders' Meeting), and is instead satisfied at the end of the period.

Consequently, the balance sheet and profit and loss account for the two half-year periods were restated to allow for a comparable treatment of dividends as indicated above.

Restated balance sheet and profit and loss account

- Balance sheet (as at 30 June 2003/31 December 2002/30 June 2002)
- Profit and loss account (1st half of 2003/1st half of 2002/Full year 2002)

Accounts as at 30 June 2003

- Balance Sheet
- Profit and Loss Account

Policies used for the restatement of accounts

As compared to regular accounts, the figures for the restated accounts were determined as follows:

- For accounts as at 30 June 2003, by considering dividends of directly owned subsidiaries accrued during the period including related tax charges.
- For accounts as at 31 December 2002, restated and normal figures coincide.
- For accounts as at 30 June 2002, by considering dividends of directly owned subsidiaries accrued during the period including related tax charges.

Finally, following the the merger of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CR Trieste, Rolo Banca 1473 and Credit Carimonte into UniCredito Italiano Spa, which was concluded on 1 July 2002 (with effect for accounting and tax purposes from 1 January 2002), with the simultaneous transfer of the domestic banking division to Credito Italiano (currently called UniCredit Banca), the figures in the 2002 Accounts are not perfectly comparable to those from other comparison periods.

Restated Balance Sheet

Assets

(amounts in thousands of €)	AMOUNTS AS AT 30.06.2003 RESTATED	31.12.2002	30.06.2002 RESTATED
Cash and deposits with central banks and post offices	50,708	44,736	43,345
Due from:			
- Customers	12,219,401	13,253,239	6,189,746
- Banks	45,592,406	52,351,780	23,066,773
Trading securities	5,052,321	2,539,997	3,780,417
Fixed assets:			
- investment securities	11,889,264	13,874,314	10,078,002
- equity investments	13,617,819	12,147,084	11,889,948
- intangible and tangible fixed assets	31,226	1,176,851	179,042
Other asset items	6,231,838	6,267,147	4,005,448
Total assets	**94,684,983**	**101,655,148**	**59,232,721**

Liabilities and shareholders' equity

Deposits:			
- Due to customers	6,944,639	5,359,001	3,612,377
- Securities in issue	22,468,839	20,059,372	8,731,378
- Due to banks	40,870,327	51,139,699	24,586,855
Specific reserves	1,717,469	2,545,275	1,185,769
Other liabilities	4,469,318	3,701,965	3,427,528
Reserve fund for possible loan losses	16,527	16,527	16,527
Subordinated debt	7,469,567	7,775,192	9,393,460
Shareholders' equity:			
- Capital, reserves and retained earnings	10,059,001	9,660,423	7,808,067
- Net profit for the period	669,296	1,397,694	470,760
Total liabilities and shareholders' equity	**94,684,983**	**101,655,148**	**59,232,721**

Guarantees and commitments

Guarantees given	4,505,613	3,520,341	3,437,878
Commitments	5,681,609	4,619,692	4,388,149

Restated Profit and Loss Account

(amounts in thousands of €)	First half 2003	First half 2002	2002
Net interest	- 65,889	-94,990	1,024,316
Dividends and other revenues	1,194,780	1,139,368	2,179,233
Net interest income	**1,128,891**	**1,044,378**	**3,203,549**
Net commission	38,100	15,557	664,107
Trading profit (loss)	18,111	-44,311	87,242
Other net operating income	98,599	54,182	316,356
Net non-interest income	**154,810**	**25,428**	**1,067,705**
TOTAL REVENUES	**1,283,701**	**1,069,806**	**4,271,254**
Payroll costs	-114,543	-94,673	-756,338
Other administrative expenses	-155,135	-109,021	-610,825
Writedowns of intangible and tangible fixed assets	-23,881	-10,973	-116,718
Operating expenses	**-293,559**	**-214,667**	**-1,483,881**
OPERATING PROFIT	**990,142**	**855,139**	**2,787,373**
Provisions for risks and charges	-60,000	-13,000	-54,170
Net writedowns of loans and provisions for guarantees and commitments	20,323	-52,493	-42,250
Provisions to loan loss reserves	-	-	-
Net writedowns of financial investments	-25,504	-116,931	-628,071
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**924,961**	**672,715**	**2,062,882**
Extraordinary income (charge) – net	36,674	49,101	195,842
Earnings before taxes	**961,635**	**721,816**	**2,258,724**
Income taxes for the period	-292,339	-251,056	-861,030
NET PROFIT (LOSS) FOR THE PERIOD	**669,296**	**470,760**	**1,397,694**

Balance Sheet as at 30 June 2003

(amounts in thousands of €)

Assets

ITEMS

10.	**Cash and deposits with central banks and post offices**		**50,708**
20.	**Treasury notes and similar securities eligible for refinancing at central banks**		**1,002,117**
30.	**Loans to banks:**		**45,592,406**
	a) On demand	11,315,447	
	b) Other loans	34,276,959	
40.	**Loans to customers:**		**12,219,401**
	of which:		
	- loans with deposits received in administration	-	
50.	**Bonds and other debt securities:**		**15,518,290**
	a) Of government issuers	3,420,912	
	b) Of banks	8,180,002	
	of which:		
	- investment and trading securities	*27*	
	c) Of financial institutions	3,340,317	
	of which:		
	- investment and trading securities	-	
	d) Of other issuers	577,059	
60.	**Shares, interests and other equity securities**		**421,178**
70.	**Equity investments**		**2,926,636**
80.	**Equity investments in Group companies**		**10,691,183**
90.	**Intangible fixed assets**		**15,684**
	of which:		
	- Start-up costs	-	
	- Goodwill	-	
100.	**Tangible fixed assets**		**15,542**
130.	**Other assets**		**3,992,131**
140.	**Accrued income and prepaid expenses**		**1,135,819**
	a) Accrued income	888,513	
	b) Prepaid expenses	247,306	
	of which:		
	- issue discount on securities	*8,528*	
Total assets			**93,581,095**

Liabilities and shareholders' equity

ITEMS

10.	**Due to banks:**		**40,870,327**
	a) On demand	21,065,153	
	b) On term or with notice	19,805,174	
20.	**Due to customers:**		**6,944,639**
	a) On demand	1,622,408	
	b) On term or with notice	5,322,231	
30.	**Securities in issue:**		**22,468,839**
	a) Bonds	4,284,298	
	b) Certificates of deposit	18,183,889	
	c) Other securities	652	
50.	**Other liabilities**		**3,562,581**
60.	**Accrued liabilities and deferred income:**		**906,737**
	a) Accrued liabilities	790,839	
	b) Deferred income	115,898	
70.	**Reserve for employee severance pay**		**40,591**
80.	**Reserves for risks and charges:**		**1,301,556**
	a) Reserve for pensions and similar obligations	439,051	
	b) Taxation reserve	465,152	
	c) Other reserves	397,353	
90.	**Reserve fund for possible loan losses**		**16,527**
100.	**Fund for general banking risks**		**116,885**
110.	**Subordinated debt**		**7,469,567**
120.	**Capital**		**3,148,070**
130.	**Share premium reserve**		**3,308,639**
140.	**Reserves:**		**3,208,387**
	a) Legal reserve	508,136	
	b) Reserve for own shares or interests	-	
	c) Statutory reserves	1,015,472	
	d) Other reserves	1,684,779	
150.	**Revaluation reserves**		**277,020**
160.	**Retained earnings**		**-**
170.	**profit (loss) for the period**		**- 59,270**
Total liabilities and shareholders' equity			**93,581,095**

Guarantees and commitments

ITEMS

10.	**Guarantees given**		**4,505,613**
	of which:		
	- Acceptances	*2,980*	
	- Other guarantees	*4,502,633*	
20.	**Commitments**		**5,681,609**
	of which:		
	- For sales with repurchase obligation	-	

Profit and Loss Account - First Half 2003

(amounts in thousands of €)

ITEMS

10.	Interest income and similar revenues		1,386,656
	of which:		
	- On loans to customers	*182,295*	
	- On debt securities	*559,029*	
20.	Interest expense and similar charges		1,452,545
	of which:		
	- On amounts due to customers	*86,282*	
	- On securities in issue	*245,452*	
30.	Dividends and other revenues:		90,892
	a) On shares, interests and other equity securities	51,440	
	b) On equity investments	38,668	
	c) On equity investments in Group companies	784	
40.	Commission income		53,663
50.	Commission expense		15,563
60.	Trading profit (loss)		18,111
70.	Other operating income		124,579
80.	Administrative expenses:		269,678
	a) Payroll costs	114,543	
	of which:		
	- Wages and salaries	*75,848*	
	- Social security contributions	*21,262*	
	- Severance pay	*4,933*	
	- Pensions and similar benefits	*11,113*	
	b) Other administrative expenses	155,135	
90.	Writedowns of intangible and tangible fixed assets		23,881
100.	Provisions for risks and charges		60,000
110.	Other operating expenses		25,980
120.	Writedowns of loans and provisions for guarantees and commitments		5,429
130.	Write-backs of loans and provisions for guarantees and commitments		25,752
140.	Provisions to loan loss reserves		-
150.	Writedowns of financial investments		37,971
160.	Write-backs of financial investments		12,467
170.	**Profit before extraordinary items and income tax**		**- 178,927**
180.	Extraordinary income		91,619
190.	Extraordinary charges		54,945
200.	**Extraordinary income (charge) – net**		**36,674**
220.	Income taxes for the period		- 82,983
230.	**Net profit (loss) for the period**		**- 59,270**

Powers delegated to Directors

Powers delegated to Directors

Below is a description of the powers delegated by the Board of Directors by resolution dated 19 December 2002 and as subsequently amended and revised by resolution of 23 January 2003 and by the Executive Committee by resolution dated 13 May 2002 and as subsequently amended and revised with resolutions dated 20 June 2002, 25 July 2002, 19 December 2002 and 23 January 2003.

By the Board of Directors

To the Executive Committee, the right and authority to execute all the operations that the Bank can perform pursuant to art. 4, paragraph 1 of the Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring property and for ordinary expenses and investments necessary for the Bank's management, for the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational schemes and provisions for Personnel in service and retirees, the provision of donations to charitable or public-interest bodies ;

- To the Chairman
  - The right to authorise, at the express request of the Managing Director/CEO, the organisation on behalf of the latter of a credit facility within a pre-established limit throughout the Bank's network, for the cash payment of bank cheques drawn on other credit organisations.
  - Jointly with the Managing Director/CEO, the right to authorize acquisitions/disposals of direct, minority equity investments that do not change the Group's structure, and transactions involving the capital of such affiliates that do not require the prior authorization of the Regulatory Authorities, in both cases for amounts in excess of the levels of assigned to the Managing Director/CEO, and at any rate, within pre-established limits;
  - Jointly with the Managing Director/CEO, the right to express the Company's approval, as Parent Company of the UniCredito Italiano Banking Group, of the acquisitions/disposals of equity investments approved by subsidiaries that do not modify the Group's structure and transactions involving the capital of minority affiliates held by subsidiaries that do not require the prior authorizations of the Regulatory Authority, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits;
- To the Managing Director/CEO, in addition to the authorities indicated above, to be exercised singly or jointly with the Chairman regarding the transaction amounts, the following powers:
  - To authorise, at the express request of company officers, the organisation of a credit facility within a pre-established limit throughout the Bank's network, for the cashing of bank cheques drawn on other credit organisations;
  - To express the Company's approval, as Parent Company of the UniCredito Italiano Banking Group, regarding obligations upon the representatives of Banks and companies belonging to banking groups, in relation to transactions pursuant to Art. 136 of Legislative Decree No. 385 of 1/9/1993 and for amounts not in excess of the pre-established limits;

- To grant individual members of staff single signing powers for transactions of a specified nature;
- To represent the Bank as the holder of voting rights in the ordinary or extraordinary meetings, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies.

By the Executive Committee:

- To the Chairman, the right to express his approval – in urgent cases – of transactions of amounts in excess of the pre-established limits for the General Management Department/Areas, provided these are under predetermined limits related to loans, dealings in securities and other money market instruments, spending powers, contributions and donations, non-performing loans, doubtful loans, restructured loans and loans subject to restructuring, accidents and disputes;
- To the Managing Director/CEO, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's activity, namely: loans; dealings in securities and other money market instruments; treasury activity; foreign exchange; activities relating to the determination of conditions; sale of property; spending powers; rights regarding contributions and donations; personnel administration rights; non-performing loans, doubtful loans, restructured loans and loans being restructured, accidents and disputes.

At its meeting of 6 May 2002, the Board of Directors also assigned to the Managing Committee (made up of the Chairman of the Board of Directors and the Deputy Chairmen appointed or, if there is no Deputy Chairman in office, made up of designated members of the Board of Directors) the duty of determining, in agreement with the Managing Director/CEO, the development policies and guidelines for strategic and operational plans to be submitted to the Board of Directors.

Glossary

Glossary

Glossary

Acquisition Finance Financing for company acquisition transactions. The most widespread form of acquisition finance is the leveraged buy-out (see Leveraged Finance).

Acronyms of companies or associations
ABI: Associazione Bancaria Italiana (Italian Banking Association)
ECB: European Central Bank
CONSOB: Commissione Nazionale per le Società e la Borsa (Italian Securities and Exchange Commission)
UBM: UniCredit Banca Mobiliare
UGC: UniCredit Gestione Crediti (formerly Mediovenezie)
UPA: UniCredit Produzioni Accentrate
USI: UniCredit Servizi Informativi

Affluent High-income clients.

Arranger (arrangement) Coordinator (coordination) of the organisational aspects of a complex financing transaction (e.g. acquisition finance or corporate finance).

Asset management Management of third party financial investments.

Bancassurance An expression describing the offer of insurance products through the operating network of banks.

Basle Committee Banking supervision committee set up in 1975 by the Central Bank Governors of the Group of Ten (Belgium, Canada, France, Germany, Japan, Italy, Luxembourg, The Netherlands, United Kingdom, Sweden, Switzerland and United States). The Committee normally meets at the Bank for International Settlements in Basle.

Book runner (Joint book runner) The person who sets up the underwriting syndicate for a bond issue.

Broker Intermediary whose role is to put two counterparties in contact.

Call centre Telephone service available to customers to perform banking transactions (home-banking) or ask for information (help-desk). Also used for support activities (customer care) and marketing (telemarketing).

Capital for regulatory purposes Bank capital which is valid for the purposes of regulatory provisions, consisting of the total amount of "Tier 1 capital" and "Tier 2 capital", minus, according to specific and detailed methods, equity investments and other interests owned in credit and/or financial institutions.

Capital ratio Index which expresses the degree to which shareholders' equity covers the risk assets held by banks.

Corporate Customer segment corresponding to medium to large companies.

Corporate banking Financial services aimed at the corporate segment.

Cost/income ratio Indicator used to analyse management efficiency, obtained by dividing total operating expenses by total revenues.

Country risk Set of economic, financial and political factors which may make it difficult for debts to be repaid by borrowers resident in a country, regardless of their individual solvency.

Covered warrant Derivative financial instrument consisting of a "warrant" which gives subscribers the right to purchase (call CW) or sell (put CW) a specific financial or real asset (underlying) by a specific deadline (American CW) or on a specific date (European CW) in a pre-established quantity (nominal or multiple value) for a pre-established price (strike price).

Credit scoring Coded procedures (automatic or semi-automatic) for assessing credit risk.

Credit commitments A transaction by means of which the bank or a financial company undertakes to assume or guarantee an undertaking given by one of its customers to a third party.

Cross-selling Activity aimed at increasing customer loyalty by selling integrated products and services.

Default Identifies a situation in which a party has stated that it cannot honour its debts and/or pay the corresponding interest.

Desk Generally identifies an operational unit in which a specific activity is concentrated.

Doubtful loans Credit granted to customers who are in a clearly difficult situation which may however be overcome within a reasonable period of time.

Derivatives (products/instruments) A financial instrument defined as a derivative because its cost/performance profile is derived from the cost/performance parameters of other principal instruments called "underlying assets", which may be commodities, currencies, interest rates, securities, stock indices.
In other words, the value of a derivative is a contractually pre-established function of the value of a specific real or financial asset (underlying asset), the price of which (spot price) is formed in the respective market. Their intention is generally to modify the exposure of the contractual parties to market risks. They include futures, options, swaps and forward contracts.

Equity derivatives Derivative products with values linked to equity securities or share indices.

Equity-linked bonds Bonds whose performance depends on that of the parameter to which they are linked. The index parameter can be a stock exchange index, a basket of stock exchange indices, a share, a basket of shares or an investment fund.

Exchangeable bond Bond which offers the owner the opportunity to convert it into shares in a company other than the issuer.

Factoring Contract to transfer accounts receivable to banks or specialised companies either with recourse (with credit risk borne by the assignor) or without recourse (with credit risk borne by the assignee) for management and collection purposes, which may be associated with financing granted to the customer.

Fixed-floater bonds Bonds characterised by fixed-rate coupons for the first "n" periods and by variable rate coupons for the remaining "t minus n" periods.

FRA (Forward Rate Agreement) Contract by which parties agree to receive (pay) on maturity the difference between the value calculated by applying a predetermined interest rate to the value of the transaction and the value obtained on the basis of the level reached by a reference rate chosen by the parties.

Funding Provision of the funds required to finance company activity or specific financial transactions.

Futures Standardised contracts with which the parties undertake to exchange currencies, securities or goods at a predefined price and on a future date. These contracts are negotiated in regulated markets where their performance is guaranteed.

Global (Joint global) Co-ordinator Company acting (together with others) as a general coordinator in a security issue/placement transaction.

Goodwill Identifies the amount paid to acquire a shareholding equal to the difference between the cost and the corresponding share of shareholders' equity for the part which is not attributable to elements making up the assets of the acquired company.

Hedge fund Investment fund of a speculative nature, distinguished by the small number of participants and the high minimum investment required, with ample freedom in terms of objectives, investment instruments and positions taken.

High Net Worth Asset management for high income customers.

Home banking Telephone or Internet connection to manage a bank account and/or check its situation.

Index-linked Life policies with performance linked to reference indices, normally drawn from the financial markets.

Indirect deposits Credit instruments and other securities not issued by the custodian bank, received by the latter in custody, administration or

in relation to asset management activities. Since they are not direct commitments by the bank they are not shown on the balance sheet.

Institutional investors These include insurance companies, pension funds, mutual funds and private asset management services.

Interest rate cap Contract clause which establishes that the variable interest rate of a finance deal or debt must not exceed a maximum fixed value (ceiling) at the time it is issued.

Interest rate derivatives Derivative products, the value of which is linked to bonds or interest rates.

Investment banking Segment of banking involved in the subscription and placement of newly issued securities, as well as the trading of financial instruments.

Interest-rate risk Economic and financial risk to which a credit institution is exposed in relation to a variation in interest rates, measurable in terms of potential variations in future interest margins or in the present value of the net capital (i.e. the difference between the present value of interest-bearing assets and liabilities).

IPO (Initial Public Offering) Transaction by which shares in a company which intends to be listed in a regulated market are offered to the public.

Lead (co-lead) manager The leading bank in a loan syndicate, which negotiates with the debtor, selects the co-lead managers and other members of the guarantee syndicate in agreement with the issuer. It is also responsible for forming the sales team and establishing the methods of the operation, managing its implementation, often also undertaking to place the largest share on the market; it also keeps the accounts. In exchange for performing these functions, in addition to a reimbursement of expenses and normal commissions, it also receives a special commission.

Leasing Contract by which one party (lessor) grants the other (lessee) use of property purchased or built by the lessor, according to the lessee's choices and instructions, for a certain period of time, allowing the lessee to purchase the property according to pre-established conditions at the end of the leasing contract.

Leveraged finance Also known as "acquisition finance". It covers all the operations involved in transferring the ownership and control of a company on the basis of an organisational and financial formula which creates a debt for the company being transferred (leveraged buy-out).

Liability Management Financial management of the debt structure of a company.

Lower Tier 2 Subordinated liabilities which are eligible for inclusion in the additional shareholders' equity or Tier 2.

M&A (Merger and Acquisition) Company acquisition and reorganisation activity and the respective consultancy.

Mark-down Negative difference compared to a reference index, normally an interbank rate, applied to the interest rate on customer deposits.

Mark-up Positive difference compared to a reference index, normally an interbank rate, applied to the interest rate on loans to customers.

Market effect Effect of a change in the share prices and exchange rates on aggregates calculated at market values (e.g. indirect deposits).

Market indices

MIB: general index of the Milan Stock Exchange
S&P 500: Standard & Poor's index of the New York Stock Exchange calculated on the 500 most highly capitalised securities
MSCI Europe: Index calculated by Morgan Stanley and Capital International representing the performance of European Stock Exchanges.

Market-making Activities carried out by specialised intermediaries who undertake to provide continuous bid and offer prices relating to one or more investment assets and to apply them to pre-established minimum amounts by other parties.

Market risk Risk of incurring value fluctuations of balance sheet or off-balance-sheet items

connected with changes in market prices/factors, including interest rates, exchange rates and share prices.

Mass market Households and individuals.

MTS (Italian government bonds automated market) Automated circuit for negotiating Government Bonds in the secondary market, set up by a decree issued by the Italian Ministry of the Treasury on 8/2/1988.

Netting Clearing agreements between financial counterparties which provide for them to "fulfil" their respective contractual duties by paying the difference between funds payable and funds receivable. In derivative contracts it identifies the provision which allows the positive and negative substitution costs of each individual contract to be offset by not making them individually enforceable.

Non-performing loan Credit granted to persons who are insolvent (even if this has not been confirmed by a court of law) or in substantially similar situations.

Offering Circular Prospectus drawn up according to international principles for the distribution of securities abroad (particularly in the USA and Canada).

OPA Public offering or take-over bid (or tender offer): method by which a person approaches all the holders of shares in a specific company, offering to buy the shares or bonds they own within a specific period of time and for a price, paid in cash, which normally remains fixed for as long as the offer remains open. The offer is subject to acceptance by a number of shareholders representing a pre-established percentage of the capital stock, otherwise it becomes automatically null and void.

OPAS Tender and stock exchange offer.

Options These represent a right, not a commitment, to purchase (call option) or to sell (put option) a financial instrument at a pre-established price by or on a fixed date in the future.

OPS Share exchange offer: This is a public purchase offer in which the price is not paid in cash but by transferring other securities (e.g. ordinary shares in the company promoting the PPO).

OTC (over the counter) Transactions carried out directly between the parties, without using a regulated market.

Origination Activity involving the subscription and placement of debt securities (debt underwriting) or equity securities (equity underwriting).
This includes contact with the potential client, granting of an authority, management and coordination of the security subscription and placement stages.

Package accounts Fixed fee current accounts which offer services in addition to basic banking services.

Performing loan Credit position of the bank with a customer who is deemed to be solvent and therefore able to make repayments as scheduled.

Primary market Securities market in which newly issued shares and bonds are exchanged between issuer and first investor.

Performing (non-performing) Term which refers generally to regularly (non regularly) performing loans. Non-performing loans are generally associated with bad and doubtful debts.

Preference Convertible Bonds A hybrid form of capitalisation: subordinated bond convertible into ordinary shares. This bond only entitles one to receive a fixed coupon if the issuing company distributes dividends.

Preference shares Shares which combine forms of remuneration linked to market rates with particularly stringent forms of subordination, e.g. a failure to recover interest not paid by the bank in subsequent financial years and sharing in the losses of the bank itself should they lead to a significant reduction in equity requirements. Supervision instructions establish the conditions on the basis of which preference shares can be counted as part of the basic shareholders' equity of banks and banking groups.

Price/Book value Ratio of the price per share to the net asset value per share.

Price/Earnings Ratio of the price per share to the net profit per share.

Private Banking Financial services targeted at private "high end" customers for the overall management of their financial needs.

Rating Assessment of the degree of risk that a specific debtor, company or public body will default. This assessment takes the form of a concise judgement expressed by a conventional value which reflects the debtor's creditworthiness.

Replenishments Procedure which allows the arranger always to maintain the total amount of loans included in a securitisation transaction at the same level.

Retail Customer segment which mainly includes individuals, professionals, shop-keepers and craftsmen.

Retail banking Financial services aimed at the retail segment.

Revolving Credit A form of financing in which the bank maintains funds available to the customer up to a maximum amount. The customer can use the funds as required within a specific period of time.

Restructured loan Situation in which the bank has agreed upon an extension of the repayment deadline with the debtor, renegotiating the exposure at lower interest rates than the market rates.

ROE (Return on equity) Profitability index that measures the ratio between net profits for the fiscal year and shareholders' equity (for the latter, the figure for the end of the period is considered, excluding the profit for the fiscal year).

Secondary market Securities markets in which securities previously placed in the primary market are traded among investors.

Securitisation Transfer of credits or other non-negotiable financial assets to a specialised company whose exclusive purpose is to perform these transactions and which converts these credits or assets into negotiable securities in a secondary market.

Security Agreement Document issued by the debtor to the creditor, which gives the latter a right of pre-emption over specific property. This right ceases once the debtor has paid all monies owed to the creditor, as established in the financing contract.

Senior Underwriter Main underwriter who deals directly with the issuer. It normally subscribes to the whole issue, arranging for redistribution to secondary underwriters.

Servicing In the context of a securitisation transaction, this is the collection of money for loans sold and management of the recovery procedures. The company assigned to perform this activity is known as the "Servicer".

Short-term loans (debt) Used to describe transactions with deadlines within a maximum period of eighteen months.

Sole agent Manager of the financial flows of the transaction (disbursement of financing, payment of interest, etc).

STAR (Segmento Titoli ad Alti Requisiti) Segment of the stock exchange dedicated to medium-capitalisation companies which have specific requirements in terms of distribution to the public, governance, investor information mechanisms.

Step-up bonds Fixed-rate bonds with coupons that grow over time.

Step-up issues Issue of fixed rate bonds with coupon amounts growing over time.

Stock options Company share purchase options issued with dedicated capital increases, which grant the right to purchase the shares within a fixed period of time and for a fixed price. They are used as a form of supplemental compensation to provide incentives and obtain the loyalty of individual employees, specific categories or all employees.

Strike price The price at which the securities in an option contract are sold or purchased on the established maturity date. The price is set when the contract is drawn up.

Structured bonds Bonds whose interest and/or redemption value depend on a real-value parameter (linked to the price of a basket of goods or services), currency parameter (linked to exchange parities), monetary parameter (e.g. ABI prime rate) or financial parameter (e.g. performance of securities issued by banks).

Structuring and arranging Co-ordination and structuring of a complex financial transaction.

Swaps (interest rate and currency swaps) Transactions involving the exchange of financial flows between operators according to specific contractual methods. In the case of interest rate swaps, the parties exchange interest payment flows calculated on a notional reference capital on the basis of various different criteria (e.g. one party pays a fixed rate and the other a variable rate). A specific case is that of basis swaps for which both of the rates to which payments are tied are variable but based on different indices. In the case of currency swaps, the parties exchange specific amounts of two different currencies, repaying them over time according to pre-established methods relating both to the principal and interest.

Syndication Co-operation aimed at carrying out a shared project, such as new share issues and financing for major works.

Take-over Acquiring control of a company.

Technical reserves Provisions made by insurance companies to cover debts and commitments towards their insurance policy holders.

Tier 1 Base shareholders' equity (see below).

Tier 1 capital This consists of paid-up capital, reserves and the fund for general banking risks, net of own shares, intangible fixed assets, losses recorded during previous financial years and/or the current one.

Tier 2 Additional shareholders' equity (see below).

Tier 2 capital This consists of the revaluation reserves, hybrid capital instruments, subordinated liabilities and other positive elements, minus any net losses on securities and other negative elements.

Type (of loan facility or deposit) Pre-established contractual basis for a specific type of deposit or loan facility.

Unit-linked Life insurance policies with performance linked to the value of investment funds.

Unsecured debt Not supported by a mortgage guarantee (or other collateral).

Upper tier II Hybrid capital instruments (e.g. perpetual loans) which constitute the highest level of Tier 2 capital.

VaR (Value-at-Risk) Method used to measure market risk, based on probabilities, quantifying risk on the basis of the maximum loss which may be expected with a certain degree of probability, based on historical variations in the price of an individual position or an entire portfolio and with reference to a specific time period.

Write-back Recovery of value of asset items written down in previous financial years.

Writedown Reduction in value or depreciation / amortisation of elements in the asset section of the balance sheet.

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